UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Summary

1.	Individuals responsible for the Form	7
	1.1 - Declaration and identification of the individuals in charge	7
	1.1 - CEO’s Statement	8
	1.2 - Investor Relations Officer’s Statement	9
	1.3 - Statement of the CEO / Investor Relations Officer	10
2.	Independent Auditors	11
	2.1/2.2 - Identification and remuneration of Auditors	11
	2.3 - Other relevant information	11
3.	Selected financial information	12
	3.1 - Financial Information – Consolidated	12
	3.2 - Non-GAAP earnings	12
	3.3 - Subsequent events to the latest financial statements	12
	3.4 - Income allocation policy	13
	3.5 - Dividend payouts	15
	3.6 - Declaration of dividends to the withheld profits or the reserves account	17
	3.7 - Level of indebtedness	17
	3.8 - Obligations	17
	3.9 - Other relevant information	18
4.	Risk factors	19
	4.1 - Description of risk factors	19
	4.2 - Description of the main market risks	32
	4.3 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings	36
	4.4 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings whose appellees are administrators, former administrators, controllers, former controllers or investors	44
	4.5 - Confidential relevant proceedings	44
	4.6 - Non-confidential and relevant joint litigation, arbitration or adjudicatory proceedings, recurring or ancillary	45
	4.7 - Other relevant contingencies	46
	4.8 - Rules of the country of origin and the country where the securities are guarded	46
5.	Risk management and internal controls	47
	5.1. Risk management policy	47
	5.2 - Market risk management policy	54
	5.3 - Description of the Internal Controls	60
	5.4 - Procedures of integrity	63
	5.5 - Significant changes	67
	5.6 - Other relevant information - risk management and internal controls	67
6.	Issuer's history	68
	6.1 / 6.2 / 6.4 - Establishment of the issuer, term of duration and date of registration at the CVM	68
	6.3 - Brief History	68
	6.5 - Bankruptcy information founded on relevant value or judicial or extrajudicial recovery	69
	6.6 - Other relevant information	69
7.	Issuer's activities	70
	7.1 - Description of the main business activities of the issuer and its subsidiaries	70
	7.1.a - Specific information on mixed-capital companies	70
	7.2 - Information on operating segments	70
	7.3 - Information on products and services relating to the operational segments	75
	7.4 - Customers responsible for more than 10% of the total net revenue	102
	7.5 - Relevant effects of the state regulation of activities	102
	7.6 - Relevant revenues coming from foreign countries	130
	7.7 - Effects of foreign control on activities	130
	7.8 - Socio-environmental policies	130
	7.9 - Other relevant information	130

8.	Extraordinary business	131
	8.1 - Extraordinary business	131
	8.2 - Significant alterations in the issuer's manner of conducting business	131
	8.3 - Significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries	131
	8.4 - Other relevant information	131
9.	Relevant Assets	132
	9.1 - Relevant non-current assets – others	132
	9.2 - Other relevant information	134
10.	Officers’ Notes	137
	10.1 - General Financial and Equity Conditions	137
	10.2 - Financial and operating income	155
	10.3 - Events with relevant effects, occurred and expected, in the financial statements	157
	10.4 - Significant changes in accounting practices – Caveats and emphasis in the auditor's opinion	161
	10.5 - Critical accounting Policies	167
	10.6 - Relevant Items not evidenced in the financial statements	169
	10.7 - Comments on other items not evidenced in the financial statements	170
	10.8 - Business plan	172
	10.9 - Other factors with relevant influence	172
11.	Projections	173
	11.1 - Disclosed projections and assumptions	173
	11.2 - Monitoring and changes to the disclosed projections	175
12.	Shareholders’ meeting and management	178
	12.1 Description of the administrative structure	178
	12.2 - Rules, policies and practices relating to Shareholders’ Meetings	191
	12.3 - Rules, policies and practices relating to the Board of Directors	194
	12.4 - Description of the arbitration clause to resolve conflict through arbitration	196
	12.5/6 - Composition and professional experience of the Management and Fiscal Council	197
	12.7/8 - Composition of committees	239
	12.9 - Existence of a marital relationship, stable union or kinship up to the second degree between:	245
	12.10 - Relationships of subordination, provision of service or control in the last three fiscal years between the issuer’s managers and:	246
	12.11 - Agreements, including any insurance policies, for the payment or reimbursement of expenses incurred by Directors and Officers	255
	12.12 - Other relevant information	256
13.	Management Remuneration	257
	13.1 - Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers	257
	13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council	265
	13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council	267
	13.4 - Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers	269
	13.5 - Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers	270
	13.6 - Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers	270
	13.7 - Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers	270
	13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options	270
	13.9 - Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body	270
	13.10 - Information on private pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers	271
	13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council	272
	13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement	272
	13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies	272

	13.14 - Compensation of managers and Fiscal Council’s members, grouped by body, received for any reason other than the position they occupy	272
	13.14 - Compensation of managers and Fiscal Council’s members, grouped by body, received for any reason other than the position they occupy	272
	13.15 - Compensation of managers and Fiscal Council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries	272
	13.16 - Other relevant information	274
14.	Human Resources	275
	14.1 - Description of human resources	275
	14.2 - Relevant changes - Human resources	277
	14.3 - Description of employee remuneration policy	277
	14.4 - Description of the relationship between the issuer and unions	279
	14.5 - Other relevant information	279
15.	Control and economic group	280
	15.1 / 15.2 - Equity Position	280
	15.3 - Capital Distribution	284
	15.4 - Organization chart of shareholders and economic group	285
	15.5 - Shareholders' agreement filed at the headquarters of the issuer or of which the controlling shareholder is a part of	288
	15.6 - Relevant changes in the shareholdings of members of the control group and the issuer's managers	288
	15.7 - Main corporate transactions	289
	15.8 - Other relevant information	293
16.	Transactions for related parties	294
	16.1 - Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties	294
	16.2 - Information about transactions with the related parties	295
	16.3 - Identification of measures taken to deal with conflicts of interest and the demonstration of strictly commutative conditions agreed or of the appropriate compensatory payment made	302
	16.4 - Other relevant information	302
17.	Share Capital	303
	17.1 - Information on the share capital	303
	17.2 - Capital Increases	303
	17.3 - Information about developments, grouping and share bonuses	304
	17.4 - Information on the share capital	305
	17.5 - Other relevant information	305
18.	Securities	306
	18.1 - Share Rights	306
	18.2 - Description of any statutory rules that significantly limit the voting rights of shareholders or that lead them to carry out public offering	307
	18.3 - Description of the exceptions and suspense clauses that relate to political or economic rights laid down in the Bylaws	307
	18.4 - Volume of negotiations and major and minor quotes of traded securities	307
	18.5 - Other securities issued in Brazi	308
	18.6 - Brazilian markets in which securities are admitted to trading	308
	18.7 - Information about class and the kinds of securities admitted for trading in foreign markete	308
	18.8 - Securities issued abroad	310
	18.9 - Distribution of public offerings made by the issuer or by third parties, including controlling and affiliate companies and subsidiaries, relating to the securities of the issuer	312
	18.10 - Use of proceeds from public offerings for distribution and any deviations	312
	18.11 - Description of the takeover bids made by the issuer in respect of shares issued by third parties	312
	18.12 - Other relevant information	313
19.	Repurchase plans/Treasury	326
	19.1 - Information on the issuer's share buyback	326
	19.2 - Movement of securities held in Treasury	327
	19.3 - Other relevant information	330

20.	Trading Policy	331
	20.1 - Information about the securities trading policy	331
	20.2 - Other relevant information	332
21.	Disclosure Policy	334
	21.1 - Description of the standards, or internal procedures or regiments relating to the disclosure of information	334
	21.2 - Description of the policy for the disclosure of material facts and any procedures concerning the maintenance of secrecy regarding undisclosed relevant information	335
	21.3 - Managers responsible for the implementation, maintenance, evaluation and supervision of the information disclosure policy	335
	21.4 - Other relevant information	335

1. Responsible for the Form

1. Individuals responsible for the Form

1.1 - Declaration and identification of the individuals in charge

Name of the person in charge of the form’s contents: Octavio de Lazari Junior

Position: Chief Executive Officer

Name of the person in charge of the form’s contents: Leandro de Miranda Araujo

Position: Investor Relations Officer

The aforementioned Officers hereby state:

a)     to have revised the reference form of Banco Bradesco S.A. – “Bradesco”, “Company” or “Organization”;

b)     that all information contained in the form meets the provisions of CVM Instruction No. 480, particularly those set out in articles 14 to 19; and

c)     that the set of information contained therein is a true, accurate, and complete description of the issuer's economic financial outcomes and of the risks inherent to its activities and securities issued.

7– Reference Form – 2019

1. Responsible for the Form

1.1 - CEO’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 31, 2019.

I, Octavio de Lazari Junior – CEO of Banco Bradesco S.A., declare that:

1.     I have reviewed Banco Bradesco S.A.’s annual reference form, data base 2018;

2.          All of the information in the form complies with the CVM Instruction No. 480 in particular with articles 14 to 19; and

3.          The information herein provides a true, accurate and complete picture of the issuer's financial situation and the risks inherent in its activities and its issue of securities.

Octavio de Lazari Junior

CEO

8– Reference Form – 2019

1. Responsible for the Form

1.2 - Investor Relations Officer’s Statement

S T A T E M E N T

Cidade de Deus, Osasco/SP, May 31, 2019.

I, Leandro de Miranda Araujo – Deputy Officer and Investor Relations Officer of Banco Bradesco S.A., declare that:

1.          I have reviewed Banco Bradesco S.A.’s annual reference form, data base 2018;

2.          All of the information in the form complies with the CVM Instruction No. 480 in particular with articles 14 to 19; and

3.          The information herein provides a true, accurate and complete picture of the issuer’s financial situation and the risks inherent to its activities and its issue of securities.

Leandro de Miranda Araujo

Deputy Officer and Investor Relations Officer

9– Reference Form – 2019

1. Responsible for the Form

1.3 - Statement of the CEO / Investor Relations Officer

The individual statements of the CEO and of the Investor Relations Officer are described, respectively, in items 1.1 and 1.2 of this Reference Form.

10– Reference Form – 2019

2. Independent Auditors

2. Independent Auditors

2.1/2.2 - Identification and remuneration of Auditors

Identification and remuneration of Auditors
Is there an auditor?	Yes
CVM Code	418-9
Type of auditor	Local
Name/Corporate name	KPMG Auditores Independentes
CPF/CNPJ [Individual/Corporate Taxpayer's Registry]	57.755.217/0022-53
Service period	March 21, 2011
Description of contracted services (last three fiscal years)

The services referring to the fiscal year of 2018, 2017 and 2016, include: (i) Auditing of the financial statements of companies and funds within the Organization; (ii) Regulatory Reports in compliance with the Central Bank and the Brazilian Securities Commission (CVM); and (iii) Other services provided by the external auditors (pre-agreed procedures, investigations and review of information, substantially, financial, fiscal and actuarial data).

Total amount of compensation of independent auditors divided by service	Auditing services contracted in 2018: R$40,432 thousand Other Services: R$4,083 thousand Total: R$44,515 thousand
Justification for the replacement	Not Applicable
Reason presented by the auditor in case of disagreement with the justification provided by the issuer	Not Applicable
Service period	1/1/2016
Name of the technician in charge	Rodrigo de Mattos Lia
CPF [Individual Taxpayer's Registry]	132.892.398-37
Address	Av. Dionysia Alves Barreto, 500 - Conj. 1001, 10º andar, Centro, Osasco, SP, Brasil, CEP 06086-050, Phone +55 (011) 2856-5300, Email: rlia@kpmg.com.br

2.3 - Other relevant information

There is no other information deemed relevant at this time.

11– Reference Form – 2019

3. Selected financial information

3. Selected financial information

3.1 - Financial Information – Consolidated

(In accordance with International Accounting Standards - IFRS) In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2018	12/31/2017	12/31/2016
Shareholders’ Equity	124,676,120,000.00	117,693,704,000.00	105,479,207,000.00
Total Assets	1,305,543,714,000.00	1,224,353,440,000.00	1,192,029,656,000.00
Net revenue / Revenue from financial intermediation / Gains from insurance premiums	216,034,813,000.00	226,431,352,000.00	237,368,874,000.00
Gross earnings	19,442,015,000.00	23,743,559,000.00	31,905,456,000.00
Net earnings	16,748,439,000.00	17,314,603,000.00	17,992,726,000.00
Number of shares, excluding Treasury	6,693,580,972	6,693,580,972	6,693,580,972
Share equity value (Reais per unit)	18.63	17.58	15.76
Basic Earnings per Share	2.39	2.43	2.55
Diluted Earnings per Share	2.39	2.43	2.55

3.2 - Non-GAAP earnings

The non-GAAP earnings were not disclosed in the course of the last fiscal year.

3.3 - Subsequent events to the latest financial statements

On May 6, 2019, we announced to the market, its shareholders, clients and employees that we had entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”) for the acquisition of BAC Florida. Upon completion of the acquisition, Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the USA to its affluent and high net worth clients, in addition to other banking services, such as checking accounts, credit card and real estate financing. This transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional clients. The completion of the transaction, which may happen in one or more subsequent stages, is subject to the approval of Brazilian and U.S. competent regulatory authorities and to the fulfillment of legal formalities. Bradesco will pay approximately US$500 million for BAC Florida.

12– Reference Form – 2019

3. Selected financial information

3.4 - Income allocation policy

(R$ thousand)		Income Allocation
		2018	2017	2016
A) Rules on withholding profits

Legal reserve

The allocation of a portion of the net income, for legal reserves, is set out by Article 193 of Law No. 6,404/76 and is intended to ensure the integrity of the share capital, and may only be used to offset losses or to increase capital.

The net income for the year, five percent (5%), shall be applied before any other allocation, in the constitution of the legal reserve, which shall not exceed twenty percent (20%) of the share capital.

The legal reserve may no longer be constituted in the year in which the balance of this reserve, increased by the amount of the capital reserves provided for in paragraph 1 of Article 182, exceeds thirty percent (30%) of the share capital.

Statutory Reserves

Article 194 of Law No. 6,404/76 regulates the creation of statutory reserves. Pursuant to such legal document, the Company's bylaws may create reserves based on the following specific conditions:

- the purpose is accurately and completely indicated;

- the criteria for determining the portion of annual net income that will be allocated for its constitution is established; and

- the maximum reserve limit is set.

Pursuant to applicable laws, Article 28 of the Bylaws sets out that the balance of the net income, after every statutory allocation, will have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors and deliberated in the Shareholders’ Meeting, and one hundred percent (100%) of this balance may be allocated to the Profits Reserves – Statutory, aimed at keeping the operating margin compatible with the development of active operations of the Company, up to the limit of ninety-five percent (95%) of the value of the paid-in share capital.

In case a proposal by the Board of Executive Officers, on the allocation of the net income for the year, includes the payout of dividends and/or the payment of interest on shareholders’ equity in an amount greater than the mandatory dividend established in Article 27, item III, of the bylaws, and/or the withholding of profits in accordance with Article 196 of Law No. 6,404/76, the balance of net income for purposes of constituting this reserve will be determined after the full deduction of these allocations.

Amounts referring to the Withholding of Profits (R$ thousand)	Net Income for the Year	19,084,953	14,657,755	15,083,578
	Legal Reserve	954,247	732,888	754,179
	Statutory Reserves	10,832,110	6,720,523	7,353,617
	Gross Interest on Shareholders’ Equity	7,298,596	7,204,344	6,975,782
	Dividends	-	-	-
B) Rules on the distribution of dividends

With the advent of Law No. 9,249/95, which entered into force on January 1, 1996, companies can pay interest on shareholders’ equity, to be imputed, net of withholding income tax, to the amount of the minimum mandatory dividend.

Minimum Mandatory Dividend

In accordance with item III of Article 27 of Bradesco's Bylaws, shareholders are entitled to thirty percent (30%) of the net income as minimum mandatory dividends, in each fiscal year, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76 (Brazilian Corporate Act). Therefore, the minimum percentage of thirty percent (30%), established in the Bylaws, is above the minimum percentage of twenty five percent (25%), which is established in paragraph 2 of Article 202 of Law No. 6,404/76.

Shareholders Holding Preferred Shares

Preferred shares grant their holders dividends of ten percent (10%) higher than those that are attributed to common shares (letter "b" of paragraph 2 of Article 6 of the corporate Bylaws).

Re-Application of Dividends or Interest on Shareholders’ Equity

The re-application of Dividends and/or Interest on Shareholders’ Equity is a product that allows Bradesco's depositor shareholders, registered in the Bradesco Corretora, either individuals or corporate entities, to invest the amount received, credited to checking accounts, in new shares (currently only for preferred shares), thereby increasing shareholding interest.

Shareholders have the option of re-applying the monthly and/or special (complementary and intermediary) dividends. There is no ceiling for this re-application and the minimum limit should be enough for the acquisition of at least one (1) share.

C) Frequency of dividend payouts

Bradesco has distributed dividends on a monthly basis since 1970, becoming the first Brazilian financial institution to adopt such a practice.

Interim Dividends

The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, twice a year or on a monthly basis, to the existing Accrued Profits or Profit Reserves accounts (Article 27, paragraph 1 of the Bylaws).

They may also authorize the distribution of Interest on Shareholders’ Equity to replace interim dividends, either integrally or partially (Article 27, paragraph 2 of the Bylaws).

Interest on Shareholders’ Equity Monthly Payment System

For the purposes set out in Article 205 of Law No. 6,404/76, shareholders that are entered into the records of the Company on the date of the statement, which occurs on the first business day of each month, shall be deemed beneficiaries.

Payments are made on the first business day of the subsequent month, one month in advance of the mandatory dividend, by credit into the account that has been informed by the shareholder or provided to the Company.

D) Any restrictions on the distribution of dividends, imposed by special laws or regulations applicable to the issuer, as well as contracts, judicial or administrative decisions or arbitration.		There are no restrictions on the distribution of dividends.

E) If the issuer has a policy of destination of results formally approved, they should inform the body responsible for the approval, the date of approval and, if the issuer discloses the policy, the locations on the global computer network where the document can be consulted

The Company has a document entitled “Practices for the Payment of Dividends and/or Interest on Own Capital of Banco Bradesco S.A.” approved by the Board of Directors on April 1, 2015 and publicly available on the site of the Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and on the Company’s Investor Relations website (www.bradescori.com.br), which establishes, among other aspects, the periodicity for the payment of dividends and the parameter of reference to be used to define the amount that will be distributed. In the specific case of Bradesco, the Company establishes the payment of dividends and/or interest on own capital on a monthly basis.

13– Reference Form – 2019

3. Selected financial information

3.5 - Dividend payouts

In R$	Fiscal Year	Fiscal Year	Fiscal Year
	12/31/2018	12/31/2017	12/31/2016
Adjusted Net Income	18,130,705,306.69	13,924,867,367.13	14,329,398,853.69
Dividends distributed in relation to adjusted net income	40.255443	51.737256	48.681606
Rate of return in relation to the equity of the issuer	15.756948	13.270043	15.017140
Total distributed dividends	7,298,595,772.74	7,204,344,268.60	6,975,781,491.26
Withheld net income	11,786,357,181.70	7,453,410,854.69	8,107,796,249.43
Date of approval of the withholding	3/11/2019	3/12/2018	3/10/2017

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Mandatory Dividend
Common	-	-
Preferred	-	-
Common			-	-
Preferred			-	-
Common					-	-
Preferred					-	-

14– Reference Form – 2019

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common	52,602,311.01	2/1/2018
Common	52,602,311.09	3/1/2018
Common	52,602,309.24	4/2/2018
Common	57,862,460.57	5/2/2018
Common	57,862,454.99	6/1/2018
Common	57,862,452.07	7/2/2018
Common	578,516,328.78	7/16/2018
Common	57,862,447.67	8/1/2018
Common	57,862,446.42	9/3/2018
Common	57,862,442.05	10/1/2018
Common	57,862,439.75	11/1/2018
Common	57,862,438.58	12/3/2018
Common	57,862,438.71	1/2/2019
Common	2,226,715,697.79	3/8/2019
Preferred	57,599,006.04	2/1/2018
Preferred	57,599,006.83	3/1/2018
Preferred	57,598,997.64	4/2/2018
Preferred	63,358,891.29	5/2/2018
Preferred	63,358,883.41	6/1/2018
Preferred	63,358,884.54	7/2/2018
Preferred	633,484,567.86	7/16/2018
Preferred	63,358,869.83	8/1/2018
Preferred	63,358,872.13	9/3/2018
Preferred	63,358,849.23	10/1/2018
Preferred	63,358,847.13	11/1/2018
Preferred	63,358,856.33	12/3/2018
Preferred	63,358,868.81	1/2/2019
Preferred	2,438,283,392.95	3/8/2019
Common			47,820,250.05	2/1/2017
Common			47,820,250.25	3/1/2017
Common			47,820,250.28	4/3/2017
Common			47,820,249.83	5/2/2017
Common			52,602,316.54	6/1/2017
Common			52,602,313.39	7/1/2017
Common			526,010,907.35	7/18/2017
Common			52,602,312.87	8/1/2017
Common			52,602,313.69	9/1/2017
Common			52,602,313.74	10/2/2017
Common			52,602,313.71	11/1/2017
Common			52,602,312.43	12/1/2017
Common			52,602,311.49	1/2/2018
Common			2,300,701,090.15	3/8/2018
Preferred			52,363,180.27	2/1/2017
Preferred			52,363,191.97	3/1/2017
Preferred			52,363,191.49	4/3/2017
Preferred			52,363,194.57	5/2/2017
Preferred			57,599,005.80	6/1/2017
Preferred			57,598,991.32	7/1/2017
Preferred			575,989,092.65	7/18/2017
Preferred			57,598,987.71	8/1/2017
Preferred			57,598,991.64	9/1/2017
Preferred			57,599,004.92	10/2/2017
Preferred			57,599,008.71	11/1/2017
Preferred			57,599,005.94	12/1/2017
Preferred			57,599,005.99	1/2/2018
Preferred			2,519,298,909.85	3/8/2018

15– Reference Form – 2019

3. Selected financial information

Withheld net income	Amount	Dividend Payout	Amount	Dividend Payout	Amount	Dividend Payout
Interest on Shareholders’ Equity
Common					43,481,385.87	2/1/2016
Common					43,472,940.30	3/1/2016
Common					43,472,940.89	4/1/2016
Common					43,472,942.64	5/2/2016
Common					47,820,251.91	6/1/2016
Common					47,820,003.07	7/1/2016
Common					478,278,523.96	7/18/2016
Common					47,820,252.22	8/1/2016
Common					47,820,252.32	9/1/2016
Common					47,820,252.34	10/3/2016
Common					47,820,251.11	11/1/2016
Common					47,820,251.13	12/1/2016
Common					47,820,249.78	1/2/2017
Common					1,583,283,302.16	3/8/2017
Common					711,689,900.58	3/8/2017
Preferred					47,610,792.02	2/1/2016
Preferred					47,600,983.23	3/1/2016
Preferred					47,600,994.37	4/1/2016
Preferred					47,601,013.22	5/2/2016
Preferred					52,363,180.78	6/1/2016
Preferred					52,363,434.43	7/1/2016
Preferred					523,721,476.04	7/18/2016
Preferred					52,363,179.67	8/1/2016
Preferred					52,363,189.25	9/1/2016
Preferred					52,363,188.67	10/3/2016
Preferred					52,363,189.54	11/1/2016
Preferred					52,363,178.61	12/1/2016
Preferred					52,363,179.96	1/2/2017
Preferred					1,733,716,697.84	3/8/2017
Preferred					779,310,113.35	3/8/2017

3.6 - Declaration of dividends to the withheld profits or the reserves account

In relation to the last three fiscal years, no dividends were declared to the withheld profits accounts or to the reserves constituted in previous fiscal years.

3.7 - Level of indebtedness

Fiscal Year *	Sum of Current and Non-Current Liabilities	Index type	Level of indebtedness	Description and reason for the use of other indexes
12/31/2018	1,180,867,594,000.00	Level of indebtedness	9.4714817	-
*In accordance with International Accounting Standards - IFRS

3.8 - Obligations

Fiscal year December 31, 2018 (In accordance with International Accounting Standards-IFRS)
Type of Obligation	Type of Guarantee	Other guarantees or privileges	Less than one year	One to three years	Three to five years	More than five years	Total
Loans	Unsecured	-	27,873,124,825.06	1,808,214,794.93	-	-	29,681,339,619.99
Debt Security	Unsecured	-	773,998,475,174.94	247,209,097,205.07	38,702,534,000.00	30,471,800,000.00	1,090,381,906,380.01
Total		-	801,871,600,000.00	249,017,312,000.00	38,702,534,000.00	30,471,800,000.00	1,120,063,246,000.00

Note:
The information refers to the Consolidated Financial Statements. It is important to stress that the financial institutions operate, basically, as financial mediators, raising funds from clients, and sharing these funds with clients. Therefore, the obligations informed as “Debt Securities” in item 3.8 are composed basically, of (i) Captures, that include: (a) Deposits; (b) Debentures; (c) On-lending operations; (d) Obligations through the Issuance of Bonds and Securities and (e) Subordinated debt, besides the (ii) Provisions for insurance and pension plans.

16– Reference Form – 2019

3. Selected financial information

3.9 - Other relevant information

The selected financial information described in Section 3 refers to consolidated financial statements.

Item 3.1:

i.         Composition of Net Income – Consolidated

			Em R$
Composição (De acordo com as Normas Internacionais de Contabilidade – IFRS)	2018	2017	2016
Receitas de Juros e Similares	122,053,139,000.00	126,232,328,000.00	147,700,375,000.00
Resultado líquido de Serviços e Comissões	23,831,590,000.00	22,748,828,000.00	20,341,087,000.00
Prêmios Retidos de Seguros e Planos de Previdência	66,270,095,000.00	70,046,635,000.00	65,027,122,000.00
Resultado de Participações em Coligadas e Joint Ventures	1,680,375,000.00	1,718,411,000.00	1,699,725,000.00
Outras Receitas Operacionais	7,787,238,000.00	11,166,429,000.00	8,451,776,000.00
Contribuição ao Cofins	(3,855,324,000.00)	(3,989,959,000.00)	(4,458,019,000.00)
Imposto sobre Serviços de Qualquer Natureza - ISS	(1,093,891,000.00)	(775,117,000.00)	(656,841,000.00)
Contribuição ao PIS	(638,409,000.00)	(716,203,000.00)	(736,351,000.00)
Total	216,034,813,000.00	226,431,352,000.00	a237,368,874,000.00

ii.       Number of Shares, Ex-Treasury (Units)

The number of shares presented were adjusted to reflect the share split, approved at the Special Shareholders’ Meeting of March 12, 2018, in the proportion of one new share for every 10 possessed.

iii.      Basic Result per Share and Result Diluted per Share

The basic earnings per share is calculated by dividing the net income, attributable to the controlling shareholders, by the weighted average of shares that are in circulation during the year, excluding the average number of shares that are acquired by Bradesco and held in treasury. The diluted profit per share does not differ from the basic earnings per share, because there are no potential dilutable instruments.

Items 3.4 and 3.5: Dividend payouts and the withholding of net income

We highlight the fact that the financial statements used for the policy of allocating incomes and for the distribution of dividends and interest on shareholders’ equity, pursuant to items 3.4 and 3.5, respectively, were prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions authorized to operate by the Central Bank.

17– Reference Form – 2019

4. Risk factors

4. Risk factors

4.1 - Description of risk factors

Below are the main risk factors that the Organization considers relevant, on the date of this Reference Form, and that could influence the decision of investment. If they materialize, these risks could have an adverse effect on our business, our financial situation and equity, and the price of our securities. Therefore, possible investors could evaluate the risks described below thoroughly, as well as other information contained in this Reference Form.

We observed that the risks described below are not the only risks to which the Organization is subject. Other risks that we are not aware of, in case they materialize, can generate similar effects to those mentioned previously.

It is important to highlight that, the order in which the risks are presented reflect a criterion of relevance established by the Organization.

a)     Risks relating to the issuer

Adverse conditions in the credit and capital markets, just like the value and/or perception of value of Brazilian government securities, may adversely affect our ability to access funding in a cost effective and/or timely manner.

Volatility as well as uncertainties in the credit and capital markets have generally decreased liquidity, with increased costs of funding for financial institutions and corporations. These conditions may impact our ability to replace, in a cost effective and/or timely manner, maturing liabilities and/or access funding to execute our growth strategy.

Part of our funding originates from repurchase agreements, which are largely guaranteed by Brazilian government securities. These types of transaction are generally short-term and volatile in terms of volume, as they are directly impacted by market liquidity. As these transactions are typically guaranteed by Brazilian government securities, the value and/or perception of value of the Brazilian government securities may be significant for the availability of funds. For example, if the quality of the Brazilian government securities used as collateral is adversely affected, due to the worsening credit risk, the cost of these transactions could increase, making this source of funding inefficient for us.

If the market shrinks, which could cause a reduction in volume, or if there is increased collateral credit risk and we are forced to take and/or pay unattractive interest rates, our financial condition and the results of our operations may be adversely affected.

The increasingly competitive environment in the Brazilian banking and insurance segments may have a negative impact on our business prospects.

The markets for financial, banking and insurance services in Brazil are highly competitive. We face significant competition in all of our main areas of operation from other large banks and insurance companies, both public and private based in Brazil and abroad, in addition to new players, such as fintechs and startups that begin to operate with a differentiated level of regulation.

This competitive environment combined with the accelerated process of digital innovation in the institutions could result in a lack of specialized labor with an impact on the growth capacity or extraordinary costs for new business models, which may negatively affect our financial condition, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

We may experience increases in our level of past due loans as our loans and advances portfolio becomes more seasoned.

Historically, our loans and advances to customer portfolios registered an increase, interrupted in 2017 due to recession in the Brazilian economy experienced during the year, and resuming growth in 2018. Any corresponding rise in our level of non-performing loans and advances may lag behind the rate of loan growth, as loans typically do not have due payments for a short period of time after their origination. Levels of past due loans are normally higher among our individual clients than our corporate clients.

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4. Risk factors

Our delinquency ratios, calculated based on information prepared in accordance with accounting practices adopted in Brazil (“BR GAAP”), which is defined as the total loans overdue for over ninety days in relation to the total portfolio of loans and advances decreased to 3.5% in 2018, compared to 4.7% in 2017 and 5.5% in 2016.

Rapid loan growth may also reduce our ratio of non-performing loans to total loans until growth slows or the portfolio becomes more seasoned. Adverse economic conditions and a slower growth rate for our loans and advances to customers may result in increases in our impairment of loans and advances and our ratio of non-performing loans and advances to total loans and advances, which may have an adverse effect on our business, financial condition and results of operations.

Losses in our investments in financial assets at fair value through profit or loss and at fair value through other comprehensive income may have a significant impact on our results of operations and are not predictable.

The fair value of certain investments in financial assets may decline significantly and may fluctuate over short periods of time. As of December 31, 2018, the investments classified at “fair value through profit or loss” and at “fair value through other comprehensive income” represented 32.5% of our assets, and realized and unrealized gains and losses originating from these investments have had and may continue to have a significant impact on the results of our operations.

Despite impacting our investment policies, asset liability management (ALM) and risks, the models adopted may not prevent certain more abrupt oscillations in the movements of the market, so that the profitability of the operations is feasible, in certain moments, from effects that negatively affect its contribution in our profit and shareholders’ equity.

Our trading activities and derivatives transactions may produce material losses.

We engage in the trading of securities, buying debt and equity securities principally to sell them in the near term with the objective of generating profits on short-term differences in price. These investments could expose us to the possibility of material financial losses in the future, as securities are subject to fluctuations in value. In addition, we enter into derivatives transactions, mainly, to manage our exposure to interest rate and exchange rate risk. Such derivatives transactions are designed to protect us against increases or decreases in exchange rates or interest rates.

A failure in, or breach of, our operational, security or technology systems could temporarily interrupt our businesses, increasing our costs and causing losses.

We constantly invest in the improvement and evolution of the safety controls, resilience, continuity and management of our information technology systems and as a result have created an environment with a high capacity to process data for our operating systems and our financial and accounting systems.

Our information technology systems could suffer shortages or become unavailable for a given period of time due to external factors, including events which are wholly or partially beyond our control, such as: cyber events, protests which could prevent individuals from entering our buildings, changes to the regulatory framework, electrical or telecommunications outages, systems failures, resulting from human error or not, or other events involving third parties and suppliers.

Due to the nature of our operations as well as the global context, where there is an ever-increasing integration among platforms, dependency on technology and on the internet, the higher exposure to viruses, malicious software and malicious events is a business reality, which may unexpectedly impair the operations and integrity of our systems that manage and store sensitive and/or confidential information for our business and operations.

We and other financial institutions, including governmental entities, have already experienced cyber security events in relation to our information technology systems. Due to the controls, we have in place, we have not experienced any material loss of data from these attacks to date, neither from hardware nor from a data information loss perspective. However, considering the use of new technologies, the increasing dependency on the internet and the changing and sophisticated nature of cyber security events, it is not

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4. Risk factors

possible to predict all the means that will be used by individuals or organizations with harmful intent, which could impact our capacity to effectively foresee and/or avoid all security events in the future.

As a result, all the risks mentioned above could result in customer attrition, regulatory fines, penalties and/or intervention, reimbursement or other administrative penalties.

We may incur penalties in case of non-compliance with data protection laws.

In August 2018, Law No. 13,709/18 – General Data Protection Law (“LGPD”, in Portuguese) was enacted, which creates a set of rules for the use, protection and transfer of personal data in Brazil, in the private and public spheres, and establishes responsibilities and penalties in the civil sphere. In addition to including existing rules on the subject, the LGPD followed the global trend of strengthening the protection of personal data, restricting its unjustified use, and guaranteeing a series of rights to holders of data, as well as imposing important obligations on so-called "treatment agents." In particular, the LGPD was inspired by recent European legislation on the subject, reproducing central points of the Directive No. 95/46/EC and of the General Data Protection Regulation (“GDPR”).

The impact of the law will be significant as any processing of personal data will be subject to the new rules, whether physical or digital, by any entity established in Brazil, any entity who has collected personal data in Brazil, any individual located in Brazil – even if not residents – or any entity that offers goods and services to Brazilian consumers. In short, the adaptation to the LGPD will require structural changes in virtually all internal areas of Brazilian companies. The LGPD has been in force since December 28, 2018 as regards the creation of the National Data Protection Authority (Autoridade Nacional de Proteção de Dados or “ANPD"), with the remaining aspects of the law coming into force from August 2020.

We operate in a preventive, detective and corrective manner in order to protect our own and our clients´ information. As a result, we have evolved our security framework in light of the new digital environment, with a focus on cyber security being key and pillar of our processes to establish data protection for our clients, resiliency, and structure to identify threats, detection, and response and recovery procedures in cases of cyber-attacks.

However, possible failures or attacks on our systems and processes of prevention and/or detection and/or correction may lead to non-compliance with applicable legislation, which may in turn negatively affect our reputation, our financial condition, the result of our operations and the market value of our shares, preferred shares ADSs and common shares ADSs.

The Brazilian Supreme Court is currently deciding cases relating to the application of inflation adjustments which may increase our costs and cause losses.

The STF, which is the highest court in Brazil and is responsible for judging constitutional matters, is currently deciding whether savings account holders have the right to obtain adjustments for inflation related to their deposits due to the economic plans Bresser, part of Verão, Collor I and Collor II, implemented in the 1980s and 1990s, before the Plano Real, in 1994. The trial began in November 2013 but was interrupted without any pronouncement on the merits of the subject under discussion by its Members. According to the institutions representing the account holders, banks misapplied the monetary adjustments when those economic plans were implemented, and should be required to indemnify the account holders for the non-adjustment of those amounts.

The STF gave a ruling on an individual case, in the sense that the sentences on class actions proposed by associations questioning inflationary purges only benefit consumers who: (i) were associated with the associations at the time of filing of the class action; and (ii) had authorized the filing of the class action. This reduced the number of beneficiaries in class actions because, until then, it was understood that these decisions should benefit all consumers affected by the practices (i.e., all consumers that are current account holders and that had suffered losses related to inflationary purges, were or were not associated with the association, plaintiff of the class action).

In addition, in connection with a related sentence, the Brazilian Supreme Court Justice (“STJ”) decided, in May 2014, that the starting date for counting default interest for compensating savings account

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4. Risk factors

holders must be the date of summons of the related lawsuit (rather than the date of settlement of the judgment), therefore increasing the amount of possible losses for the affected banks in the event of an unfavorable decision by the STF.

In December 2017, with the mediation of the Executive branch's attorney (“Advocacia Geral da União” or "AGU") and the intervention of the Central Bank, the representatives of the banks and the savings account holders entered into an agreement related to the economic plans aiming to finalize the claims and established a timeline and conditions for the savings account holders to accede to such agreement. The STF affirmed the agreement on March 1, 2018. This approval determined the suspension of legal actions in progress for the duration of the collective bargaining agreement (24 months). As this is a voluntary settlement, we are unable to predict how many savings account holders will accede to it.

We may incur losses associated with counterparty exposures.

We face the possibility that a counterparty will be unable to honor its contractual obligations. These counterparties may default on their obligations due to bankruptcy, lack of liquidity, operational failure or other reasons. This risk may arise, for example, as a result of entering into swap or other derivative contracts under which counterparties have obligations to make payments to us, executing currency or other trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries. Such counterparty risk is more acute in complex markets where the risk of failure of counterparties is higher.

Our risk management structure may not be fully effective.

We fully incorporate the risk management process into all of our activities, developing and implementing methodologies, models and other tools for the measurement and control of risks, looking to continuously improve them in order to mitigate the risks that we identify.  However, there may be limitations to this risk management framework in foreseeing and mitigating all the risks to which we are subject, or may in the future become, subject.  If our risk management structure is not completely effective in adequately preventing or mitigating risks, we could suffer material unexpected losses, adversely affecting our financial condition and results of operations.

We may face significant challenges in possessing and realizing value from collateral with respect to loans in default.

If we are unable to recover sums owed to us under secured loans in default through extrajudicial measures such as restructurings, our last recourse with respect to such loans may be to enforce the collateral secured in our favor by the applicable borrower.  Depending on the type of collateral granted, we either have to enforce such collateral through the courts or through extrajudicial measures. However, even where the enforcement mechanism is duly established by the law, Brazilian law allows borrowers to challenge the enforcement in the courts, even if such challenge is unfounded, which can delay the realization of value from the collateral.  In addition, our secured claims under Brazilian law will in certain cases rank below those of preferred creditors such as employees and tax authorities.  As a result, we may not be able to realize value from the collateral, or may only be able to do so to a limited extent or after a significant amount of time, thereby potentially adversely affecting our financial condition and results of operations.

We may incur losses due to impairments on goodwill from acquired businesses.

We record goodwill from acquisitions of investments whose value is based on estimates of future profitability pertaining to business plans and budgets prepared by us. Annually, we assess the basis and estimates of profitability of the Cash-Generating Units (“Unidades Geradoras de Caixa” or “UGC”) in respect of which the premiums are allocated. These evaluations are made through cash flow projections based on growth rates and discount rates, with those projections then being compared to the value of the premiums in order to conclude whether there is a basis to record impairments in relation to these assets. However, given the inherent uncertainty in relation to predictions of future cash flow projections, we cannot provide assurances that our evaluations of premiums will not require impairments to be recorded in future, which may negatively affect, the result of our operations, our financial condition and the market value of our shares, preferred shares ADSs and common shares ADSs.

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4. Risk factors

We may be subject to negative consequences of the judicial process arising from Operation Zelotes, including the filing of a class-action lawsuit.

On May 31, 2016, three members of our Board of Executive Officers have been charged by the Brazilian Federal Police under the so-called Operation Zelotes or "Operação Zelotes”, which investigates the alleged improper performance of members of CARF - Administrative Council of Tax Appeals. On July 28, 2016, the Public Prosecutor's Office filed charges against three members of our Board of Executive Officers, and a former member of our Board of Directors, which was received by the Federal District Judiciary Section’s 10th Federal Court Judge. Currently, only two members of Bradesco's Board of Executive Officers remain in the process. The business executives presented their responses in the criminal case, pointing out facts and evidence demonstrating their innocence. The investigation phase of the process was already completed, and is currently waiting for the decision of the first degree court.

The Company's Management conducted a careful internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its representatives. We provide all of the information requested to the competent regulatory bodies, both in Brazil and abroad.

As a result of the news of Operação Zelotes, a Class Action was filed against Bradesco and three members of its Board of Executive Officers before the District Court of New York, on June 3, 2016, based on Section 10 (b) and 20 (a) of the Securities Exchange Act of 1934. The action is based on the allegation that investors who purchased our preferred American Depositary Shares between April 30, 2012 and July 27, 2016 had suffered losses caused by alleged violation regarding the American laws of capital markets. On September 29, 2017, the Court limited the proposed class to investors who purchased preferred ADS Bradesco between August 8, 2014 and July 27, 2016, and excluding one of the executives of the action. The Class Action is in the phase of Pre-trial Discovery, and is awaiting a decision regarding the petition of Class Certification by the Lead Plaintiff, which we have already contested.

Also as a result of the news about Operação Zelotes, we were summoned by the Corregedoria Geral do Ministério da Fazenda for the opening of an administrative investigation to verify the need to file an Administrative Accountability Process ("PAR"). The Administrative Accountability Process may imply the application of fine against us and/or be mentioned in public lists that may eventually bring restrictions on business with public entities.

Financial institutions can be legally involved in lawsuits originating from actions related to anti-corruption and money laundering to terrorism financing (“PLD/FT”).

The anti-corruption agenda of the country, including the prevention of money laundering and the financing of terrorism (“PLD/FT”), may result in new operations and actions on the theme. Financial institutions, including Bradesco, could be involved in legal actions resulting from the actions perpetrated by individuals or legal entities related to inappropriate uses of the financial system for various purposes or unlawful acts, despite Bradesco being in compliance with the current obligations. Involvement in these actions may result in negative publicity for us, and adverse conclusions may negatively affect our financial condition, our results of operations and the market value of our shares, preferred shares ADSs and common shares ADSs.

b)     Risks related to its direct or indirect controlling shareholder or control group

A majority of our common shares are held, directly and indirectly, by one shareholder and none of our Board members are independent; accordingly, their interests may conflict with those of our other investors.

As of December 31, 2018, Fundação Bradesco directly and indirectly held 59.1% of our common shares. As a result, Fundação Bradesco has the power, among other things, to prevent a change in control of our company, even if a transaction of that nature would be beneficial to our other shareholders, as well as to approve related party transactions or corporate reorganizations. Under the terms of Fundação Bradesco’s bylaws, members of our Board of Executive Officers, that have been working with us for more than ten years serve as members of the Board of Trustees of Fundação Bradesco. The Board of Trustees has no other members.

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4. Risk factors

Our Board of Directors has eight members, none of whom are considered independent in accordance with the criteria included of Law No. 6,404/76, which states that only individuals may be appointed to a Company's Board of Directors. Accordingly, there is no legal or statutory provision requiring us to have independent directors. As a result, the interests of our Board of Directors may not always be aligned with the interests of some of our other shareholders and these holders do not have the same protections they would have if most of the directors were independent. Furthermore, our directors are associated with Fundação Bradesco and circumstances may arise in which the interests of Fundação Bradesco, and its associates, conflict with our other investors’ interests.

Fundação Bradesco and our Board of Directors could make decisions in relation to our policy towards acquisitions, divestitures, financings or other transactions, which may be contrary to the interests of our shareholders of common shares and have a negative impact on the interests of those shareholders.

c)     Risks related to its shareholders

If we issue new shares or our shareholders sell shares in the future, the market price of your preferred share ADSs and common share ADSs may be reduced.

Sales of a substantial number of shares, or the belief that this may occur, could decrease the market price of our shares, preferred share ADSs and common share ADSs, by diluting their value. If we issue new shares or our existing shareholders sell the shares they hold, the market price of our shares and therefore the market price of our preferred share ADSs and common share ADSs, may decrease significantly.

Under Brazilian Corporate Law, holders of preferred shares have limited voting rights, accordingly, holders of preferred share ADSs will have similar limitations on their ability to vote.

Under the Brazilian Corporate Law (Law No. 6,404/76, as amended by Law No. 9,457/97 and Law No. 10,303/01, which we refer to collectively as "Brazilian Corporate Law") and our Bylaws, holders of our preferred shares are not entitled to vote at our shareholders' meetings, except in limited circumstances. As such, in contrast to holders of common shares, holders of preferred shares are not entitled to vote on corporate transactions, including any proposed merger or consolidation with other companies, among other things.

d)     Risks related to its subsidiaries and associated companies

Below we highlight the main risks that could affect the business of our main subsidiary, Grupo Bradesco Seguros, Previdência e Capitalização, which contributed almost 30% of our income.

Our losses in connection with insurance claims may vary from time to time. Differences between the losses from actual claims, underwriting and reserving assumptions and the related provisions may have an adverse effect on us.

The results of our operations depend significantly upon the extent to which our actual claims are consistent with the assumptions we used to assess our potential future policy and claim liabilities and to price our insurance products. We seek to limit our responsibility and price our insurance products based on the expected payout of benefits, calculated using several factors, such as assumptions for investment returns, mortality and morbidity rates, expenses, persistency, and certain macroeconomic factors, such as inflation and interest rates. These assumptions may deviate from our prior experience, due to factors beyond our control such as natural disasters (floods, explosions and fires), man-made disasters (riots, gang or terrorist attacks) or changes in mortality and morbidity rates as a result of advances in medical technology and longevity, among others. Therefore, we cannot determine precisely the amounts that we will ultimately pay to settle these liabilities, when these payments will need to be made, or whether the assets supporting our policy liabilities, together with future premiums and contributions, will be sufficient for payment of these liabilities. These amounts may vary from the estimated amounts, particularly when those payments do not occur until well in the future, which is the case with certain of our life insurance products. Accordingly, the establishment of the related provisions is inherently uncertain and our actual losses usually deviate, sometimes substantially, from such estimated amounts. To the extent that actual claims are less favorable than the underlying assumptions used in establishing such liabilities, we may be required to increase our provisions, which may have an adverse effect on our financial condition and results of operations.

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4. Risk factors

We are liable for claims of our customers if our reinsurers fail to meet their obligations under the reinsurance contracts.

The purchase of reinsurance does not hold us harmless against our liability towards our clients if the reinsurer fails to meet its obligations under the reinsurance contracts. As a result, reinsurers' insolvency or failure to make timely payments under these contracts could have an adverse effect on us, given that we remain liable to our policyholders.

e)     Risks related to its suppliers

Eventual dependence on services rendered by outsourced companies and suppliers/partners may negatively impact our business performance.

Due to the complexity of some services, we may be dependent on or have difficulty replacing some outsourced companies or suppliers/partners. We are also subject to operational risks that are beyond our control and may impact negatively our operations, as well cause difficulty in our delivery of products and services to our customers. Possible interruptions in the services and difficulties to replace some suppliers may adversely affect the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

f)      Risks related to its customers

We consider a risk relating to “the customers” as a risk related to the “issuer,” as described in item “a” of this section, which reads as “We may face an increase in our level of delinquency in the payment of loans, to the measure that our loans and advance payment portfolio matures.”

g)     Risks relating to the economic sectors in which the issuer operates

The current weakness in Brazilian macroeconomic conditions and the market perception of certain economic and political risks alongside uncertainties relating to Brazil, including high-profile anti-corruption investigations, may have a material adverse effect on our financial condition and on the results of operations.

The vast majority of our operations are conducted in Brazil and, accordingly, our results are significantly impacted by macroeconomic conditions in Brazil. The reorientation of the Brazilian economic policy, initiated in 2016, enabled the advancement of measures aimed at minimizing imbalances. Some of these actions included: (i) the imposition of a ceiling on public spending; (ii) a change in the management of state-owned enterprises, including financial institutions; (iii) the creation of the Long-term Rate (TLP - Taxa de Longo Prazo); (iv) recovery of the credibility of monetary and fiscal policies; (v) a reduction in the information asymmetry in the credit market, with the approval of the compliant debtors; (vi) the strengthening of guarantees, with the passing of the dissolution law (Lei do Distrato) and regulation of the Covered Bonds (LIG - Letras Imobiliárias Garantidas); and (vii) the labor reform. The anchoring of inflation expectations allowed the Central Bank to reduce the basic interest rate to the lowest level in history, maintaining it at 6.5% over most of 2018. From a fiscal perspective, despite the advances mentioned above and the recovery of revenues, there is still concern regarding the sustainability of Brazil’s national debt remained present, especially in light of the lack of progress in relation to the pension reform.

The executive branch of the Brazilian government (the "Federal Government") sought a vote on the pension reform by Congress during the first half of 2018. However, due to the presidential, governors, senators and Congressman elections in October 2018 and the federal intervention in the area of public security in the State of Rio de Janeiro, the pension reform was not voted by the Brazilian Congress.

In October 2018, the then candidate Jair Messias Bolsonaro, a retired military officer and former congressman, was elected President of the Federative Republic of Brazil.

In February 2019, the current government´s economic team presented to the National Congress a proposal for a constitutional amendment relative to the pension reform, expecting vote in the first half of 2019. Potential significant changes in economic policy may affect our operating results negatively or positively as well as the market value of our shares, preferred share ADSs and common share ADSs, in addition to the Brazilian economy in general.

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4. Risk factors

In 2014, the Brazilian Federal Police and the Prosecution Office commenced a series of anti-corruption investigations called "Operation Car Wash" ("Operação Lava Jato") in which, among other matters, certain officers and employees of Petróleo Brasileiro S.A. ("Petrobras"), a Brazilian state-controlled company, were accused of accepting illegal payments in order to wrongly influence commercial decisions of Petrobras. During the course of 2014, 2015 and 2016, these anti-corruption investigations have expanded and have given rise to various criminal proceedings involving not only senior officers and employees of Petrobras but also senior officers of companies in Brazil, notably in the construction sector and some politicians. In the U.S., the SEC and the Department of Justice are also conducting their own investigations into a number of these allegations. The high-profile nature of these investigations may have momentarily harmed the reputation of Brazil, which could reduce investor confidence, making it more difficult for companies located in Brazil to obtain funding. We cannot predict how long the anti-corruption investigations will continue, or how significant the effects of the anti-corruption investigations may be for the Brazilian economy. If uncertainty surrounding the Brazilian economy continues, or if there is a material reduction in investor confidence as a result of these investigations, the results of our operations may be adversely affected.

In addition, our subsidiary Banco Bradesco BBI S.A. (“Bradesco BBI”) is a party to certain legal and administrative proceedings filed against Petrobras and other defendants, due to its role as underwriter in a note offering of Petrobras. The settlement agreement was authorized by the judge. However, appeals were presented on the merits of the case, which are awaiting trial. We or our subsidiaries may become a party to other legal and/or administrative proceedings against Petrobras or other companies which have not yet been filed. A negative outcome of these ongoing legal proceedings or any new legal proceedings may harm our reputation and may adversely affect our financial condition and our results of operations.

The progress of the "Car Wash" investigation and the unfolding events and the possibility of new accusations may significantly change the Brazilian political and economic climate.

The continuation of any of, or combination of, these factors may lead to a further slowdown in GDP growth, which may have an adverse effect on our financial condition and our results of operations.

The government exercises influence over the Brazilian economy, and Brazilian political and economic conditions have a direct impact on our business.

Our financial condition and results of operations are substantially dependent on Brazil’s economy, which in the past has been characterized by frequent and occasionally drastic intervention by the government and volatile economic cycles.

In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil’s economy. We have no control over, and cannot predict, what measures or policies the government may take in response to the current or future Brazilian economic situation or how government intervention and government policies will affect the Brazilian economy and our operations and revenues.

Our operations, financial condition and the market price of our shares, preferred share ADSs and common share ADSs may be adversely affected by changes in certain policies related to exchange controls, tax and other matters, as well as factors such as:

•     exchange rate fluctuations;

•     base interest rate fluctuations;

•     domestic economic growth;

•     political, social or economic instability;

•     monetary policies;

•     tax policy and changes in tax regimes;

•     exchange controls policies;

•     liquidity of domestic financial, capital and credit markets;

•     our customers' capacity to meet their other obligations with us;

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4. Risk factors

•     decreases in wage and income levels;

•     increases in unemployment rates;

•     macroprudential measures;

•     inflation;

•     allegations of corruption against political parties, public officials, including allegations made in relation to the "Operation Car Wash" investigation, among others; and

•     other political, diplomatic, social and economic developments within and outside of Brazil that affect the country.

Changes in, or uncertainties regarding, the implementation of the policies listed above could contribute to economic uncertainty in Brazil, thereby increasing the volatility of the Brazilian securities market and reducing the value of Brazilian securities traded internally or abroad.

Historically, the country’s political scenario has influenced the performance of the Brazilian economy and political crises have affected the confidence of investors and the general public, which resulted in economic deceleration and heightened volatility in the securities issued abroad by companies based in Brazil.

The current government is expected to conduct an economic agenda with actions to reduce government expenditure and stimulate growth. The macroeconomic priorities are: (i) the adoption of measures to reduce the public deficit; (ii) the Pension Reform; (iii) the opening of the economy; and (iv) the generation of more jobs. We cannot guarantee that the current government will maintain the same economic policies adopted by the prior government.

If the current Brazilian government decides to make significant changes to economic policy as of 2019, these changes may adversely affect our operating results and the market value of our shares, preferred shares ADSs and common shares ADSs, as well as the Brazilian economy in general.

In addition, uncertainties about the current government can influence the perception of risk of investing in Brazil among foreign investors, which in turn may adversely affect the market value of our shares, preferred shares ADSs and common shares ADSs. For example, the market value of Brazilian companies became more volatile during the recent presidential elections.

Currency exchange variations may have an adverse effect on the Brazilian economy and on our results and financial condition.

Fluctuations in the value of the real may impact our business. After an extended period of appreciation, interrupted only in late 2008 as a result of the global crisis, the Brazilian real started to weaken in mid-2011. This trend accelerated during the following four years and was interrupted in 2016. Weaker currency periods make certain local manufacturers (particularly exporters) more competitive, but also make managing economic policy, particularly inflation, increasingly difficult, even with a slowdown in growth. A weaker real also adversely impacts companies based in Brazil with U.S. dollar indexed to and/or denominated debt.

As of December 31, 2018, the net exposure in relation to our assets and liabilities denominated in, or indexed to, foreign currencies (primarily U.S. dollars) was 38.6% of our net asset. If the Brazilian currency devaluates or depreciates, we risk losses on our liabilities denominated in, or indexed to, foreign currencies, such as our U.S. dollar denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. Accordingly, if our liabilities denominated in, or indexed to, foreign currencies significantly exceed our monetary assets denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large devaluation or depreciation of the Brazilian currency could materially and adversely affect our financial results and the market price of our shares, preferred share ADSs and common share ADSs, even if the value of the liabilities has not changed in their originated currency. In addition, our lending transactions depend significantly on our capacity to match the cost of funds indexed to the U.S. dollar with the rates charged to our customers. A significant devaluation or depreciation of the U.S. dollar may affect our ability to attract customers on such terms or to charge rates indexed to the U.S. dollar.

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4. Risk factors

Conversely, when the Brazilian currency appreciates, we may incur losses on our monetary assets denominated in, or indexed to, foreign currencies, mainly, the U.S. dollar, and we may experience decreases in our liabilities denominated in, or indexed to, foreign currencies, as the liabilities and assets are translated into reais. Therefore, if our monetary assets denominated in, or indexed to, foreign currencies significantly exceed our liabilities denominated in, or indexed to, foreign currencies, including any financial instruments entered into for hedging purposes, a large appreciation of the Brazilian currency could materially and adversely affect our financial results even if the value of the monetary assets has not changed in their originated currency.

Changes in base interest rate by the Central Bank may materially adversely affect our margins and results of operations.

The stabilization of inflation allowed the Central Bank to reduce the basic interest rate to the lowest level in history. The base interest rate (SELIC) was 6.5%, 7.0% and 13.75% per annum (“p.a.”) as of December 31, 2018, 2017 and 2016, respectively. Changes in the base interest rate may affect our results of operations as we have assets and liabilities indexed to the SELIC. At the same time, high base interest rates may increase the likelihood of customer delinquency, due to the deceleration in the economic activity. Similarly, low base interest rates may increase the leverage of borrowers, generating additional risk to financial system.

The COPOM adjusts the SELIC rate in order to keep inflation within the range of targets set by the National Monetary Council (CMN) to manage the Brazilian economy. We have no control over the SELIC rate or how often such a rate is adjusted.

The exit of the United Kingdom (the “U.K”) from the European Union could adversely impact global economic or market conditions.

On June 23, 2016, the U.K. electorate voted in a general referendum in favor of the U.K.’s exit from the European Union (so-called “Brexit”). On March 29, 2017, the U.K. gave formal notice under Article 50 of the Treaty on European Union of its intention to leave the European Union. The announcement of Brexit caused significant volatility in global stock markets and currency exchange rate fluctuations. The ongoing process of negotiations between the U.K. and the European Union will determine the future terms of the U.K.’s relationship with the European Union, including access to European Union markets, either during a transitional period or more permanently. Brexit could lead to potentially divergent laws and regulations as the U.K. determines which European Union laws to replace or replicate. Uncertainty regarding the terms of Brexit, and its eventual effects once implemented, could adversely affect European or global economic or market conditions and investor confidence. This could, in turn, adversely affect our business and/or the market value of our shares, preferred share ADSs and common share ADSs.

Our investments in debts issued by the Brazilian government expose us to additional risks associated with Brazil.

We invest in debt securities issued by the Brazilian government. The trading price of these securities is affected by, among other things, market conditions in Brazil, the perception of Brazil and the related perception of the Brazilian government's ability to repay principal and/or make interest payments. Accordingly, adverse developments or trends in any of these areas could have a knock-on adverse effect on the value of our securities portfolio, thereby affecting our financial condition and results of operations, which may affect the market value of our shares, preferred share ADSs and common share ADSs.

If Brazil experiences substantial inflation in the future, our revenues and our ability to access foreign financial markets may be reduced.

Brazil has, in the past, experienced extremely high rates of inflation. Inflation and governmental measures to combat inflation had significant negative effects on the Brazilian economy and contributed to increased economic uncertainty in Brazil and heightened volatility in the Brazilian securities markets, which may have an adverse effect on us.

The memory of, and the potential for inflation, is still present, despite the monetary stability achieved in the mid-1990s, which intensified after 1999 as a result of the adoption of inflation targeting norms. There are still concerns that inflation levels might rise again in the future. Current economic policy in Brazil is premised on a monetary regime which the Central Bank oversees in order to assure that the effective rate of inflation keeps in line with a predetermined and previously announced target. Brazil’s rates of inflation reached 3.8% in 2018, 3.0% in 2017 and 6.3% in 2016, as measured by the Extended Consumer Price Index - “IPCA” (Índice Nacional de Preços ao Consumidor Amplo).

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4. Risk factors

The recent government measures to combat inflation include maintaining an expansive monetary policy to reduce the interest rates in order to increase the availability of credit and drive the economic growth. Decreases in the base interest rate (“SELIC”) set by the Committee of the Central Bank (Comitê de Política Monetária – “COPOM”) may have an adverse effect on us by reducing the interest income we receive from our interest-earning assets and lowering our revenues and margins. Increases in SELIC rate may also have an adverse effect on us by reducing the demand for our credit, and increasing our cost of funds, domestic debt expense and the risk of customer default.

Future government actions, including the imposition of taxes, intervention in the foreign exchange market and actions to adjust or fix the value of the real, as well as any GDP growth different from expected levels may trigger increases in inflation. If Brazil experiences fluctuations in rates of inflation in the future, our costs and net margins may be affected and, if investor confidence lags, the price of our securities may fall. Inflationary pressures may also affect our ability to access foreign financial and capital markets and may lead to counter-inflationary policies that may have an adverse effect on our business, financial condition, results of operations and the market value of our shares, preferred share ADSs and common share ADSs.

h)     Risks related to the regulation of sectors in which the issuer operates

The government regulates the operations of Brazilian financial institutions and insurance companies. Changes in existing laws and regulations or the imposition of new laws and regulations may negatively affect our operations and revenues.

Brazilian banks and insurance companies are subject to extensive and continuous regulatory review by the government. We have no control over government regulations, which govern all facets of our operations, including the imposition of:

•     minimum capital requirements;

•     compulsory deposit/reserve requirements;

•     investment limitations in fixed assets;

•     lending limits and other credit restrictions;

•     earmarked credit transactions, such as housing loans and rural loans;

•     accounting and statistical requirements;

•     minimum coverage;

•     mandatory provisioning policies;

•     limits and other restrictions on rates; and

•     limits on the amount of interest that banks can charge and the period for which they can capitalize on interest.

The regulatory structure governing banks and insurance companies based in Brazil is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be adopted. Such changes could materially adversely affect our operations and our revenues.

In particular, the government has historically enacted regulations affecting financial institutions in an effort to implement its economic policies. These regulations are intended to control the availability of credit and reduce or increase consumption in Brazil. These changes may adversely affect us because our returns on compulsory deposits are lower than those we obtain on our other investments. Regulations issued by the Central Bank are not subject to a legislative process. Therefore, those regulations can be enacted and implemented in a very short period of time, thereby affecting our activities in sudden and unexpected ways.

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4. Risk factors

Changes in regulations regarding reserve and compulsory deposit requirements may reduce operating margins.

The Central Bank has periodically changed the level of compulsory deposits that financial institutions in Brazil are required to abide by.

Compulsory deposits generally yield lower returns than our other investments and deposits because:

•     a portion of our compulsory deposits with the Central Bank do not bear interest; and

•     a portion of our compulsory deposits must finance a federal housing program, the Brazilian rural sector, low income customers and small enterprises under a program referred to as a "microcredit program."

Rules related to compulsory deposits have been changed from time to time by the Central Bank.

As of December 31, 2018, our compulsory deposits in connection with demand, savings and time deposits and additional compulsory deposits were R$87.6 billion. Reserve requirements have been used by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us.

Changes in taxes and other fiscal assessments may adversely affect us.

The government regularly enacts reforms to the tax and other assessment regimes to which we and our customers are subject. Such reforms include changes in the rate of assessments and, occasionally, enactment of temporary taxes, the proceeds of which are earmarked for designated governmental purposes. The effects of these changes and any other changes that result from enactment of additional tax reforms have not been, and cannot be, quantified. There can be no assurance that these reforms will not, once implemented, have an adverse effect upon our business. Furthermore, such changes may produce uncertainty in the financial system, increasing the cost of borrowing and contributing to the increase in our non-performing portfolio of loans and advances.

The Brazilian Constitution used to establish a ceiling on loan interest rates and if the government enacts new legislation with a similar effect in the future, our results of operations may be adversely affected.

Article 192 of the Brazilian Constitution, enacted in 1988, established a 12.0% p.a. ceiling on bank loan interest rates. However, since the enactment of the Brazilian Constitution, this rate had not been enforced, as the regulation regarding the ceiling was pending. The understanding that this ceiling is not yet in force has been confirmed by Súmula Vinculante No. 7, a final binding decision enacted in 2008 by the STF, in accordance with such Court’s prior understanding on this matter. Since 1988, several attempts were made to regulate the limitation on loan interest, and especially bank loan interest rates, but none of them were implemented nor have been confirmed by Brazilian superior courts.

On May 29, 2003, Constitutional Amendment No. 40 (“EC 40/03”) was enacted and revoked all subsections and paragraphs of Article 192 of the Brazilian Constitution. This amendment allows the Brazilian Financial System, to be regulated by specific laws for each sector of the system rather than by a single law relating to the system as a whole.

With the enactment of Law No. 10,406/02 (or the “Civil Code”), unless the parties to a loan have agreed to use a different rate, in principle the interest rate ceiling has been pegged to the base rate charged by the National Treasury Office (Tesouro Nacional). There is currently an uncertainty as to whether such base rate which is referred to in the Civil Code is: (i) the Special Clearing and Settlement System (Sistema Especial de Liquidação e Custódia) rate, which we call the SELIC rate, the base interest rate established by COPOM, which was 6.5% p.a. as of December 31, 2018 and 7.0% p.a. as of December 31, 2017; or (ii) the 12.0% p.a. rate established in Article 161, paragraph 1, of Law No. 5,172/66, as amended (“Brazilian Tax Code”), which is the default interest rate due when taxes are not paid on time.

Any substantial increase or decrease in the interest rate ceiling could have a material effect on the financial condition, results of operations or prospects of financial institutions based in Brazil, including us.

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4. Risk factors

Additionally, certain Brazilian courts have issued decisions in the past limiting interest rates on consumer financing transactions that are considered abusive or excessively onerous in comparison with market practice. Brazilian courts’ future decisions as well as changes in legislation and regulations restricting interest rates charged by financial institutions could have an adverse effect on our business.

i)       Risks related to foreign countries where the issuer operates

The risks to which our offices abroad are exposed are not characterized as relevant insofar as they generate significant impacts that could influence our decision of investment.

There is a proviso that the operations of our Offices Abroad are supported by policies, standards and procedures issued by the Organization.

j)       Socio-environmental issues

The socio-environmental risk is represented by the potential damages that an economic activity may cause to society and the environment. The socio-environmental risks associated to financial institutions are, in their majority, indirect and stem from the business relations, including those with the supply chain and with clients, through activities of financing and investment, observing the principles of relevance and proportionality of activities of the Organization.

We may incur financial loss and damage to our reputation due to the associated socioenvironmental risks originating from our investments and loan and financing activities.

We have a minority shareholding, through preferred shares and, also, loan and financing operations in companies whose operational activities and sectors of activity are subject to significant risks, which include, but are not limited to: fire, explosions, leaking of toxic gases, spillage of polluting substances or other dangerous materials, landslides, dam ruptures, failure of other operational structures, among other accidents. In this context, eventual accidents could affect our reputation negatively, significantly reducing the fair value of these assets, which could adversely affect our financial condition, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

Funding for large projects carried out by clients can generate socioenvironmental impacts that could affect the results and the reputation of the Organization negatively.

We promote credit and financing operations, acting in several sectors, which may significantly affect an entire ecosystem, involving communities and the local flora and fauna. If a client, in the development of their activities, causes environmental impacts, such as the contamination of soil and water pollution above the legally acceptable limit and/or environmental disasters, it has a direct obligation to repair the damage caused financially. Consequently, depending on the magnitude of the socioenvironmental impact, this client can have their economic-financial structure compromised, which could adversely affect our financial status, the result of our operations and the market value of our shares, preferred share ADSs and common share ADSs.

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4. Risk factors

4.2 - Description of the main market risks

Bradesco is exposed to market risks that are inherent to their activities, such as currency risk and interest rate, since it exercises the role of financial broker, performing and funding/financing loans in various types of indexers.

As the best practice of risk management governance, Bradesco has a continuous process of management positions, which includes the controlling of all positions exposed to market risk through measures consistent with the best international practices and the Agreement of Capitals – Basel. There is an area, independent of the business areas, which performs the monitoring and control of the limits for exposure to market risk.

The proposals for risk limits are validated in specific business Committees, supported by the Integrated Risk Management Committee and Capital Allocation, and submitted for approval by the Board of Directors, according to the characteristics of the operations, which are segregated into the following Portfolios:

•      Trading Portfolio: comprised by every operation that is carried out with financial instruments, including derivatives, held with trading intent or to hedge other instruments in the portfolio itself, and which are not subject to the limitation of their negotiability. Operations held with trading intent are those intended for resale, attainment of benefits from effective or expected price variation, or for arbitration; and

•      Banking Portfolio: comprised by operations that are not classified in the Trading Portfolio from the other business of the Organization and their respective hedges.

Market Risk Measurement Models

The measurement and control of market risk are made through the methodologies of Stress, Value at Risk (VaR), Economic Value of Equity (EVE) and Sensitivity Analysis, in addition to Results Management limits and Financial Exposure. The use of several methodologies for risk measurement and assessment is important, because they are always complementary and their combined use allows you to capture various scenarios and situations.

Trading and Regulatory Portfolio and Risk of Banking Portfolio Shares

The risks of the Trading Portfolio are controlled by Stress and VaR. In the case of Stress, which aims to quantify the negative impact of shocks and economic events that are financially unfavorable to the positions of the Organization. The analysis uses stress scenarios that are prepared by the area of Market Risk and Economic Area of the Organization from historical and prospective data for the risk factors in which the Organization is positioned.

For the calculation of VaR, the Delta-Normal methodology is adopted, with a 99% confidence level, and the applied horizon takes into account the number of days taken to undo any existing exposure. The methodology is applied to Trading and Regulatory Portfolios (Trading Portfolio positions plus exposure in foreign currency and commodities of the Banking Portfolio). Additionally, for the measurement of all risk factors of the options portfolio, the models of historic simulation and the Delta-Gama-Vega are applied, whereby the most conservative between the two prevails. For the calculation of the volatilities, correlations and historical returns, a window of at least 252 working days was adopted.

For regulatory purposes, the need for capital, relating to Banking Portfolio shares, is realized through the evaluation of credit risk, as determined by the Central Bank, i.e. they are not included in the calculation of Market risk.

Interest Rate Risk in the Banking Portfolio

The measurement and control of the interest rate risk of the Banking Portfolio are mainly made from the Economic Value of Equity (EVE) and Net Interest Income (NII) variation methodologies, which measures the economic impact on the positions and the impact in the Organization's income respectively, according to the scenarios drawn up by the Economic area of the Organization. These scenarios seek to determine positive and negative movements that may occur in the curves of interest rates and, consequently, affect our applications and funding.

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4. Risk factors

The EVE methodology consists of re-pricing the portfolio, subject to a variation in interest rates and taking into consideration any increases or decreases in the rates used for the calculation of the present value and the total duration of assets and liabilities. Therefore, the economic value of the portfolio is calculated with both the market interest rates on the date of the analysis and with the scenarios designed. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII - Interest Earning Portion, the methodology intends to calculate the Organization's variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level through the same scenarios mentioned above, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the clients are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined study for the verification of historical behaviors, are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Evolution of Risk Exposure

In this section, we present the evolution of the VaR that is calculated by the internal model, Stress Analysis and Sensitivity Analysis, the latter of which is in accordance with the criteria set out by the CVM Instruction No. 475/08.

VaR Internal Model – Trading Portfolio

The VaR for the 1-day horizon and the net of the tax effects of 2018 was lower than it was at the end of 2017, mainly due to the decrease of the exposure in the pre-fixed rate.

			R$ million
Risk Factors	2018	2017	2016
Fixed	1	9	21
IPCA (Consumer Price Index - Broad) / IGP-M (General Market Price Index)	-	3	-
Exchange coupon	-	-	-
Foreign Currencies	1	3	-
Equities	1	-	-
Sovereign/Eurobonds and Treasuries	4	1	3
Other	2	-	-
Correlation/diversification effect	(2)	(1)	(2)
VaR at end year	6	14	23

Average VaR in the year	22	24	20
Minimum VaR in the year	4	5	9
Maximum VaR in the year	77	101	37

Note: VaR for the 1-day horizon and net of tax effects.

The 'Other' risk factor includes investment funds, commodities, non-linear instruments and the negative goodwill of the public security (LFT).

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4. Risk factors

VaR Internal Model – Regulatory Portfolio

Since January 2013, Bradesco has used its internal market risk models, which were used for their management, in the calculation of the regulatory capital requirement(1) for every risk factor and for all of the Organization’s business. This capital is calculated on the basis of the Regulatory Portfolio, which includes the Trading Portfolio plus the Currency Exposure and in Commodities of the Banking Portfolio through the VaR Delta-Normal model. Additionally, in order to measure all of the options portfolio’s risk factors, the models of historical simulation and the Delta-Gama-Vega are applied, whereby the most conservative of the two prevails, which is the risk of options added to the VaR of the Portfolio. It is important to note that the value at risk is extrapolated for the regulatory horizon(2) (the highest between ten days and the horizon of the portfolio) based on the time root method. The values of VaR and Stressed VaR demonstrated below are for the horizon of ten days and are net of tax effects.

(1)     In order to calculate the share of the Market Risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, according to Circulars No. 3,646/13 and No. 3,674/13 of the Central Bank; and

(2)     The maximum between the maintenance period (holding period) of the portfolio and 10 days, which is the regulatory minimum horizon required by the Central Bank, is adopted.

						R$ million
Risk Factors	2018		2017		2016
	VaR	Stressed VaR	VaR	Stressed VaR	VaR	Stressed VaR
Interest Rate	8	48	38	48	70	149
Exchange Rate	6	21	8	17	13	28
Price of Goods (Commodities)	8	15	1	-	-	-
Stock Prices	3	5	2	7	-	-
Correlation/diversification effect	(8)	33	36	-	(2)	(8)
VaR at end year	18	122	85	74	81	169

Average VaR in the year	70	118	87	107	70	179
Minimum VaR in the year	18	58	25	27	39	83
Maximum VaR in the year	253	231	369	237	131	248

Note: VaR for the 10-day horizon and net of tax effects.

For the purposes of the calculation of the regulatory capital requirement, in accordance with the internal model, one must take into consideration the rules described in Circular Letters No. 3,646/13 and No. 3,674/13 of the Central Bank of Brazil (Bacen), such as the use of VaR and Stressed VaR without tax purposes, of the average of the last 60 days and the multiplier.

Stress Analysis – Trading Portfolio

The Organization evaluates, also daily, the possible impact on positions in stress scenarios to a horizon of 20 working days, with a limit set in the governance process. Thus, considering the effect of diversification between the risk factors and the net amounts of tax effects, the possibility of an estimated average loss in stress outcomes would be R$185 million in 2018 (2017 - R$169 million), and the estimated maximum loss would be R$420 million (2017 - R$388 million).

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4. Risk factors

			R$ million
	2018	2017	2016
At end of the year	59	104	338
Average in the year	185	169	198
Minimum in the year	53	53	87
Maximum in the year	420	388	371

Note:Amounts net of taxes.

Sensitivity analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of market shifts and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Instruction No. 475/08.

Note that the impact of the financial exposure on the Banking Portfolio (notably interest rates and price indexes) do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations, held in the Banking Portfolio, is financed by demand and/or savings deposits, which are “natural hedges” for any future variations in interest rates and, moreover, interest rate variations do not represent a material impact on the institution’s result, as Loans are held to maturity. In addition, due to our strong presence in the insurance and pension plan market, Bradesco holds a large volume of assets on which price adjustments would also impact the linked technical reserves.

									R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading and Banking portfolios (1)
Scenario 2 - shock of 25% on rates and market prices		2018			2017			2016
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	(16)	(2,973)	(5,760)	(13)	(2,340)	(4,560)	(9)	(2,466)	(4,787)
Price indexes	Exposure subject to variations in price index coupon rates.	(8)	(914)	(1,630)	(1)	(56)	(108)	(9)	(1,224)	(2,264)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	(1)	(119)	(229)	(2)	(80)	(159)	-	(49)	(94)
Foreign Currency	Exposure subject to exchange rate variations.	-	(10)	(20)	(1)	(15)	(30)	(1)	(22)	(43)
Equities	Exposure subject to variation in stock prices.	(21)	(531)	(1,061)	(16)	(407)	(814)	(15)	(370)	(741)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	(2)	(92)	(185)	(5)	(206)	(406)	(2)	(16)	(33)
Other	Exposure not classified in other definitions.	-	(10)	(21)	-	-	(1)	-	-	-
Total without correlation		(50)	(4,649)	(8,907)	(37)	(3,104)	(6,078)	(36)	(4,148)	(7,962)
Total with correlation		(38)	(3,906)	(7,500)	(27)	(2,678)	(5,232)	(27)	(3,691)	(7,090)
(1) Amounts net of taxes.

The sensitivity analysis of the Trading Portfolio, which represents exposures that may have a material impact on the Organization’s results, is presented below. Note that the results show the current impact for each scenario on a static portfolio position. However, the market is highly dynamic, which currently results in continuous changes in these positions but does not necessarily reflect the position shown here. Moreover, as previously mentioned, the Organization has an ongoing process of market risk management, which constantly seeks to adjust positions, in order to mitigate related risks according to the strategy determined by Senior Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

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4. Risk factors

									R$ million
Scenario 1 - shock of 1 base point on rates and 1% on market prices		Trading portfolio (1)
Scenario 2 - shock of 25% on rates and market prices		2018			2017			2016
Scenario 3 - shock of 50% on rates and market prices		1	2	3	1	2	3	1	2	3
Interest Rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons.	-	(11)	(22)	-	(61)	(120)	(1)	(293)	(568)
Price indexes	Exposure subject to variations in price index coupon rates.	-	(2)	(5)	-	(18)	(33)	-	(4)	(7)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates.	-	-	-	-	-	(1)	-	-	-
Foreign Currency	Exposure subject to exchange rate variations.	-	-	-	-	-	-	-	(3)	(5)
Equities	Exposure subject to variation in stock prices.	-	(2)	(4)	(1)	(30)	(61)	-	-	-
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market.	-	(93)	(130)	(2)	(62)	(123)	(1)	(12)	(25)
Total without correlation		(1)	(118)	(178)	(6)	(212)	(420)	(3)	(312)	(606)
Total with correlation		-	(93)	(130)	(3)	(132)	(260)	(2)	(296)	(574)
(1) Amounts net of taxes.

Sensitivity analyses were carried out, based on scenarios prepared for the respective dates, always considering market data at the time and scenarios that would adversely affect our positions, according to the examples below:

▪  Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for a 1% variation on prices and for 1 basis point on the interest rate. For example: for a Real/U.S. dollar exchange rate of R$3.87 a scenario of R$3.91 would be used, while for a 1-year fixed interest rate of 6.55%, a 6.56% scenario would be applied;

▪  Scenario 2: 25% stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$3.87 a scenario of R$4,84 was used, while for a 1-year fixed interest rate of 6.55%, a 8.18% scenario was applied. The scenarios for other risk factors also accounted for 25% of stresses in the respective curves or prices; and

▪  Scenario 3: 50% of stresses were determined based on market information. For example: for a Real/U.S. dollar exchange rate of R$3.87 a scenario of R$5.81 would be used, while for a 1-year fixed interest rate of 6.55%, a 9.82% scenario would be applied. The scenarios for other risk factors also account for 50% of stresses in the respective curves or prices.

4.3 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings

The Organization is party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

In our relevance analysis of the lawsuits, which considers: (i) the opinion of the legal advisors; (ii) the nature of the shares; (iii) the similarity with previous lawsuits; (iv) the complexity; and (v) the opinion of courts (whenever the loss is assessed as probable), we did not identify relevant lawsuits that could have an influence on the investment decision. In addition, the Management understands that the provision constituted is sufficient to meet the losses that result from the respective lawsuits.

Although we do not have relevant lawsuits, according to the criteria mentioned above, we have listed below the processes that have values, assets or rights involved, above the materiality of R$590 million, which represents 0.5% of the Reference Equity of the issuer (R$117,940 million). It is important to note that possible differences found between the proceedings disclosed below and the values disclosed in the Notes refer to proceedings that, individually, have lower materiality than that which we consider relevant.

35– Reference Form – 2019

4. Risk factors

Judicial Proceedings:	16327.000190/2011-83
a. court	Federal
b. jurisdiction	TRF 3rd Region
c. date brought	12/14/2011
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 4,154,902,875.79
f. principal facts

Administrative Proceedings: Disallowance of compensations of the COFINS resulting from the success in AO 2006.61.00.003422-0 (enlargement of the basis of calculation - Law No. 9,718/98), whose authorization was deferred by the RFB in 2011, after the judgment of the court action, but the compensation made also in 2011 was rejected.
After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the RFB, however on December 14, 2011 the company was notified of the court order ruling that, wrongly, it had rejected the compensations performed.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceedings of AO 2006.61.00.003422-0 and AG 0014403-27.2015.4.03.0000. The chargeability of the tax credit is suspended by the guarantee insurance offered in the proceedings of EF 0006016-63.2015.4.03.6130.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceedings:	MS 1999.61.00.009282-1
a. court	Federal
b. jurisdiction	TRF 3rd Region – 2nd Section
c. date brought	03/04/1999
d. parties to the proceedings	Plaintiff: Banco BMC S.A (currently known as Banco Bradesco Financiamentos S.A.) Defendant: Special Representative of the Financial Institutions in SP
e. sums, goods or rights involved	R$ 2,771,588,944.60
f. principal facts

Legal Proceedings, where there is a plea to calculate and collect the COFINS, from February 1999, on the effective turnover, whose concept is stated in article 2 of LC No. 70/91, moving away from the unconstitutional expansion of the calculation basis intended by paragraph 1 of article 3 of Law No. 9,718/98. The discussion is restricted to the generating facts until December 2014.
After the Judgment in favor of the company, as adjudicated in August 07, 2006, discussions began about the interpretation of the judgment, where there has already been a final decision in favor of the company, against which the Federal Union perpetrated the Motion to Set Aside Judgment No. 0024478-62.2014.4.03.0000, duly contested by the company, which is awaiting a decision. The amounts discussed are fully deposited.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the proceedings, the values should be paid upon the conversion of the judicial deposit into income of the Federal Government, affecting the income.

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4. Risk factors

Judicial Proceedings:	0021377-79.2016.4.03.6100
a. court	Federal
b. jurisdiction	9th Court - Federal Justice/SP
c. date brought	4/13/2012
d. parties to the proceedings	Plaintiff: Quixaba Empreendimentos e Participações Ltda. (successor of Ferrara Participações Ltda.) Defendant: The Federal Authority (Brazilian Inland Revenue Service)
e. sums, goods or rights involved	R$ 2,273,846,186.73
f. principal facts

Action for annulment for the cancellation of the collection of the controlled values in Administrative Procedure No. 16327.720430/2012-41 with the registry of the IRPJ and CSLL regarding the taxation of the supposed capital gain on the disposal of investment.
After judgment in the CARF, discussions are underway in the administrative sphere only regarding the recovery of interest on the fine, object of special appeal, which is awaiting judgment from the High Court of Appeals for Fiscal Matters - CSRF.
As to the discussion on the amortization of the goodwill paid on the acquisition of investment, Action of Annulment No. 0021377-79.2016.4.03.6100 was filed, and is awaiting expert evidence.
The chargeability of the tax credit is suspended by the administrative appeal partly by Early Tutelage obtained in the Bill of Review No. 0018549-77.2016.4.03.0000."

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Judicial Proceedings:	16327.720064/2012-20
a. court	Federal
b. jurisdiction	1st Federal Court of Osasco - SP
c. date brought	2/3/2012
d. parties to the proceedings	Plaintiff Federal Authority (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 1,666,306,241.78
f. principal facts

Administrative Proceedings: This is the notification (Isolated Fine of 50%) imposed on the values that were compensated from the credit of COFINS resulting from the success in AO 2006.61.00.003422-0 (enlargement of the basis of calculation – Law No. 9,718/98), whose authorization was accepted by RFB in 2011, after the judgment of the lawsuit, but the compensation also made in 2011 was rejected.
After the favorable judgment obtained in the ordinary action, on June 30, 2011 the company filed a petition to authorize the credit, whose request was accepted on August 22, 2011. Thus, the company began to use the credit recognized by the RFB, however on February 3, 2012 the company was notified of the notice of infraction related to the isolated fine of 50% wrongly imposed as a result of the compensations not approved.
Once the discussion was exhausted in the administrative sphere, the noncompliance with the "res judicata" is being discussed in the proceedings of AO 2006.61.00.003422-0 and AG 0014403-27.2015.4.03.0000. The chargeability of the tax credit is suspended by a favorable verdict obtained in MS No. 0005360-09.2015.4.03.6130, with appeal on the merit of the case of the Government that is awaiting judgment in the Regional Federal Court of the 3rd Region.

g. chance of losing (probable, possible or remote)	Remote
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting income statement for the fiscal year.

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4. Risk factors

Judicial Proceedings:	MS 2006.61.00.027475-9
a. court	Federal
b. jurisdiction	TRF 3rd Region – 3rd Bench
c. date brought	14/12/2006
d. parties to the proceedings	Plaintiff: Banco IBI S.A. - Banco Múltiplo (currently known as Banco Bradescard S.A.) Defendant: Special Representative of the Financial Institutions in São Paulo
e. sums, goods or rights involved	R$ 1,302,013,635.51
f. principal facts

Legal Proceedings, in which a plea was made since January 2007: (i) to recognize and declare the non-enforceability of the COFINS and of the contribution to the PIS, in the modality required by Law No. 9,718/98, preventing it, because its incidence on income earned its inconsistent with the concept of turnover (production of sales of merchandise and of services provided); (ii) to recognize and declare the non-enforceability of the COFINS levied at 3%, maintaining the levy at 2%; and (iii) to recognize the existence of amount unduly collected as PIS (basis of calculation) and as COFINS (basis of calculation and levy) and the consequent credit rights, and authorize the compensation of the values in reference against the installments due of taxes and contributions managed by the Brazilian Federal Revenue Office.
The discussion is restricted to the triggering events until December 2014.
On March 2007 a partial injunction was obtained, moving away from only the requirement of the collection of the PIS and COFINS on the basis of calculation as determined by Law No. 9,718/98.
On November 2007 the sentence was given as unfounded, re-establishing the Injunction following the favorable decision obtained through a bill of review.
On January 2011 judgment was given as partially favorable, declaring as unconstitutional the incidence of the PIS and COFINS of Law No. 9,718/98 for other income that is not of turnover.
The company filed special and extraordinary appeals with the STJ and STF, which are awaiting an examination of admissibility and are suspended until the judgment of RE No. 656,089 (General Repercussion).
 The amounts discussed are fully deposited.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned will have to be converted according to the judicial deposit and paid to the Federal Government, affecting their income.

Administrative Procedure:	16327.720390/2018-22
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	6/4/2018
d. parties to the proceedings	Plaintiff: União Federal (Secretaria da Receita Federal do Brasil) Defendant: Banco Bradesco Cartões S/A
e. sums, goods or rights involved	R$ 1,174,244,582.82
f. principal facts

Notification of IRPJ and CSLL, calendar year 2013, related to the disallowance of expenses from funds raised with interfinancial deposits, whose resources have been capitalized on BERJ in 2013, considered as unnecessary by supervision.
DRJ ruled and partially upheld the appeal. The Inland Revenue has filed a letter of appeal , to the company with the appellee's brief of the part retained.
The Chargeability of the tax credit is suspended by the appeals presented that are pending trial in the CARF.

g. chance of losing (probable, possible or remote)	R$ 1,156,743,466.55 - possible R$ 17,501,116.27 - remote R$ 1,174,244,582.82
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the  income statement for the fiscal year.

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4. Risk factors

Administrative Procedure:	MS 1017029-36.2018.4.01.3400
a. court	Federal
b. jurisdiction	13th Civil Court of SJ/DF
c. date brought	11/30/2011
d. parties to the proceedings	Plaintiff: Tempo Serviços S/A Defendant: União Federal (Secretaria da Receita Federal do Brasil)
e. sums, goods or rights involved	R$ 953,680,364.70
f. principal facts

Lawsuit - injunction pleading a new outcome for the judgment of special appeal filed in Administrative Procedure No. 10970.720351/2011-88 with the registry of the IRPJ and CSLL regarding the disallowance of the amortization expense of the goodwill paid in the acquisition of investment, whereby the vote of quality by the President of the 1st Class of the Higher Chamber of Fiscal Resources - CSRF was not computed.
Once the discussion was exhausted in the administrative sphere, the action for annulment No. 1011290-82.2018.4.01.3400 was filed and is awaiting judgment in the JF/DF. A letter of guarantee was offered to obtain the suspension of the chargeability of the tax credit. The debts were registered in the Federal Active Debt and the Tax Collection was filed.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

Tax enforcement proceedings:	0100563-94.0700.8.26.0090
a. court	Municipal
b. jurisdiction	Court of Municipal Tax Collections of the Capital/SP
c. date brought	5/2/2011
d. parties to the proceedings	Plaintiff: City Hall of the Municipality of São Paulo Defendant: Bradesco Leasing S.A. Arrendamento Mercantil
e. sums, goods or rights involved	R$ 965,118,770.94
f. principal facts

Tax Execution – filed by the Municipality of São Paulo (SP) against Bradesco Leasing in June 2007, originating from notices of infractions against BCN Leasing, extinct by incorporation.
The Tax Execution is based on the nullity of the administrative precedents, illegitimacy of party, decay and prescription, in the stage of expert evidence.
The chargeability of the values involved is suspended by the offer of the Guarantee Insurance in the full amount of the debit and opposition of Embargoes to the Execution No. 0007752-59.2014.8.26.0090, that is awaiting trial.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

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4. Risk factors

Judicial Proceedings:	MS 0047693-88.2012.4.02.5101
a. court	Federal
b. jurisdiction	TRF 2nd Region – 3rd Bench
c. date brought	11/16/2012
d. parties to the proceedings	Plaintiff:: Banco Bradesco BERJ S.A. Defendant: Special Representative of the Financial Institutions in RJ
e. sums, goods or rights involved	R$ 798,379,728.21
f. principal facts

The Legal Procedure, where there is a plea to calculate and collect the PIS and COFINS, from October 2012, on its effective billing, whose concept executed by private law and accepted by the STF is mentioned explicitly in article 2 of Complementary Law No. 70/91, referred to in articles 1 and 2 of Law No. 9,718/98, thus moving away from the requirement of these contributions on the entirety of the operating revenues, in particular financial revenues. The discussion is restricted to the triggering events until December 2014.
The value involved has the enforcement suspended due to the full judicial deposit involved, made with the decline of the appeal that was initially granted.
The company made an appeal which awaits trial in the Federal Regional Court of the 2nd Region. The Special and Extraordinary appeals have been presented to the STF and STJ and are awaiting judgment of admissibility in the Federal Regional Court of the 2nd Region.

g. chance of losing (probable, possible or remote)	The prospect of losing the case is rated “possible”. Provision was made because we believe this is a legal obligation
h. analysis of impact if case is lost	If the case is lost, the amounts provisioned should be paid upon the conversion of the realized judicial deposit into income of the Federal Government.

Judicial Proceedings:	MS 0571168-65.2015.8.05.0001
a. court	State Court
b. jurisdiction	First Federal Public Treasury Court of the State of Bahia
c. date brought	1/13/2014
d. parties to the proceedings	Plaintiff: Banco Alvorada S.A. Defendant: City Hall of the Municipality of Salvador/BA
e. sums, goods or rights involved	R$ 976,863,600.30
f. principal facts

Lawsuit - injunction for the cancellation of the values collected by the Municipality of Salvador through NFL 1667.2013 concerning the ISS values for the period from December 2008 to December/2012 supposedly due on the leasing revenues of Banco Alvorada.
Once the discussion was exhausted in the administrative sphere (NFL 1667/2013), Injunction No. 0571168-65.2015.8.05.0001 was filed, at appellate level by the Inland Revenue of the Municipality of Salvador, to be judged by the Court of Justice of Bahia.
The chargeability of the tax credit has been suspended by a favorable judgment.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

40– Reference Form – 2019

4. Risk factors

Judicial Proceedings:	1011290-82.2018.4.01.3400
a. court	Federal
b. jurisdiction	17th Civil Court of SJ/DF
c. date brought	12/7/2011
d. parties to the proceedings	Plaintiff: Nova Paiol Participações Ltda. Defendant: União Federal (Secretaria da Receita Federal do Brasil)
e. sums, goods or rights involved	R$ 650,255,434.30
f. principal facts

Lawsuit - action for annulment for the cancellation of the collection of the controlled values in Administrative Procedure No. 16327.721663/2011-80 with the registry of the IRPJ and CSLL related to the taxation of the supposed capital gain on the disposal of investment.
Once the discussion was exhausted in the administrative sphere, the action for annulment No. 1011290-82.2018.4.01.3400 was filed, which is awaiting judgment.

g. chance of losing (probable, possible or remote)	Possible
h. analysis of impact if case is lost	If the lawsuit is lost the value involved must be paid, which will affect the income for the year.

Judicial Proceedings:	Administrative Procedure No. 16327.721507/2012-08
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	12/19/2012
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil’s Federal Revenue) Defendant: Banco Bradesco S.A.
e. sums, goods or rights involved	R$ 607,257,864.18
f. principal facts

Tax Assessment of IRPJ and CSLL related to the disallowance of exclusions in 2007 of revenues recorded as Bonds and Securities at market value.
Appeal deemed as groundless. The CARF, in the analysis of the Voluntary Appeal, converted the trial into diligence, which was finalized and the infractions will return to the CARF for retrial.
The chargeability of the tax credit is suspended by the voluntary appeal pending trial in the CARF.

g. chance of losing (probable, possible or remote)	Probable
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the  income statement for the fiscal year.

41– Reference Form – 2019

4. Risk factors

Judicial Proceedings:	Administrative Procedure No. 10600.720016/2014-31
a. court	Administrative
b. jurisdiction	Second Instance - Administrative Council of Tax Resources - CARF
c. date brought	5/8/2014
d. parties to the proceedings	Plaintiff: Federal Authority (Brazil’s Federal Revenue) Defendant: Tempo Serviços Ltda.
e. sums, goods or rights involved	R$ 597,059,790.21
f. principal facts

Tax Assessment of IRPJ and CSLL of calendar years 2010 and 2011, relating to the disallowance of the amortization expense of the goodwill paid on acquisition of investment, compensation for loss and negative base and difference of rate from 9% to 15%.
Appeal deemed as groundless. The CARF deferred the voluntary appeal, maintaining only the isolated fines on the CSLL. The National Treasury filed a special appeal, the company the appellee's brief to the appeal of the Treasury and special appeal.
The chargeability of the tax credit is suspended by the appeals filed, which are awaiting trial by the High Court of Appeals for Fiscal Matters - CSRF.

g. chance of losing (probable, possible or remote)	R$ 201,209,149.30 - remote R$ 395,850,640.91 - possible R$ 597,059,790.21
h. analysis of impact if case is lost

If there is loss of the legal procedure in the administrative sphere, the case will be discussed in court, where the chances of success are good, due to the pleas of fact and law involved.
If there is a loss in the possible legal procedure the value involved must be paid, affecting the income statement for the fiscal year.

In 2018, the total value of provisioned processes described in this item was R$2,707,651 thousand.

Below, we highlight the lawsuit that is no longer considered in this item, compared to the 2018 Reference Form (base date December 31, 2017), and the reason for its exclusion:

•       Annulment Proceedings No. 0003954-55.2012.4.03.6130 – aimed at annulling the notification controlled in administrative process/procedure No. 16327.001557/2010-03, related to the pension contribution (INSS) made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and also on the values of transportation vouchers paid in cash.

Date of establishment – December 10, 2010

The proceedings no longer met the criterion of materiality mentioned previously (R$590 million).

•       Administrative Procedure No. 16327.720352/2011-01 – Ex-officio fine applied by the Federal Revenue Service for its inspectors having understood that the company could not have offset tax losses resulting from deduction in 2006, authorized by court decisions, of expenses resulting from actual and definitive losses incurred in previous years when receiving or renegotiating debts.

Date of establishment – March 25, 2011

With the Objection and subsequent appeal to the Administrative Council of Tax Appeals - CARF, there was a suspension of the automatic fine and interest in arrears related to the amounts protected by judicial measures and judicial deposits, with a final decision that exonerated part of the entry. The National Treasury filed a special appeal, against which the company presented its reply. The demandability of the tax credit is suspended by the favourable decision given by the CARF.

42– Reference Form – 2019

4. Risk factors

4.4 - Non-confidential and relevant litigation, arbitration or adjudicatory proceedings whose appellees are administrators, former administrators, controllers, former controllers or investors

We do not have any proceedings under the conditions mentioned in item 4.4.

4.5 - Confidential relevant proceedings

We do not have any proceedings under the conditions mentioned in item 4.5.

4.6 - Non-confidential and relevant joint litigation, arbitration or adjudicatory proceedings, recurring or ancillary

Labor claims

These are claims brought across by former employees and outsourced employees seeking indemnifications, most significantly for unpaid overtime, pursuant to Article 224 of the Brazilian Labor Laws (CLT). In any proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits. For any proceedings with similar characteristics and that are not judged, the provision is recorded based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

Overtime is monitored by using electronic time cards and is paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information regarding debtors in the credit restriction registry and the replacement of inflation adjustments, which are excluded as a result of the government’s economic plans. These lawsuits are individually controlled using a computer-based system and are provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, any similarity with previous lawsuits, the complexity and the positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not cause significant impact on the Organization’s financial income.

In relation to the legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s, although Bradesco complied with the law and regulation in force at the time, has provisioned these lawsuits, taking into consideration the claims where Bradesco is the defendant and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders may to accede the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018 and the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the context of the agreement, including those related to incorporated banks are evaluated individually based on the procedural stage they are in.

43– Reference Form – 2019

4. Risk factors

Note that, regarding the disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision regarding the right under litigation.

Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of Management and of their legal counsel. The processing of these legal obligations, and the provisions for cases for which the risk of loss is deemed as probable, is regularly monitored in the legal court. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

In 2018, the total provisioned value for the proceedings described in this item was:

•        Labor proceedings: R$5,983,603 thousand;

•        Civil proceedings: R$5,614,362 thousand; and

•        Provision for tax risks: R$8,204,206 thousand.

4.7 - Other relevant contingencies

There are no other relevant contingencies that have not been covered in the previous items.

4.8 - Rules of the country of origin and the country where the securities are guarded

Not applicable due to fact that Bradesco is not categorized as a foreign issuer.

44– Reference Form – 2019

5. Risk management and internal controls

5. Risk management and internal controls

5.1. Risk management policy

In relation to the risks indicated in item 4.1, report the following:

a)     if the issuer has a formal policy of risk management, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons for which the issuer did not adopt a policy

The Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all of the activities of the Consolidation.

The policies, standards and procedures shall ensure that the Organization maintains a control framework that is compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations issued by the supervisory agencies, reviewed, at least annually, by the Board of Directors and made available to all of the employees and companies that are associated through the corporate portal.

Policies / Corporate Standards	Approving agent	Date of approval
Credit Risk Management	Board of Directors	December 19, 2018
Market Risk Management	Board of Directors	December 19, 2018
Liquidity Risk Management	Board of Directors	December 19, 2018
Risk Management	Board of Directors	December 19, 2018
Operational Risk Management	Board of Directors	December 19, 2018
Underwriting Risk Management of Grupo Bradesco Seguros	Board of Directors	April 1, 2019
Business Continuity Management	Board of Directors	December 19, 2018
Procurement and Management of Outsourced Services	Board of Directors	December 19, 2018
Corporate Sustainability	Board of Directors	May 7, 2018
Strategic Risk Management	Board of Directors	December 19, 2018
Purchases of the Organization	Board of Directors	March 25, 2019
Compliance	Board of Directors	February 18, 2019

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5. Risk management and internal controls

b)     the objectives and strategies of the risk management policy, if applicable, including:

                   i.          the risks against which one seeks protection:

The management process allows the risks to be proactively identified, measured, mitigated, monitored and reported, which is necessary in view of Bradesco’s complex financial products and services as well as its activity profile, and is composed of the following stages:

In relation to the risks indicated in item 4.1, the objectives and strategies of the management policy are aimed at ensuring compliance with the Organization's risk appetite. The risk appetite refers to the types and levels of risks that the Organization proposes to admit in running its business and achieving its objectives. The Risk Appetite Statement (RAS) is an important tool that synthesizes the risk culture of the Organization, and directs the strategic and business plans, guiding the budget planning and allowing the Senior Management to optimize the allocation of capital within acceptable levels and types of risk, considering the markets and the regulatory environment in which it operates.

This appetite is influenced by several factors, among which are the corporate strategy, the targets of solvency, the indexes of liquidity, the control of concentration of portfolios and the definition of the types of risks that are not accepted in running the business.

Within the Organization, the risk appetite is defined and formalized by the Board of Directors, which is subsidized by the Integrated Risk Management and Capital Allocation Committee (COGIRAC), which is controlled by various limits of risks. The risk appetite is aligned to the strategy of the Organization, demonstrating the engagement of the governance structure in its definition and monitoring. The process of monitoring risks is corporate, which is considered from the budgeting process of the Organization.

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5. Risk management and internal controls

The flow below shows the process of definition and communication of the risk appetite:

                 ii.          the instruments used for protection:

The Organization has policies, standards and procedures for the management of risks and of capital. These instruments establish the basic guidelines for activities expressed by Senior Management in line with the standards of integrity and the ethical values of the institution and cover all of the activities of the Organization and related companies.

The policies, standards and procedures shall ensure that the Organization maintains a control framework compatible with the nature of its operations, the complexity of its products and services, activities, processes, systems and the size of their risk exposure.

The risk management and capital policies are aligned with the strategic objectives of the Organization, with the best national and international practices, in accordance with laws and regulations that are issued by the supervisory agencies, reviewed at least annually by the Board of Directors and made available to every employee and company that is associated through the corporate portal.

In addition to the policy of risk and capital management, the Organization also has a norm of Hedging transactions made by the Treasury whose goal is to define the criteria for the protection of Bradesco's Treasury to exposures to market risk factors and to manage liquidity risks. The content of this norm is stated in item 5.2 (b) of this document.

For more information, see the report "Risk Management - Pillar 3" on Bradesco's Investor Relations website www.bradescori.com.br.

               iii.          the organizational structure of risk management:

The structure of our risk and capital management function consists of committees, which are responsible for assisting our Board of Directors, the Presidency and the Board of Executive Officers in making strategic decisions.

The Organization has a committee, called Integrated Risk Management and Capital Allocation Committee, whose role is to assure the fulfillment of the Organization’s risk management processes and policies, advising the Board of Directors on the performance of its roles in the management and its control over risks and capital.

The committee is assisted by the Capital Management Executive Committee, and the Executive Committees for Risk Management of: a) Credit; b) Market and Liquidity; c) Operational and Socio-environmental; d) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. There are also the Products and Services Executive Committee, and Executive Committees for our business units, whose tasks include suggesting limits for any exposure to their related risks and devising mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and to the Board of Directors.

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In compliance with CMN Resolution No. 4,557/17, we created a Risk Committee, that represents a consultative forum to the Board of Directors so that it can perform its duties related to the risk and capital management, and a Chief Risk Officer (CRO) position, which is responsible for, among other duties, supervising the development, implementation, performance and improvement of the risk management structure, including its improvement, independently. The CRO reports to the Risk Committee, to the CEO and to the Board of Directors.

The scope of risk management of the Organization reaches the broadest vision, allowing the risks inherent to the Consolidated Economic Financial statement (including the regulatory scope of the Prudential Conglomerate and other companies in the Consolidated report) to be properly identified, measured, mitigated, monitored and reported, aiming to support the development of its activities.

Highlighted in this structure is the Integrated Risk Control Department (DCIR), whose mission is to promote and facilitate the control of risks and the allocation of capital through robust practices and through the certification of existence, execution and effectiveness of controls to ensure acceptable levels of risks in the processes of the Organization, in an independent, consistent, transparent and integrated manner. This Department is also responsible for meeting the requirements of the Central Bank related to risk management activities.

Corporate Governance of the Organization counts on the participation of all of its hierarchical levels, which aim to optimize the performance of the Company and to protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving the aspects that focus on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers that are encompassed by the scope of Corporate Governance, which comprises Senior Management and the various areas of business, operations, products and services.

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Board of Directors

•        Approves and reviews the risk management strategies, policies and structures of risk and capital management, including appetite and exposure limits according to the types of risks, as well as the program of stress tests, their results and the scenarios and assumptions applied.

Integrated Risk Management and Capital Allocation Committee

•        Validates and submits, for the approval of the Board of Directors, the appetite and exposure limits according to the types of risks;

•        Validates and submits, for the approval of the Board of Directors, any policies for risk and capital management;

•        Validates and submits, for the approval of the Board of Directors, the program of stress tests, the parameters, scenarios and assumptions, their results and the management actions to mitigate the impacts;

•        Ensures compliance with the Organization's risk management policies;

•        Monitors the risk profile, performance, need for capital and sufficiency, exposures versus limits and control of the risks;

•        Acknowledges the rules issued by the Basel Committee on Banking Supervision (BCBS), evaluates the impacts of its adequacy and monitors its implementation.

Risk Committee

•        Assesses the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management;

•        Supervises the activities and performance of the Chief Risk Officer (CRO) and the compliance, by the institution’s Board of Executive Officers, with the terms of the RAS;

•        Evaluates the level of adherence of the processes of the risk management structure to the established policies;

•        Proposes recommendations to the Board of Directors on policies, strategies, and the limits of risk and capital management, stress test program, business continuity policy, liquidity and capital contingency plans, and capital plan.

Audit Committee

•        Reviews the integrity of the financial statements;

•        Makes recommendations to the Board of Executive Officers for correcting or improving policies, practices and procedures identified within the ambit of their attributions.

Internal Controls and Compliance Committee

•        Evaluates the effectiveness and compliance of the Organization's Internal Controls System and the management process of the compliance risk;

•        Evaluates whether recommendations for improvements of Internal Controls have been duly implemented by Managers;

•        Acknowledges of high and maximum residual risks;

•        Evaluates and validates the acceptance of the maximum residual risk, whose action plan exceeds 12 months;

•        Ensures that procedures comply with the applicable rules, regulations and legislation;

•        Follows policies, procedures, responsibilities and definitions referring to the management structure of operating risk and compliance risk;

•        Submits the Yearly Reports of Internal Controls and Compliance for the Organization's companies to the Board of Directors;

•        Analyses reports issued by Regulating Bodies and External and Internal Auditors regarding failures in Internal Controls and Compliance, as well as respective measures that are taken by the involved areas.

Ethical Conduct Committee

•        Ensures that infractions and violations of corporate and sector-based Codes of Ethical Conduct and the breaches of anti-corruption and competitive conduct are followed by applicable disciplinary acts, regardless of the hierarchical level, without prejudice to the legal penalties due;

•        Ensures that the Board of Directors is aware of matters that may cause significant impact to the image of the Bradesco Organization;

•        Forwards for the approval of the Board of Directors the matters related to the Officers of the Bradesco Organization.

General Inspectorate Department

•        Certifies the risk management process of the business;

•        Ensures compliance with the policies, norms, standards, procedures and internal and external regulations;

•        Recommends improvements in the internal control environment.

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Executive Committees
Disclosure

•        Supports Senior Management to appraise the disclosure of significant transactions and information relating to the Organization;

•        Examines reports in order to ensure that they are prepared in accordance with controls and procedures defined for their preparation.

Risks of: – Market and Liquidity – Credit – Operational and Socio-environmental – Grupo Bradesco Seguros and of BSP Empreendimentos Imobiliários

•        Ensures compliance with the risk management policies;

•        Ensures the efficacy of the risk management process;

•        Approves definitions, criteria and procedures to be adopted, as well as methodologies, models and tools that focus on the management and measurement of risk;

•        Monitors and evaluates information on the level of exposure to risk, consolidated and by office;

•        Follows the behavior and evolution of the market, as well as evaluating the impacts and risks.

Capital Management

•        Approves methodologies, definitions, criteria and tools focused on the capital management process;

•        Evaluates and submits for validation of the Integrated Risk Management and Capital Allocation Committee, the policy, structure, roles and responsibilities, risk appetite, capital plans and assessment of the adequacy.

Products and Services

•        Evaluates whether every risk has been identified and whether it is acceptable, deliberating on the creation, modification, suspension or discontinuity of products and services, considering the customer profile.

Collection and Recovery of Loans

•        Deliberates on proposals of renegotiation of matured debts or with the potential risk of loss;

•        Approves standards, procedures, measures and guidelines of corporate character, related to the subject of Collection and Recovery of Loans;

•        Defines limits of authority for approval in the renegotiation of debts.

Credit	• Takes collective decisions on the consultation of limits or operations involving credit risk, proposed by Offices and Companies of the Organization.
Treasury for Asset and Liability Management

•        Defines strategies of expertise in the asset and liability management based on the analysis of the political-economic scenarios, at national and international levels, and of pricing of active, passive and derivative operations with clients of the Bradesco Organization;

•        Assess strategies of expertise in the hedge management of foreign heritage;

•        Validates and submits, for the approval of the Integrated Risk Management and Capital Allocation Committee, proposals for limits of tolerance to exposure to risks and rule of liquidity.

Treasury

•        Defines Treasury's strategies to optimize results, based on analyzing domestic and foreign political-economic scenarios;

•        Validates proposed risk exposure tolerance limits for Treasury and submits them for approval of the Integrated Risk Management and Capital Allocation Committee;

•        Monitors the results, behaviors and risks in the Trading Portfolio, of the mismatches of assets and liabilities and the clients' trading desk.

Strategic Planning	• Evaluates positions about the risk of strategy, as well as defines actions for its mitigation.

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c)     adequacy of the operational structure and internal controls for the verification of the effectiveness of the policy adopted

The integrated management of risks and internal controls is structured in three lines of defense, as mentioned in item 5.3 of this report.

In the second line of defense, it highlights mainly, the actuation of the DCIR – Internal Controls and DCCE (Department of Compliance, Conduct and Ethics), which act proactively in the process of verification of the effectiveness of the policies adopted by the Organization and management and mitigation of risks in order to maintain them at acceptable levels. Both areas are segregated matricially from the areas of business, aiming to maintain independence in the conduct of their activities.

The results of the activities carried out by the second line of defense are periodically submitted to the Committees of the Organization in line with the process of governance established.

The Organization has an Internal Controls and Compliance Committee to advise the Board of Directors on the fulfillment of its duties, related to the adoption of strategies, policies and measures for the dissemination of its culture of internal controls, risk mitigation and compliance with the regulations applicable to the Bradesco Organization.

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5.2 - Market risk management policy

a)     if the issuer has a formal market risk management policy, highlighting, if affirmative, the agency that approved it and the date of its approval, and, if negative, the reasons why the issuer did not adopt a policy

The Organization obtains the Market Risk Management Policy, approved by the Board of Directors, and the latest review was made on December 19, 2018.

b)     the objectives and strategies of the risk management policy, if applicable, include

i.       market risks for which protection is sought

The Treasury Department (Treasury) is the only unit of the Organization that has a mandate to take risks in the Trading Portfolio. In addition, the Treasury is responsible for the decision to mitigate the risks of the trading portfolio of the Conglomerate, which includes the volatility risks, currency risk, liquidity risk, stock prices and commodity risks and interest rate risk.

All of the Organization’s market risk exposures are admitted up to the limits established by the Board of Directors, which are reviewed at least annually, and that such limits are monitored independently in time.

ii.     asset protection strategy (hedge)

The hedge operations performed by the Bradesco Treasury must, compulsorily, cancel or mitigate the risks of the mismatching of amounts, deadlines, currencies or indexers of the positions of the Treasury books, respecting the risk and exposure limits approved by the Board of Directors, being used for this purpose, the assets and derivatives authorized for trading in each of his books, aiming to:

•        Control and frame operations, respecting the limits for exposure and current risks;

•        Change, modify, or reverse positions due to market changes and operational strategies; and

•        Reduce or mitigate exposures to dead markets, operations in stress conditions or low liquidity.

In the implementation of its objective, the Treasury uses the instruments available on the market with the same indexer or those that are co-related to the original risk. As there are often no instruments available that have characteristics identical to the original assets, or due to the concentration of liquidity on certain maturities, the Treasury may mitigate the market risk using calculations like co-relation, duration or DV01.

In order to hedge the equity abroad, we adopted the hedge multiplier (1.9x), due to the existing fiscal rates. For the other hedges, the strategies are discussed and approved in the Executive Treasury Committee for the Asset and Liability Management.

iii.    instruments used for asset protection (hedge)

Due to the characteristics of its businesses and of its international activities, the Organization uses various financial instruments to hedge, which include transactions with securities issued by Governments and private companies, as well as stock exchange or counter derivatives.

The Bradesco Treasury can use standardized derivatives (Exchange-traded) and those of continuous use (OTC-traded) with the purpose of achieving results and also with the purpose of the construction of hedges. Derivatives of continuous use are those that are usual for the OTC-traded market, such as vanilla swaps (interest rates, currencies, CDS, among others), term operations (currencies, for example), vanilla options (currency, Bovespa index), among others. As for non-standard derivatives that are not classified as continuous use or the structured operations, their use is subject to the authorization by the competent Committee.

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iv.    parameters used for the management of these risks

All transactions exposing the Organization to market risk are mapped, measured and classified by probability and importance, and the whole process is approved by the corporate governance structure.

The proposals for market risk limits are validated in specific Committees, supported by the Integrated Risk Management and Capital Allocation Committee, and submitted for approval by the Board of Directors, according to the business characteristics, which are segregated into the Trading and Banking portfolios.

The Integrated Risk Control Department, regardless of the business management, monitors compliance with the limits established and provides daily management reports for the controlling of the business areas and positions to the Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

The reports are complemented with a system of alerts, which determines the recipients of the risk reports in accordance with the percentage of use of limits, and thus, the higher the risk limit consumption, the more members of the Senior Management will receive the reports.

For the Trading Portfolio, the following limits are monitored:

•        VaR;

•        Stress;

•        Results; and

•        Financial Exposure/Concentration.

For the Banking Portfolio, the following limits are monitored:

•        Interest Rate Risks.

In addition to the limits mentioned above, there are specific limits for each operator of the Treasury.

v.      if the issuer operates financial instruments with diverse goals of asset protection (hedge) and what these goals are

In the proposal of a financial institution, the Organization meets the demands of clients by offering swap operations, forward among others, as well as proprietary trading of treasury, respecting the limits of exposure to market risk established by the Board of Directors.

vi.    organizational structure of market risk management control

The process of market risk management is performed at the corporate level. This process involves several areas, with specific assignments. This ensures an efficient structure, with the measurement and control of market risk being performed centrally and independently. This process enabled the Organization to become the first financial institution in the country, to be authorized by the Central Bank to use, from January 2013, their internal market risk models for the calculation of regulatory capital requirements. The management process, approved by the Board of Directors, is reviewed at least annually by the Committees and by the Board of Directors.

The Integrated Risk Control Department (DCIR), whose mission it is to promote and facilitate the control of risks and capital allocation of the Organization's activities, independently, consistently, and in a transparent and integrated manner, is responsible for:

•        Proposing methodologies for the measurement of risks;

•        Identifying, calculating, and reporting risks;

•        Controlling risks calculated vis a vis limits;

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•        Calculating Capital allocation;

Proposing the establishment and review of policies, rules and procedures pertaining to the management of market risks and liquidity.

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Macro process of market risk management

(1)             DPOC – Department of Planning, Budgeting and Control;

(2)             DCIR – Integrated Risk Control Department;

(3)             DGC – Department of Guarantees and Registers;

(4)             DCG – General Accounting Department;

(5)             DRM – Market Relations Department;

(6)             DCCE – Department of Compliance, Conduct and Ethics;

(7)             DEPEC – Department of Research and Economic Studies;

(8)             DOM – Department of Organization and Methods; and

(9)             DGD – Department of Data Management.

Market risk is accompanied by the meetings between the Executive Committees of Treasury for Asset and Liability Management, Treasury and Market Risk and Liquidity Management. In addition, the monitoring is also done by the Integrated Risk Management and Capital Allocation Committee, which is still responsible for special meetings for the analysis of positions and situations where the risk exposure limits are exceeded, leading to Board of Directors measures and strategies adopted for validation when needed.

The responsibilities of the Integrated Risk Management and Capital Allocation Committee are:

•        To ensure compliance with risk management policies of the Organization;

•        To ensure the effectiveness of the risk management process;

•        To adopt exposure limits for types of risks, in accordance with the risk appetite approved by the Board of Directors;

•        To validate and submit to the approval of the Board of Directors:

                                             i.   The policies inherent to the management of risks and capital;

                                            ii.   The proposals of appetite and exposure limits per type of risks; and

                                           iii.   The results of the reviews that are conducted on policies and structures for the management of risks and capital, abiding by, at least, the periodicity established in the regulations;

•        to the Board of Directors the risk control reports, the assessment of the need of capital and capital adequacy, the relevant amendments in relation to the adopted strategies and the status of the business continuity plans;

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•        To take note of the work carried out by internal and external audits that pertain to risk management and results concerning independent validation of models;

•        To position the Board of Directors on a regular basis on the activities of the Committee;

•        To review and propose to the Board of Directors the update of the Regiments of the Risk Management Executive Committees, when necessary; and

•        To provide the Board of Directors with a comprehensive and integrated vision of the risks and impacts of capital.

The Executive Committee of Market Risk and Liquidity Management has the following responsibilities:

•        To ensure the compliance with the Market Risk and Liquidity Management Policy of the Organization;

•        To ensure the effectiveness of the market risk and liquidity management process in the framework of the Organization;

•        With regards to market risk and liquidity management, to approve and revise:

                                             i.   The definitions, criteria and tools; and

                                            ii.   The measures to be adopted, including methodologies, modeling, mathematical statistics and econometrics;

•        To evaluate and submit, for the validation of the Integrated Risk Management and Capital Allocation Committee of the Organization, the policy, structure, roles, procedures and responsibilities of dependencies involved in the process of management of market risks and liquidity, as well as the revisions that are performed at least annually;

•        To validate the behavior of the results, the backtesting of models and any other materials deemed pertinent;

•        To create conditions for the conduction of the review carried out by the Area of Independent Validation of Models of the Department of Guarantees and Registers – DGC and the internal and independent audits; and

•        To delegate responsibilities to technical committees involved in the liquidity and market risk management process.

The responsibilities of the Executive Committee of Treasury are:

o  Trading Portfolio:

▪  To evaluate and endorse the national and international strategies of operation of the local treasury, of New York, London and other international extensions of the conglomerate for the optimization of the results, based on the analysis of the domestic and foreign political-economic scenarios;

▪  To validate the proposed tolerance limits for exposure to risks by the Treasury, to be submitted for approval by the Integrated Risk Management and Capital Allocation Committee (COGIRAC);

▪  To conduct special meetings for the analysis of positions and situations, where the tolerance limits for exposure to risks are exceeded;

▪  To deliberate on new specific treasury products traded within the financial market, stress scenarios and limits of exposure and/or risk of competence of the Committee; and

▪  To monitor the results, strategies, behaviors and risks of the positions established by the Treasury.

o  Tables of Clients and of Treasury Products:

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▪  to monitor and countersign:

        The results and volumes of products under the management of the Treasury negotiated with clients, namely: derivatives and public and private securities trading;

        The net volumes of COE with Private clients, whose negotiations are made by the Treasury; and

        The net volumes of funding with Corporate and Institutional clients, whose negotiations are made by the Treasury.

o  The departments listed below shall be responsible for the exposure of subjects so specified:

▪  DEPEC – Department of Research and Economic Studies:

        Political-economic scenario.

▪  Treasury Department:

        Positions of trading portfolios;

        Proposals of new products; and

        Positions of operations with clients.

▪  DCIR – Integrated Risk Control Department:

        Risk positions versus the limits in force;

        The proposed scenarios for both normal and situations of stress; and

        Capital allocation in internal and standard models.

Finally, the responsibilities of the Executive Committee of Treasury and Asset and Liability Management are:

o  Asset and Liability Management – ALM:

▪  To assess strategies:

        Of expertise in the asset and liability management, within the limits established based on the analysis of the domestic and foreign political-economic scenarios; and

        Of expertise in the hedge management of foreign heritage.

▪  To monitor and countersign the pricing strategies of active, passive and derivative operations of the Organization;

▪  To approve internal Funds Transfer Price (FTP) of liabilities and assets in local and foreign currency;

▪  To validate proposals to be submitted for approval by the COGIRAC:

        Limit of tolerance to market and liquidity risk exposure.

▪  To monitor and countersign:

        The results, strategies, behaviors and risks of the mismatches and indexers maintained by the Organization managed by the Treasury;

        The management of liquidity in Reais and in the foreign currency of the Organization, including foreign branches, with the monitoring also of the concentrations and funds; and

        The fundraising strategy of the financial conglomerate, including the products destined for subordinate debt.

▪  To approve:

        Adverse and stress scenarios for the risk of the Non-trading Portfolio; and The limits of exposure and/or risk of competence of the Committee.

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▪  Acknowledge the actions deliberated in the Governance Committee of Destined Resources.

o  The Departments listed below shall be responsible for the exposure of subjects so specified:

▪  DEPEC – Department of Research and Economic Studies:

        Political-economic scenario.

▪  Treasury Department:

        Management strategies for the mismatch of assets and liabilities generated by the business of the Bank in Brazil and abroad, and the hedge of foreign heritage; and

        The presentation of the cash and liquidity management in the Financial Conglomerate (National, Units Abroad and Brokers).

▪  DCIR – Integrated Risk Control Department:

        Risk positions versus the limits in force; and

        The proposed scenarios for both normality and situations of stress, for assessing the risk of the Non-Trading Portfolio.

c)     adequacy of the operational structure and the internal controls for verifying the effectiveness of the policy adopted

In the Organization, the DCIR – Integrated Risk Control Department, which is also responsible for the measurement and control of business risks, has an area dedicated to activities that focus on internal controls, while the DCCE – Department of Compliance, Conduct and Ethics has an area dedicated to the Independent Validation of Models, which carries out the measurement of adequacy and the adherence of models used in risk management. In addition, all departments and enterprises of the Organization have people responsible for establishing, evaluating and executing controls, and for the performance of the applicable adherence tests.

There is, also, the General Inspectorate Department, which is responsible for the Organization's internal audit.

5.3 - Description of the Internal Controls

In relation to internal controls used to ensure that reliable financial statements are prepared, the Officers should comment on:

a)     the main practices of the Internal Controls, level of efficiency of such controls, indicating any imperfections and measures adopted to correct them

The effectiveness of the Internal Controls of the Organization is sustained by qualified professionals, well-defined and implemented processes and technology that is compatible with the business needs.

The Methodology of the Internal Controls is aligned with the document issued by the Sponsoring Organizations of the Treadway Commission Committee (COSO), version 2013, called Internal Control – Integrated Framework, with the guidelines established by the Information Systems Audit and Control Association (ISACA) by means of the Control Objectives for Information and Related Technology (COBIT 5), and with the procedures described by the Public Company Accounting Oversight Board (PCAOB) for the analysis of the Entity Level Controls (ELC). The existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization are certified by the area that is responsible for the execution of tests of adherence of the controls, and the results are reported to the Audit Committee, Risks and Internal Controls and Compliance Committee, as well as to the Board of Directors, with the purpose of providing security for the proper running of the business and to reach the objectives established in accordance with applicable laws and regulations, external policies, internal standards and procedures, in addition to applicable codes of conduct and self-regulation codes.

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On the basis of the above, the Management has evaluated the effectiveness of internal controls related to the consolidated financial statements ended on December 31, 2018, and concluded that the Internal Controls are effective and efficient to guarantee the integrity of information, whereby no deficiencies that might have a material impact in the financial statements were identified.

b)     the organizational structures involved

The structure of the Internal Controls, defined by the Bradesco Organization, combines the observance of the applicable regulatory requirements with the adoption of the best practices of Corporate Governance, to ensure the necessary focus and the effective management of the Internal Controls.

The responsibilities are presented as follows:

•        Board of Directors: Main responsibilities: establish the strategic guidance of the Company, with the aim of, within the best practices of Corporate Governance, protect and maximize the return on investment of the shareholder and to ensure that the Board of Directors is always fit to perform their duties with competence, transparency and respect to the strictest ethical principles.

•        Committees: Advise the Board of Directors or the CEO on issues that require specific knowledge and/or the establishment of collective decision-making.

•        CEO: is responsible for the management of the Company and co-ordination of the Board of Directors, and the link with the Board.

•        Board of Executive Officers: to observe and enforce the guidelines and strategic guidelines established by the Board and by the Meetings, to conduct the daily operations of the Company exercising their duties with competence and transparency, among other duties.

•        Owners of the Rights to the Offices: Responsible for activities and for the existence and effectiveness of the Internal Controls of their Office, as well as the identification, classification, measurement and monitoring of controls and risks. For this purpose, create and maintain appropriate structures for the demands and other conditions necessary to safeguard compliance with laws, regulations, standards and procedures.

•        Managers in the Offices: Define and document the flows of processes, identifying and assessing the events of risks, defining the proper response for the risks. Acting on risks, identifying gaps, preparing and following up on the implementation of Action Plans to correct or to improve existing controls.

o   Ensure that the laws, regulations, policies, rules and procedures, as well as the codes of conduct and self-regulation, which are necessary for the execution of the activities, are accessible and are complied with by all those involved.

o   Define, implement and ensure the effectiveness of the controls, communicating promptly to the Integrated Risk Control Department (DCIR) any creation or alteration in the flow of the processes and/or in the controls exercised, as well as in the identification of new risks.

•        Integrated Risk Control Department: Independently certify the existence, implementation and effectiveness of the controls that ensure acceptable levels of risk in the processes of the Organization.

o   Respond for the consolidation of the results of the adherence tests applied in the scope of the financial conglomerate and by drafting the Compliance Report of the Internal Controls. The Agent of Internal Controls should have access and should report directly to the Departmental Board or to the Board of Executive Officers if the case so requires, and its role must be exercised without any restriction of access to systems, data, information, documents and areas and, above all, without any connection with existing commercial, operational or administrative activities in its area of operation.

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o   Promote and facilitate the control of risks and the allocation of capital for the activities of the Organization, independently, consistently, transparently and in an integrated manner. This Office is also responsible for meeting the requirements of the Regulating Agencies that relate to risk management activities.

•        Inspectorate Department (Internal Audit): Independently assess the processes of the Bradesco Organization, in order to contribute to the mitigation of risks and to the suitability and the effectiveness of the Internal Controls, in compliance with the Policies, Norms and Internal and External Regulations.

c)     if and how the effectiveness of internal controls is supervised by the administration of the issuing authority, indicating the position of the people responsible for this monitoring

Risk management permeates the entire Organization and is aligned with the guidelines that are established by the Board of Directors and by the structure of the Committees that define the global objectives, expressed in targets and limits for the risk management business units. The control and capital management units, in turn, support the management by means of monitoring processes and the analysis of risk and capital.

The Internal Controls are part of the responsibility of all of the Organization’s employees. When service providers (employees) perform controls on behalf of the Organization, the contracting parties of the Offices are liable for these controls.

DCIR, through the Internal Controls area, performs proactively on management of controls and the risks involved in the processes so as to maintain them at acceptable levels for the Organization.

The main information on activities, assessments and diagnosis on the effectiveness of the System of Internal Controls are, at least annually, consolidated into a Report and submitted to the Executives Responsible. This report is presented to the Audit Committee, to the Internal Controls and Compliance Committee and submitted to members of the Board of Directors.

d)     deficiencies and recommendations on internal controls included in the detailed report of the independent auditor, prepared and forwarded to the issuer by the independent auditor, in accordance with the CVM-issued regulation that provisions on the registry and exercise of the independent audit activity

Based on the independent auditor’s works, deficiencies that might have a material impact in the financial statements were not identified.

For the other appointments, action plans were devised, which are monitored by the Management through forums of governance, including the Internal Controls and Compliance Committee and the Audit Committee.

Additionally, the Management understands that the control structure at entity level, related to Governance, Standards of Ethics and Conduct, allied to low indexes of operational losses resulting from failures and errors, intentional or not, demonstrate a robust control environment that complies with the Policies and guidelines of the Organization.

e)     comments of the Officers on the weaknesses found in the detailed report prepared by the independent auditor and on the corrective measures adopted

From the Management’s perspective, the deficiencies and recommendations appointed in the independent auditors’ report do not compromise the control environment of the Organization.

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5.4 - Procedures of integrity

In relation to the internal mechanisms and procedures of integrity adopted by the issuer to prevent, detect and remedy deviations, fraud, irregularities and illegal acts perpetrated against the public administration, national or foreign, to inform:

a)     if the issuer has rules, policies, procedures or practices focused on prevention, detection and remediation of fraud and illegal acts performed against the public administration, identifying, if affirmative:
                           i.          the main mechanisms and procedures of integrity adopted and their suitability to the profile and risks identified by the issuer, stating how often the risks are reassessed and the policies, procedures and practices are adapted;

The Organization has the Bradesco Integrity Program composed by a code of ethical conduct, policies, standards, procedures, booklets, video-training sessions, training courses in person, e-learning, whistle blowing channels for the prevention, monitoring, detection and response in relation to harmful acts foreseen in Anti-Corruption Law No. 12,846/13 and under international law, in particular the Foreign Corrupt Practices Act and United Kingdom Bribery Act and in countries where it has business units, strengthening in this way, the governance of the Bradesco Integrity Program. These instruments establish the basic guidelines of activity expressed by Senior Management in line with the standards of integrity and ethical values of the institution and cover all the activities of the Bradesco Organization.

Annually, we evaluate the Bradesco Integrity Program by means of interviews; application of an integrity questionnaire; evaluation of international laws to which the bank is submitted; and the governance structure, policies, standards, risks, controls, roles and responsibilities (Phase of Diagnosis), as well as the implementation of the improvements identified in the Phase of Diagnosis.

This Program is structured to permeate all areas of the Bradesco Organization. In the case of units located abroad, adaptations can be made to increment the Integrity Program to suit specific local laws, but maintaining, at least, the conducts already required in Brazil.

                         ii.          the organizational structures involved in the monitoring of the operation and efficiency of the internal mechanisms and procedures of integrity, indicating their assignments, if their creation was formally approved, institutions of the issuer to which they report, and mechanisms to guarantee the independence of its leaders, if existent; and

The Board of Directors and the Board of Executive Officers support the Bradesco Integrity Program, where the main operating activities and all business practices of the Organization were considered in the elaboration of the Program and are divided into strategic pillars of operation, which are the Prevention of the Risk of Corruption, the Monitoring and Detection of Inappropriate Behavior and the Response of Senior Management.

It is up to the Board of Directors to determine the institutional guidelines on the subject, and also to support the Bradesco Integrity Program to have its effective implementation across the Organization, based on the values and principles established in the Code of Ethical Conduct of the Bradesco Organization.

It is up to the Board of Executive Officers to establish and monitor the actions necessary to achieve the guidelines established by the Board of Directors, promoting high standards of integrity and ethics and the dissemination of a culture that emphasizes and demonstrates to all Managers, Employees and Collaborators the importance of preventing, detecting and remedying deviations, fraud, irregularities and illegal acts committed, especially against domestic or foreign public administration.

The Ethical Conduct Committee proposes actions with respect to the dissemination and compliance with the Codes of Ethical Conduct of the Bradesco Organization, corporate and sector-based, and to the rules of conducts related to the themes of anti-corruption and competition, in order to ensure the efficiency and effectiveness.

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5. Risk management and internal controls

The Department of Compliance, Conduct and Ethics is responsible for the management and annual maintenance of the Bradesco Integrity Program. And, also, to support the Dependencies and Companies Associated to the Bradesco Organization in the implementation of procedures and to advise when identified early warning signals in the process of business, in order to comply with the prevention and fight against corruption and bribery, and the enhancement of the Bradesco Integrity Program.

Any cases of non-compliance, consummated or not, in respect of the Integrity Program, the Department of Compliance, Conduct and Ethics acts directly and independently with those responsible for the immediate correction, reporting, in a timely manner to higher levels up to the level of Board of Directors.

In the execution of the assignments it can use the support of other control areas, which include: General Inspectorate (IGL), Department of Integrated Control of Risks, Legal Department, and Corporate Security, among others.

Both Bradesco Integrity Program’s document and video are published on Bradesco’s Investor Relations website (www.bradescori.com.br).

                        iii.          if the issuer has a code of ethics or of conduct formally approved, indicating:

•       if it applies to all officers, fiscal council members, board members and employees and also covers third parties, such as suppliers, service providers, intermediary agents and associates;

The Organization has a Code of Ethical Conduct that applies to all managers and employees of the Organization, composed by the Bank and its subsidiaries, in Brazil and Abroad, and extends to Associates who are providing services on behalf of the Organization and for the Organization; in addition to other four Sector-based Codes of Ethical Conduct, which are:

▪  Professional from the Financial and Capital Market Areas;

▪  Professional in Purchases;

▪  From Grupo Bradesco Seguros (Insurance Group) and BSP Empreendimentos Imobiliários S.A. (Real Estate); and

▪  Code of Conduct of the Sector of Auditors and Inspectors of the Bradesco Organization (created on February 1, 2019).

•       if and with what frequency the officers, fiscal council members, board members and employees are trained in relation to the code of ethics or of conduct and to other standards related to the subject;

All of the Codes of Ethical Conduct, both Corporate and Sector-based, are available for consultation on the tab “Institutional” of the Normative System, contained on the Corporate IntraNet. Until May 15, 2017, the Code of Ethical Conduct of the Bradesco Organization was handed to all the new employees, upon their admission, in the form of a booklet, and they had to sign the Term of Responsibility and Commitment. This practice was interrupted with the launch of the new edition, on May 16, 2017, when it was defined that the content would be disclosed in the format of distance learning training given to all the employees of the Organization, classified as a required course.

In the catalog of “compulsory courses” there are, also, the following courses:

1.    Ethics – General Concepts;

2.    Ethics – Social Corporate Responsibility and Ethical Management; and

3.    Ethics in the Bradesco Organization.

It is also available, on the Video Portal:

•     Series “Speaking of Ethics”, presented by Professor Clóvis de Barros Filho, composed of five themes:

✓  Abdicate;

✓  Achieving Goals;

✓  Trust;

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5. Risk management and internal controls

✓  Respect; and

✓  Revealing yourself.

•     Series “Choices”, composed of seven episodes on the theme of “Ethics”:

✓  How a rumor starts;

✓  It looks like fraud;

✓  Toxic environment;

✓  Give and take!;

✓  Pig in a poke;

✓  A quick fix for everything; and

✓  Being Ethical.

•     Video clip “The best place”; and

•     Video training “Freedom and Respect”.

Endomarketing actions are used across the Organization, disclosing the ethical culture through the Code itself and also strengthening the availability of the other instruments of training mentioned above. There is also the insertion of the theme on the list of courses in person.

•       the sanctions applicable in the event of violation of the code or other standards related to the subject matter, identifying the document where these sanctions are provisioned;

The IGL exercises the duty of examining, in the periodic audit and inspection assignments, the fulfillment of the ethical precepts contained in the Code of Conduct, besides investigating reports made through the existing communication (whistle blowing) channels and fraud involving activities, employees and associates of the Organization, in compliance with the current norms of discipline at work.

Every quarter, in the ordinary meetings of the Ethical Conduct Committee, the IGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the DRH and the Ombudsman report on the results obtained.

•       body that approved the code, date of approval and, if the issuer discloses the code of conduct, locations in the global network of computers where the document can be consulted.

The Codes of Conduct are approved by the Board of Directors and the last re-edition of the Code of Ethical Conduct of the Bradesco Organization was approved on April 12, 2017.

The Code of Corporate Ethical Conduct as well as the Code of Sector-based Ethical Conduct are available on Bradesco’s Investor Relations website (www.bradescori.com.br).

b)     if the issuer has a whistle blowing channel, indicating, if affirmative:

•        if the whistle blowing channel is internal or whether it is controlled by third parties;

The whistle blowing channel is internal.

•        if the channel is open to receive complaints from third parties or if it receives complaints only from employees;

The whistle blowing channel is open to receive internal reports and also for third parties.

•        if there are mechanisms of anonymity and protection to whistleblowers in good faith;

Protection is ensured to whistleblowers in good faith that manifest themselves on any violation or suspect of acts that could be related, directly or indirectly, to the mere attempt or actual practice of corruption or bribery.

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5. Risk management and internal controls

Preferably, the following channel of whistle blowing should be used: etica@bradesco.com.br.

In the Bradesco Organization, all complaints investigated are carefully examined with independence, transparency, integrity and ethics, aiming to ensure the adequate treatment and correcting any distortions identified.

The treatment of complaints received by the communication channels of the Bradesco Organization or other means must be carried out in three phases: Evaluation, Examination and Reports/Reporting.

•        the issuing body responsible for investigating complaints.

The Department of Compliance, Conduct and Ethics (DCCE) manages the communication channel available on the electronic address etica@bradesco.com.br. All of the manifestations received on this channel are previously analyzed and directed to the respective areas of management, which are responsible for responding to the whistle blower. When this manifestation is a report of ethical rupture, this is sent to the IGL for investigation.

Every quarter, in the ordinary meetings of the Ethical Conduct Committee, the IGL presents the consolidated report of the audit and inspection assignments regarding ethical rupture, and the DRH and Ombudsman report on the results obtained.

The Ethical Conduct Committee composed of members nominated by the Board of Directors of Bradesco, is the body responsible for proposing actions as to the disclosure and fulfillment of the Codes of Ethical Conduct of the Bradesco Organization, both corporate and sector-based, in order to ensure its efficiency and effectiveness.

c)     if the issuer adopts procedures in merger, acquisition and corporate restructuring processes, aiming to identify vulnerabilities and risk of irregular practices in the legal entities involved

In processes of mergers, acquisitions, divestitures and partnerships, due diligence is required, focused specifically on anti-corruption, in order to identify liabilities or activities that may involve risks arising out of acts of corruption and bribery, and also, to provide specific contractual clauses to the business that safeguard the Organization.

d)     if the issuer has no rules, policies, procedures or practices focused on prevention, detection and remediation of fraud and illegal acts performed against the public administration, verify the reasons why the issuer did not adopt controls in this regard

Not applicable.

5.5 - Significant changes

Regarding the last fiscal year, there were no significant changes in the main risks to which the Organization is exposed. Also, the policies/standards of risk management did not suffer any relevant changes in the period.

5.6 - Other relevant information - risk management and internal controls

Corporate Governance of the Organization counts on the participation of all its hierarchical levels, which aim to optimize the performance of the company and protect interested parties, as well as to facilitate access to capital, add value to the Organization and contribute to its sustainability, mainly involving aspects focused on transparency, and equality of treatment and accountability. This framework meets the guidelines established by the Board of Directors.

In this context, the management of risks and capital is carried out by means of collective decision-making, supported by specific committees. This process counts on the participation of all the layers covered by the scope of Corporate Governance, which comprises from Senior Management to the various areas of business, operations, products and services.

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6. Issuer's history

6. Issuer's history

6.1 / 6.2 / 6.4 - Establishment of the issuer, term of duration and date of registration at the CVM

Establishment of the issuer, term of duration and date of registration at the CVM
Issuer Incorporation Date	January 5, 1943
Issuer Incorporation Method	Joint-stock company, established as a Commercial Bank.
Country of Incorporation	Brazil
Term	Indefinite Term
CVM Registration Date	July 20, 1977

6.3 - Brief History

Bradesco was founded in 1943 as a commercial bank under the name of Banco Brasileiro de Descontos S.A. In 1948, we entered a period of intense expansion, which, by the end of the 1960s, led us to become the largest commercial bank in the private sector in Brazil. We expanded our activities across the country in the 1970s, winning Brazilian urban and rural markets.

In 1988, as provided for by the Central Bank, the reorganization of the Company took place in the form of a Multiple Bank, with the incorporation of the real estate loans company, to operate with the Commercial and Real Estate Loan Portfolios, changing its corporate name to Bradesco S.A. - Banco Comercial e de Crédito Imobiliário, which was again changed to Banco Bradesco S.A. on January 13, 1989.

In 1989, Financiadora Bradesco S.A. Crédito, Financiamento e Investimentos changed its object and corporate name, resulting in the cancellation of the authorization to operate as a financial institution, followed by the creation of Carteira de Crédito, Financiamento e Investimentos and, in 1992, Banco Bradesco de Investimento S.A. (BBI) was incorporated by Bradesco, an occasion in which the investment portfolio was established.

We are one of the largest banks in Brazil in terms of total assets. We provide a wide range of banking, financial products and services in Brazil and abroad, for individuals and corporate entities (small, medium and large corporations). We have the widest network of branches and services in the private sector in Brazil, which allows us to cover a diverse customer base. Our services and products include banking operations, such as: loan operations and collection of deposits, issuance of credit cards, insurances, capitalization, consortium, leasing, billing and payment processing, pension plans, asset management and brokerage services as well as securities brokerage.

Macroeconomic and Sectorial Policies

The macroeconomic context, sectorial policies and the regulatory framework have significant impact on Bradesco’s operations. The performance of the economic activity, monetary policies decisions regarding the basic interest rate and mandatory deposits, inflation level and evolution of the foreign exchange rate, among other variables, impact on the speed of credit expansion, level of delinquency rates and the result of financial intermediation, to name a few. In 2015 and 2016, the GDP growth slowdown contributed to the downturn of credit, while the increase in the prime rate raised the raising costs in the activity of banking intermediation. In 2017, the Brazilian economy started to recover, registering a growth of 1.1%, favored by the record harvest of grain, reduction of interest, release of resources of dormant accounts of the FGTS, low inflation and contained, in addition to a favorable comprehensive framework. In 2018, uncertainties of various natures had an impact on the confidence of the agents, taking the economy to record an expansion of 1.1%, once again. Such uncertainties were related to the standstill in the sector of transport, to the agenda

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6. Issuer's history

of economic reforms, to the tax crisis in the states and to the process of global deceleration deriving from the trade tensions between the USA and China. From the point of view of policies, which could be regarded as sectorial or microeconomic, the government has proposals to improve the efficiency of the Financial System (Agenda BC+), which should not only positively contribute to the better functioning of the System, but also to a more sustainable growth of the credit market in the future. In addition, the positive credit history proposal should result in the reduction of informational asymmetries, with impacts on the costs of the operations. The banking sector is subject to wide regulation, thus suffering the influence of changes in the regulatory framework. Some examples that may be mentioned in recent years are: macro-prudential measures that change the capital requirements for the financing of vehicles; changes regarding IOF in the concession of credit and foreign funding; alteration of the rule of compensation for savings deposits; interest rates and maximum maturity of consigned credit; rules on the sharing of credit card transaction systems; changes on reserve requirements and compensation of mandatory deposits. Advances in the agenda of economic reforms, which affect public spending and the potential expansion of the economy, should improve the confidence of economic agents, in an environment of interest and inflation at historically reduced levels. The most important example might be to consider that some of the international rules, such as the Basel, have direct impacts on the sector. In this context, Bradesco has been meeting such requirements and shall remain prepared to comply with these possible changes in the regulatory environment.

6.5 - Bankruptcy information founded on relevant value or judicial or extrajudicial recovery

There was and there is no event of this nature related to the Company.

6.6 - Other relevant information

There is no other information deemed relevant at this time.

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7. Issuer's activities

7. Issuer's activities

7.1 - Description of the main business activities of the issuer and its subsidiaries

Currently, we are one of the largest banks in Brazil in terms of total assets. We offer a wide range of banking and financial products and services in Brazil and abroad, to individuals, large, mid-sized, small and micro companies and major local and international corporations and institutions. Our products and services comprise of banking operations such as loans and advances, deposit-taking, credit card issuance, purchasing consortiums, insurance, leasing, payment collection and processing, pension plans, asset management and brokerage services. For a better view of the main companies that are part of the Issuer’s Economic Group, and its respective activities, please see items 15.4.b and 9.1.c of this Reference Form.

7.1.a - Specific information on mixed-capital companies

Not applicable.

7.2 - Information on operating segments

a)     products and services marketed

We operate and manage our business through two segments: (i) the banking sector; and (ii) insurance, pension plans and capitalization bonds.

Banking products and services

With the objective of meeting the needs of each client, we offer a range of products and services, such as:

•     deposit-taking, including checking accounts, savings accounts and time deposits;

•     loans and advances (individuals and companies, real estate financing, microcredit, on-lending BNDES/Finame funds, rural credit – leasing, among others);

•     credit cards, debit cards and pre-paid cards;

•     cash management solutions;

•     solutions for the public authorities;

•     asset management and administration;

•     services related to capital markets and investment banking activities;

•     intermediation and trading services;

•     solutions for the capital markets;

•     international banking services;

•     import and export financings; and

•     purchasing consortiums.

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7. Issuer's activities

Insurance, pension plans and capitalization bonds products and services

We offer insurance, pension plans and capitalization bonds products through different segments, which we refer to collectively as "Grupo Bradesco Seguros". Grupo Bradesco Seguros is the leader in the Brazilian insurance market. The products offered in the company’s portfolio, by segments or client profile, in our service channels are:

•        life and personal accident insurance;

•        health insurance;

•        automobile insurance, property and casualty and liability insurance lines;

•        reinsurance;

•        pension plans; and

•        capitalization bonds.

b)     segment revenue and its participation in the issuer's net revenue

The following information about segments was prepared on the basis of reports that were provided to the Management to assess performance and to make decisions regarding the allocation of resources for investment and for other purposes. Our Management uses a variety of information, including financial information, which is prepared in accordance with BR GAAP, and non-financial information, measured on a different basis. Therefore, the information contained in the segments has been prepared in accordance with accounting practices adopted in Brazil and the consolidated information has been prepared in accordance with IFRS.

The main assumptions of the segment for income and expenses include: (i) the excess of cash held by insurance, private pensions and capitalization, which are included in this segment, resulting in an increase in net revenue interest; (ii) wages and benefits and administrative costs included within the insurance segment, pension plans and capitalization, which consist only of costs associated directly with these operations; and (iii) the costs incurred in the banking segment, related to the infrastructure of the branch network and other overhead, that are not allocated.

				R$ million
Composition of Net Revenues 2018	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Interest income and similar	98,433	24,011	(391)	122,053
Fee and Commission income	25,496	601	(2,265)	23,832
Insurance, pension plan and bond retained premiums	-	66,270	-	66,270
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	1,410	206	64	1,680
Other operating income	6,387	1,554	(154)	7,787
Contribution for Social Security Financing - COFINS	(3,133)	(697)	(25)	(3,855)
Service Tax - ISS	(1,074)	(13)	(6)	(1,094)
Social Integration Program (PIS) contribution	(518)	(115)	(5)	(638)
Total	127,000	91,817	(2,782)	216,035
Participation in net revenue	58.8%	42.5%	-1.3%	100.0%

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7. Issuer's activities

Composition of Net Revenues 2017	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Interest income and similar	108,302	20,032	(2,102)	126,232
Fee and Commission income	24,144	820	(2,215)	22,749
Insurance, pension plan and bond retained premiums	-	70,047	-	70,047
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	1,497	217	4	1,718
Other operating income	8,908	2,146	112	11,166
Contribution for Social Security Financing - COFINS	(3,285)	(679)	(26)	(3,990)
Service Tax - ISS	(756)	(13)	(6)	(775)
Social Integration Program (PIS) contribution	(599)	(112)	(5)	(716)
Total	138,211	92,458	(4,238)	226,431
Participation in net revenue	61.0%	40.8%	-1.9%	100.0%

Composition of Net Revenues 2016	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Interest income and similar	118,585	26,770	2,345	147,700
Fee and Commission income	20,697	651	(1,007)	20,341
Insurance, pension plan and bond retained premiums	-	65,027	-	65,027
Equity in the earnings (losses) of unconsolidated companies and Joint Venture	1,538	169	(7)	1,700
Other operating income	5,356	2,903	193	8,452
Contribution for Social Security Financing - COFINS	(3,763)	(676)	(19)	(4,458)
Service Tax - ISS	(637)	(14)	(5)	(656)
Social Integration Program (PIS) contribution	(621)	(111)	(4)	(736)
Total	141,155	94,719	1,496	237,370
Participation in net revenue	59.5%	39.9%	0.6%	100.0%

(1)    The banking segment is comprised of financial institutions, holding companies – which are mainly responsible for managing financial resources – and credit card and asset management companies;

(2)    The asset, liability, income and expense balances among companies from the same segment are eliminated; and

(3)    Refer to the amounts that were eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

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7. Issuer's activities

c)     profit or loss resulting from the segment and participation in the issuer's net income

				R$ million
Income Statement 2017	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Net interest income	53,583	12,291	934	66,808
Net fee and commission income	25,496	601	(2,265)	23,832
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss
Net gains/(losses) on financial instruments classified as held for trading	(6,218)	(5,459)	11,677	-
Net gains/(losses) on financial assets at fair value through other comprehensive income
Net gains/(losses) on financial instruments classified as available for sale
Net gains/(losses) on foreign currency transactions	1,097	-	-	1,097
Net income from insurance and pension plans	-	7,657	-	7,657
Expected loss on loans and advances	-	-	(15,092)	(15,092)
Impairment of loans and advances	(11,078)	-	11,078	-
Expected loss on other financial assets	-	-	(1,173)	(1,173)
Personnel expenses	(17,370)	(1,644)	142	(18,872)
Other administrative expenses	(16,290)	(1,610)	1,026	(16,874)
Depreciation and amortization	(5,575)	(412)	1,179	(4,808)
Other operating income/(expenses)	(11,439)	(1,597)	(1,174)	(14,210)
Income before income taxes and equity in the earnings of associates, and Joint Venture	12,831	10,565	(5,634)	17,762
Result from investment in affiliated companies and Joint Venture	1,410	206	64	1,680
Profit before taxes and non-controlling shareholders' participation	14,241	10,771	(5,570)	19,442
Income tax and social contribution	(206)	(4,383)	1,896	(2,693)
Net income for the year	14,034	6,388	(3,674)	16,748
Attributable to controlling shareholders	14,034	6,223	(3,674)	16,583
Attributable to non-controlling shareholders	-	165	-	165
Participation in net profits	83.8%	38.1%	-21.9%	100.0%

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7. Issuer's activities

Income Statement 2016	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Net Income on interests	46,997	1,858	1,788	50,643
Net fee and Commission income	24,144	787	(2,182)	22,749
Gains/(losses) net assets for trading	6,011	3,642	(30)	9,623
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(686)	713	542	570
Losses on investments held-to-maturity	(55)	-	-	(55)
Gains/(losses), net foreign currency	1,423	-	-	1,423
Result of insurances and pension plans	-	6,240	-	6,240
Loss by decrease in recoverable value of loans and advances	(17,896)	-	1,035	(16,861)
Personnel expenditure	(19,262)	(1,589)	127	(20,723)
Other administrative expenses	(17,175)	(1,391)	1,684	(16,882)
Depreciation and amortization	(5,555)	(394)	1,380	(4,569)
Other Operating Income/(Expenses)	(9,282)	(889)	38	(10,133)
Income before income taxes and equity in the earnings of associates, and Joint Venture	8,665	8,977	4,384	22,025
Result from investment in affiliated companies and Joint Venture	1,497	217	4	1,718
Profit before taxes and non-controlling shareholders' participation	10,162	9,194	4,388	23,744
Income tax and social contribution	(887)	(4,156)	(1,386)	(6,429)
Net income for the year	9,275	5,038	3,002	17,315
Attributable to controlling shareholders	9,273	4,812	3,004	17,089
Attributable to non-controlling shareholders	2	225	(2)	225
Participation in net profits	53.6%	29.1%	17.3%	100.0%

Income Statement 2015	Banking sector (1) (2)	Insurance, Pension Plans and Capitalization Bonds (2)	Other transactions, adjustments and eliminations (3)	Total
Net Income on interests	49,156	5,374	2,133	56,663
Net fee and Commission income	20,697	651	(1,007)	20,341
Gains/(losses) net assets for trading	14,919	1,251	233	16,403
Unrealized Gains/Losses from Available-For-Sale Financial Assets	(1,418)	805	(729)	(1,341)
Gains/(losses), net foreign currency	151	-	-	151
Result of insurances and pension plans	-	4,156	-	4,156
Loss by decrease in recoverable value of loans and advances	(18,829)	-	3,479	(15,350)
Personnel expenditure	(15,734)	(1,388)	118	(17,004)
Other administrative expenses	(14,980)	(1,331)	161	(16,150)
Depreciation and amortization	(3,787)	(366)	494	(3,658)
Other Operating Income/(Expenses)	(14,421)	244	173	(14,004)
Income before income taxes and equity in the earnings of associates, and Joint Venture	15,754	9,396	5,055	30,206
Result from investment in affiliated companies and Joint Venture	1,538	169	(7)	1,700
Profit before taxes and non-controlling shareholders' participation	17,292	9,565	5,048	31,905
Income tax and social contribution	(7,995)	(3,916)	(2,001)	(13,913)
Net income for the year	9,297	5,649	3,047	17,993
Attributable to controlling shareholders	9,294	5,551	3,050	17,894
Attributable to non-controlling shareholders	3	98	(3)	98
Participation in net profits	51.7%	31.4%	16.9%	100.0%

(1)    The baking segment is comprised of financial institutions, holding companies – which are mainly responsible for managing financial resources – and credit card and asset management companies;
(2)    The asset, liability, income and expense balances among companies from the same segment are eliminated; and
(3)    Refer to the amounts that were eliminated among companies from different segments, as well as among operations carried out in Brazil and overseas.

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7. Issuer's activities

7.3 - Information on products and services relating to the operational segments

a)     Characteristics of the product process

We present below some characteristics of the main products and services of Bradesco.

Banking segment

Deposits Accounts

We offer a variety of deposit accounts, including:

•     Checking accounts, such as:

- Easy Account (Conta Fácil) – Target market: Individuals and companies that have a checking account and a savings account under the same bank account number, using the same card for both accounts;

- Click Account (Click Conta) – Target market: checking accounts for young people from 11 to 17 years of age, with exclusive website and debit card, automatic pocket money service and free online courses, among other benefits; and

- Academic Account (Conta Universitária) – Target market: low fee checking account for college students, with subsidized credit conditions, exclusive website and free online courses, among other benefits.

•     traditional savings accounts, which currently earn the Brazilian reference rate, or taxa referencial, known as the "TR," plus 6.2% annual interest in the case the SELIC rate is higher than 8.5% p.a. or TR plus 70.0% of the SELIC rate if the SELIC rate is lower than 8.5% p.a.; and

•     time deposits, which are represented by Bank Deposit Certificates (certificados de depósito bancário – or "CDBs"), and earn interest at a fixed or floating rate.

As of December 31, 2018, we had 28.3 million checking account holders, 26.7 million of which were individual account holders and 1.6 million of which were corporate account holders. As of the same date, we had 63.5 million savings accounts.

Loans and advances to customers

The following table shows loans and advances to customers broken down by type of product on the indicated dates:

Loans and advances to individuals outstanding by type of operation	2018	2017	2016
Other loans and advances to individuals	72,907	64,152	60,465
Real Estate Financing	60,594	59,963	60,458
Vehicle Financing	31,075	24,741	23,700
BNDES/Finame On-lending	25,170	30,656	35,817
Other corporate loans and advances	112,145	97,249	107,951
Rural loans	13,354	13,642	14,423
Leasing	2,090	2,250	2,739
Credit Card	39,553	37,569	37,408
Import and export financings	54,605	43,591	49,124
Total	411,493	373,813	392,084

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7. Issuer's activities

Other loans and advances to individuals

Our significant volume of individual loans enables us to avoid concentration on any individual loans on the performance of our portfolio and helps build customer loyalty. They consist primarily of:

•     personal loans with pre-approved overdraft facilities to be obtained through our branches, ATM network, call center, mobile and internet banking, with average repayment terms in five months with an average interest rate of 8.6% per month as of December 31, 2018. It also includes payroll-deductible loans to INSS (pension plan beneficiaries and retirees and public servants and private sector employees; and

•     special overdraft limit (revolving credit limit) linked to a current account with automatic renewal, which allows our customers to perform various financial transactions, such as transfers and withdrawals even when there is no balance available, at interest rates varying from 2.9% to 13.3% per month as of December 31, 2018.

As of December 31, 2018, we had outstanding personal loans and overdraft loans totaling R$72.9 billion, or 17.7% of our portfolio of loans and advances to customers.

Banco Bradesco Financiamentos ("Bradesco Financiamentos") offers payroll-deductible loans to INSS retirees and pensioners and public-sector employees (federal, state and municipal), in Brazil, through companies specialized in payroll-deductible loans.

Housing loans

As of December 31, 2018, we had 192.6 thousand active financing contracts under mortgage or fiduciary disposal of real estate. The aggregate outstanding amount of our housing loans amounted to R$60.6 billion, representing 14.7% of our portfolio of loans and advances to customers.

Housing loans are carried out for the purpose of: (i) acquisition of residential and commercial real estate, and urban plots; and (ii) construction of residential and commercial developments.

Financing for the acquisition of residential real estate has a maximum term of up to 30 years and annual interest rates of 8.9% to 12.0% p.a., plus TR, while commercial real estate has a maximum term of up to ten years and annual interest rates of 13.0% to 15.0% p.a. plus TR.

Financing for construction, also known as the Businessman Plan, has a construction term of up to 36 months and interest rate of 12.0% to 16.0% p.a., plus TR, and a six-month grace period for the realization of transfers to borrowers.

Central Bank regulations require us to provide at least 65.0% of the balance of savings accounts in the form of housing loans; 20.0% in compulsory deposit requirement and the remaining resources, in financial and other transactions according to the law and regulations in force.

Vehicle financings

We are acting, including through partnerships, in the consumer financing of the purchase of new and used vehicles for individuals and corporations in the chain, which comprises assembler, dealers and consumers. In addition to offering theses services through our extensive branches network, Bradesco Financiamentos also offers lines of loans and leasing for the acquisition of vehicles.

As of December 31, 2018, we had vehicle financing totaling R$31.1 billion, or 7.6% of our portfolio of loans and advances to customers.

BNDES onlending/FINAME

The Brazilian Bank of Economic and Social Development – BNDES (Banco Nacional de Desenvolvimento Econômico e Social) is the main instrument of the Federal Government to support entrepreneurs of all sizes, including individuals, in carrying out their plans for modernization, expansion and implementation of new business, always with the potential of generating jobs, income and social inclusion in Brazil, its portfolio has certain products and programs to provide government-funded long-term loans with below-market or subsidized interest rates, focusing on economic development. We are one of the structuring agents of BNDES funds, to borrowers in several sectors of the economy. We determine the margin of return on the loans based on the borrowers' credit. Although we bear the risk for these BNDES and Finame onlending transactions, these transactions are always secured.

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7. Issuer's activities

According to BNDES, in 2018, we disbursed R$6.3 billion, 87.0% of which was loaned to micro, small and medium-sized companies. Our BNDES onlending portfolio totaled R$25.1 billion as of December 31, 2018, and accounted for 6.1% of our portfolio of loans and advances to customers at that date.

Other corporate loans and advances

We provide traditional loans for the ongoing needs of our corporate customers. As of December 31, 2018, we had R$112.1 billion of other outstanding loans to corporate clients, accounting for 27.3% of our portfolio of loans and advances to customers. We offer a range of loans to our corporate customers based in Brazil, including:

•     short-term loans of 29 days or less;

•     working capital loans to cover our customers' cash needs;

•     guaranteed checking accounts and corporate overdraft loans;

•     discounting trade receivables, promissory notes, checks, credit card and supplier receivables, etc.;

•     financing for purchase and sale of goods and services; and

•     investment lines for acquisition of assets and machinery.

These lending products generally bear interest at a rate of 1.1% to 13.9% per month.

In addition to these loans, we also offer guarantees, which are a contractual commitment, in which we guarantee the fulfilment of the obligations of our customers (debtors) before third parties (beneficiaries).

Rural loans

We extend loans to the agricultural sector financed by compulsory deposits, or the Amount Subject to Compulsory Deposit Requirement (“VSR”). As of December 31, 2018, excluding BNDES onlending operations, we had R$13.3 billion in outstanding rural loans, representing 3.2% of our portfolio of loans and advances to customers. In accordance with Central Bank regulations, loans arising from compulsory deposits are paid a fixed rate. The annual fixed rate was 7.0%, on average, as of December 31, 2018. Repayment of these loans generally coincides with agricultural harvest and principal is due when a crop is sold. For BNDES onlending for rural investment the term is no more than ten years with repayments on a semi-annual or annual basis. As security for such loans, we generally obtain a mortgage on the land where the agricultural activities being financed are conducted.

Central Bank regulations require us to use at least 30.0% of the annual average of the VSR of the previous harvest to provide loans to the agricultural sector.

Leasing

According to ABEL, as of December 31, 2018, our leasing companies were among the sector leaders, with a 19.9% market share. According to this source, the aggregate discounted present value of the leasing portfolios in Brazil as of December 31, 2018 was R$10.4 billion.

As of December 31, 2018, we had 8,451 outstanding leasing agreements totaling R$2.1 billion, representing 0.5% of our portfolio of loans and advances to customers.

The Brazilian leasing market is dominated by financial institutions, including companies affiliated with Brazilian and foreign manufacturers. Brazilian lease contracts generally relate to motor vehicles, computers, industrial machinery and other equipment.

Most of our leasing transactions are financial (as opposed to operational). Our leasing transactions primarily involve the leasing of trucks, cranes, aircraft, ships and heavy machinery. As of December 31, 2018, 45.9% of our outstanding leasing transactions were for vehicles.

We conduct our leasing transactions through our primary leasing subsidiary, Bradesco Leasing and also through Bradesco Financiamentos.

74– Reference Form – 2019

7. Issuer's activities

We obtain funding for our leasing transactions primarily by issuing debentures and other securities in the domestic market.

As of December 31, 2018, Bradesco Leasing had R$8.9 billion of debentures outstanding in the domestic market. These debentures will mature in 2028 and bear monthly interests at the interbank interest rate (“CDI rate”).

Terms of leasing agreements

Financial leases represent a source of medium and long-term financing for Brazilian customers. Under Brazilian law, the minimum term of financial leasing contracts is 24 months for transactions relating to products whose average useful life of five years or less, and 36 months for transactions for those with an average useful life of five years or more. There is no legal maximum term for leasing contracts. As of December 31, 2018, the remaining average maturity of contracts in our lease portfolio was approximately 56 months.

Targeted Production Microcredit

We offer a product named “targeted production microcredit” to formal and informal entrepreneurs, in accordance with Central Bank regulations requiring banks to use 2.0% of their cash deposits to provide microcredit loans. As of December 31, 2018, we had 42,818 microcredit loans outstanding, totaling a portfolio of R$114.0 million.

In accordance with Central Bank regulations, consumer microcredit transactions are charged up to a maximum effective interest rate of 2.0% per month. However, microcredit loans for certain types of business or specific products (“microcrédito produtivo orientado”) have a maximum effective interest rate of up to 4.0% per month. The CMN requires that the maximum amount loaned to a borrower be limited to (i) R$2,000 for low income individuals in general (consumer microcredit); (ii) R$5,000 for individuals or legal entities engaged in a productive activity of professional, commercial or industrial nature, provided that the sum of the value of the transaction and the balance of other credit transactions does not exceed R$40,000; and (iii) R$15,000 for our microcrédito produtivo orientado transactions. In addition, microcredit loans may not be for less than 120 days, and the origination fee must be up to 2.0% of the loan value for individuals and up to 3.0% for micro entrepreneurs. The Federal Government updated some rules of the National Program of Targeted Productive Microcredit (PNMPO) through Provisional Measure No. 802/17, subsequently converted into Law No. 13,636/18 providing special conditions for concession of credit to individuals and legal entities that are entrepreneurs of urban and rural productive activities and have income and annual gross revenues under R$200,000.00.

In March 2019, CMN issued the Resolution No. 4,713/19, which will come into force on June 30, 2019, with the new guidelines about the microcredit operations, which includes targeted production microcredit and the direction of resources for those operations.

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7. Issuer's activities

Credit cards

We offer a range of credit cards to our clients including Elo, American Express, Visa, MasterCard brands and private label cards, which stand out due to the extent of benefits and convenience offered to associates.

We earn revenues from our credit card operations through:

•     fees on purchases carried out in commercial establishments;

•     issuance fees and annual fees;

•     interest on credit card balances;

•     interest and fees on cash withdrawals through ATMs; and

•     interest on cash advances to cover future payments owed to establishments that accept credit cards.

We offer our customers a complete line of credit cards and related services, including:

•     cards issued for use restricted to Brazil;

•     credit cards accepted nationwide and internationally;

•     credit cards directed toward high net worth customers, such as Gold, Platinum, Infinite/Black and Nanquim from Elo, Visa, American Express and MasterCard brands;

•     multiple cards that combine credit and debit features in a single card, which may be used for traditional banking transactions and shopping;

•     co-branded credit cards, which we offer through partnerships with companies;

•     "affinity" credit cards, which we offer through associations, such as sporting clubs and non-governmental organizations; and

•     private label credit cards, which we only offer to customers of retailers, designed to increase business and build customer loyalty for the corresponding retailer, which may or may not have a restriction on making purchases elsewhere, among others.

We hold 50.01% of the shares of Elopar, an investment holding company which investments include Alelo (benefit cards, pre-paid and money card), Livelo (coalition loyalty program), Stelo (digital portfolio for online purchases), as well as participations in Elo Serviços (brand) and Banco CBSS (credit card issuance and other financial products). We hold 30.06% of the shares of Cielo S.A.

We also have a card business unit abroad, Bradescard Mexico, one of the highlights of which is a partnership with C&A.

We initiated a partnership with Apple in 2018 for the use of Bradesco cards in the Apple Pay App for payments in commercial establishments.

We also launched another product in 2018, called the Pre-paid Bradesco DIN card. It can be used to pay for purchases in Brazil and abroad, to make transfers to another Bradesco DIN, to receive money from Bradesco account holders and to make withdrawals in the Bradesco self-service network, Banco24Horas and Bradesco Expresso.

As of December 31, 2018, we had several partners with whom we offered co-branded, affinity and private label/hybrid credit cards. These relationships have allowed us to integrate our relationships with our customers and offer our credit card customers banking products, such as financing and insurance.

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7. Issuer's activities

The following table shows our volume of transactions and total number of transactions of credit cards for the years indicated:

In millions	2018	2017	2016
Volume traded - R$	189,155.0	176,893.5	159,172.5
Number of transactions	2,104.8	1,991.0	1,784.0

With the mission of providing security solutions aligned to our business and creating, implementing, and maintaining preventive rules, processes and technologies, we have a department to prevent credit card fraud. This department acts strategically in the security of the use and service channels, systems and processes of the product, assessing, treating, and suggesting improvements. The department also issues technical opinions in connection with strategic security issues and implementation of products, services or processes.

Among the main "Corporate Security Global Vision" responsibilities, we highlight the following:

•     the strategy area to prevent credit card fraud has the mission of identifying and mitigating risks of financial losses and negative impacts to the image of the Bank. It develops prevention strategies to documental and transactional fraud, monitoring and alerting in real time the onboarding of the product as well as all transactions made through the customer service and use channels. The actions are based on behavioral analyses of fraud, supported by statistical methodologies and predictive models of fraud, in order to ensure controls aligned to the business.  The area also works on the diagnosis of losses to identify systemic and operational weaknesses, recommending preventive actions and the alignment with the current strategy when necessary;

•      the projects and processes area establishes controls for the identified risks and is responsible for evaluating the risk of fraud and issuing recommendations on new projects, processes and products. The area proposes to the managers of the business and technical areas solutions that aim to balance the use and the security of the products and access to service channels, as well as corporate and strategic actions, which envisage the best practices of the market focused on preventive actions; and

•     the portfolio analysis area is responsible for managing and providing information from the fraud prevention area to the other areas of the organization.

Cash Management Solutions

Management of accounts payable and receivable - In order to meet the cash management needs of our customers in both public and private sectors, we offer many solutions for managing accounts payable and receivable, supported by our network of branches, bank correspondents and electronic channels, all of which aim to improve speed and security for customer data and transactions. The solutions provided include: (i) receipt and payment services and (ii) resource management, enabling our customers to pay suppliers, salaries, and taxes and other levies to governmental or public entities. These solutions, which can also be customized, facilitate our customers' day-to-day tasks and help to generate more business. We also earn revenues from fees and investments related to collection and payment processing services, and by funds in transit received up to its availability to the related recipients.

Solutions for receipts and payments - In 2018, we settled 1.0 billion invoices through the services of Cobrança Bradesco and 579 million of receipts by the tax collection systems and utility bills (such as water, electricity, telephone and gas), checks custody service, identified deposits and credit orders. The legal entity systems processed 1.1 billion documents related to payments to suppliers, salaries and taxes.

Global Cash Management - Global Cash Management aims at structuring solutions to foreign companies operating in the Brazilian market and Brazilian companies making business in the international market. By way of customized solutions, partnerships with international banks and access to the Society for Worldwide Interbank Financial Telecommunication (SWIFT) network, we offer products and services for carrying out the cash management of these companies.

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7. Issuer's activities

Niche Markets - We operate in various niche markets, such as education, health, condominiums, country clubs, Individual Micro Entrepreneur (MEI), expeditors and driving schools, transportation, franchising, and religion, among others, where our clients have the support of a specialized team with the mission of structuring custom solutions that add value to their business.

As an example, the Franchising & Business niche has a team of franchising specialists that, through their relationship with franchising companies, identify opportunities for financing and providing services to all franchisees and their employees. The partnership with the franchise networks occurs through structured commercial activities in synergy with the managing departments, commercial segments, and affiliated companies. The focus on the peculiarities of this sector creates a competitive and sustainable position by structuring appropriate solutions and, in particular, through the strategy of providing differentiated and specialized service. We have approximately 450 agreements in place with franchising companies, generating numerous opportunities to open new current accounts and leveraging business with the respective franchisees.

Another important feature in this area is the support we provide towards the development of Local Production Arrangements (“APLs”), by providing service to businesses and assistance to these clients. Participating in an APL strengthens the companies, because together they can form an articulated and important group for local development, allowing for greater competitive and sustainable advantages for micro and small businesses. Currently, we service 423 APLs throughout the country.

Public authority solutions

We have a specific area dedicated to serving public administration, which offers specialized services aimed at identifying business opportunities and structuring customized solutions to entities and bodies of the Executive, Legislative and Judiciary branches at federal, state and municipal levels, in addition to independent governmental agencies, public foundations, state-owned and mixed companies, the armed forces (army, navy and air force) and the auxiliary forces (federal and state police forces).

Our exclusive website developed for our customers offers corporate solutions for federal, state and municipal governments for payments, receipts, human resources and treasury services. The website also features exclusive facilities for public employees and the military, showing all of our products and services for our customers.

Our relationships with such public authorities are developed and maintained by specialized business managers located in distribution platforms throughout the country, which can be identified on our website.

We have six specialized platforms to assist governments, capitals, courts, class councils, chambers, prosecutors, public defenders and 100 largest municipalities according to the Brazilian GDP.

In 2018, we took part and were successful in bidding processes sponsored by the Brazilian government. Furthermore, according to INSS, we continue to be leaders in payments of INSS benefits, with more than 11.0 million retirees and pensioners.

Management and administration of third-party funds

BRAM manages third-party funds through:

•     mutual funds;

•     managed portfolios;

•     exclusive funds; and

•     receivable funds (FIDCs – Fundos de Investimento em Direitos Creditórios) and FIIs (Real Estate Investment Funds).

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7. Issuer's activities

Management of funds and portfolios - On December 31, 2018, BRAM managed 1,230 funds and 300 portfolios, providing services to 3.4 million investors. Among its biggest customers are all the main segments of Bradesco, like Prime, Corporate One, Corporate, Large Corporate, Private and Varejo (Retail) and Grupo Bradesco Seguros, in addition to institutional investors in Brazil and abroad. These funds comprise a wide group of fixed-income, non-fixed income, investments abroad and multimarket funds, among others.

The following tables show the equity of funds and portfolios which are under our management, the number of investors and the number of investment funds and managed portfolios for each period:

Distribution of the Shareholders' Equity	2018	2017	2016
Financial investment funds - Total	606,845	613,733	569,487
Fixed Income	548,782	550,505	519,945
Equities	9,498	9,122	7,109
Third-party Fund quotas	48,565	54,106	42,433
Managed Portfolios - Total	60,713	52,919	40,181
Fixed Income	53,121	45,039	33,083
Equities	7,592	7,880	7,098
Grand Total	667,558	666,652	609,668

	2018		2017		2016
	Quantity	Shareholders	Quantity	Shareholders	Quantity	Shareholders
Financial investment funds	1,230	3,468,304	1,187	3,295,332	1,235	3,005,799
Managed Portfolios	300	1,138	216	216	210	210
Total	1,530	3,469,442	1,403	3,295,548	1,445	3,006,009

Management of third-party funds - On December 31, 2018, BEM and Bradesco managed 3,043 funds, 300 portfolios and 90 investment clubs, providing services to 3.5 million investors.

The following tables show the equity of funds and portfolios which are under management, the number of investors and of investment funds, portfolios under management and investment clubs for each period.

			R$ million
Distribution of the Shareholders' Equity	2018	2017	2016
Financial investment funds - Total	856,410	807,971	732,292
Fixed Income	745,189	719,818	669,657
Equities	51,958	41,006	31,390
Third-party Fund quotas	59,263	47,147	31,245
Managed Portfolios - Total	84,129	62,731	47,731
Fixed Income	53,121	45,039	33,083
Equities	7,592	7,880	7,098
Third-party Fund quotas	23,416	9,812	7,550
Total	940,539	870,702	780,023

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7. Issuer's activities
	2018		2017		2016
	Quantity	Shareholders	Quantity	Shareholders	Quantity	Shareholders
Financial investment funds	3,043	3,510,515	2,845	3,266,973	2,656	3,034,787
Managed Portfolios	300	-	216	-	210	-
Investment Clubs
Grand Total	3,433	3,511,356	3,150	3,267,825	2,962	3,035,765

Services related to capital markets and investment banking activities

As our investment bank, “Bradesco BBI” is responsible for (i) originating and executing project financing operations; (ii) originating and executing mergers and acquisitions; (iii) originating, structuring, syndicating and distributing fixed income transactions of securities in Brazil and abroad; and (iv) originating, structuring, syndicating and distributing issuances of securities of equity in Brazil and abroad.

In 2018, Bradesco BBI received the following top awards: “Best Investment Bank in Brazil” by Global Finance, “Most Innovative Investment Bank from Latin America” by The Banker and “LatAm M&A Firm of the Year and Brazil M&A Firm of the Year” by Global M&A Network.

In 2018, Bradesco BBI advised customers in a total of 190 transactions across a range of investment banking products, totaling approximately R$162.9 billion.

Project finance - Bradesco BBI is the advisor and structuring agent in the areas of “Project” and “Corporate Finance,” seeking to optimize financing solutions for projects across various industries through both credit and capital markets operations. In 2018, Bradesco BBI successfully participated in the launching of 19 projects, totaling R$8.4 billion in investments.

Mergers and acquisitions - Bradesco BBI provides advisory services in merger and acquisition and corporate sale transactions, including the sale of companies and assets, private placements, creation of joint ventures, financial and corporate restructuring, and privatizations. In 2018, Bradesco BBI advised on 25 disclosed transactions that amounted to R$60.8 billion. Bradesco BBI ended the year as number one in the ranking of volume in mergers and acquisitions in Brazil according to Merger Market.

Structured operations - Bradesco BBI structures customized financial solutions for its customers in terms of their needs such as: investments, acquisitions, corporate reorganization, share repurchase, improved financial ratios, capital structure streamlining, and assets and risk segregation, by offering a number of funding tools to companies. Additionally, Bradesco BBI has a strong presence in the acquisition finance segment.

Fixed income - Bradesco BBI coordinates public offerings of securities of fixed income in local and international capital markets and international debt. In 2018, Bradesco BBI coordinated 127 local capital markets debt offerings that amounted to more than R$46.1 billion. In the same period, Bradesco BBI coordinated 13 international capital markets debt offerings that amounted to more than US$8.7 billion. Bradesco BBI ended the year in first position in the rankings of volume and number of international capital market transactions, and in second position in the rankings of origination and distribution of fixed income locally, according to data published by ANBIMA.

Equity - Bradesco BBI coordinates public offerings of shares in the national and international markets. In 2018, Bradesco BBI coordinated 4 local capital markets equity offerings that amounted to more than R$7.3 billion. In the same period, Bradesco BBI coordinated 2 international capital markets equity offerings that amounted to more than R$8.5 billion.

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7. Issuer's activities

Intermediation and trading services

Bradesco Corretora

Bradesco S.A. CTVM, or "Bradesco Corretora," operates in the financial market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, and forward contracts, in the primary and secondary market. It also offers a wide range of products such as Investment Clubs, government securities through Tesouro Direto (Treasury Direct), and is admitted to negotiations in B3 and in the organized over-the-counter market, which are tailored to the needs of high net-worth individuals, major corporations and institutional investors.

In 2018, Bradesco Corretora traded R$353.6 billion in the B3 equities market and ranked fifth in Brazil in terms of total trading volume.

In addition, in the same period, Bradesco Corretora traded 56.3 million futures, forwards, swaps and options totaling R$6.2 trillion on the B3. In 2018, Bradesco Corretora ranked tenth in the Brazilian market, in relation to the number of futures contracts, terms, swaps and options executed.

Bradesco Corretora was awarded by B3, within the Operational Qualifying Program (PQO), five excellence seals (Agro Broker, Carrying Broker, Execution Broker, Retail Broker and Nonresident Investor Broker), indicating the high quality of its future market transactions. Bradesco Corretora is also certified by CETIP (Clearing House for the Custody and Financial Settlement of Securities, currently “B3”).

Bradesco Corretora offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2018, "Home Broker" trading totaled R$14.4 billion.

Bradesco Corretora has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team composed of 50 sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples. Bradesco Corretora also has a team of its own economists dedicated to the customers' specific demands, focused on the stock market. Over 500 reports, in English and Portuguese, are forwarded on a monthly basis to the most important investors domiciled in Brazil, the United States, Europe and Asia.

Ágora Investimentos

Ágora CTVM S.A., or "Ágora Investimentos," as well as Bradesco Corretora, operates in the financial market, and has as its objective the mediation of the purchase and sale of shares, commodities futures contracts, financial assets, indexes, options, share rental, and forward contracts, in the primary and secondary market traded on the B3 and in the organized over-the-counter market, including both our checking account holders and non-account holders. It also offers a wide range of products such as Fixed Income, Investment Funds, Investment Clubs, government securities through Tesouro Direto (Treasury Direct), all of which render advisory services that are segmented and aligned to the customer's profile.

In 2018, Ágora Investimentos traded R$43.2 billion in the B3 equities market and ranked fifth in Brazil in terms of total trading volume. Ágora Investimentos offers its clients the possibility to trade securities on the Internet through its "Home Broker" service. In 2018, "Home Broker" trading totaled R$38.7 billion.

Ágora Investimentos was awarded by B3, within the Operational Qualifying Program (PQO), three excellence seals (Carrying Broker, Execution Broker and Retail Broker), indicating the high quality of the operational services rendered the market and customers investors. Ágora Investimentos also has the seal Certifies propitiating safety and transparency in the investments registered in B3.

Ágora Investimentos has a full range of services in investment analysis with coverage of the main sectors and companies of the Brazilian market. With a team composed of sector specialists who fairly disclose their opinions to the customers by way of follow-up reports and instruction guides, with a wide range of projections and comparison multiples.

Capital markets solutions

In 2018, we were one of the main providers of capital markets services and we maintained our leadership position in the domestic and global market according to the ANBIMA’s ranking of custody of assets.

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7. Issuer's activities

Among the main services we offer in this segment, we highlight: qualified custody of securities for investors and issuers, administrators of investment funds, clubs and managed portfolios; bookkeeping of securities (shares, BDRs - Brazilian Depositary Receipts, quotas of investment funds, CRIs and debentures); custody of shares backed by DR - Depositary Receipts, loan of shares, liquidating bank, depositary (Escrow Account - Trustee), clearing agent, tax and legal representation for non-resident investors, and fiduciary administration for investment funds.

We have Quality Management System ISO 9001:2015 certifications and GoodPriv@cy certifications. We also hold an ISAE 3402 (International Standard on Assurance Engagements) certification, which comprises assurance reports on controls at a service organization under international standards. These certifications expand our structures of controls, increasing the level of effectiveness and quality of processes.

As of December 31, 2018, the set of the services provided by us, which we call “Bradesco Custódia” was composed of:

•     custody and controllership services for investment funds and managed portfolios involving:

- R$1.6 trillion in assets under custody;

- R$2.3 trillion in assets under controllership; and

- R$127.6 billion in market value, related to 25 ADR (American Depositary Receipts) programs and 4 GDR (Global Depositary Receipts) programs.

•     fiduciary administration for funds:

- R$429.9 billion total shareholders’ equity of investment funds under fiduciary administration by BEM.

•     securities bookkeeping:

- 239 member companies of the Bradesco Book-entry Stock System, with 5.0 million shareholders;

- 391 companies with 613 issues in the Bradesco’s Book-Entry debentures system, with a market value of R$437.7 billion;

- 924 investment funds in the Bradesco Book-Entry Quotas System (value of R$95.1 billion); and

- 36 DR (Brazilian Depositary Receipts) programs managed, with a market value of R$704.8 million.

•     depositary (Escrow Account - Trustee):

- 19,253 contracts, with a financial volume of R$17.8 billion.

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7. Issuer's activities

International banking services

As a private commercial bank, we offer a wide range of international services, such as foreign trade finance and foreign currency loans, foreign exchange operations and international sureties, lines of credit and banking. As of December 31, 2018, our international banking services included:

Branches:

•     one in New York City;

•     one in the Cayman Islands; and

•     one in London.

Subsidiaries:

•     one in London: Bradesco Securities U.K., named "Bradesco Securities U.K.;"

•     one in the Cayman Islands: Cidade Capital Markets Ltd., or "Cidade Capital Markets;"

•     one in Argentina: Banco Bradesco Argentina S.A., or "Bradesco Argentina;"

•     one in Luxembourg: Banco Bradesco Europa S.A., or "Bradesco Europa;"

•     one in Mexico: Bradescard México, Sociedad de Responsabilidad Limitada, or "Bradescard México;"

•     two in Hong Kong: (i) Bradesco Trade Services Ltd. or "Bradesco Trade;" and (ii) Bradesco Securities Hong Kong or "Bradesco Hong Kong;" and

•     two in New York: (i) Bradesco Securities Inc. or “Bradesco Securities U.S.” and (ii) Bradesco North America LLC or “Bradesco North America.”

Representative office:

•     one in the city of Miami.

Our International and Exchange Board in Brazil coordinates our international transactions with support from 12 operational units specialized in foreign exchange and 18 points of service which are part of the Bradesco Companies Segment (Segmento Bradesco Corporate). This structure is located at major exporting and importing areas nationwide.

Foreign branches and subsidiaries

Our foreign branches and subsidiaries principally provide financing in foreign currency (particularly foreign trade finance operations) to Brazilian and non-Brazilian customers. Total assets of the foreign branches, considering the elimination of intra-group transactions, were R$50.9 billion, as of December 31, 2018, denominated in currencies other than the real.

Funding required for financing or Brazilian foreign trade is primarily obtained from the international financial community, through credit lines granted by correspondent banks abroad. We issued debt securities in international capital markets as an additional source of funding, which amounted to R$7.3 billion (US$1.9 billion) during 2018.

The following is a brief description of our subsidiaries abroad:

Bradesco Europa - Through its unit in Luxembourg and its branch in London, it is also dedicated to providing additional services to clients of the private banking segment.

Bradesco Argentina - It was set up with the purpose of granting financing, largely to companies based in Brazil with local establishments and, to a lesser extent, to companies based in Argentina doing business with Brazil.

Cidade Capital Markets – In February 2002, Bradesco acquired Cidade Capital Markets in Grand Cayman, through to the acquisition of its parent company in Brazil, Banco Cidade.

Bradesco Securities (U.S., U.K. and H.K.) - Bradesco Securities, our wholly owned subsidiary, is a broker dealer in the United States, England and Hong Kong:

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•     Bradesco Securities U.S. focuses on facilitating the purchase and sale of shares, primarily in the form of ADRs and common shares. It is also an authorized dealer in bonds, commercial paper and deposit certificates, among other securities, and may provide investment advisory services;

•     Bradesco Securities U.K. focuses on the intermediation of equities and fixed income operations for Brazilian companies with global institutional investors; short-term fund-raising activities for Banco Bradesco S.A. in Euro Certificate of Deposit (Euro CD) and Medium-Term Note (MTN) programs; and sale of research reports and services of corporate access by subscriptions to institutional investors in Europe; and

•     Bradesco Securities H.K. focuses on the trading of ADRs and public and private securities issued by Brazilian companies to global institutional investors.

Bradesco North America LLC – It serves as a holding company for our investments in non-bank businesses in the United States.

Bradesco Trade Services – A non-financial institution and a subsidiary of our branch in the Cayman Islands, which we incorporated in Hong Kong in January 2007, in partnership with the local Standard Chartered Bank.

Bradescard Mexico – The business unit of credit card issuance.

Banking operations in the United States

In January 2004, the United States Federal Reserve Bank authorized us to operate as a financial holding company in the United States. As a result, we may do business in the United States directly or through a subsidiary and, among other activities, may sell insurance products and certificates of deposit, provide underwriting services, act as advisors on private placements, provide portfolio management and merchant banking services and manage mutual fund portfolios.

Import and export financing

Our Brazilian foreign-trade related business consists of giving finance services to our clients in their export and import activities.

In import financing/refinancing, we directly transfer funds in foreign currency to foreign exporters, fixing the payment in local currency for Brazilian importers. In export finance, exporters obtain advances in reais on closing an export forex contract for future receipt of foreign currency on the contract due date. Export finance arrangements prior to shipment of goods/performance of services are known locally as Advances on Exchange Contracts or "ACCs," and the sums advanced are used to manufacture goods or provide services for export. If advances are paid after goods/performance of services have been delivered, they are referred to as Advances on Export Contracts, or "ACEs."

There are other forms of export financing, such as Export Prepayments, onlendings from BNDES-EXIM funds, Export Credit Notes and Bills (referred to locally as "NCEs" and "CCEs"), and Export Financing Program with rate equalization – “PROEX.”

Our foreign trade portfolio is funded primarily by credit lines from correspondent banks. We maintain relations with various American, European, Asian and Latin American financial institutions for this purpose, using our network of approximately 1,303 correspondent banks abroad, 44 of which extended credit/guarantee lines as of December 31, 2018.

As of December 31, 2018, our international unit had a balance of R$49.1 billion in export financing and R$7.2 billion and R$2.4 billion in import financing and international guarantees. The volume of our foreign exchange contracts for exports reached US$55.0 billion in 2018. In the same period, the volume of our foreign exchange contracts for imports reached US$42.8 billion. In 2018, based on Central Bank data, we reached a 24.1% market share of trade finance for Brazilian exports and 24.4% for imports.

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Foreign exchange products

In addition to import and export financing, our customers have access to a range of services and foreign exchange products such as:

•     foreign loans to customers (Decree-Law No. 4,131/62);

•     working capital abroad;

•     WEB exchange contracts;

•     collecting import and export receivables;

•     cross border money transfers;

•     advance payment for exports;

•     accounts abroad in foreign currency;

•     domestic currency account for foreign domiciled customers;

•     cash holding in other countries;

•     structured foreign currency transactions: through our overseas units;

•     service agreements – receiving funds from individuals abroad via money orders;

•     prepaid cards with foreign currency (individual and legal entities);

•     purchasing and selling of foreign currency paper Money;

•     cashing checks denominated in foreign currency; and

•     clearance certificate (international financial capacity certificate).

Consortia

In Brazil, persons or entities that wish to acquire certain goods may set up a group known as a "consortium.” Consortia in Brazil are made up of pooled funds for the purpose of financing an acquisition. Consortia that are formed for the purchase of real estate, vehicles, motorcycles and trucks have a fixed term and quota, both previously determined by its members and are run by an administrator.

Bradesco Administradora de Consórcios manages groups of consortia and, as of December 31, 2018, registered total sales of 1,503,817 outstanding quotas; net income of R$1.3 billion; and fees from consortiums of R$1.7 billion. The company also administers a total volume of transactions of over R$73.5 billion.

Insurance products and services, pension plans and capitalization bonds

We offer a range of products and services to our clients, including life, health, accident and vehicles and property insurance, both to individuals and companies, supplementary pension plans, individual and legal entities, as well as the capitalization securities, through our extensive distribution network.

Grupo Bradesco Seguros is leader in the Brazilian insurance market. The insurance products, pension plans and capitalization bonds offered in our service channels are:

•     life and personal accident insurance;

•     health insurance;

•     automobiles, property/casualty and liability insurance;

•     reinsurance;

•     pension plans; and

•     capitalization bonds.

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Life and personal accident insurance

We offer life and personal accident insurance, as well as insurance against miscellaneous events, such as job loss, through our subsidiary Bradesco Vida e Previdência. As of December 31, 2018, there were 32.6 million life insurance policyholders.

Health insurance

The health insurance policies cover medical/hospital expenses. We offer health insurance policies through Bradesco Saúde and its subsidiaries for small, medium or large companies wishing to provide benefits for their employees.

On December 31, 2018, Bradesco Saúde and its subsidiary Mediservice Administradora de Planos de Saúde S.A. (Mediservice) had more than 3.6 million beneficiaries covered by company plans and individual/family plans. Approximately 139 thousand companies in Brazil pay into plans provided by Bradesco Saúde and its subsidiaries, including 38 of the top 100 largest companies in the country.

Bradesco Saúde currently has one of the largest networks of providers of health services in Brazil. As of December 31, 2018, it included 10,703 laboratories, 16,438 specialized clinics, 14,798 physicians and 2,045 hospitals located throughout the country.

Automobiles, property/casualty and liability insurance

We provide automobile and property/casualty insurance through our subsidiary Bradesco Auto/RE.

The automobile insurance covers losses arising from damage caused to the insured vehicle in cases of collision, larceny, theft and fire, in addition to damages to passengers and third parties. In automobile insurance, intended for individuals, "Bradesco Seguro Auto Correntista" is featured for being a product that offers discounts, benefits and exclusive coverage to account holders of Banco Bradesco.

Retail property/casualty insurance is for individuals, particularly those with residential and/or equipment related risks and small- and medium-sized companies whose assets are covered by multi-risk business insurance. Of the various property/casualty lines for individuals, our residential policy (Bilhete Residencial) is a relatively affordable and highly profitable product. For legal entities, Bradesco Auto/RE offers Bradesco Seguro Empresarial (business insurance), which is adapted to meet our customers' and business needs, according to their industry sector.

As of December 31, 2018, Bradesco Auto/RE had 1.4 million insured automobiles and 1.3 million property/casualty policies and notes, making it one of Brazil’s main insurers.

Supplementary Pension plans

We have managed individual and corporate pension plans since 1981 through our wholly-owned subsidiary Bradesco Vida e Previdência, which is now one of the leading pension plan manager in Brazil, as measured by investment portfolio and technical provision criteria, based on information published by FENAPREVI and SUSEP.

Bradesco Vida e Previdência offers and manages a range of individual and group pension plans. Our largest individual plans in terms of contributions known as VGBL and PGBL are exempted from paying taxes on income generated by the fund portfolio.

As of December 31, 2018, Bradesco Vida e Previdência accounted for 25.2% of the pension plan and VGBL market in terms of contributions, according to SUSEP. On December 31, 2018, Bradesco Vida e Previdência accounted for 26.7% of all supplementary pension plan assets under management, 25.6% of VGBL, 24.6% of PGBL and 44.9% of traditional pension plans, according to FENAPREVI.

Brazilian law currently permits the existence of both "open" and "closed" private pension entities. "Open" private pension entities are those available to all individuals and legal entities wishing to join a benefit plan by making regular contributions. "Closed" supplementary pension plan entities are those available to discrete groups of people such as employees of a specific company or a group of companies in the same sector, professionals in the same field, or members of a union. Private pension entities grant benefits on the basis of periodic contributions from their members, or their employers, or both.

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We manage pension and VGBL plans covering 3.0 million participants, 63.4% of whom have individual plans, and the remainder of whom are covered by company plans. The company plans account for 26.2% of technical reserves.

Under VGBL and PGBL plans, participants are allowed to make contributions either in installments or in lump-sum payments. Participants in pension plans may deduct the amounts contributed to PGBL up to 12.0% of the participant's taxable income when making their annual tax declaration. Under current legislation, redemptions and benefits are subject to withholding tax. VGBL plan participants may not deduct their contributions when declaring income tax. At the time of redemption, or when benefits are paid out, tax will be levied on the income accrued, pursuant to current legislation.

VGBL and PGBL plans may be acquired by companies in Brazil for the benefit of their employees. In December 2018, Bradesco Vida e Previdência managed R$166.2 billion in VGBL and R$36.8 billion in PGBL plans. Bradesco Vida e Previdência also managed R$24.5 billion in pension plans.

Bradesco Vida e Previdência also offers pension plans for corporate customers that are in most cases negotiated and adapted to the specific needs for this type of customer.

Bradesco Vida e Previdência earns revenues primarily from:

•     pension and PGBL plan contributions, life insurance and personal accidents premiums and VGBL premiums;

•     revenues from management fees charged to participants in accordance with mathematical provisions; and

•     interest income.

Capitalization bonds

Bradesco Capitalização is the leader among private sector capitalization bond companies, according to SUSEP and offers its customers capitalization bonds with the option of a lump-sum or monthly contributions. Plans vary in value (from R$20 to R$50,000), form of payment, contribution period, and periodicity of draws for cash prizes of up to R$1.4 million (net premiums). Plans are adjusted based on the Reference Rate (TR) plus interest over the value of the mathematical provision, which may be redeemed by the shareholder at the end of the grace period. As of December 31, 2018, we had around 7.2 million "traditional" capitalization bonds and around 16.0 million incentive capitalization bonds. Given that the purpose of the incentive capitalization bonds is to add value to the products of a partner company or even to provide an incentive for its customer to avoid delinquency, the plans are for short-terms and grace periods with low unit sales value. At the end of 2018, Bradesco Capitalização had approximately 23.2 million capitalization bonds and 2.7 million customers.

The investment grade rating of Bradesco Capitalização on a domestic scale is "brAA-/Stable/--," assigned by S&P Global rating agency.

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b)     Characteristics of the distribution process

Distribution channels

The following table presents our main distribution channels in the period stated:

Structural Information - Units	2018	2017	2016
Service Points	76,173	73,474	72,604
- Branches	4,617	4,749	5,314
- PAs (1)	3,824	3,899	3,821
- PAEs (1)	907	928	1,013
- External Terminals in the Bradesco Network (2) (3)	43	63	186
- Assisted Points of Banco24Horas Network (2)	12,697	11,050	10,972
- Bradesco Expresso (Corresponding)	39,100	38,708	38,430
- Bradesco Promotora (4)	14,912	14,002	12,791
- Losango	60	63	63.00
- Branches/Overseas Subsidiaries	13	12	14
Self-service machines	58,099	56,849	56,110
- Bradesco Network	34,997	35,590	36,119
- Banco24Horas Network (2)	23,102	21,259	19,991

(1)PA (Service Branch): a result of the consolidation of PAB (Banking Service Point), PAA (Advanced Service Point) and Exchange Branches, according to CMN Resolution No. 4,072/12; and PAE (Electronic Service Points in Companies) – Posts located on a company’s premises;
(2) Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;
(3) This decrease is related to the sharing of external network ATMs by the Banco24Horas Network ATMs; and
(4) As from 2017, we started to consider service posts for payroll-deductible loans and dealers/resellers for vehicle financing. For better comparability, the previous periods were adjusted.

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Distribution channels of insurance products, pension plans and capitalization bonds

We sell our insurance products, pension plans and capitalization bonds through our website, through brokers based in our network of bank branches, and brokers throughout Brazil, all of whom are compensated on a commission basis. Our capitalization bonds are offered through our branches, the Internet, our call center, ATMs and external distribution channels.

The following table shows the distribution of sales of these products through our branches and outside our branches:

Percentage of total sales by product	2018	2017	2016
Insurance products:
Sales through branches	38.0%	38.5%	38.3%
Sales outside branches	62.0%	61.5%	61.7%
Supplementary pension products:
Sales through branches	87.1%	88.1%	89.2%
Sales outside branches	12.9%	11.9%	10.8%
Capitalization bonds:
Sales through branches	85.7%	86.1%	92.7%
Sales outside branches	14.3%	13.9%	7.3%

Partnerships with retail companies – Bradesco Expresso

“Bradesco Expresso” enables us to expand our share of the correspondent bank segment through partnerships with supermarkets, drugstores, grocery stores, department stores and other retail chains. These companies provide basic banking services like the receipt of utility bills, payment vouchers, withdrawals from current and savings accounts and social security benefits, and deposits, among others. The services are provided by employees at the relevant establishments, while decisions regarding granting of credit or opening of accounts are made by us.

The main services we offer through Bradesco Expresso are:

•     receipt and submission of account application form;

•     receipt and submission of loans, financing and credit card application form;

•     withdrawals from checking accounts and savings accounts;

•     Social Security National Service (INSS) benefit payments;

•     checking accounts, savings accounts and INSS balance statements;

•     receipt of utility bills, bank charges and taxes; and

•     prepaid mobile recharge.

As of December 31, 2018, the Bradesco Expresso network totaled 39,100 service stations, of which 6,611 were new service stations, with an average of 42.1 million monthly transactions or 2.0 million transactions per business day.

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Digital Channels

The Digital Channels offer mobility and autonomy to customers so that they may use the Bank from wherever they are and expand their businesses with us.

Mobile phones and tablets have become part of people’s day-to-day lives, which reinforces our role of creating new features adapted to the user and, thus, engage our clients to make easier and more secure transactions.

In addition to traditional and consolidated service channels, such as Automatic Teller Machines (ATMs), telephone service, and Internet Banking, clients have access to an extensive portfolio of products and services through Bradesco Celular, available from the simplest to the most sophisticated devices.

Below is a brief description of our digital channels:

Social Networks – Since 2004, we have had a strong presence on Social Networks, monitoring our brand and our products and services, providing service to clients and non-clients 24 hours a day, seven days a week, with a 5-minute response time and a dedicated team, specialized in social media.

We maintain relationship with digital content creators in Brazil, such as bloggers, vloggers, and other publishers 2.0. The goal of this activity is to open a direct dialogue with them and their audiences, significantly expanding the dissemination of products, services, and channels, and above all, to encourage the production of digital content in Brazil, strengthening this ecosystem and enhancing our profile in these networks.

BIA – Bradesco Artificial Intelligence (Bradesco Inteligência Artificial) interacts with the user, answers questions about products and services and assists with transactions. In 2018, BIA, which recorded 73.2 million interactions, started assisting via WhatsApp. It is integrated with Google Wizard and already answers questions on more than 83 products and services of the bank. It is available for employees and clients, and provides faster, practical and autonomous services. We were a pioneer in Brazil in the use of IBM's cognitive computing platform, Watson.

Bradesco Celular – Our presence on mobile phones has been growing exponentially. Through apps for individuals and legal entities, we make payment transactions, transfers, balance inquiries, loans, and many other conveniences available. Clients that access their accounts through their mobile phone are not charged by their data package due to an agreement made with Brazil’s major mobile network operators.

Products and services available through Bradesco Celular include:

•     Opening Accounts: available in the Bradesco Applications (Classic), it allows new clients to open an account through their mobile phone, without going to the branch, including the sending of documents by mobile phone;

•     Sharing Proof of Payment: the client is able to share the proof of payment by e-mail or instant message applications, to save and even print it, in a practical manner through the client's smartphone;

•     Real Estate Credit Simulator: the client can request a quote for a real state financing through the application and receive it within one hour;

•     Check Deposit via Mobile: revolutionary in Brazil, this service allows customers to deposit checks in a simple and innovative manner, through the capture of images by their smartphone cameras;

•     Security Key (M-Token) integrated with the mobile device: is a security device store inside the phone that generates random combinations for the validation of transactions made through our digital channels;

•     Payment with a barcode reader: to pay a bill, the client points the camera at the barcode, automatically accessing relevant payment information;

•     Touch ID and Fingerprint: this allows the client to associate their digital finger-print to the four-digit password and to the security key, enabling faster and more practical access to the account using these apps;

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•     Bradesco Net Empresa Celular (Bradesco Net Company Mobile Banking): allows legal entities to manage their corporate banking at anytime and anywhere;

•     DDA Authorization via SMS: service that enables paying or scheduling payments registered in the DDA by simply replying to an SMS;

•     SMS Pay Bradesco: clients can pay or schedule utility bills of affiliated networks by replying via SMS;

•     InfoCelular: sending alerts via SMS with information on current and savings accounts, as chosen by the client; and

•     SMS Banking: through interactive messages, enables the client to make balance enquiries, check latest entries, credit limits, and refill prepaid mobile phones.

Internet – We were the first financial institution in Brazil to have an electronic address on the internet and provide financial services to our clients through this channel, transforming our websites into business tools and important sources of information for clients and non-clients.

This structure has two main areas of access and dissemination of content:

•     Bradesco Institutional Website: simplified content and language adapted for digital media which provides clients and the public at large a wide range of information on various financial products and services. Currently, we have 40 institutional websites, where the public has access to content, can clarify doubts and have access to information about how to open a checking account, services available in our branch network and remote channels, guidance on security, disclosure of social and environmental actions, specific investor publications, content on financial education, simulators, and responsible credit, among others; and

•     Bradesco Internet Banking for Financial Services: our web portal includes 16 operational sites that enable banking transactions for our account holders, in a “secure access” environment that enables the execution of services and financial transactions. We provide various products and services that enable our clients to conveniently, quickly, and securely conduct transactions such as the payment of bills, transfers between accounts, payment of taxes and obtaining personal credit and a homebroker for the purchase, sale and management of assets.

Currently, we use the “banco.bradesco” top-level domain or generic top-level domain ("gTLDs"), an initiative of the Internet Corporation for Assigned and Numbers ("ICANN"), a body responsible for internet protocols and which regulates addresses on the worldwide internet. Our new website addresses make the access to our content more practical and intuitive.

Self-service – Our self-service channel provides convenience to clients, giving access to transactions outside the branch’s internal environment and enabling the marketing of our products with the challenge of consolidation as a business channel.

Our Self-service Network has 34,997 machines, of which 10,000 are ATMs 3.0 that have a customizable screen, very similar to the application interface of a mobile phone, facilitating the operation by the user. We also have a further 2,300 machines with immediate deposit with the recycling of bank notes and a further 153 that allow for withdrawals in U.S. dollar and Euro. In addition to 23,102 ATMs available under the Banco24Horas network to make withdrawals, check balances, obtain statements, contract loans, pay bills, make transfers between Bradesco accounts and use DOC/TED (types of bank transfers), Prepaid Card, and "proof of life" for INSS.

Our ATMs have highly advanced security technology: biometric reading that identifies customers and authenticates ATM transactions works through a sensor/invisible light beam that captures the image of the vascular pattern of the palm of the hand.

The biometric reading enables our customers to, for example, carry out transactions without a card, by simply using the palm of their hand and their six-digit password, providing convenience and speed without

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compromising security. In our own network it is possible to carry out all transactions without a card, while the Banco24Horas network allows clients to make withdrawals, check balances, make transfers, contract loans, obtain proof of payment and make other inquiries.

This security and speed resulted in a partnership with the INSS, allowing our retirees and pensioners to carry out the “Proof of Life” (Prova de Vida) automatically through the use of biometrics on ATM machines belonging to our network and to the Banco24Horas network, without the need to present a document to a teller, thus speeding up the process. Biometrics is available in 100% of ATM machines belonging to our own network and those of the Banco24Horas network.

Telephone services - Fone Fácil (Contact Center) – Fone Fácil Bradesco allows clients to bank by telephone, which can be accessed by choosing electronic service or personalized service.

In the electronic service, we provide a sophisticated service system powered by voice command, which provides clients the experience of doing what they want to do through simple voice commands, without the need for listening to various service options and having to choose them by typing the option on the telephone. The client can request the desired service directly.

In the personalized service, on the other hand, clients can rely on our financial specialists and digital convergence agents 24 hours a day, seven days a week, specializing in relations and business.

Through this channel we offer our main financial services, such as payments, transfers between Bradesco accounts, DOC/TED, investments, credit contracting, support and registration of the security device in the mobile phone, among others.

By calling Fone Fácil, clients can access other relationship centers, such as for credit cards, private pensions, capitalization, credit, private and internet banking, among others.

In 2018, 95.9% of our banking transactions were performed through digital channels. The tables below show the number of transactions carried out through digital channels, the credit authorized through these channels and the quantity of current accountholders:

In millions of transactions	2018	2017	2016
Internet Individuals + Companies – with WebTA (1)	5,670	5,449	4,847
ATMs	1,939	2,052	1,985
Mobile Banking (Bradesco Celular)	10,259	7,783	5,446
Telephone Banking (Fone Fácil)	156	195	231
Total	18,024	15,479	12,509

(1)     WebTa is an internet file transmission service, to the Bank, carried out by corporate customers using Net Empresa.

In the Digital Channels, authorized credit grew in 2018 as a result of the implementation of new functionality including the option to receive the "13th month" salary in advance, and to conduct transactions relating to Income Tax, working capital and deduction of receivables. The base of digital clients has shown continuous growth, reaching 15.3 million clients as of December 31, 2018.

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Next

On October 30, 2017, we officially launched Next, to complement the ecosystem of solutions of the Bradesco Organization. It was developed as a 100% digital platform and is accessed by the client through an app for iOS and Android. Our goal is for Next to cater to a new range of clients between 18-35 years old.

Next interacts with the user based on his or her behavior using interactive and innovative tools (Analytics platform), offering the best experience of use and relationship with the client, in order to build intelligent journeys driven towards their goals, offering practicality in their daily activities and intelligent solutions.

For the year ended December 31, 2018, Next ended with an average of 5 thousand accounts open per day and 18.4 million transactions, totaling 500,000 accounts and the expectation is to end 2019 with 1.5 million accounts. Almost 77% of these clients were not current accountholders of Bradesco, proving the potential of the attractiveness of a new profile of client.

inovaBra

The Ecossistema inovabra was set up with the aim to promote innovation inside and outside the Organization through programs based on collaborative work between the Organization, companies, startups, investors and mentors in order to solve challenges, meet the needs of our clients and ensure the sustainability of the business in the long term.

The platform provides favorable conditions to share future visions for business, collaborate on the innovation for the financial market, foster partnerships and accelerate the search for disruptive solutions. When you combine all of this in a single formula, inovabra quickly consolidates itself as a powerful strategic driver of the Organization's efforts concerning innovation, accelerating advances and further extending the range of benefits to the participants of this ecosystem. It is comprised of eight programs:

•     inovabra centers: an internal innovation program, which encourages our employees to practice creativity and entrepreneurship, spreading the culture of innovation inside the Organization. The innovation projects are prioritized, structured and conducted from the stage of conception, passing through the whole process of construction and validation of the business model, until they are launched in the market;

•     inovabra startups: the program is an open innovation program, intended to enable strategic partnerships between us and startups that have applicable solutions or with the possibility of adaptation to financial and non-financial services that may be offered or used by us;

•     inovabra ventures: it is a proprietary capital fund, currently with a capital of R$200 million. It is managed by the area of Private Equity area and is intend to invest in startups with technology and/or innovative business models, contributing to the growth of the valuation of these startups and to expand the entrepreneurial environment;

•     inovabra artificial intelligence: it is a program responsible for the strategy and application of artificial intelligence at the Organization, coordinated by the Center of Excellence Bradesco Artificial Intelligence, with a dedicated multidisciplinary team of data scientists and specialists in natural language;

•     inovabra hub: a collaborative digital platform that connects participants of the ecosystem of entrepreneurship and innovation in Brazil. Companies, startups and entrepreneurs have access to content, exchange experiences and do business. There are more than 5 thousand users, of which 1.2 thousand are startups;

•     inovabra lab: is an environment which centralizes 16 laboratories in the areas of technology, designed to operate in a model of collaborative work with large technology partners, residents in this environment. This model provides gains in operating efficiency with the optimization and acceleration of the processes of evaluation and certification of new technologies (hardware and software), prototyping, testing, proof of concept, launches and solutions to new challenges. In addition, it provides favorable conditions for connecting the business areas with the areas of IT and technology partners;

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•     inovabra international: the program is structured in an environment of innovation based in New York and connections in London, with the radar on the global ecosystem of innovation and entrepreneurship of startups. A dedicated team works in a collaborative space in partnership with a specialized company, aiming to identify solutions that add value to the business of the Organization, and to monitor technological trends and behavioral disorders; and

•     inovabra habitat: a building with more than 22 thousand square meters, located on the large economic innovation and cultural center of São Paulo, where large companies, startups, investors and mentors work collaboratively to innovate and generate business. In one year, it already counts on more than 190 startups and 70 large companies, resident in the environment, with approximately 1.5 thousand people working collaboratively to innovate. In addition to fostering the world of entrepreneurship in Brazil and the culture of innovation in organizations, the habitat tends to contribute with the country in the search for a position of greater prominence in the global innovation.

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c)     Characteristics of the market segments, specially:

i) Participation in each market:

In the following section, we demonstrate the percentages of Bradesco’s participations in relation to banking and insurance segment and its distribution channels:

			In percentage (%)
Market Share	2018	2017	2016
Banks - Source: Central Bank of Brazil
Demand Deposits	12.7	11.3	11.7
Savings Deposits	13.8	14.1	14.4
Term Deposits	13.9	10.8	10.0
Loan Operations	11.5	11.0	11.4
Loan Operations - Private Institutions	23.6	23.9	25.7
Loan operations - Individual Vehicles (CDC + Leasing)	13.8	13.8	13.8
Payroll Loans	15.2	14.1	13.5
Number of Branches	0.0	0.0	23.9
Banks - Source: INSS/Dataprev
Payment of Benefits to Retirees and Pensioners	31.6	31.1	30.1
Banks - Source: Anbima
Investment Fund and Managed Portfolios	20.3	21.5	22.7
Insurance, Pension Plans and Capitalization Bonds - Source: Susep, ANS and Fenaprevi
Insurance, Pension Plan and Capitalization Bond Premiums	24.5	25,8	25.4
Insurance Premiums (including VGBL)	23.7	24,9	25.0
Life insurance and Personal Injury Premiums	19.0	20,2	19.0
Auto/RE Insurance Premiums	7.9	8,8	9.2
Auto/RCF Insurance Premiums	11.1	12,1	12.1
Health Insurance Premiums	52.4	48,2	49.3
Revenue from Pension Contributions (excluding VGBL)	31.5	36,6	29.3
Capitalization Bond Income	29.5	30,0	27.8
Technical reserves from insurance, pension plans and capitalization bonds	25.6	26,8	28.0
Revenue from VGBL Premiums	24.3	25,9	26.5
Revenue from Contributions to PGBL	26.0	34,6	24.6
Pension Investment Portfolios (including VGBL)	26.7	28.3	29.6
Leasing - Source: ABEL
Active Operations	N/A	18.7	19.8
Consortia – Source: Central Bank of Brazil
Real estate	28.7	29.5	31.1
Automobiles	32.5	31.8	31.0
Trucks, Tractors and Agricultural Implements	18.3	16.5	19.8
International Sector - Source: Central Bank of Brazil
Export market	24.1	22.4	19.0
Import market	24.4	21.4	19.6

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7. Issuer's activities

ii) competitive conditions in markets

We face significant competition in all of our principal areas of operation, since the Brazilian financial and banking services markets are highly competitive and have undergone an intensive consolidation process in the past few years.

As of December 31, 2018, state-owned financial institutions held 41.9% of the National Financial System's (“SFN”) assets, followed by domestic private financial institutions (taking into consideration financial conglomerates) with a 42.5% share and foreign-controlled financial institutions, with a 15.6% share.

Public-sector financial institutions play an important role in the banking sector in Brazil. Essentially, they operate within the same legal and regulatory framework as private-sector financial institutions, except that certain banking transactions involving public entities must be made exclusively through public-sector financial institutions (including, but not limited to, depositing federal government funds or judicial deposits).

In April 2012, Circular No. 3,590/12 was issued, determining that the following transactions should be analyzed by the Central Bank with respect to their effects on competition, notwithstanding the review related to the stability of the financial system:

•     transfers of ownership control;

•     takeovers;

•     mergers;

•     business transfers; and

•     other means of business concentration.

In August 2012, the CMN set out new requirements and procedures for incorporation, authorization for operations, cancellation of authorization, changes of control, corporate restructurings and conditions for exercising positions in statutory or contractual bodies.

In April 2018, the CMN edited Resolution No. 4,656/18, regulating the establishment and operation of the direct loan companies and loan companies between people and loan operations and financing between people using the electronic platforms. In summary, the Loan Companies between People ("APR"), have to be constituted in the form of joint stock companies and may not perform operations with own resources, mainly acting as intermediary between creditors and debtors, in addition to the provision of other services established in the Resolution.

In this scenario, the fintechs that are already in expansion in the Brazilian market, may act as a loan company between people, which will stimulate the competition between financial institutions and will, consequently, adversely affect the Bank.

Loans and advances

Competition in loans and advances has been increasing in recent years. Our main competitors are Itaú Unibanco, Banco do Brasil and Santander Brasil. In December 2018, our total market share was 11.5% and, among private banks, it was 23.4%, according to the Central Bank.

Credit cards

The credit card market in Brazil is highly competitive. Our primary competitors are Banco do Brasil, Itaú Unibanco, and Santander Brasil. Management believes that the primary competitive factors in this area are card distribution network, the services and benefits offered.

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Consortia

In December 2018, according to Central Bank, the consortia market included 150 administrators, divided between the bank, manufacturer and independent administrators.

Our main competitors are Porto Seguro and Caixa Econômica Federal in the real estate segment; Banco do Brasil and Itaú in the automobile segment; and Randon and Conseg in the trucks segment.

One of our competitive differentials is the credibility of the Bradesco brand and our extensive distribution network, with the largest service network in the entire whole of Brazil, achieving a market share of 28.6% in real estate and 32.4% in vehicles.

Investment Bank

The investment bank market in Brazil is very competitive, involving the participation of national and international financial institutions. Among the main players are Itaú BBA, BTG Pactual, Santander and other international institutions. Bradesco BBI has nonetheless achieved significant success in this market, obtaining recognition from renowned international agencies that follow the sector globally.

Leasing

In general, our main competitors in the Brazilian leasing market are Santander Leasing, Banco IBM, HP Financial Service and Safra Leasing. We currently enjoy certain competitive advantages, as we have a larger service network than any of our private sector competitors.

Fund management

On December 31, 2018, the fund management industry in Brazil managed funds worth R$4.6 trillion in shareholders’ equity according to ANBIMA’s investment funds management ranking. BRAM held a portion of R$606.8 billion, representing a decrease of 1.1% as compared to the twelve previous months or 13.1% of market share. We are one of the leading institutions as measured by the number of investment fund quotaholders with 3.4 million. Our main competitors are BB DTVM and Itaú Unibanco.

Insurance, pension plans and capitalization bonds

Insurance sector

As leader of the Brazilian insurance market, with a 24.5% market share according to SUSEP, in 2018, Grupo Bradesco Seguros faces growing competition from several domestic and multinational companies in all branches of this sector.

Our principal competitors are BB Seguridade, Itaú Unibanco Seguros S.A., SulAmérica Seguros, Porto Seguro, Caixa Seguros and Zurich/Santander, which account for a combined total of approximately 52.5% of all premiums generated in the market, as reported by SUSEP, in 2018.

In recent years, there has been a change in the insurance sector in Brazil, as foreign companies have begun to form associations with national insurers. In this respect, the main competitive factors are price, financial stability, and recognition of the name and services provided by companies. With respect to services, competition primarily involves the ability to serve the branches that market such services, including the level of claims handling automation, and development of long-term relationships with customers.

We believe that the penetration of our service network, present in all municipalities in Brazil, gives Grupo Bradesco Seguros a significant competitive edge over most insurance companies, thereby promoting cost savings and marketing synergies.

Regarding the healthcare sector, although most insurance activities are carried out by companies with nationwide operations, there is also competition from companies that operate locally or regionally.

Pension plan sector

The Brazilian government's monetary stabilization policies stimulated the pension plan sector and attracted new international players.

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With 25.2% of total contributions in the sector (“SUSEP”), Bradesco Vida e Previdência's main competitive advantages are the “Bradesco” brand, our extensive branch network, our strategy and our record of being in the forefront of product innovation.

Our main competitors are BB Seguridade, Itaú Unibanco Seguros, Caixa Seguros and Zurich/Santander.

Capitalization bonds sector

According to SUSEP, Bradesco Capitalização holds a 29.5% market share in capitalization bonds income and 27.8% in terms of technical provisions. Our competitive strengths in this sector include our offering of low-cost products with a higher number of prize drawings, security, financial stability, and brand recognition.

Our main competitors are BB Seguridade, Itaú Unibanco Seguros, Santander, Caixa Seguros, Icatu and Sul América, which together represent approximately 58.1% of the total capitalization revenue generated in the market, according to information provided by SUSEP in 2018.

d)     Seasonality

We generally have some seasonality in certain parts of our business. There is certain seasonality in our consumer financing business (including our credit card business, financing of goods and others), with increased levels of credit card transactions and financing of goods at the end of the year and a subsequent decrease of these levels at the beginning of the year. We also have certain seasonality in our collection fees at the beginning of the year, which is when taxes and other fiscal contributions are generally paid in Brazil. In our PGBL and VGBL business, seasonality happens at the end of the year, when the Christmas bonuses and profit sharing are usually paid.

e)     Main raw materials, stating:

i) description of relationships with suppliers, including whether they are subject to governmental control or regulation, with agencies and applicable legislation:

Bradesco hires suppliers and establishes business relationships with partners that operate with ethical standards that are compatible with the Organization, through a strict selection process and does not negotiate with those who, verifiably, disrespect the provision of its Code of Ethical Conduct, and also guides its business relationship by the Sectorial Code of Ethical Conduct for the Purchasing Professional.

Bradesco also has a program relationship with strategic suppliers to discuss the revaluation of the supply chain of the total acquisition cost, optimization of products, innovation and sustainability. There are regular meetings with Bradesco’s executives and its suppliers, which establish objectives and the monitoring of the results of actions taken.

ii) Any dependence on a small number of suppliers:

Bradesco has no dependence on suppliers to perform its activities.

iii) Possible volatility affecting its prices:

The prices volatility, as resources for loans, interest rates charged on products, among other things, rely on macroeconomic conditions and market rates.

If there is an expected inflation growth rate, the Central Bank may increase the base interest rate, increasing, consequently, interest rates for loans. Another factor that can enhance loans is the increase in the delinquency rate for customers. Moreover, variations in tax rates on loans also make these operations more expensive.

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7. Issuer's activities

7.4 - Customers responsible for more than 10% of the total net revenue

Bradesco has no clients that are responsible for more than 10% of the total net revenue of the institution.

7.5 - Relevant effects of the state regulation of activities

a)     need for governmental authorization for the exercise of activities and history of relation with the public administration in order to obtain such authorizations

The basic institutional framework of the Brazilian Financial System was established in 1964 by Law No. 4,595/64, known as the "Banking Reform Law." The Banking Reform Law dealt with monetary, banking and credit policies and institutions, and created the CMN. For Brazilian regulatory purposes, insurance companies, private pension plans and capitalization bonds providers are not considered financial institutions.

Principal regulatory agencies

CMN

CMN is responsible for overall supervision of monetary, credit, budgetary, fiscal and public debt policies. CMN has the following functions:

•     regulating loans and advances granted by Brazilian financial institutions;

•     regulating Brazilian currency issue;

•     supervising Brazil's reserves of gold and foreign exchange;

•     determining saving, foreign exchange and investment policies in Brazil; and

•     regulating capital markets in Brazil.

In December 2006, CMN asked the CVM to devise a new Risk-Based Supervision System (“SBR") through Resolution No. 3,427/06 (amended by Resolution No. 3,513/07), and regulated by CVM Resolution No. 757/16, in order to: (i) identify risks to which the market is exposed; (ii) rank these risks in order of severity; (iii) establish mechanisms for mitigating these risks and the losses they might cause; and (iv) control and monitor the occurrence of risk events. Among other effects, this system allows for a fast-track reviewing process for the issuance of securities.

Central Bank

The Central Bank was created by Law No. 4,595/64 and is the primary executor of the guidelines of the CMN, responsible for ensuring the purchasing power of the national currency, including responsibility for:

•     implementing currency and credit policies established by the CMN;

•     regulating and supervising public and private sector Brazilian financial institutions;

•     controlling and monitoring the flow of foreign currency to and from Brazil; and

•     overseeing the Brazilian financial markets.

The Central Bank’s chairperson is appointed by the President of Brazil for an indefinite term of office, subject to approval by the Brazilian senate.

The Central Bank supervises financial institutions by:

•     setting minimum capital requirements, compulsory deposit requirements and operational limits;

•     authorizing corporate documents, capital increases, acquisition of interest in new companies and the establishment or transfer of principal places of business or branches (in Brazil or abroad);

•     authorizing changes in shareholder control of financial institutions;

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7. Issuer's activities

•     requiring the submission of annual and semiannual audited financial statements, quarterly revised financial statements and monthly unaudited financial information; and

•     requiring full disclosure of loans and advances and foreign exchange transactions, import and export transactions and other directly related economic activities.

CVM

The CVM is responsible for regulating the Brazilian securities markets in accordance with securities and capital-market policies established by CMN.

Banking regulations

Principal limitations and restrictions on activities of financial institutions

Under applicable laws and regulations, a financial institution operating in Brazil:

•     may not operate without the prior approval of the Central Bank and in the case of foreign banks, authorization by presidential decree;

•     may not invest in the equity of any other company beyond regulatory limits;

•     may not conduct credit and leasing transactions or provide guarantees of more than 25.0% of their PR to a single person or group;

•     may not own real estate, except for its own use; and

•     according to Law No. 4,595/64 and CMN Resolution No. 4,693/18, financial institutions are prohibited from conducting credit operations with related parties. Exempted from the prohibition are loan operations with related parties that comply with all of the following conditions:

o  the loan operations with related parties, except for the cases provided for in the legislation or in specific regulations, may only be carried out under conditions compatible with the market, including the limits, interest rates, grace period, terms, guarantees required and criteria for risk classification for purposes of constitution of a provision for probable losses and write-off as loss, without additional benefits or differentiated as compared to operations accepted to other clients with the same profile as the respective institutions. The parameters adopted by the institution in credit operations of the same type for policyholders with the same profile and credit risk are considered compatible with the conditions of the market; and

o  the sum of the balances of loan operations contracted, directly or indirectly, between the related parties must not be greater than 10% of the value related to the shareholders’ equity adjusted by the accumulated revenues and expenses deducting the value of stake in institutions authorized to operate by the Central Bank and in financial institutions abroad, observing the following individual caps: (i) 1% for hiring an individual; and (ii) 5% for hiring a legal entity, safeguarding the exceptions established in the Resolution.

•     The following loan operations are also exempt from the prohibition provisioned in Law No. 4,595/64, respecting the limits and conditions established in the regulations:

o  the operations with companies controlled by the Government, in the case of federal public financial institutions;

o  the loan operations that have as counterpart a financial institution of the same prudential conglomerate, as long as certain conditions established in the legislation and the law are respected;

o  the interbank deposits regulated in the form of section XXXII of the caput of Article 4 of Law No. 4,595/64;

o  the obligations assumed between related parties as a result of the responsibility imposed on clearance members and other participants of chambers or providers of clearance and settlement systems authorized by the Central Bank or by the CVM and their counterparts in operations conducted in the scope of these chambers or service providers; and

o  the remaining cases authorized by the National Monetary Council.

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•     For the purposes of CMN Resolution No. 4,693/18, the following are considered as related parties:

o  its controllers (individuals or legal entities), pursuant to Article 116 of Law No. 6,404/76;

o  its officers and members of statutory or contractual bodies;

o  spouses, partners and blood relatives up to the second degree of individuals specified in items I and II;

o  individuals with qualified equity interest; and

o  legal entities:

a) with qualified equity interest;

b) in which capital, directly or indirectly, is qualified equity interest;

c) in which there is effective operational control or relevance in the deliberations, regardless of equity interest; and

d) that have an officer or member of the Board of Directors in common.

•     CMN Resolution No. 4,693/18 also brought a definition of qualified shareholding, which is considered a direct or indirect stake, owned by individuals or legal entities in the capital of financial institutions and of leasing companies or of these institutions in the capital of legal entities, equivalent to fifteen percent (15%) or more of the respective shares or quotas representing the capital stock.

The restrictions with respect to the concentration limit to a single person or group do not apply to interbank deposits entered into by financial institutions subject to consolidation of their financial statements.

Punitive instruments applicable to Financial Institutions

Law No. 13,506/17, which regulates the administrative sanctioning process in the sphere of activity of the Central Bank and CVM and, significantly amended the punitive instruments in the context of banking supervision, of the capital market, of the Brazilian Payment System, Payment Institutions and Consortium, in combination with the Central Bank’s Circular No. 3,857/17. We can highlight, among other things: (i) the caps of the fines provisioned by the Central Bank and CVM has maximum levels established, respectively, at R$2 billion (or 0.5% of revenues from services and financial products calculated in the year preceding the violation) and R$50 million; (ii) forecast for the imposition of coercive or precautionary measures, with the possibility of applying a punitive fine capped at R$100 thousand per day, limited to a maximum period of 30 days; (iii) the legal provision was re-established for purposes of typification of the violation involving prohibited operations, added to two pieces of news henceforth: (a) list, in an unprecedented manner, exceptions, or caveats regarding their characterization; and (b) restrict the range of crimes White Collar Law, to no longer prevent operations where the parties are under common control; (iv) prediction of the possibility for the proposition and conclusion of the Term of Commitment for those administrative violations related to the prevention of money laundering in the context of the Central Bank; (v) the non-necessity of confession of guilt for the conclusion of the Term of Commitment was re-established, both in the context of the Central Bank and CVM; (vi) adaptation was made to the original forecast of expiry of leniency to the possibility of concluding the "Agreement In the Process of Administrative Supervision," without, however, making provision for any exemption from prosecution; (vii) have changed the caps on fines to be applied to any infractions on FX operations; and (viii) the types of criminal conduct involving the practice of insider trading and market manipulation were also changed.

Capital adequacy and leverage

Financial institutions based in Brazil are subject to capital measurement and standards based on a weighted risk-asset ratio, according to CMN Resolutions No. 4,192/13 and No. 4,193/13. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord.

According to CMN Resolution No. 4,280/13, amended by Resolution No. 4,517/16, financial institutions, except for credit cooperatives, must keep consolidated accounting records (for calculating their capital requirements) of their investments in companies whenever they hold, directly or indirectly, individually or together with partners, a controlling interest in the investee companies. If their interest does not result in control of a company, financial institutions may choose to recognize the interest as equity in the earnings of unconsolidated companies instead of consolidating such interests.

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Under certain conditions and within certain limits, financial institutions may include eligible instruments when determining their capital requirements in order to calculate their operational limits, provided that this instrument complies with the requirements of regulation in force.

Since January 2015, financial institutions based in Brazil are required to calculate their capital requirements on a consolidated basis with institutions that are part of their prudential conglomerate.

The CMN Resolution No. 4,280/13 defines that the following entities located in Brazil or abroad shall be considered in the prudential conglomerate of its direct or indirect controllers: (i) financial institutions and other institutions authorized to operate by the Central Bank; (ii) consortium administrators; (iii) payment institutions; (iv) organizations that acquire credit transactions, including real estate and credit rights; and (v) other legal entities headquartered in Brazil that are solely engaged in holding interests in the entities set out above.

In December 2014, the CMN changed the scope of the rules for the management of credit, market, operational and liquidity risks and capital management in order to apply such rules at the prudential conglomerate level which is now required as the basis for calculation of the capital requirements of financial institutions. The CMN Resolution No. 4,388/14 sets forth that risk management may be carried out by a single unit responsible for the prudential conglomerate and its respective affiliates (this applies only to market risk management). Further, this resolution also updates the application of the relevant thresholds for any calculations subject to foreign exchanges.

Risk Weighting

Pursuant to Circular No. 3,644/13, amended by Circular No. 3,809/16, the Central Bank consolidated the risk weighting factors applied to different exposures in order to calculate capital requirement through a standardized approach. According to such rule, as amended, the risk weight factors vary from 0.0% to 1,250.0% and should be applied to credit risks, depending on the nature and characteristics of the exposure. Risk-weight factors applicable to different exposures are often changed by the Central Bank.

In addition, there are specific standards of the Central Bank to determine procedures to calculate the portion of risk-weighted assets related to other exposures.

In October 2015, the Central Bank changed the procedures for calculating the portion of risk-weight assets, in connection with the calculation of the capital required for the operational risk by way of a standardized approach. Under the present model, this is calculated based on the risk of financial institutions and its direct and indirect controlled entities, based on the gross revenue for the past three years. The prudential conglomerate concept, however, does not have a retroactive data base to supply such information. In order to overcome this obstacle, a transitional model for the calculation of operational risk was adopted in January 2015.

In December 2018, the Central Bank edited Circular No. 3,920/18 providing mitigation instruments of the tranche of the risk-weighted assets (RWA) related to the exposure to credit risk subject to the calculation of capital requirements through a standardized approach (RWAcpad).

In parallel to the issue of Circular No. 3,920/18, the Central Bank edited Circular No. 3,921/18 anticipating the new criterion for the application of the Risk Weighting Factor (FPR).

The total consolidated exposure of a financial institution in foreign currencies and gold cannot exceed 30.0% of its Reference Equity. In addition, if its exposure is greater than 5.0% of its Reference Equity, the financial institution must hold additional capital at least equivalent to 100% of its exposure. Since July 2007, the amount internationally offset in opposite exposures (purchases and sales) in Brazil and abroad by institutions of the same conglomerate is required to be added to the respective conglomerate's net consolidated exposure.

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Compulsory Deposits

The Central Bank periodically sets compulsory deposit and related requirements for financial institutions based in Brazil. The Central Bank uses reserve requirements as a mechanism to control liquidity in the SFN.

Standards on compulsory deposits and additional reserve requirements are periodically altered by the Central Bank.

Asset composition requirements

According to the Resolution No. 2,844/01, as amended, financial institutions based in Brazil may not allocate more than 25.0% of their Reference Equity to loans and advances (including guarantees) to the same customer (including customer's parent, affiliates and subsidiaries) or to securities from any issuer. They also may not act as underwriters (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their Reference Equity.

According to the Resolution No. 2,283/96, permanent assets (defined as property and equipment other than commercial leasing transactions, unconsolidated investments and deferred assets) of Brazilian financial institutions may not exceed 50.0% of their Reference Equity.

From October 2017, with the enactment of Resolution No. 4,607/17, the following transactions are excluded from the calculation of the limits mentioned above: (i) transactions of credit and leasing of responsibility of the Government; (ii) credits arising from transactions with derivatives of responsibility of the Government; and (iii) installments of credit transactions guaranteed by the government. Under the terms of Resolution No. 4,589/17, the amount of credit transactions with organizations and entities of the public sector is limited to 45% of the Reference Equity, according to the regulations in force.

Repurchase transactions

Repurchase transactions are subject to operational capital limits based on the financial institution's equity, as adjusted in accordance with Central Bank regulations. A financial institution may only hold repurchase transactions in an amount up to 30 times its Reference Equity. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of the financial institution's Capital. Limits on repurchase transactions involving securities issued by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Central Bank.

In September 2016, the Central Bank prohibited the execution, extension or renewal of repurchase transactions with securities issued or accepted from associated institutions, or institutions that are members of the same prudential conglomerate. However, the execution, extension or renewal of repurchase transactions based on securities issued or accepted up until September 29, 2016 will be accepted until December 31, 2017, provided that the following are observed: (i) the maximum term of twelve months; and (ii) the maintenance of the accounting balance related to the total of transactions in an amount equal to or less than 110.0% of the total accounting balance calculated on the base date of August 31, 2016, whereby from May 1, 2017, the amount will be 50.0% of the total accounting balance calculated for the same base date.

Onlending of funds borrowed abroad

Financial institutions and leasing companies are permitted to borrow foreign currency-denominated funds in the international markets (through direct loans or the issuance of debt securities) in order to on-lend such funds in Brazil. These onlendings take the form of loans denominated in reais but indexed to the U.S. dollar. The terms of the onlending transaction must reflect the terms of the original transaction. The interest rate charged on the underlying foreign loan must also conform to international market practices. In addition to the original cost of the transaction, the financial institution may charge onlending commission only.

Furthermore, the amount of any loan in foreign currency should be limited to the sum of foreign transactions undertaken by the financial institution to which loan funds are to be directed. Lastly, pursuant to the Central Bank's Circular No. 3,434/09, the total of loans and advances made against these funds must be delivered to the Central Bank as collateral, as a condition for the release of the amount to the financial institution.

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Foreign currency position

Transactions in Brazil involving the sale and purchase of foreign currency may be conducted only by institutions authorized by the Central Bank to operate in the foreign exchange market.

Beginning in 1999, the Central Bank adopted a foreign exchange free float system, which gave rise to increased volatility. Since mid-2011 the Brazilian real has depreciated against the U.S. dollar and the Central Bank has intervened in the foreign exchange market to control the foreign rate volatility.

The Central Bank does not impose limits on long positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases exceeds sales) and short positions in foreign exchange operations (i.e., in which the aggregate amount of foreign currency purchases is less than sales) for banks authorized to operate in the foreign exchange market.

Standards that address foreign exchange markets are frequently changed by CMN and the Central Bank.

Registration of cross-border derivatives and hedging transactions and information on derivatives

In December 2009, the Central Bank issued specific rules that became effective in February 2010, requiring Brazilian financial institutions to register their cross-border derivative transactions with a clearing house regulated by the Central Bank and by the CVM. Specifically, cross-border derivative transactions must (i) be registered within two business days; and (ii) cover details of underlying assets, values, currencies involved, terms, counterparties, means of settlement and parameters used.

In January 2010, registration rules were extended to cover hedging transactions in foreign OTC markets or exchanges.

In November 2010, to facilitate management of derivatives-related risk incurred by financial institutions, the CVM stipulated that market participants should create mechanisms in order to share information on derivatives contracts traded or registered in their systems, subject to banking confidentiality rules.

Treatment of loans and advances

Financial institutions are required to classify their loans and advances into nine categories, ranging from AA to H, based on their risk. These credit risk classifications are determined in accordance with Central Bank criteria relating to:

•     the conditions of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, delay in payments, contingencies and credit limits; and

•     the conditions of the transaction, such as its nature and purpose, the type, the level of liquidity, the sufficiency of the collateral and the total amount of the credit.

In the case of corporate borrowers, the nine categories that we use are as follows:

Rating	Our Classification	Bradesco Concept
AA	Excellent	First-tier large company or group, with a long track record, market leadership and excellent economic and financial concept and positioning.
A	Very Good	Large company or group with sound economic and financial position that is active in markets with good prospects and/or potential for expansion.
B	Good	Company or group, regardless of size, with good economic and financial positioning.
C	Acceptable	Company or group with a satisfactory economic and financial situation but with performance subject to economic variations.
D	Fair	Company or group with economic and financial positioning in decline or unsatisfactory accounting Information, under risk management.

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A loan and advance transaction may be upgraded if it has credit support or downgraded if in default.

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Doubtful loans are classified according to the loss perspective, as per E-H ratings as follows:

Rating	Bradesco Classification
E	Deficient
F	Bad
G	Critical
H	Uncollectible

A similar nine-category ranking system exists for transactions with individuals. We grade credit based on data including the individual's income, net worth and credit history, as well as other personal data.

For regulatory purposes, financial institutions are required to classify the level of risk of their loan transactions according to Central Bank criteria, taking into consideration both the borrower and guarantors’ characteristics and the nature and value of the transaction, among others, in order to identify potential loan losses.

This risk evaluation must be reviewed at least every six months for loans extended to a single customer or economic group whose aggregate loan amount exceeds 5.0% of the financial institution's Capital, and once every twelve months for all loan transactions, with certain exceptions.

Past due loans and advances must be reviewed monthly. For this type of loan, regulatory provisions set the following maximum risk classifications:

Number of Days Past Due(1)	Maximum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

(1)     These time periods are doubled in the case of loans with maturities in excess of 36 months.

Financial institutions are required to determine, whether any loans must be reclassified as a result of these maximum classifications. If so, they must adjust their regulated accounting provisions accordingly.

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The regulations specify a minimum provision for each category of loan (BR GAAP), which is measured as a percentage of the total amount of the loan and advance transaction, as follows:

Classification of Loan	Minimum Provision %
AA	-
A	0.5
B	1.0
C	3.0
D	10.0
E	30.0
F	50.0
G	70.0
H (1)	100.0

(1)     Financial institutions must write of any loan six months after its initial classification as an H loan.

Loans and advances of up to R$50,000 may be classified by the method used by the financial institution itself or the arrears criteria, described above. Classifications should be at least level A, according to the Central Bank.

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They are also required to submit information relating to their loan portfolio to the Central Bank, together with their financial statements. This information must include:

•     a breakdown of the business activities and nature of borrowers;

•     maturities of their loans; and

•     amounts of rescheduled, written-off and recovered loans.

The Central Bank requires authorized financial institutions to compile and submit their loans and advances portfolio data.

Exclusivity in loans and advances to customers

In January 2011, the Central Bank’s Circular No. 3,522/11 prohibited financial institutions that provide services and loan transactions from entering into agreements, contracts or other arrangements that prevent or restrict the ability of their customers to access loans and advances offered by other institutions, including payroll-deductible loans. The purpose of this rule is to increase competition among credit providers and prevent exclusivity agreements between state-owned banks and government bodies with respect to payroll-deductible loans. While there is some uncertainty as to whether the new rules affect existing contracts, all new contracts are covered by the new regulations, allowing market competition and enabling employees in the public and private sectors to obtain payroll-deductible loans from any authorized financial institution.

Regulation of the debit balance of the credit card bill

Through CMN Resolution No. 4,549/17, which came into force in April 2017, the Central Bank started regulating the financing of the debit balance of the credit card invoice and other post-paid instruments, not settled in full at maturity.

According to the new standard, the credit card companies will no longer be able to finance the balance due from customers through the revolving credit for more than a month. Therefore, after the maturity of the bill in the following month, if there is still a debit balance due on the amount that is the object of the revolving credit, this can be financed by a line of credit in installments, to be offered by the financial institution, with better conditions or settled in full by the client.

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In April 2018, the CMN issued Resolution No. 4,655/18 through which the charges that may be levied if there is a delay in payment or settlement of obligations related to invoices of cards were listed, which are: (i) compensatory interest, per day of delinquency, on the instalment in arrears; (ii) fines; and (iii) interest on arrears. In addition, it establishes that the form of levying such charges shall be included in the contract signed with the client.

Overdraft Regulations

In April 2018, the Self-Regulation Council of the FEBRABAN – Federação Brasileira de Bancos (Brazilian Federation of Banks), published the Regulatory Standard No. 19/18 (Regulatory Standard on the Conscious Use of Overdraft), which came into force on July 1, 2018, with new guidelines to promote and stimulate the proper use of overdraft facilities.

Among the Regulatory Standard No. 19/18 main guidelines, we highlight that: (i) financial institutions which have signed the regulatory standard shall, at any time, provide more advantageous conditions to the consumer to settle his overdraft balance, including the possibility of instalment payments; (ii) if the consumer uses more than 15% of the overdraft limit available during 30 consecutive days, and as long as the value is above R$200.00 (two hundred reais), the financial institution shall proactively offer to the consumer alternatives for the settlement of the balance; and (iii) financial institutions shall promote financial guidance related to the overdraft, especially with respect to its use in emergency situations and on a temporary basis.

Brazilian Clearing System – (Sistema de Pagamentos Brasileiro, or “SPB”)

The SPB was regulated and restructured under legislation enacted in 2001. These regulations are intended to streamline the system by adopting multilateral clearing and boost security and solidity by reducing systemic default risk and financial institutions' credit and liquidity risks.

The subsystems in the SPB are responsible for maintaining security mechanisms and rules for controlling risks and contingencies, loss sharing among market participants and direct execution of custody positions of contracts and collateral by participants. In addition, clearing houses and settlement service providers, as important components to the system, set aside a portion of their assets as an additional guarantee for settlement of transactions.

Currently, responsibility for settlement of a transaction has been assigned to the clearinghouses or service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearinghouse and/or settlement service provider to clear and settle, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions authorized by the Central Bank are also required under the rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these rules, institutions are required to maintain, at least:

•     liquidity risk management policies and strategies, which are clearly evidenced and set operational limits and procedures aimed at exposure to liquidity risk at a level required by the Management;

•     processes to identify, assess, monitor and control liquidity risk exposure during different time frames, including intraday and comprising at least a daily assessment of transactions with settlement terms below 90 days;

•     an assessment, at least annually, of the processes described in the previous item;

•     funding policies and strategies that provide for adequate diversification of fund sources and maturity terms;

•     liquidity contingency plan, which is updated on a regular basis and sets responsibilities and procedures to face liquidity stress scenarios;

•     regular stress tests with short and long-term idiosyncratic and systemic scenarios, whose results should be considered when designing or revising policies, strategies, limits and the liquidity contingency plan; and

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•     liquidity risk assessment as part of the process of approving new products, as well as an assessment of how compatible these products are with existing procedures and controls.

Payments are processed in real time, and since March 2013, the amounts over R$1,000 are being processed by electronic transfers between institutions with immediately available funds. If a transaction is made using checks, an additional bank fee will be charged.

The Central Bank and CVM have the power to regulate and supervise the SPB.

In October 2013, Law No. 12,865/13 was enacted providing for payment arrangements and payment institutions that are part of SPB. In November 2013, in order to regulate this law: (i) the CMN established guidelines for the regulation, surveillance and supervision of payment institutions and payment arrangements that are part of SPB; and (ii) the Central Bank: (a) defined requirements and procedures to authorize the establishment and operation, cancellation of authorization, control changes, structure of management positions, name and head office location, corporate reorganizations, conditions to hold management positions in payment institutions and authorization for financial institutions to provide payment services; (b) created a regulation to govern, among others, provision of payment services in the ambit of payment arrangements that are part of SPB, and established criteria according to which payment arrangements will not be part of SPB, among others; and (c) established rules on risk management, minimum capital requirements, governance of payment institutions, preservation of value and liquidity of payment account balances.

In April 2014, the Central Bank changed the rules regarding any payment institutions and any related arrangements. The main changes were as follows: (i) it determined that the payment institutions shall deposit with the Central Bank the amounts corresponding to the electronic balance of any payment accounts, plus the electronic balance of any amounts being transferred between payment accounts within the same payment institution. To ensure the viability of the Brazilian Payment System (SPB), such deposit should be affected gradually; starting with 20.0% in 2014 and increasing to 100% in 2019; and (ii) it reviewed the definition of arrangements that may be considered an integral part of the SPB.

In September 2015, the Central Bank issued Circular No. 3,765/15 amending Circular No. 3,682/13 and bringing significant changes in the rules applicable to payment agreements that are part of the SPB. The main changes are: (i) centralized compulsory clearing and settlement of credit or debit electronic orders through a clearing and settlement system authorized by the Central Bank; (ii) new requirements for interchangeably operating arrangements, the introduction of “home institution” concept, the change of criteria to maintain closed payment arrangements; and (iii) the change of terms to decrease minimum operating volumes applicable to payment arrangements that are not part of the SPB.

In July 2017, the Central Bank issued Circular No. 3,842/17, which amends Circular No. 3,682/13. The main changes are: (i) the obligation to have a centralized clearing and settlement system, regardless of the Central Bank's authorization; and (ii) the new deadlines to comply with the previous requirement.

In August 2017, the Central Bank issued Circular No. 3,843/17 establishing October 30, 2017 as the deadline to implement the centralized settlement. In October 2017, the Central Bank issued Circular No. 3,854/17, amending Circular No. 3,682/13 and the most relevant changes were: (i) the amendment of the date defined by Circular No. 3,843/17; (ii) the requirement to perform integrated tests before November 10, 2017 to ensure a secure access to the clearing and settlement system; and (iii) to ensure that the internal processes are suitable to work with the system.

In March 2018, the Central Bank issued Circular No. 3,887/18, which established the following maximum limits for the exchange rate in domestic payment arrangements, purchases and demand deposit account: (i) 0.5% for the average exchange rate, weighted by the value of the transactions calculated on a quarterly basis; and (ii) 0.8% as the maximum value to be applied in any transaction. The maximum limits mentioned by Circular No. 3,887/18 do not apply to exchange rates of transactions not made personally and transactions with corporate cards. It is expected that the reduction of the rate be transmitted from the accrediting company to the commercial establishment and then to the consumer, with the aim of promoting an increase in the competition between cards.

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In December 2018, the Central Bank edited Resolution No. 4,707/18, which established the conditions and procedures for the implementation by financial institutions, of loan operations tied to receivables from payment arrangements. The Resolution determined: (i) the necessary specifications for the loan agreements for loans with assignment of receivables; (ii) with limitations, the free movement of financial resources to the end user recipient of operations of anticipation of receivables; (iii) the information that financial institutions should provide to the accrediting companies and sub-accrediting companies; and (iv) the information that must be provided to the end user. In January 2019, the CMN Resolution No. 4,710/19 was published to change the effective date of the Resolution No. 4,707/18, therefore, the Resolution No. 4,707/18 came into force on April 8, 2019.

Also, in December 2018, the Central Bank edited Circular No. 3,925/18, amending the Regulation Annex to Circular No. 3682/13, which regulates the provision of payment services in the context of arrangements within the framework of the SPB, establishing: (i) the characteristics that the settler of the arrangement must possess such as technical-operational capabilities, organizational, administrative in addition to financial mechanisms for effective and transparent governance so as to contemplate, including the interests of participants and end users; (ii) the regulation of payment arrangement should allow the linking of the modalities of participation sub-accrediting and home institution; and (iii) the settler open payment arrangement should allow payment arrangements closed interoperate with him through bilateral agreements.

Special Temporary Administrative, Intervention and Extrajudicial Liquidation Regimes - Under Law No. 6,024/74

Intervention

The Central Bank will intervene in the operations and management of any financial institution not controlled by the Federal Government if the institution:

•     suffers losses due to mismanagement, putting creditors at risk;

•     repeatedly violates banking regulations; or

•     is insolvent.

Intervention may also be ordered upon the request of a financial institution's management and may not exceed twelve months. During the intervention period, the institution's liabilities are suspended in relation to overdue obligations, maturity dates for pending obligations contracted prior to intervention, and liabilities for deposits in the institution existing on the date intervention was ordered.

Administrative liquidation

The Central Bank will liquidate a financial institution if:

•     the institution's economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they fall due, or upon the occurrence of an event that could indicate a state of bankruptcy;

•     management commits a material violation of banking laws, regulations or rulings;

•     the institution suffers a loss which subjects its unsecured creditors to severe risk; or

•     upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within 90 days, or, if initiated, the Central Bank determines that the pace of the liquidation may impair the institution's creditors.

As a consequence of administrative liquidation:

•     lawsuits pleading claims on the assets of the institution are suspended;

•     the institution's obligations are accelerated;

•     the institution may not comply with any liquidated damage clause contained in unilateral contracts;

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•     interest does not accrue against the institution until its liabilities are paid in full; and

•     the limitation period of the institution's obligations is suspended.

The Central Bank may end the extrajudicial settlement of a financial institution, in the following cases:

•     full payment of unsecured creditors;

•     change of the institution's scope to an economic activity that is not part of the SFN;

•     transfer of the institution's control;

•     conversion into ordinary settlement; and

•     sale/loss of the institution's assets, upon its completion and the distribution of the proceeds among the creditors, even if the debts are not fully paid; or

•     absence of liquidity or difficult completion of the institution's remaining assets, as recognized by the Central Bank.

Temporary Special Administration Regime

The Temporary Special Administration Regime, known as "RAET," is a less severe form of Central Bank intervention in financial institutions, which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution that:

•     repeatedly makes transactions contravening economic or financial policies under federal law;

•     faces a shortage of assets;

•     fails to comply with compulsory deposit rules;

•     has reckless or fraudulent management; or

•     has operations or circumstances requiring an intervention.

Payment of creditors in liquidation

In the case of liquidation of a financial institution, employees' wages, indemnities and tax claims have the highest priority among claims against the bankrupt institution. In November 1995, the Central Bank created the Fundo Garantidor de Créditos - FGC to guarantee the payment of funds deposited with financial institutions in case of intervention, administrative liquidation, bankruptcy, or other state of insolvency. Members of the FGC are financial institutions that accept demand, time and savings deposits as well as savings and loans associations. The FGC is funded principally by mandatory contributions from all financial institutions based in Brazil accepting deposits from customers.

The FGC is a deposit insurance system that guarantees a certain maximum amount of deposits and certain credit instruments held by the same customer against a financial institution (or against member financial institutions of the same financial group). The liability of the participating institutions is limited to the amount of their contributions to the FGC, with the exception that in limited circumstances, if FGC payments are insufficient to cover insured losses, the participating institutions may be asked for extraordinary contributions and advances. The payment of unsecured credit and customer deposits not payable under the FGC is subject to the prior payment of all secured credits and other credits to which specific laws may grant special privileges.

In December 2010, the CMN increased the maximum amount of the guarantee provided by the FGC from R$60,000 to R$70,000. In May 2013, this amount was raised again to R$250,000 and has been kept by the Central Bank at this level since then. In 2006, it reduced the ordinary monthly FGC contribution from 0.025% to 0.0125% of the balance held in bank accounts covered by FGC insurance. In February 2016, the percentage of the contribution on instruments listed in Article 2, paragraphs I to X from Appendix II of Resolution No. 4,222/13 was changed to 0.0125%, even if correspondent credits are unsecured. In April 2018, CMN Resolution No. 4,653/18 reduced the ordinary monthly contribution from 0.0125% to 0.01%.

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CMN Resolution No. 4,653/18 was also responsible for instituting an additional monthly contribution to be collected when the Reference Value is 4 times higher than the Adjusted Shareholders’ Equity and 75% of the Reference Fundraising of the associated institution, established in the previous month.

Central Bank edited Circular No. 3,915/18 establishing the obligation of providing information to the FGC by financial institutions and other institutions authorized to operate by the Central Bank, whereby these institutions should have systems and controls that can produce and supply such information in up to two working days in an electronic file with various data listed in the Circular. Circular No. 3,915/18 should be in force on December 1, 2019.

According to CMN rules, the maximum value of the balance of such deposits is limited (with a maximum aggregate of R$5.0 billion by December 2014 or R$3.0 billion as of January 2015) to: (i) for the balance of the deposits originally made without fiduciary assignment, the highest of the following amounts: (a) the equivalent of twice the regulatory Tier I capital, calculated yearly on the base date June earning interest monthly at the SELIC rate; (b) the equivalent of twice the regulatory Tier I capital, calculated as of December 2008, earning interest monthly at the SELIC rate as of May 2009; and (c) the equivalent of the sum of balances in time deposits plus balances of bills of exchange held in the bank in June 2008, earning interest monthly at the SELIC rate as of May 2009; and (ii) for the balance of the deposits made with fiduciary assignment, the following factors over the regulatory Tier I capital, calculated as of December of the previous year, adjusted by the SELIC rate: (a) 1.6 as of June 2013; and (b) 2.0 as of January 2014.

Furthermore, the limit on taking time deposits with special FGC guarantees without fiduciary assignment has been reduced, in accordance with the following schedule:

•     40.0% from January 1, 2013;

•     60.0% from January 1, 2014;

•     80.0% from January 1, 2015; and

•     100.0% from January 1, 2016.

In May 2013, Resolution No. 4,222/13 was issued, amending and consolidating the rules addressing the FGC bylaws and regulation. In addition to increasing the maximum amount of the guarantee provided by the FGC to R$250,000, agribusiness notes (“LCA”) were included in credits guaranteed by FGC. In August 2013, the Central Bank amended and consolidated the provisions related to the calculation basis and payment of common contributions by the FGC-associated institutions. The rules governing the FGC are changed on a periodic basis.

In September 2018, the CMN Resolution No. 4,688/18 was edited, amending and consolidating the FGC bylaws and regulation. We highlight the following changes in the Bylaws of the FGC: (i) changes in the limits of the operations of assistance and financial support and operations of liquidity with related institutions, in addition to sending information by the FGC to the Central Bank on these operations; (ii) establishes new parameters to qualify the institutions associated with the FGC; (iii) inclusion of assumptions on which the Board of Directors may exclude the entity from the members associated with the FGC; and (iv) adds the duty of provision of information to the FGC.

With respect to the new regulation of the FGC, we highlight the following changes: (i) the real estate bonds cease to be the object of ordinary warranty; (ii) changes in objects that are not covered by the ordinary warranty; and (iii) additional information that must be provided to the FGC.

In February 2019, Central Bank issued Circular No. 3,929/19, determining the calculation basis and collection of contributions from institutions associated with the FGC. This Circular established: (i) the amounts of the ordinary and special contributions should be calculated based on the balances of the last day of each month, the accounts and the instruments corresponding to the collateral obligations registered by the financial institutions associated with the FGC according to the Accounting Plan of the SFN; (ii) the amounts of the additional contributions shall be calculated based on the balance sheets of the institutions associated with the FGC, in the information referred to in Central Bank Circular No. 3,915/18 and in the balances, of the last day of each month, of the accounts and of the instruments corresponding to the funding of the associated institutions registered in the titles and sub-titles of Cosif; (iii) the obligation to send information

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  necessary to calculate the ordinary, special and additional contributions related to Adjusted Shareholders’ Equity and the Reference Value and the values corresponding to the sum of the respective balances of the last day of each month of the titles and subtitles of Cosif, which serve as the basis for calculating the contributions due for the immediately preceding month; (iv) mandatory collection of the ordinary, special and additional contributions by the FGC associated institutions in a financial institution accredited by them until the first working day of the month following the date of receipt of the information regarding the amount of the total contribution accurated by the FGC; and (v) established a fine of 2% (the value  plus inflation) due to the delay in the collection of the contributions. Central Bank Circular No. 3,929/ 19 will enter into force on January 1, 2020.

Internal compliance procedures

All financial institutions must have in place internal policies and procedures to control:

•     their activities;

•     their financial, operational and management information systems; and

•     their compliance with all applicable regulations.

The board of executive officers of a financial institution is responsible for implementing an effective structure for internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of executive officers is also responsible for verifying compliance with all internal procedures.

Restrictions on foreign investment

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, pursuant to article 52, of the Act of Transitional Constitutional Provisions (“ADCT”). However, foreign investors without specific authorization may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Any investment in common shares would depend on government authorization. In January 2012, the Central Bank authorized us to create an ADR program for our common shares in the U.S. market. Foreign interest in our capital stock is currently limited to 30.0%.

Anti-money laundering regulations, banking secrecy and financial transactions linked to terrorism

Under Brazilian anti-money laundering rules, which the Central Bank consolidated in July 2009 through Central Bank’s Circular No. 3,461/09, as amended, financial institutions must:

•     keep up-to-date records regarding their customers;

•     maintain internal controls and records;

•     record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money;

•     keep records of transactions that exceed R$10,000 in a calendar month or reveal a pattern of activity that suggests a scheme to avoid identification;

•     keep records of all check transactions; and

•     keep records and inform the Central Bank of any cash deposits or cash withdrawals in amounts above R$50,000.

The financial institution must review transactions or proposals whose characteristics may indicate the existence of a crime and inform the Central Bank of the proposed or executed transaction. Records of transactions involving currency or any asset convertible to money, records of transactions that exceed R$10,000 in a calendar month, and records of check transactions must be kept for at least ten years, unless the bank is notified that a CVM investigation is underway, in which case the ten-year obligation may be extended. Pursuant to Circular No. 3,461/09, amended by Circulars No. 3,517/10, No. 3,583/12 and No. 3,654/13, financial institutions must implement control policies and internal procedures. The Circular No. 3,858/17 increased the penalties resulting from non-compliance with the obligations described above.

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The CVM directed special attention to politically exposed individuals through Instruction No. 463/08 and consolidated in Central Bank’s Circular No. 3,461/09, which refer to individuals politically exposed who hold or held prominent public positions in Brazil or abroad during the past five years and their relatives and representatives, heads of state and government, senior politicians and civil servants, judges or high-ranking military officers, and leaders of state controlled enterprises companies or political parties, among others. Central Bank’s Circular No. 3,654/13 expanded such list to include other members of the Judiciary, Legislative and Executive powers, as well as individuals who held or still hold relevant positions in foreign governments. Financial institutions are required to adopt certain mechanisms in order to: (i) identify the final beneficiaries of each transaction; (ii) identify whether these politically exposed individuals are involved; (iii) monitor financial transactions involving politically exposed individuals; and (iv) pay special attention to people from countries with which Brazil maintains a high number of business and financial transactions, shared borders or ethnic, linguistic or political relations.

In October 2008, the Central Bank broadened the reach of its rules for controlling financial transactions related to terrorism, so that operations carried out on behalf of, services provided to, or access to funds, other financial assets or economic resources belonging to or directly or indirectly controlled by, the following individuals or entities were required to be immediately reported to the Central Bank: (i) members of the Al-Qaeda organization, members of the Taliban and other individuals, groups, companies or entities connected with them; (ii) the former government of Iraq or its agencies or companies located outside of Iraq, as well as funds or other financial assets that might have been withdrawn from Iraq or acquired by Saddam Hussein or by other former Iraqi government senior officials or by the closest members of their families, including companies owned by, or directly or indirectly controlled by them or by individuals under their management; and (iii) individuals perpetrating or attempting to perpetrate terrorist actions or who take part in or facilitate such acts, entities owned or directly or indirectly controlled by such individuals, as well as by individuals and entities acting on their behalf or under their command.

In July 2012, Law No. 12,683/12 came into force, amending Law No. 9,613/98, and toughened the rules on money laundering offenses. According to the new law, any offense or misdemeanor – and not only serious offenses, such as drug traffic and terrorism – may be deemed as a precedent to the money laundering offense. Additionally, the law expands, to a great extent, the list of individuals and legal entities subject to the control mechanisms of suspicious transactions, which need to notify the Controlling Council of Financial Activities ("COAF"), including, among them, companies providing advisory or consulting services to operations in the financial and capital markets, under the penalty of fines of up to R$20 million.

In June 2013, the CVM enacted an instruction that conformed regulation of this government agency to Law No. 12,638/12, establishing the obligation to send to the regulatory or inspection agency information regarding the non-existence of suspect financial transactions and other situations that generate the need for communications.

In October 2014, the CVM issued Instruction No. 553/14 which, among other issues, (i) firmly states that any business relationship may only be initiated or kept after the arrangements related to the registration process and the “Conheça seu Cliente” (Know your Customer) Policy are adhered to; and (ii) requires a statement on the purpose and nature of the business relationship with the institution, making it clear that said statement may be obtained upon the update of registration data of already-existing customers.

In November 2014, the Central Bank changed the procedures related to the Regulation of Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF) to be adhered to by the payment institutions. Accordingly, in addition to the AML/CTF procedures already required, payment institutions must also: (i) adopt procedures and controls to confirm information on customer’s identification, which may, among others, match the information provided by the end users against information available in public or private data bases; and (ii) implement AML/CTF risk management systems to provide for the identification and assessment of such risk, as well as carry out mitigation measures proportionate to the risks identified, particularly for high risk cases. These changes were made to meet international requirements set forth under the scope of the Financial Action Task Force (“FATF”), which is the body responsible for establishing

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AML/CTF standards to be adhered to by the countries of the G20, such as Brazil. Although rules applicable to payment institutions were expanded, a more flexible approach was applied to prepaid accounts, as the limit for simplified identification was changed from R$1,500 to R$5,000 and the range of information to be kept for payment accounts opened by individuals was reduced.

Further, in November 2014, SUSEP established the Permanent Committee on Anti-Money Laundering and Counter-Terrorism Financing in the Insurance, Reinsurance, Capitalization and Private Pension Plan Markets (“CPLD”). The CPLD is a permanent governing body acting to prevent money laundering and curtail the financing of terrorism, both in connection with SUSEP and the insurance, reinsurance, capitalization and private pension plan markets.

In October 2015, Law No. 13,170/15 was enacted, which deals with the lawsuit for the freezing of assets, values and rights of possession or ownership and all other rights, real or personal, of ownership, directly or indirectly, of individuals or entities subject to this type of sanction by the resolutions of the United Nations Security Council – CSNU. This standard was issued to establish a faster procedure to block the assets located in Brazil, seeking to prevent the use of the assets in question in the practice of crimes against humanity.

This law was regulated by means of Circular No. 3,780/16, which provides the procedures to be adopted by financial institutions and other institutions authorized to operate by the Central Bank to meet that standard, including with respect to communications with the competent authorities in the case of a freezing of assets.

Anticorruption Law

In August 2013, Law No. 12,846/13 was enacted to regulate civil and administrative liability of legal entities for performing acts against public management, either domestic or foreign. Based on this legal provision, legal entities shall be strictly liable, in both the administrative and civil spheres, for the practice of harmful acts in their exclusive or non-exclusive interest or benefit.

The Decree No. 8,420/15 regulates the application of Law No. 12,846/13. Among others, it establishes the guidelines with respect to the calculation of the fines to be imposed in cases involving corruption scandals. The calculation base of the fine will be the company's revenues, which may have "minimum" 0.1% and "maximum" 20%. Articles 17, 18, 19 and 20 of the Decree concern the "mid-term" of the fine, predicting "mitigating factors" and "aggravating factors." In the first case, there are provisions on the non-consummation of the infraction, compensation for damages, level of cooperation, spontaneous communication, preparation of the program of governance and internal structure of compliance; in the second, as "aggravating factors," it provides for the continuity of the conduct during the relevant period, any tolerance by the Board of the company, suspension of construction or public service and positive economic situation. If it is not possible to use the revenue as a parameter for the calculation of the fine, the values to be applied may be between R$6 thousand, minimum, and R$60 million, maximum. An additional 5% fine will be levied if within five years of the "corrupt" conduct such "corrupt" conduct is repeated.

Social and environmental responsibility

In compliance with CMN Resolution No. 4,327/14, which introduces guidelines for the Social and Environmental Responsibility Policy (“PRSA”) by financial institutions, Bradesco has a set of internal rules, as well as a governance structure responsible for ensuring the implementation of such policy.

The PRSA guides our socio environmental actions related to our business and activities, as well as the relationship with stakeholders, helping the management of risks and opportunities. The Sustainability and Diversity Committee oversees Bradesco's compliance with its normative framework and voluntary commitments and ratifies the improvement plans proposed by the Sustainability Commission.

Climate Change

In the short- and long-term, climate change will create major impacts on the world's economy. Changes in the environment, such as the extension of periods of drought and the rising of sea levels, along with extreme weather events, such as tornadoes and hurricanes, are expected with greater intensity and frequency.

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In addition, governments and markets have adopted policies to achieve an economy with lower levels of greenhouse gas emissions, which include initiatives related to pricing and the commercialization of emissions, as well as fostering energy efficiency and the use of renewable energies.

This new scenario of physical changes and transition presents risks and opportunities for the financial sector with direct and indirect repercussions.

Direct risks

We maintain controls and targets to improve our environmental performance, including the use of natural resources and the control of greenhouse gas emissions, in order to minimize negative impacts. Our inventory of emissions is published annually and the direct emissions are compensated. Additionally, we have contingency plans in place with the aim of reducing our exposure and being less impacted in cases of extreme events, which includes those originated by the weather.

Indirect risks

In our credit management, we have a socio environmental risk analysis that seeks to reduce the socio environmental impacts of the operations we finance. In the financings subject to the Equator Principles, we require that the projects with the goal to issue more than 25 thousand tons of carbon equivalent emissions per annum conduct prior studies of feasible alternatives of reduction or compensation and compute the volume of emissions in their operations phase. Our work in the area of investments also considers environmental, social and governance factors, which cover the subject of climate change. Since 2008, we raise the awareness of our suppliers in relation to risks and opportunities arising from climate change through the CDP Supply Chain Leadership Collaboration (“SCLC”).

Though our investments arm (BRAM), we are one of the organizations that supports the Task Force on Climate-Related Financial Disclosures ("TCFD"). The TCFD outlines the exposure of companies to the financial risks and opportunities arising from climate change. The recommendations of the TCFD are influencing the market and guiding alignment initiatives both in financial and non-financial companies. In 2018, we participated in a pilot project with UNEP FI (United Nations Environment Programme Finance Initiative) to develop Climate Risk Management methods in the banking loan portfolio – the results of this initiative are available on UNEP FI website.

We became the only financial institution in Brazil to participate in the group that is developing the Principles for Banking Responsibility with UNEP FI. The purpose of the initiative is to create guidelines that strengthen the responsibility of the banks in funding a sustainable future. The final version of the Principles will be published in the second half of 2019.

Our 2018 Integrated Report, available on our investor relations website, provides more information on the socioenvironmental management of the Organization.

Audit partner rotation requirements

Under Brazilian regulations, all financial institutions must:

•     be audited by an independent accounting firm; and

•     have the specialist in charge, officer, manager or audit team supervisor periodically replaced without the need to change the independent auditor firm itself. Rotation must take place after five fiscal years at most and replaced professionals may be reintegrated three years later. Terms of responsible specialists, officers, managers or audit team supervisors begin on the day the team begins work on the audit.

Each independent accounting firm must immediately inform the Central Bank of any event that may materially adversely affect the relevant financial institution's status.

For the entities regulated by SUSEP, the applicable standards determine the replacement of the members responsible for the independent accounting audit, every five fiscal years. According to article 121, X, of CNSP Resolution No. 321/15, members responsible for the independent accounting audit is the technical responsible, officer, manager, supervisor or any other member in a management function. According to the applicable standards, the first mandatory replacement is expected to take place after the fiscal year ended December 31, 2019. The return of the member responsible for the independent accounting audit can only occur three years after their replacement.

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For the entities regulated by ANS, the applicable standards in effect since 2016 determine that the professional responsible for signing the opinion should change at least every five fiscal years, requiring a minimum interval of three years from its replacement.

The members of the Board of Directors, elected in the form of Article 141, paragraph 4 of the Brazilian Corporate Law, will have veto rights, provided that it is in a substantiated manner, the appointment or removal of our independent accounting firm.

Auditing requirements

Because we are a financial institution and registered with the local stock exchange, we are required to have our financial statements audited every six months in accordance with BR GAAP, applicable to institutions authorized to operate by the Central Bank. Quarterly financial information filed with the CVM is also subject to review by independent auditors. Additionally, as required by CMN Resolution No. 3,786/09, we are required to publish annual consolidated financial statements prepared in accordance with IFRS, accompanied by the independent auditors’ report.

In January 2003, the CVM enacted regulations requiring audited entities to disclose information relating to their independent accounting firm's non-auditing services provided to the entity whenever such services accounted for more than 5.0% of the amount paid to the external auditors.

The independent auditors must also declare to the audited company's management that their provision of these services does not affect the independence and objectivity required for external auditing services.

In May 2004, the CMN enacted new auditing regulations applicable to all financial institutions based in Brazil, which were later revised. Under these regulations, we are required to appoint a member of our Management to be responsible for monitoring and supervising compliance with the accounting and auditing requirements set forth in the legislation.

Pursuant to this regulation, financial institutions having Capital of more than R$1.0 billion, managing third party assets of at least R$1.0 billion or having an aggregate amount of third-party deposits of over R$5.0 billion are also required to create an Audit Committee consisting of independent members. According to the regulation, the number of members, their appointment and removal criteria, their term of office and their responsibilities must be specified in the institutions' Bylaws. The Audit Committee is responsible for recommending to the Board of Directors which independent accounting firm to engage, reviewing the company's financial statements, including the notes thereto, and the auditors' opinion prior to public release, evaluating the effectiveness of the auditing services provided and internal compliance procedures, assessing management's compliance with the recommendations made by the independent accounting firm, among other matters. Our Bylaws were revised in December 2003 to stipulate the existence of an Audit Committee. In May 2004, our Board of Directors approved the internal regulations for the Audit Committee and appointed its first members. Our Audit Committee has been fully operational since July 2004. In October 2006, the CMN amended the Resolution No. 3,198/04, changing the minimum requirements to be observed by the financial institutions when electing members for the Audit Committee. In April 2014, the CMN changed certain rules related to audit committees in order to improve the composition and operational of such committees. These rules provided that up to one third of its members may exercise another single consecutive term of office, granting more independence to the Audit Committees of privately-held institutions.

We are required to publish a semi-annual summary of the Audit Committee report together with our financial statements.

Regulation of operations in other jurisdictions

We have branches and subsidiaries in several other jurisdictions, such as New York, London, Buenos Aires, the Cayman Islands, Hong Kong, Mexico and Luxembourg. The Central Bank supervises Brazilian financial institutions' foreign branches, subsidiaries and corporate properties, and prior approval from the Central Bank is necessary to establish any new branch, subsidiary or representative office or to acquire or increase any interest in any company abroad. In any case, the subsidiaries activities should be complementary or related to our own principal activities. In most cases, we have had to obtain governmental approvals from local central banks and monetary authorities in foreign jurisdictions before commencing business. In each jurisdiction in which we operate, we are subject to supervision by local authorities.

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Asset management regulation

Asset management is regulated by the CMN and the CVM.

In August 2004, the CVM issued Instruction No. 409/04, which became effective in November 2004, and has been amended a number of times since then, consolidating all previous regulations applicable to fixed-income asset funds and equity mutual funds. Prior to this ruling, fixed-income asset funds were regulated by the Central Bank, and equity mutual funds were regulated by the CVM.

In December 2014, the CVM enacted Instruction No. 555/14, which replaced Instruction No. 409/04, in order to improve electronic communications, rationalize the volume, content and manner of disclosing information, and to make investment limits less rigid for certain financial assets, particularly foreign financial assets. Additionally, CVM Instruction No. 555/14 addresses the following issues: (i) the framework for setting up funds without the need for executing an adhesion contract and the checking of the adequacy for investment in the fund to the customer’s profile in connection with funds investing over 95.0% of its equity in federal public debt bonds or equivalent risky securities; (ii) barring interest-bearing compensation that would jeopardize the independence of the fund management; (iii) providing more transparency to the distribution policy; (iv) improving performance fee regulation; and (v) providing safer rules for investments in foreign assets. CVM Instruction No. 555/14 became effective in October 2015.

Pursuant to CVM limits and our Bylaws, our investment funds must keep their assets invested in securities and types of trades available in the financial and capital markets.

Securities, as well as other financial assets which are an integral part of the investment fund portfolio, should be duly registered in the registration system with a custodian or central depository, authorized by the Central Bank or the CVM to carry out such activities.

In addition to the limitations specified in each financial investment fund's bylaws, they may not:

•     invest more than 10.0% of their shareholders’ equity in securities of a single issuer, if that issuer is: (i) a publicly-held institution; or (ii) another investment fund;

•     invest more than 20.0% of their shareholders’ equity in securities issued by the same financial institution authorized to operate by the Central Bank (including the fund administrator);

•     invest more than 5.0% of their shareholders’ equity if the issuer is an individual or corporate entity that is not a publicly-held company or financial institution authorized to operate by the Central Bank; and

•     be directly exposed to crypto assets. The CVM recommends avoiding also indirect exposure until the regulator issues a final rule on the matter.

There are no limits when the issuer is the government. For the purposes of these limits, the same issuer means the parent company, companies directly or indirectly controlled by the parent and its affiliates, or companies under common control with the issuer.

Under the previous regulation (CVM Instruction No. 409/04), the qualified investor funds required a minimum investment of R$1.0 million per investor and were subject to concentration limitations per issuer or per type of asset as long as this is stated in their bylaws. Under the current regulation (CVM Instruction No. 555/14), this privilege is eligible only for funds for professional investors.

In addition, CVM Instruction No. 409/04 stated that funds could hold financial assets traded abroad in their portfolios as follows: (i) for foreign-debt funds and qualified investor funds that stipulated this possibility, there is no limit; (ii) for multimarket funds, up to 20.0% of shareholders’ equity; and (iii) for other funds, up to 10.0% of shareholders’ equity. CVM Instruction No. 555/14 changed these limits to: (i) no limits, for funds classified as “Fixed Income – Foreign Debt,” funds exclusively intended for professional investors that

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  include in their denomination the suffix “Foreign Investment,” and certain funds exclusively intended for qualified investors; (ii) up to 40.0% of its shareholders’ equity for funds exclusively intended for qualified investors that do not follow certain provisions set forth in this Instruction; and (iii) up to 20.0% of its shareholders’ equity for general public funds.

Also in December 2014, the CVM established a new concept for qualified and professional investors. Legal entities and individuals are to be deemed professional investors if they hold financial investments above R$10.0 million, and are deemed to be qualified investors if they hold financial investments above R$1.0 million. These definitions became effective in October 2015.

Regulation of brokers and dealers

Broker and dealer firms are part of the SFN and are subject to CMN, Central Bank and CVM regulation and supervision. Brokerage and distribution firms must be authorized by the Central Bank and are the only institutions in Brazil authorized to trade on Brazil's stock exchanges and commodities and futures exchanges. Both brokers and dealers may act as underwriters for public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Brokers must observe B3 rules of conduct previously approved by the CVM, and must designate an executive officer responsible for observance of these rules.

Broker and dealer firms may not:

•     with few exceptions, execute transactions that may be characterized as the granting loans to their customers, including the assignment of rights;

•     collect commissions from their customers related to transactions of securities during the primary distribution; or

•     acquire assets, including real estate properties, which are not for their own utilization, with certain exceptions.

Broker and dealer firms' employees, managers, partners, controlling and controlled entities may trade securities on their own account only through the broker they are related to.

Regulation of Internet brokerage services

The CVM approved regulations on Internet brokerage activities, which may be carried out only by registered companies. Brokers' web pages must contain details of their systems, fees, security and procedures for executing orders. They must also contain information about how the market functions generally and the risks involved with each type of investment offered.

Brokers that carry out transactions over the Internet must guarantee the security and operability of their systems, which must be audited at least twice a year.

Leasing regulation

The basic legal framework governing leasing transactions is established by Law No. 6,099/74, as amended (the "Leasing Law") and related regulations issued periodically by the CMN. The Leasing Law provides general guidelines for the incorporation of leasing companies and the business activities they may undertake. The CMN, as regulator of the Financial System, is responsible for issuing Leasing Law related regulations and overseeing transactions made by leasing companies. Laws and regulations issued by the Central Bank for financial institutions in general, such as reporting requirements, capital adequacy and leverage regulations asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Insurance regulation

The Brazilian insurance business is regulated by Decree Law No. 73/66, as amended, which created two regulatory agencies, the CNSP and SUSEP. SUSEP is responsible for implementing and overseeing CNSP's policies and ensuring compliance with such policies by insurance companies, insurance brokers and insured individuals. Insurance companies require government approval to operate, as well as specific approval from SUSEP to offer each of their products. Insurance companies may underwrite policies both directly to consumers and through qualified brokers (Article 13 and paragraph 2 of Law No. 4,594/64).

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Insurance companies must set aside reserves in accordance with CNSP criteria. Investments covering these reserves must be diversified and meet certain liquidity criteria, rules for which were consolidated by CNSP Resolution No. 321/15, as amended, solvency and security criteria. Insurance companies may invest a substantial portion of their assets in securities. As a result, insurance companies are major investors in the Brazilian financial markets and are subject to CMN rules and conditions for their investments and coverage of technical reserves.

Insurance companies may not, among other activities:

•     act as financial institutions by lending or providing guarantees;

•     trade in securities (subject to exceptions); or

•     invest outside of Brazil without specific permission from the authorities.

Insurance companies must operate within certain retention limits approved by SUSEP pursuant to CNSP rules. These rules reflect the economic and financial situation of insurance companies and the conditions of their portfolios. Insurers must also meet certain capital requirements as provided by SUSEP regulations.

Under Complementary Law No. 126/07, the ceding party (local insurer or reinsurer) must offer local reinsurers preference when contracting reinsurance or retrocession in the percentage of 40% of risks ceded.

The Complementary Law also places more severe restrictions on ceding risk to foreign reinsurance companies and contracting of insurance abroad. Insurance companies must reinsure amounts exceeding their retention limits.

Since CNSP Resolution No. 168/07 was amended by CNSP Resolution No. 353/17, it does not require the insurance company to hire a minimum number of local reinsurers. However, in accordance with Article 15 of the CNSP Resolution No. 168/07, the insurance company must give preference to local reinsurers in at least 40% of the assignment of reinsurance agreements to each automatic or optional contract. In addition, as per CNSP Resolution No. 168/07 as amendment by CNSP Resolution No. 353/17, there are no more limits on the transference of risks by insurers to companies that belong to its financial conglomerate as long as the operations of reinsurance and retrocession ensure the effective transfer of risk between the parties, and are executed at arms-length.

In 2013, CNSP issued Resolution No. 302/13 which regulates the minimum capital requirement and to solvency regularization plans for insurance companies, capitalization bond entities, EAPCs, and local reinsurance companies. The main changes in such regulation were the following:

•     consolidation of the correction plans and the plans of solvency recovery into a single plan, as the solvency regularization plan (“PRS”);

•     establishment of a liquidity minimum ratio (20.0%) over the minimum capital requirement (“CMR”), so that the companies can promptly react to unexpected losses incurred by their capital;

•     changes to the base capital for EAPCs constituted as business corporations; and

•     exclusion of all references to solvency margin, once all risk portions were already established in the capital requirement rules.

The CNSP Resolution No. 302/13 was revoked by CNSP Resolution No. 316/14, which maintained a large part of the prior rules. The main change was the definition of the capital installment amounts applicable to Supplementary Pension Plan Open Entities (EAPC), which are now applicable to insurance companies. In December 2014, the CNSP issued Resolution No. 317/14, addressing criteria for calculating risk capital based on the market risk of local insurance companies, EAPC, capitalization companies and reinsurance companies. The CNSP Resolutions No. 316/14 and No. 317/14 were revoked by Resolution No. 321/15, which went into effect in August 2015, having suffered changes in 2016, 2017 and 2018, and began

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 regulating technical provisions, assets which reduce the need for coverage of technical provisions, risk capital based on the underwriting, operating and market credit risks, adjusted shareholders’ equity, minimum capital required, adjustment plan for solvency, limits of retention, criteria for investments, accounting standards, accounting audit and independent actuarial audit and Audit Committee relating to insurance companies, EAPCs, capitalization companies and reinsurers.

Insurance companies are exempt from ordinary financial liquidation procedures in case of bankruptcy, and instead follow the special procedure administered by SUSEP. Financial liquidation may be either voluntary or compulsory.

As was already the case in relation to entities subject to CMN, SUSEP issued rules in December 2008 with specific internal controls for preventing and fighting money laundering crimes. These rules include a series of provisions on notifying proposed transactions with politically exposed individuals and suppression of terrorist financing activities. These rules were amended and consolidated by Circular No. 445/12.

There is currently no restriction on foreign investment in insurance companies.

Health insurance

Private health insurance and health plans are regulated by Law No. 9,656/98, as amended, which we refer to as the "Health Insurance Law," containing general provisions applicable to health insurance companies and the general terms and conditions of agreements entered into between health insurance companies and their customers.

The ANS is responsible for regulating and supervising supplemental health services provided by health insurance companies pursuant to directives set forth by the Supplemental Health Council (Conselho de Saúde Suplementar).

Until 2002, SUSEP had authority over insurance companies, which were authorized to offer private health plans. Since 2002, pursuant to ANS regulations and supervision, only operators of private health plans may offer such plans. We created Bradesco Saúde in 1999 to fulfill this requirement.

Private pension plans

Open pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are under the regulatory authority of the Ministry of Finance. The CMN, CVM and Central Bank may also issue regulations pertaining to private pension plans, particularly related to assets guaranteeing technical reserves.

Private pension entities must set aside reserves and technical provisions as collateral for their liabilities.

EAPCs and insurance companies have been allowed to create, trade and operate investment funds with segregated assets since January 2006. Notwithstanding the above, certain provisions of Law No. 11,196/05 will only become effective when SUSEP and CVM issue regulatory texts. In September 2007, CVM issued Instruction No. 459/07, which addresses the setup, management, operation and disclosure of information on investment funds exclusively related to supplementary pension fund plans. In January 2013, the CMN determined new rules to govern the application of reserves, provisions and funds of insurance companies, capitalization companies and EAPCs.

Currently, Resolution CNSP No. 349/17 and SUSEP Circular SUSEP No. 563/17, in addition to the Supplementary Law No. 109/01, regulate the Pension Plan activity.

Reinsurance

Insurance companies must operate with reinsurers registered with SUSEP. In 2007, Brazil's Congress enacted Supplementary Law No. 126/07, which abolished IRB-Brasil Re's monopoly and allowed three types of reinsurers referred to as "local," "admitted" and "occasional," thus opening up Brazil's reinsurance market for competition. Reinsurers classified as admitted and eventual, with their head office abroad, must meet specific minimum requirements, as provided for in legislation in force.

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Under the same supplementary law, IRB-Brasil RE was recognized as a local reinsurer and authorized to continue its operations and make any required adjustments in due course.

As of the end of 2007, National Council of Private Insurance (CNSP - Conselho Nacional de Seguros Privados) and SUSEP issued a number of normative instructions containing rules for reinsurance, retrocession and intermediation business, based mainly on CNSP Resolution No. 168/07.

Through Decree No. 6,499/08, the set maximum limits for the ceding of premiums to reinsurance companies in each calendar year. For local insurers, such maximum limit was 10.0% of premiums, and for local reinsurers, 50.0% of premiums. In the case of local insurers, CNSP Resolution No. 203/09 raised the limit for local insurers from 10.0% to 25.0% in the case of guarantees for public obligations and oil risks and CNSP Resolution No. 194/08, to up to 100%, in the case of nuclear risks. Also pursuant to Article 16, paragraph 1 of CNSP Resolution No. 168/07, the export credit insurance, rural insurance and internal credit insurance are also not subject to this limitation. SUSEP, in turn, is authorized to issue additional standards providing for limits for other lines or types of insurance for which the limit mentioned above does not apply (Article 16, paragraph 3 of CNSP Resolution No. 168/07).

Further, whenever the transferor concentrates its reinsurance or retrocession operations with a single admitted or eventual reinsurer, in percentages higher than those established in the legislation, they must inform SUSEP (Article 14, paragraph 3 of the CNSP Resolution No. 168/07).

And, despite the greater flexibility of the standard, the reinsurance operations relating to life insurance for survival and supplementary pensions may only be provided by local reinsurers, in accordance with CNSP Resolution No. 168/07.

CNSP Resolution No. 241/11 was introduced to enable the transfer of certain risks associated with reinsurance or retrocession operations to reinsurers not authorized by SUSEP when the lack of capacity of the local, permitted and eventual reinsurers is proved, regardless of the price and conditions offered by these reinsurers.

In December 2017, CNSP Resolution No. 353/17 modified CNSP Resolution No. 168/07 to eliminate the minimum requirement of contracting local reinsurers. However, Article 15 of CNSP Resolution No. 168/07 requires the insurance company to give preference to local reinsurers in at least 40% of its reinsurance assignments related to automatic or optional contracts.

CNSP Resolution No. 168/07 also eliminated the limitation on the transfer of risks from insurers or reinsurers domiciled in Brazil to related companies or to companies headquartered abroad associated with its economic conglomerate. Since its amendment by CNSP Resolution No. 353/17, revoking Article 14, paragraph 4, of CNSP Resolution No. 168/07, it establishes only that those reinsurance and retrocession operations within one and the same economic conglomerate must "ensure the effective transfer of risk between the parties" and "be conducted on arm's length conditions." Such operations must also be notified to SUSEP (Article 14, paragraph 1 of Resolution No. 168/07).

SUSEP will have access to all reinsurance and retrocession contracts, including those concluded abroad, under penalty of disregarding, for all purposes and intents, the existence of the reinsurance and retrocession contract.

On December 31, 2018, there were 122 reinsurers authorized to operate in the Brazilian market, including IRB-Brasil RE and Lloyd's of London, and 24 reinsurance brokerage firms had the required authorization to intermediate reinsurance and retrocession operations.

In 2018, the Bradesco Auto/RE paid R$78.0 million in reinsurance premiums. Almost all property and casualty lines, except for the automobile line, have reinsurance protection and the majority of them feature proportional and non-proportional plans per risk and/or event.

Senior Management is responsible for the reinsurance purchase policy and the approval of reinsurers with whom agreements are entered into. In addition to minimum legal and regulatory requirements, Senior Management considers certain other key parameters when choosing such partners, thus minimizing the credit risks inherent in the operation, such as: minimum rating A- (or equivalent) from rating agencies, except for local reinsurers and shareholders’ equity consistent with the amounts ceded.

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Accordingly, our reinsurance purchase policy is designed to operate within its automatic contractual capabilities, therefore preventing the frequent purchases of optional agreements and higher exposures to the credit risk.

A significant portion of automatic and optional agreements (proportional and non-proportional) is transferred to IRB - Brasil RE. Certain admitted reinsurers participate with a lower individual percentage, but all of them hold capital and a rating higher than those minimums set forth by applicable Brazilian legislation.

Taxes on our main transactions

Taxes on financial transactions (“IOF”) on loan transactions

IOF levied on loan transactions has as its taxable event the delivery of the obligation amount or value, or the event of making it available to the interested party.

Rate applicable to loan and advances of any type, including credit opening is 0.0041% per day to legal entity borrowers and since January 2015, 0.0082% to individual borrowers.

This IOF rate will be charged on principal available to borrowers regarding the loans and advances, but for cases in which the amount of principal is not predetermined, in addition to the IOF levied on principal, there will be additional IOF at the same rate levied on interest and other charges, so that the calculation base will comprise the sum of daily outstanding debt balances calculated on the last day of each month.

Since January 2008, besides IOF on the transactions mentioned above, loans and advances have been subject to IOF additional rate of 0.38% irrespective of the repayment period or whether the borrower is an individual or a legal entity. For legal entities, IOF rate calculation base is not the sum of outstanding debt balances, IOF shall not exceed 1.8765% and for individuals, it will not exceed a 3.373% rate, which corresponds to the result of applying the daily rate to each amount of principal stipulated for the transaction, multiplied by 365 days, plus an additional rate of 0.38% even if the loan is to be repaid by installment.

IOF on loan transactions is levied on transactions between individuals and legal entities domiciled in Brazil, as well as on transactions whose creditor resides in Brazil, even if the debtor is located abroad. However, the IOF is not levied on loan transactions where the lender is located abroad and the borrower is in Brazil.

IOF on insurance transactions

IOF levied on insurance transactions has as its taxable event the receipt of premium. Applicable rates are as follows:

•     0.0% on: (i) reinsurance transactions; (ii) transactions related to mandatory insurance, linked to residential housing loans granted by an agent of the national housing system (SFH); (iii) insurance transactions for export credits and international merchandise transportation; (iv) aeronautical insurance and civil liability of airlines; (v) premiums intended to finance life insurance plans with survival coverage; and (vi) guarantee insurance;

•     0.38% of premiums paid, in the case of life insurance and similar policies, for personal or workplace accidents, including mandatory insurance for personal injuries caused by vehicles or ships or cargo to persons transported or others;

•     2.38% private health insurance business; and

•     7.38% for all other insurance transactions.

Income and social contribution taxes on income

Federal taxes on company income include two components, income tax known as "IRPJ" and tax on net income, known as "Social Contribution" or "CSLL." Income tax charges are calculated based on a rate of 15.0% plus a surcharge of 10.0% on taxable income exceeding R$240 thousand per annum. Considering the above, the IRPJ is assessed at a combined rate of 25.0% of adjusted net income. Social Contribution tax payable by financial institutions is calculated based on a rate of 20.0% from September 2015 through December 2018, and a rate of 15.0% as from January 2019.

Due to taxation on universal bases, companies based in Brazil are taxed based on their global income rather than income produced exclusively in Brazil. As a result, profits, capital gains and other income obtained abroad by Brazilian entities are computed in the determination of their taxable profits on an annual basis.

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With respect to affiliates, by the general rule of Law No. 12,973/14, affiliates abroad will have their dividends (and not the corporate profit) taxed at the time of effective distribution, nevertheless, with two exceptions: (i) cases in which they are domiciled in a tax haven; or (ii) that adopt a sub-taxation scheme, or in which they are treated as subsidiary. With regard to the rules applicable to the subsidiaries, the new discipline introduced by Law No. 12,973/14 foresees that the legal entities in Brazil with a stake in a subsidiary abroad must: (i) record in sub accounts the investment account, in proportion to the stake held, the share of the adjustment of the investment value equivalent to corporate profits (those calculated before local income tax), earned by the subsidiaries, directly and indirectly, in Brazil or abroad, concerning the calendar year in which they were calculated in the balance sheet; and (ii) compute these values in their calculation of actual income and from the calculation base of the Social Contribution.

In June 2010, legislation in Brazil introduced thin capitalization rules, and limited deduction for interest paid or credited by a company based in Brazil to: (i) an addressee domiciled abroad, whether or not holding equity interest in the company paying; and (ii) an addressee resident, domiciled or incorporated in a tax haven or locality with a low or privileged tax regime.

In cases where the creditor is a related party domiciled abroad and holds an equity interest in the company based in Brazil making a payment, debt may not exceed the equivalent to twice such shareholders' interest in the total equity of the company based in Brazil. In case of a related party with no shareholding interest, the limit will be equivalent to twice the total equity of the company resident in Brazil. If there is more than one creditor, total debt owed foreign companies may not exceed the equivalent of twice the total value of the interests of all the related parties in the equity of the company resident in Brazil. If the creditor is domiciled in a low tax jurisdiction the debt amount may not exceed 30.0% of the equity of the company based in Brazil. Any amounts exceeding the limits above such limit may not be deducted for purposes of withholding income and social contributions taxes.

Also beginning in June 2010, tax deductions for any payment to a beneficiary resident or domiciled in a country considered a tax haven became subject to the following requirements in addition to others already stipulated in the legislation: (i) identification of the actual beneficiary of the person domiciled abroad; (ii) proof of the ability of the person located abroad to complete the transaction; and (iii) documented proof of payment of the respective price and of receipt of the assets, rights, or utilization of service.

In November 2010, the Brazilian tax authorities issued a normative instruction altering the tax treatment applicable to variation in the monetary value of taxpayers' credit rights and obligations due to varying exchange rates. Under this new instrument, as of the 2011 calendar year, the election of tax regime for taxation of exchange-rate variations may only be exercised in January of each calendar year and may only be altered during the fiscal year if there is "material variation in the exchange rate," as published by a Finance Ministry Directive.

PIS and Cofins

Two federal taxes are imposed on the gross revenues of corporate entities: PIS and Cofins. Nonetheless, many revenues, such as: dividends, equity earnings from unconsolidated companies, revenues from the sale of non-current assets (investments, fixed assets and intangible assets) and, as a general rule, export revenues paid in foreign currency are not included in the calculation base for PIS and Cofins. Revenues earned by corporations domiciled in Brazil are subject to PIS and Cofins taxes corresponding to interest on equity.

Brazilian legislation authorizes certain adjustments to the calculation base of those taxes depending on the business segment and on other aspects.

Between 2002 (PIS) and 2003 (Cofins), the government implemented a non-cumulative collection system of PIS and Cofins taxes, allowing taxpayers to deduct from their calculation basis credits originating from certain transactions. In order to offset these credits, the rates of both PIS and Cofins were substantially increased. Subsequent to the changes made to PIS and Cofins, as of May 2004, both taxes are applicable on imports of goods and services when the taxpayer is the importing company domiciled in Brazil.

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Since August 2004, the PIS and Cofins rates due on financial revenues were of 0.0%, including those arising from operations carried out for purposes of hedge, earned by legal entities subject to the system of non-accrual of these contributions. In April 2015, Decree No. 8,426/15 establishes that from July 2015, the rates shall be reestablished to 0.65% and 4.0%, respectively, including with respect to the revenue arising from hedge operations. However, even before the production of the effects of Decree No. 8,426/15, the normative was changed with the promulgation of Decree No. 8,451/15, which reassured the maintenance of the zero rate for contributions to PIS and Cofins, specifically in relation to financial revenues arising from: (i) monetary variation, depending on the exchange rate, of export operations of goods and services, as well as obligations incurred by the legal entity, including loans and financing; and (ii) of hedge operations carried out on the stock exchange, of commodities and of futures, or in the organized OTC market.

Certain economic activities are expressly excluded from the procedures of the non-accrual collection of the PIS and Cofins. This is the case of financial institutions, which shall remain subject to PIS and Cofins by the "accrued" procedures, which does not permit the discount of any credits, as provided by Article 10, paragraph I, of Law No. 10,833/03. In spite of this impossibility of accrual of credits, the legislation in force enables the exclusion of certain expenditure in the calculation by such entities of the bases of calculation of the PIS and Cofins (as is the case, for example, of the expenses incurred by the banks in financial mediation operations and expenditure on severance payments corresponding to accidents occurring in the case of private insurance companies). In such cases, the income received by the financial institutions is subject to Contribution to the PIS and Cofins at the rates of 0.65% and 4.0%, respectively.

In July 2010, the Brazilian tax authorities introduced digital tax (“EFD”) records for PIS and Cofins taxes. Under this rule, financial and similar institutions must keep digital records for PIS and Cofins taxes relating to taxable events occurring as of January 2012.

b)     environmental policy of the issuer and costs incurred for the fulfillment of environmental regulation and, where applicable, of other environmental practices, including adherence to international standards of environmental protection

Bradesco seeks to include sustainability in the business with the aim of increasing its capacity to thrive in the long-term in a competitive and dynamic business environment. The perception that we are moving towards a new economy, more aligned with the development challenges that we face, leads us to incorporate social and environmental aspects in the management of risks and opportunities, in order to ensure positive results and the generation of shared value.

For such, we follow regulations, voluntary commitments and international standards, we implement policies and regulations, and we have structures of governance and management for matters involving sustainability. Among the drivers, we highlight the following:

▪  Our main guidelines for the area are in the Corporate Sustainability Policy, which aims to promote the sustainability of the Organization, taking into account risks and opportunities related to socioenvironmental factors.

▪  We have standards that, aligned with CMN Resolution no. 4,327, published in 2014, consolidate the practices of Socioenvironmental Responsibility in the Organization, provide for the integrated management of socio-environmental risk to other types of risk and determine the compliance with laws and other standards related to the theme.

▪  Our corporate governance has structures focused on socioenvironmental management. The main component is the Sustainability and Diversity Committee, which meets quarterly and includes members of the Board of Directors and of the Board of Executive Officers, including the CEO. The Committee is advised by the Sustainability Committee, an executive body composed of officers and managers of various areas, ensuring the integrated application of the thematic to the businesses and operations, help on the execution of plans and do the project monitoring.

▪  Bradesco is the only financial institution in Brazil participating in the development of the Principles of Banking Responsibility. This initiative, led by the Financial Initiative of the United Nations Program (UN) for the Environment, fosters the alignment of the business of banks to comply with the Objectives of Sustainable Development (OSD) of the UN and the Paris Climate Agreement. The Principles will be disclosed in the third quarter of 2019.

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▪  Bradesco is one of the organizations that support the Task Force on Climate-Related Financial Disclosures ("TCFD"). The task force seeks to promote the dissemination of exposure of companies to financial impacts arising from climate change. Launched in June 2017, the recommendations of the TCFD are guiding studies for the development of methodologies and tools to measure potential losses and revenues in the business of the Organization impacted by climate change. Bradesco's Integrated Report presents additional information regarding the requirements of the TCFD.

Social, environmental and governance criteria to business decisions

We seek to incorporate and to constantly improve the analysis of the socioenvironmental and governance criteria to the business decisions, as well as the offer of credit, investments and insurance.

Credit

The Organization has a robust governance structure, comprising committees, policies, standards and procedures, which allows for the risk to be duly identified, measured, mitigated, monitored and reported. We have the Socio-environmental Risk Standard, which aims to state the scope of the evaluation regarding the exposure of the Bradesco Organization to socio-environmental risks and control the exposure of the Organization.

Part of the scope of the Standard is the evaluation of financing great projects, real estate projects and projects of pig iron and mining, as well as operations that involve violations and environmental notifications, any evidence of involvement in work similar to slave work and/or acting in sectors with major potential for environmental risk.

We are a signatory of the Ecuador Principles since 2004, whereby the implementation of the commitment includes, in addition to the Project Financing of over US$10 million, the corporate financing projects with value greater than US$100 million, provided that: (i) the individual financial institution commitment is at least US$50 million; (ii) the customer has operational control of the project; and (iii) the financing period is, at least, two years.

Project financing operations, covered by the Ecuador Principles, and also those with identified environmental risks are monitored periodically, in order to ensure compliance with the applicable standards and guidelines. Internal audits and visits "in loco" are made in the process of social and environmental assessment of such operations and, for high-risk operations, we also have independent audits. When nonconformities are identified, during the process of monitoring obligations, the preparation of an action plan by the borrower is required, with measures and deadlines for adequacy.

Investment

BRAM has a methodology of analysis of environmental and social factors and of governance (ASG) for private and public securities. In the case of private securities, they are considered the material themes of each sector to identify the risks and opportunities that companies face. For the public securities, the methodology considers indicators that measure the regulatory quality and the public policies for good basic services provided to the population, i.e. basic services, environmental conservation and reduction of social inequality. Therefore, the socio-environmental aspects are incorporated in BRAM’s business, whose mission has been to provide superior and sustainable returns in managing the investments of clients.

In 2018, the area managed R$606.8 billion, of which R$603.5 billion was evaluated taking into account ASG issues, representing 99.4% of total assets, significantly increasing the analyzed percentage since the beginning of the process of integrating ASG aspects with the evaluation of assets.

BRAM also conducts engagement activities for companies and business partners to adopt the best practices in their fields of business and annually discloses the results in the Transparency Report of the Principles for Responsible Investment (PRI), of which it is a signatory. Its professionals receive training on metrics and evaluation methodologies to transversally incorporate ASG aspects into investment decisions

126– Reference Form – 2019

7. Issuer's activities

Among the various products and services that are offered to clients is the ISE Fund, whose benchmark is B3’s Business Sustainability Index (ISE), with investments in shares of Companies that demonstrate a concern for sustainability; governance funds composed of shares of Companies that integrate B3’s Differentiated Corporate Governance Index (IGC); and the SRI (socially responsible investment) credit fund, the only one of its kind in the domestic market, of companies that show that they are better prepared for social and environmental challenges.

The application of the PRI, which takes place transversally to the activities of investment and relationship with BRAM’s stakeholders, has the following scope and practices:

  integration of ASG issues with the analysis and management of assets;
  involvement of investees;
  creation of a database of ASG information from investees;
  training of BRAM professionals in ASG issues and its importance to investment activities;
  institutional participation of BRAM in forums and work groups related to the issue of responsible investment; and
  flow of information from reporting on the increased application of the principles in the Organization to the PRI and BRAM.

For more information, the document is available at: https://www.bradescoasset.com.br.

Insurance

Grupo Bradesco Seguros works and contributes towards environmental, social and economic sustainability, as well as the creation of innovative sustainable solutions, capable of reducing risks. Therefore, since February 2015, Grupo Bradesco Seguros has integrated the Principles for Sustainability in Insurance (PSI), voluntary commitment of the United Nations Program for the Environment (UNEP FI) that seeks to maintain the continuous evaluation of demand for financial and insurance products that offer adequate solutions to the clients, both to boost a low carbon economy and protect them from the impacts or adapt them to the transformations originating from climate change.

Socioenvironmental management on operating activities

The management processes of the operations of the Bradesco Organization also consider socioenvironmental factors in their execution. Among them, we highlight:

  We consider the environmental issues and integrate them in the development of activities and, through the Eco-Efficiency Management Program, we invest in initiatives with specific goals to reduce the environmental impact of the Organization and contribute towards its operational efficiency. We have published, since 2006, our inventory of greenhouse gas emissions and we have the commitment to compensate, on an annual basis, the direct carbon emissions of the Organization.
  Our Supplier Management has socioenvironmental criteria for the homologation of every company that provides a service to Bradesco and periodically monitors any potential risks or effects under the socio-environmental aspect during the relationship with suppliers. Additionally, suppliers that are considered critical are submitted to socio-environmental auditing in order to identify, manage and mitigate the risks found, as well as promote the development of our suppliers.

c)     reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the activities

No reliance on patents, trademarks, licenses, concessions, franchises, contracts of royalties relevant to the development of the Bradesco activities.

7.6 - Relevant revenues coming from foreign countries

Bradesco does not get relevant revenues from its holdings in foreign countries.

127– Reference Form – 2019

7. Issuer's activities

7.7 - Effects of foreign control on activities

Since they do not provide relevant revenues, specific regulations of the countries where Bradesco has business do not have relevant impacts on the operations of the Bank.

7.8 - Socio-environmental policies

In relation to socio-environmental policies, indicate:

a)     if the issuer discloses social and environmental information

Bradesco's Integrated Report comprises financial and non-financial information (business, operational, environmental and governance) and presents a broad vision of our practice guidelines, corporate positioning, strategies and business outlooks, as well as our operations, initiatives and projects.

Our report also brings, in ther chapter on value generation model, information on the alignment between the activities of the Organization and the priority themes of the Objectives for Sustainable Development (OSD) of the United Nations (UN). Also, through icons throughout the publication we have signaled the content related to the capitals proposed by the integrated report and the stakeholders we relate to.

b)     the methodology followed in preparing such information

In 2018, we reviewed our Relevance Matrix, relying on the high commitment of our Board of Directors, Presidency and various stakeholders, including employees. The updated version of the Relevance Matrix presents graphically the most relevant and strategic themes of the Organization to be addressed in the disclosure of information to the market.

Our Integrated Report is elaborated on the basis current version of the Global Reporting Initiative (GRI), in its essential version, as well as on the structure of the integrated report, which was recommended by the International Integrated Reporting Council (IIRC).

c)     if this information is audited or reviewed by an independent entity

The process of preparation and the information published in the document were ensured by KPMG Auditores Independentes.

d)     the page on the internet where this information can be found

More information about the Integrated Report, and Bradesco’s policies, practices and rules, is available on: www.banco.bradesco/ri and/or www.bradescosustentabilidade.com.br.

7.9 - Other relevant information

There is no other information deemed relevant at this time.

128– Reference Form – 2019

8. Extraordinary business

8. Extraordinary business

8.1 - Extraordinary business

All disposals and acquisitions of assets that we consider relevant for the years 2018, 2017 and 2016 have been duly described in item 15.7 of this Reference Form.

8.2 - Significant alterations in the issuer's manner of conducting business

In the years 2018, 2017 and 2016 there were no significant alterations in the issuer's manner of conducting its business.

8.3 - Significant contracts not directly related to operating activities entered into by the issuer or by its subsidiaries

All contracts that we consider relevant for the years 2018, 2017 and 2016 have been duly described in item 15.7 of this Reference Form.

8.4 - Other relevant information

There is no other information deemed relevant at this time.

129– Reference Form – 2019

9. Relevant Assets

9. Relevant Assets

9.1 - Relevant non-current assets – others

a)     fixed assets, including those subject to rent or lease, identifying location

Description of fixed asset	Country of location	State of location	Municipality of location	Property type
Head Office – Cidade de Deus	Brazil	SP	Osasco	Rented
Alphaville Center	Brazil	SP	Barueri	Rented
Administrative Center – Tower	Brazil	SP	São Paulo	Rented
Prime Av. Paulista	Brazil	SP	São Paulo	Rented
Comenalle Building	Brazil	SP	São Paulo	Rented
Administrative Center – Palácio Avenida	Brazil	PR	Curitiba	Rented
Administrative Center – Vila Leopoldina	Brazil	SP	São Paulo	Rented
Santa Cecília	Brazil	SP	São Paulo	Rented
Nova Central	Brazil	SP	São Paulo	Rented
Administrative Center – Xaxim	Brazil	PR	Curitiba	Owned
Administrative Center – Kennedy Building	Brazil	PR	Curitiba	Owned
Administrative Center – Vila Hauer II	Brazil	PR	Curitiba	Owned

b)     intangible assets such as patents, trademarks, licenses, concessions, franchises and contracts of technology transfer, and the domain name on the internet

Reason for not completing the chart:

There are no non-current assets relevant to the development of the activities of Bradesco that fit in this item.

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9. Relevant Assets

c)     companies in which the issuer has participation:

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco BBI S.A.	06.271.464/0001-19	-	Subsidiary	Brazil	SP	Osasco	Investment bank	99.960000
31/12/2018	5.342300	0.000000	468,352,078.00	Market value
31/12/2017	40.167638	0.000000	0.00	Book value	31/12/2018	12,464,773,000.00
31/12/2016	22.168392	0.000000	344,458,698.91
Reasons for the acquisition and maintenance of such participation

The company is part of the strategy of the Bradesco Organization and was established with the purpose of consolidating, developing and bringing focus to new niches in the domestic and international capital market.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Cartões S.A.	59.438.325/0001-01	-	Subsidiary	Brazil	SP	Osasco	Cards	100.000000
31/12/2018	39.831369	0.000000	330,650,000.00	Market value
31/12/2017	52.511581	0.000000	-	Book value	31/12/2018	5,060,865,000.00
31/12/2016	-0.031426	0.000000	144,200,000.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization and was established in order to centralize and focus businesses related to credit card activity.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Banco Bradesco Financiamentos S.A.	07.207.996/0001-50	-	Subsidiary	Brazil	SP	Osasco	Banking	100.000000
31/12/2018	5.113810	0.000000	1,139,000,000.00	Market value
31/12/2017	4.220825	0.000000	-	Book value	31/12/2018	10,802,499,000.00
31/12/2016	2.181058	0.000000	623,850,000.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization, working mainly on vehicle financing and leasing activities to customers and not customers of the Bradesco Organization.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Administradora de Consórcios Ltda.	52.568.821/0001-22	-	Subsidiary	Brazil	SP	Osasco	Consortium Management	100.000000
31/12/2018	18.759274	0.000000	12,090,556.93	Market value
31/12/2017	47.203477	0.000000	10,522,323.72	Book value	31/12/2018	6,577,290,000.00
31/12/2016	20.097965	0.000000	30,000,000.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in consortium with the real estate, cars, trucks, tractors sectors, machinery and equipment.

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradesco Leasing S.A. - Arrendamento Mercantil	47.509.120/0001-82	1964-0	Subsidiary	Brazil	SP	Osasco	Leasing	100.000000
31/12/2018	-0.593857	0.000000	281,350,000.00	Market value
31/12/2017	3.525179	0.000000	19,652,551.05	Book value	31/12/2018	3,363,379,000.00
31/12/2016	5.501525	0.000000	28,050,000.00
Reasons for the acquisition and maintenance of such participation
The company is part of the strategy of the Bradesco Organization in the leasing sector.

131– Reference Form – 2019

9. Relevant Assets

Corporate name Fiscal year	CNPJ [Corporate Taxpayer's Registry] Book value variation %	CVM Code Market value variation %	Type of company Amount of dividends received (Reais)	Host country	Host state Date	Host city Amount (Reais)	Description of the activities carried out	Issuer participation (%)
Bradseg Participações S.A.	02.863.655/0001-19	-	Subsidiary	Brazil	SP	Osasco	Holding	100.000000
31/12/2018	0.969955	0.000000	4,344,741,650.50	Market value
31/12/2017	17.303597	0.000000	1,497,214,544.97	Book value	31/12/2018	30,127,826,000.00
31/12/2016	25.599978	0.000000	3,766,536,524.02
Reasons for the acquisition and maintenance of such participation

A company formed with the purpose of centralizing the entity’s share in the insurance, pension plan and capitalization sector, it owns 100% of shares in companies: Bradesco Auto /RE Companhia de Seguros; Bradesco Capitalização S.A.; Bradesco Saúde S.A.; Bradesco Seguros S.A.; and Bradesco Vida e Previdência S.A.

9.2 - Other relevant information

Item 9.1.a)

The properties described in item 9.1.a regarded as “rented” property, are properties owned by companies controlled by Bradesco.

Item 9.1.c)

The amount of received dividends and interest on shareholders’ equity, the net income tax is to be considered.

These are the events that impacted the variations of the accounting value of each Company presented:

Bradesco BBI:

•        According to the Special Shareholders' Meeting held on November 30, 2017, the Protocol and Justification of Merger was approved between Banco Bradesco BBI S.A. (Acquiring Company) and Banco Boavista Interatlântico S.A. (Acquired Company), signed on November 28, 2017, the share capital of BBI increased in R$2,451,943 thousand, raising it to R$7,321,943 thousand, upon issuance of 1,330,764,116 common shares, nominative-book-entry, with no par value, attributed to its sole shareholder, Banco Bradesco S.A.; and

•        On May 31, 2016, the Central Bank approved the minutes of the Annual and Special Shareholders’ Meeting of April 25, 2016, which resolved to increase the share capital by R$571 thousand, increasing it from R$4,537,929 thousand to R$4,538,500 thousand, without issuing shares, through the capitalization of a portion of the balance of the account “Capital Reserve – Goodwill on the subscription of shares”, and by R$331,500 thousand, increasing it from R$4,538,500 thousand to R$4,870,000 thousand, by issuing 223,211,285 registered common shares, with no par value.

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9. Relevant Assets

Bradesco Cartões S.A.:

•        It was approved by the Central Bank on June 13, 2018, the Annual and Special Shareholders' Meeting held on April 30, 2018 which decided the increase of the share capital by R$638,334 thousand through capitalization of part of the balance of the "Profit Reserves - Statutory" account, without issuance of new nominative-book-entry shares;

•        It was approved by the Central Bank on May 29, 2017, the Annual and Special Shareholders' Meeting held on February 13, 2017 which decided the increase of the share capital by R$133.788 thousand, showing an increase of R$1,361,666 thousand, upon issuance of 125,954,216 new nominative-book-entry shares, with no par value, being 62,977,108 common shares and 62,977,108 preferred shares;

•        On November 4, 2016, the Central Bank approved the minutes of the Annual and Special Shareholders’ Meeting of October 7, 2016, which resolved to increase the share capital of R$17,878 thousand through the incorporation of a demerged portion of the equity of HSBC Bank S.A. – Banco Múltiplo, by issuing 15,988,491 new shares, of which 7,994,246 are common and 7,994,245 are preferred; and

•        On May 24, 2016, the Central Bank approved the minutes of the Annual and Special Shareholders’ Meeting of April 27, 2016, which resolved to increase the share capital of R$42,000 thousand through the capitalization of a portion of the balance “Profit Reserve – Statutory Reserve”, without issuing shares.

Bradesco Administradora de Consórcios Ltda.:

•        On December 15, 2017 the Private Instrument of Amendment of the Bylaws, approved by the Central Bank on January 29, 2018, decided the increase of the share capital by R$1,010,200 thousand, being R$450,000 thousand upon through the capitalization of a portion of the account balance of the "Profit Reserve – Statutory", and R$560,200 thousand due to dividends declared in the Minutes of the Shareholders Meeting held on May 2, 2017;

•        On April 30, 2017 the Private Instrument of Amendment of the Bylaws, approved by the Central Bank on July 5, 2017, decided the increase of the share capital in R$370,000 thousand, due to dividends declared in the Instrument of Amendment of the Bylaws of April 29, 2016;

•        On April 28, 2017, an Instrument of Protocol and Justification of Incorporation of Kirton Administradora de Consórcio Ltda. was signed by Bradesco Administradora de Consórcios Ltda., for the transfer of the quota of the Shareholders’ Equity from Kirton Consórcio to Bradesco Consórcios, based on specific Balance Sheets prepared on December 31, 2016. Due to the incorporation, Bradesco Administradora de Consórcios Ltda., took over the management of 134 groups of consortia from Kirton Administradora de Consórcio Ltda.; and

•        On April 29, 2016, the Private Instrument of Amendment of the Bylaws of the Company decided to increase the capital share by R$170,000 thousand, raising it from R$1,300,000 thousand to R$1,470,000 thousand, through the capitalization of a portion of the account balance of the "Profit Reserve – Statutory", to the amount of R$170,000 thousand, with the creation of 170,000,000 quotas, with a nominal value of R$1.00 each, assigned to the quotaholder Bradesco and approved by the quotaholder Banco Alvorada S.A. (a subsidiary of Bradesco). The process was approved by the Central Bank on May 31, 2016.

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9. Relevant Assets

Bradesco Leasing S.A. – Arrendamento Mercantil:

•        On November 4, 2016, the Central Bank approved the minutes of the Special Shareholders’ Meeting of the Board of Directors held on October 7, 2016, which resolved to increase the share capital of R$22,267 thousand through the incorporation of a demerged portion of the equity of HSBC Bank S.A. – Banco Múltiplo, by issuing 163 new shares.

Bradseg Participações S.A.:

•        On October 26, 2018, the Special Shareholders’ Meeting resolved a capital increase in the amount of R$3,209 thousand, from R$17,405,580 thousand to R$17,408,789 thousand, with issuing of 1 new common share, book-entry, without par value, at the price of R$4,158 thousand, by the shareholder Bradesco S.A. and approved by Tapajós Holding Ltda. The increase occurred after the restructuring from BSP – Migration of Properties (HSBC) of Banco Bradesco to the SPEs that will be under the management of the Insurance Group/BSP;

•        On September 14, 2018, the Special Shareholders’ Meeting resolved a capital increase in the amount of R$405,580 thousand, from R$17,000,000 thousand to R$17,405,580 thousand, with the issuance of 97 new common shares, book-entry, without par value, at the price of R$4,158 thousand, by the shareholder Bradesco S.A. and the approval of Tapajós Holding Ltda.;

•        On March 20, 2018, the Special and Annual Shareholders’ Meeting resolved a capital increase in the amount of R$2,526,060 thousand, from R$14,473,940 thousand to R$17,000,000 thousand, without issuing shares, through the capitalization of part of the balance of the account “Statutory Profits Reserve”;

•        On October 26, 2017, in the Special Shareholders’ Meeting was decided the increase of the share capital by R$299,710 thousand, raising from R$14,174,230 thousand to R$14,473,940 thousand, issuing 77 new common shares, nominative book-entry, with no par value amounting R$3,892 thousand, by the shareholder Bradesco S.A., approved by Tapajós Holding Ltda.;

•        On June 30, 2017, in the Special Shareholders’ Meeting was decided the increase of the share capital by R$174,230 thousand, raising from R$14,000,000 thousand to R$14,174,230 thousand, issuing 49 new common shares, nominative book-entry, with no par value amounting R$3,584 thousand, by the shareholder Bradesco S.A., approved by Tapajós Holding Ltda.; and

•        On April 24, 2017, in the Annual and Special Shareholders’ Meeting was decided the increase of the share capital by R$2,050,000 thousand, raising from R$11,950,000 thousand to R$14,000,000 thousand, without any issuance of shares, through the capitalization of a portion of the account balance of the "Profit Reserve – Statutory".

134– Reference Form – 2019

10. Officers´Notes

10. Officers’ Notes

10.1 - General Financial and Equity Conditions

a)     general financial and equity conditions

The Officers of the Organization understand that the Company has all financial and asset conditions to ensure the compliance with obligations, guaranteeing the business expansion in the short- and long-terms.

The Officers’ analysis is based on information from the last three financial statements on the balance sheet date, as follows:

2018

The uncertainties of the economic agents increased volatility in the global and domestic financial markets in 2018. Themes such as commercial discussions, standardization of the US monetary policy and geopolitical risks were on the radar, affecting the prices of assets of emerging countries. Brazil, despite the good foundations of its external accounts, was influenced by this adverse international environment. Even though the annual expansion of the Brazilian economy has remained on a very close level to the one observed in 2017, the recovery was more disseminated, both sector and regional based.

Looking ahead, the Country is in a cyclic position favorable to the faster growth pace, including more beneficial financial conditions. Inflation and interest at a lower level, unleveraged families and companies, low levels of delinquency ratios and space for the demand expansion are favorable vectors for a more intense growth in 2019, which may be boosted at the recovery of the structural reform agenda, with positive impacts over the confidence of businessmen and consumers.

We evaluated that there are indicators to boost employment, income, credit and investments, as the maintenance of the credible and sustainable economic policies should avoid inflationary pressures originating from this recovery. It is fundamental, therefore, for Brazil to advance in its agenda, comprising macro and microeconomic aspects, preparing for an international environment that should remain challenging in the coming quarters.

The Recurring Net Income attributable to shareholders was R$16.584 billion in the fiscal year, equivalent to a profitability of 13.4% over the average shareholders’ equity. The return on Average Total Assets was 1.3%. The consolidated shareholders’ equity attributed to controlling shareholders reached R$124.275 billion and the total of the assets stood at R$1.306 trillion.

Credit Operations and Fundraising and Management of Resources

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

Below we have listed the performance of our loans and fundraising sources:

•        R$411.493 billion was the balance, at year-end, of the loans and advances to customers, with a net allowance for losses, which presented an increase of 10.1% compared to the previous period, with a highlight to the increases of: (i) 15.8% in the Payroll Deductible Loans operations; (ii) 13.6% in real estate financing for individuals; (iii) 25.6% in vehicle financing; (iv) 25.3% in export/import operations; and (v) 6.1% in working capital for companies;

•        R$340.748 billion in deposits from clients, including: demand deposits, saving deposits and time deposits, presenting a 30.1% increase compared to the previous year;

135– Reference Form – 2019

10. Officers´Notes

•        R$251.578 billion in technical provisions for insurance and pension plans, a 5.2% increase compared to the previous year;

•        R$247.314 billion in deposits from banks, including: demand and interbank deposits, funding in the open market and loans and onlending, which presented a 13.5% decrease compared to 2017;

•        R$53.643 billion in subordinated debt, R$40.002 billion being issued in Brazil and R$13.641 billion issued abroad, an increase of 6.9% in the total balance; and

•        R$148.029 billion in resources from the issuing of securities, of which R$143.628 billion is issued in the country and R$4.401 billion is issued abroad.

In December 2018, our market value, considering the closing prices of the common and preferred shares, totaled R$242.606 billion, an increase of 21.0% in comparison to December 2017, representing 2 times the Shareholder's Equity of December 2018.

2017

The Recurring Net Income attributable to shareholders was R$17.089 billion in the financial year, equivalent to a profitability of 15.7% over the average Shareholders’ Equity. The return on Average Total Assets was 1.4%. The consolidated shareholders’ equity attributed to controlling shareholders reached R$117.404 billion and total of the assets stood at R$1.224 trillion.

Loan Operations and Fundraising and Resource

Bradesco, attentive to the challenging scene of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

Details of performance on our loans and our sources of funding are given below:

•        R$346.758 billion was the balance, at year-end, of the loans and advances to customers, with a net allowance for losses, which presented a decrease of 5.6% compared to the previous period, impacted mainly by loans and advances to Corporate Customers, highlighting the working capital products and BNDES/Finame onlendings and export financing;

•        R$285.957 billion in deposits from banks, including: demand and interbank deposits, funding in the open market and loans and onlending, which presented a 5.2% decrease compared to 2016;

•        R$262.008 billion in deposits from clients, including: demand deposits, saving deposits and time deposits, presenting a 12.6% increase compared to the previous year;

•        R$239.090 billion in technical provisions for insurance and pension plans, a 10.8% increase compared to the previous year;

•        R$50.179 billion in subordinated debt, R$38.542 billion being issued in Brazil and R$11.637 billion issued abroad; and

•        R$135.174 billion in funds from the issuance of securities, with R$131.933 billion being issued in Brazil and R$3.241 billion issued abroad.

At the close of the fiscal year of 2017, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$200.521 billion, an increase of 24.7% in 2017, representing 1.7 times the consolidated shareholders’ equity attributed to controlling shareholders on December 31, 2017.

136– Reference Form – 2019

10. Officers´Notes

2016

The Recurring Net Income attributable to shareholders was R$17.894 billion in the financial year, equivalent to an annualized profitability of 18.6% over the average Shareholders’ Equity. The annualized return on Average Total Assets was 1.5%. The consolidated shareholders’ equity attributed to controlling shareholders amounted to R$105.302 billion and total of the assets stood at R$1.192 trillion.

Loan Operations and Fundraising and Resource Management

Bradesco, attentive to the challenging landscape of the credit market, constantly monitors its loan portfolios in order to keep its policy up to date and in line with the current economic situation, supporting the expansion and diversification of the supply in various channels of distribution, which cover the Network of Branches, Banking Correspondents, and Digital Channels. These differentials have contributed to the achievement of loans and direct financing or in strategic partnerships with the various business chains.

Details of performance on our loans and our sources of funding are given below:

  R$367.303 billion was the balance, at year-end, of the loans and advances to customers, with a net allowance for losses, which presented a growth of 6.5% compared to the previous period, which was partially impacted by the effect of the consolidation of HSBC Brasil, highlighting the following products: real estate financing; personal loans, credit card and export financing;
  R$301.663 billion in deposits from banks, including: demand and interbank deposits, funding in the open market and loans and onlending, which presented a 2.6% increase compared to 2015;
  R$232.748 billion in deposits from clients, including: demand deposits, saving deposits and time deposits, a 19.7% increase compared to the previous year;

•    R$215.840 billion in technical provisions for insurance and pension plans, a 26.3% increase compared to the previous year;

•    R$52.611 billion in subordinated debt, R$41.156 billion being issued in Brazil and R$11.455 billion issued abroad; and

  R$151.102 billion in funds from the issuance of securities, with R$144.585 billion being issued in Brazil and R$6.072 billion being issued abroad. This presented a 37.6% increase compared to the previous year, highlighting an R$36.8 billion increase of financial bills and the consolidation of HSBC Brasil.

At the close of the financial year of 2016, the market value of Bradesco, considering the closing prices of the common and preferred shares, totaled R$160.813 billion (an increase of 60.7% compared to 2015), representing 1.5 times the consolidated Shareholders’ Equity attributed to controlling shareholders on December 31, 2016.

137– Reference Form – 2019

10. Officers´Notes

The following are our key indicators:

It is important to highlight that the comments, in relation to the return on average shareholders' equity (“ROAE”) and the return on average assets (“ROAA”), are presented in item 10.1.h. Other analyses that are relevant to our financial and economic conditions related to liquidity sources and levels of indebtedness are presented in items 10.1.d, 10.1.e, 10.1.f and 10.1.h.

  Basel Index

Brazilian financial institutions are subject to methodology for capital metrics and levels based on a risk-weighted asset index. The parameters of this methodology resemble the international framework for minimum capital measurements adopted for the Basel Accord. Starting in October 2013, the implementation of a new capital structure began in Brazil. The Central Bank, through CMN Resolution No. 4,192/13, set out the new methodology for calculating the Capital (“PR” – Patrimônio de Referência), superseding CMN Resolution No. 3,444/07. Since then, the Capital (PR) started being calculated based on CMN Resolution No. 4,192/13, which determined that the elaboration be made based on the "Prudential Conglomerate", as per January 2015.

The calculation of our Basel Ratio is shown below:

				R$ million
Calculation Basis	Basel III			Variation
	Prudential Conglomerate
	Dec18	Dec17	Dec16	Dec18 x Dec17		Dec17 x Dec16
				R$	%	R$	%
Capital - PR	117,940	104,673	101,127	13,267	12.7	3,546	3.5
Tier I	90,322	80,085	78,763	10,237	12.8	1,322	1.7
Common equity	81,090	75,080	73,747	6,010	8.0	1,333	1.8
Shareholders’ equity	121,121	110,457	100,442	10,664	9.7	10,015	10.0
Non-controlling interests / Other	170	69	61	101	146.4	8	13.1
Prudential adjustments as Resolution No. 4,192/13	(40,200)	(35,446)	(26,756)	(4,754)	13.4	(8,690)	32.5
Additional capital (1)	9,232	5,005	5,016	4,227	84.5	(11)	(0.2)
Tier II	27,618	24,588	22,364	3,030	12.3	2,224	9.9
Subordinated debt (according to Resolution No. 4,192/13)	22,417	16,947	9,804	5,470	32.3	7,143	72.9
Subordinated debt (prior Resolution No. 4,192/13)	5,201	7,641	12,560	(2,440)	(31.9)	(4,919)	(39.2)
Risk-weighted assets - RWA	661,616	611,442	656,189	50,174	8.2	(44,747)	(6.8)
Credit risk	598,058	554,929	589,977	43,129	7.8	(35,048)	(5.9)
Operational Risk	53,151	47,605	50,444	5,546	11.7	(2,839)	(5.6)
Market risk	10,407	8,908	15,768	1,499	16.8	(6,860)	(43.5)
Total Ratio	17.8%	17.1%	15.4%	0.7	p.p.	1.7	p.p.
Tier I capital	13.7%	13.1%	12.0%	0.6	p.p.	1.1	p.p.
Common equity	12.3%	12.3%	11.2%	-		1.1	p.p.
Additional capital	1.4%	0.8%	0.01	0.6	p.p.	-
Tier II capital	4.2%	4.0%	3.4%	0.2	p.p.	0.6	p.p.
Subordinated debt (according to CMN Resolution No. 4,192/13)	3.4%	2.8%	1.5%	0.6	p.p.	1.3	p.p.
Subordinated debt (prior to CMN Resolution No. 4,192/13)	0.8%	1.2%	1.9%	(0.4)	p.p.	(0.7)	p.p.
(1) It includes subordinated perpetual debts issued in 4Q18, in the amount of R$4.2 billion, that were approved and authorized by Central Bank, to compose the additional capital.

The growth of capital tier ratios, in the comparison between the years of 2018, 2017 and 2016, is related to the net income growth, which exceeded the negative impacts of the prudential adjustments, as defined in Resolution No. 4,192/13, gradually going from 60%, in 2016, to 80%, in 2017, and reached 100% in 2018. In addition, in 2018, we issued subordinated perpetual debts in the amount of R$4.2 billion to compose the additional capital in tier I and subordinated debts for the recomposition of tier II capital, in both cases, approved and authorized by the Central Bank.

  Operating Coverage Ratio

138– Reference Form – 2019

10. Officers´Notes

R$ million
Calculation Basis	2018	2017	2016	Variation
				2018 x 2017		2017 x 2016
				R$	%	R$	%
Personnel expenditure	(18,871)	(20,723)	(17,004)	1,852	(8.9)	(3,719)	21.9
Administrative Expenses	(16,874)	(16,882)	(16,150)	8	-	(732)	4.5
Total (A)	(35,745)	(37,605)	(33,154)	1,860	(4.9)	(4,451)	13.4
Net fee and commission income (B)	23,832	22,749	20,341	1,083	4.8	2,408	11.8
Operating Coverage Ratio (B)/(A)	66.7%	60.5%	61.4%	6.2 p.p.		-0.9 p.p.

In a comparison between 2018 and 2017, the scenario of improvement, which demonstrated an increase of 6.2 p.p. in this indicator in 2018, shows evidence of the benefits captured by the PDVE, gains in synergy originating from the incorporation of HSBC Brasil and the strategy of optimization of costs and of points of service, in addition to the highest contributions originating from income from services and commissions, a reflection of the positive results from the process of segmentation of clients and the efficiency obtained in the management and offer of products and services.

In a comparison between 2017 and 2016, the operational coverage ratio showed a decrease, due to the effect of PDVE in 2017, which impacted personnel costs in the sum of R$2.3 billion. Excluding this effect, the index would be 64.4%.

Regarding the variations presented for fee and commission income, payroll and related benefits and administrative expenses comments are included in item 10.1.h.

    III.      Indicators of loans and overdue advance payments and loss expected from loans and advance payments

We will only use some indicators to monitor and support the decision-making process in relation to the credit operations and advance payments, which include the levels of allocated losses, sums of overdue loans, among others. It is important to highlight that, in 2018 we adopted IFRS 9 – Financial Instruments, pronouncement that replaces IAS 39, containing a new approach in relation to the themes of classification and measurement of financial assets and liabilities, impairment methodology, from losses incurred to expected losses, and hedge accounting. This adoption was in effect from January 1, 2018, with this, in some tables across this item, in the cases where there was an impact from the adoption of the IFRS 9, the consolidated values for 2018 are not comparable to previous periods.

139– Reference Form – 2019

10. Officers´Notes

The following tables show a summary of our loans and advances indicators:

				R$ million (unless otherwise stated)
Indicators of losses on loans and advances and non-performing loans overdue for over 60 days	2018	2017	2016	Horizontal Analysis
				2018 x 2017		2017 x 2016
				R$	%	R$	%
Non-performing loans and advances to customers, over 60 days	17,403	20,783	23,374	(3,380)	(16.3)	(2,591)	(11.1)
Foreclosed assets	1,353	1,521	1,579	(168)	(11.0)	(58)	(3.7)
Total non-performing loans and advances to customers and foreclosed assets	18,757	22,304	24,953	(3,547)	(15.9)	(2,649)	(10.6)
Total loans and advances to customers	411,493	373,814	392,084	37,679	10.1	(18,270)	(4.7)
Impairment of loans and advances	31,105	-	-	-	-	-	-
Expected credit losses for loans and advances	-	27,056	24,781	-	-	2,275	9.2
Non-performing loans and advances as a percentage of total loans and advances to customers	4.2	5.6	6.0	-1.4 p.p.		-0.4 p.p.
Non-performing loans and advances and foreclosed assets as a percentage of total loans and advances to customers	4.6	6.0	6.4	-1.4 p.p.		-0.4 p.p.
Impairment of loans and advances as a percentage of total loans and advances	-	7.2	6.3	-		0.9 p.p.
Expected credit losses for loans and advances as a percentage of total loans and advances	7.6	-	-	-		-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers	-	130.2	106.0	-		24.2 p.p.
Expected credit losses for loans and advances as a percentage of nonperforming loans and advances to customers	178.7	-	-	-		-
Impairment of loans and advances as a percentage of non-performing loans and advances to customers and foreclosed assets	-	121.3	99.3	-		22.0 p.p.
Expected credit losses for loans and advances as a percentage of nonperforming loans and advances to customers and foreclosed assets	165.8	-	-	-		-
Net charge-offs for the period as a percentage of the average balance of loans and advances to customers (including non-performing loans and advances)	3.1	3.8	4.1	-0.7 p.p.		-0.3 p.p.

						R$ million
Changes of balance for impairment of loans and advances	2018	2017	2016	Horizontal Analysis
				2018 x 2017		2017 x 2016
				R$	%	R$	%
Impairment provision of loans and advances at the beginning of the year (IAS 39)	27,056	24,781	25,455	2,275	9.2	(674)	(2.6)
Impacts of the application of IFRS 9	1,174	-	-	-	-	-	-
Adjusted balance in the beginning of the period	28,229	-	-	-	-	-	-
Expected credit loss for loans and advances	14,477	-	-	-	-	-	-
Net impairment losses on loans and advances	-	16,861	15,350	-	-	1,511	9.8
Expected credit loss on renegotiated loans	7,147	7,035	5,508	112	1.6	1,527	27.7
Loan charge-offs	(18,748)	(21,621)	(21,532)	2,873	(13.3)	(89)	0.4
Balance of expected credit losses for loans and advances	31,105	-	-	-	-	-	-
Balance of impairment provision of loans and advances	-	27,056	24,781	-	-	2,275	9.2
Ratio of net impairment losses on loans and advances to average loans and advances to customers	3.9	-	-	-	-	-	-
Ratio of expected credit losses for loans and advances to average loans and advances to customers	-	4.4	3.9	-		0.5 p.p.

140– Reference Form – 2019

10. Officers´Notes

In the comparison between the years of 2018 and 2017, the balance of loss of loans and advances increased by 15.0%, accounting for, in 2018, 7.6% of the total of loans and advances to customers (2017 – 7.2% and 2016 – 6.3%). This increase is mainly due to the adoption of the IFRS 9 (expected losses) replacing the IAS 39 (losses incurred), which, in addition to the effect of the initial adoption, in the amount of R$1,174 million, required a higher provision for the operations during 2018.

In the comparison between 2017 and 2016, the income from the impairment losses of loans and advances increased 9.2%. This increase was mainly due to the increase of 9.8% in the expenses with impairment losses of loans and advances and 27.7% in the loans recovered.

Despite the model of loss expected requiring a higher level of provisioning in relation to the previous model, the expenses with losses in loans reduced 14.1% in the comparison between the years of 2018 and 2017. This reduction is related to the improvement of the quality of our operations, whose level of loans and advances to clients delinquent for more than 60 days which, in 2018, has decreased 16.3%, representing 4.2% of the total of the operations (2017 – 5.6% and 2016 – 6.0%). We also highlight that our level of losses with loans, defined as the value of net loan write-offs in relation to the average balance of the loans and advances to clients reduced to 3.1% in 2018 (2017 – 3.8% and 2016 – 4.1%).

We believe that the sum of our expected loss from loans and advances is sufficient to cover future losses, which can be evidenced, among other indicators, by our coverage index, measured by the total loss expected in relation to the total for overdue operations, which at the end of 2018 was of 178.7% (2017 – 130.2% and 2016 – 106.0%).

b)     capital structure

            Analyzing the following tables, we understand that the bank’s current capital structure is adequate and consistent with our business expansion strategy. The largest funding source for our operations is from third-party capital.

Over the last three years, Bradesco has kept its proportion of capital held by third parties over 90%, which is seen as a normal level for institutions in the financial intermediation business.

			R$ billion
Capital Structure	Dec18	Dec17	Dec16
Capital Share	67.1	59.1	51.1

			In thousands
Number of Shares (1)	Dec18	Dec17	Dec16
Common	3,359,929	3,054,481	2,776,801
Preferred	3,359,929	3,054,481	2,776,801
Total	6,719,858	6,108,962	5,553,602
Treasury Stocks (ON - Common)	5,536	5,032	4,575
Treasury Stocks (PN - Preferred)	20,741	18,856	17,142
Subtotal – Outstanding shares	6,693,581	6,085,074	5,531,885
(1) Excluding bonuses and stock splits during the period.

141– Reference Form – 2019

10. Officers´Notes

	R$ million
Standard of Financing	2018	% in relation to total liabilities	2017	% in relation to total liabilities	2016	% in relation to total liabilities
Shareholders' equity attributable to controlling shareholders	124,275	9.5%	117,404	9.6%	105,302	8.8%
Third-Party Portfolio (1)	1,181,269	90.5%	1,106,949	90.4%	1,086,728	91.2%
Total liabilities	1,305,544	100.0%	1,224,353	100.0%	1,192,030	100.0%
(1) Adjusted total liabilitiess excluding shareholder´s equity.

c)     capacity to pay financial commitments

The Officers understand that the operations shown in the balance sheet by terms, presented below for the last three fiscal years, show that Bradesco has a comfortable liquidity margin to honor its obligations in the short-term. It is worth highlighting that the management policy is regularly reviewed to ensure sufficient liquidity to honor withdrawals, deposits, repay other obligations at maturity, extend loans or other forms of credit to its customers and meet its own needs of working capital for investment.

We highlight that as mentioned, with the adoption of IFRS 9, in force as per January 1, 2018, the tables in the cases in which there was the impact of the adoption, the consolidated values for 2018 are not comparable with previous periods.

The following table shows the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the date of the consolidated financial statements:

142– Reference Form – 2019

10. Officers´Notes

Consolidated Statement of Financial Position presented by maturity (in accordance with International Financial Reporting Standards – IFRS):

R$ million
	1 to 30 days			31 to 180 days			181 to 360 days			1 to 5 years			More than 5 years			Maturity not stated			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Assets
Cash and balances with banks	107,210	81,743	72,555	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	107,210	81,743	72,555
Financial assets at fair value through profit or loss	3,129	-	-	3,917	-	-	5,425	-	-	164,554	-	-	61,991	-	-	7,145	-	-	246,161	-	-
Financial assets at fair value through other comprehensive income	17,263	-	-	44,289	-	-	14,212	-	-	67,290	-	-	24,067	-	-	10,929	-	-	178,051	-	-
Loans and advances to financial institutions, net of provision for losses	62,061	-	-	92,247	-	-	52,642	-	-	124,423	-	-	49,014	-	-	-	-	-	380,387	-	-
Loans and advances to customers, net of provision for losses	32,770	-	-	68,355	-	-	1,831	-	-	2,292	-	-	-	-	-	-	-	-	105,249	-	-
Securities, net of provision for losses	1,040	-	-	2,362	-	-	855	-	-	91,923	-	-	44,424	-	-	-	-	-	140,605	-	-
Financial assets held for trading	-	15,182	18,475	-	10,935	6,769	-	5,501	9,759	-	146,527	134,590	-	56,173	35,837	-	7,392	7,710	-	241,710	213,140
Financial assets available for sale	-	2,422	5,629	-	9,393	2,128	-	19,352	4,149	-	83,816	60,252	-	33,392	31,143	-	11,038	9,818	-	159,413	113,119
Investments held to maturity	-	8	-	-	2	-	-	19	-	-	10,285	12,932	-	28,692	30,070	-	-	-	-	39,006	43,002
Financial assets pledged as collateral	-	25,978	83,647	-	111,922	3,395	-	2,544	1,905	-	40,965	48,753	-	2,566	17,587	-	-	-	-	183,975	155,287
Loans and advances to banks	-	23,137	88,759	-	3,544	2,545	-	3,387	2,121	-	1,754	1,399	-	425	14	-	-	-	-	32,248	94,838
Loans and advances to customers	-	55,830	58,151	-	80,716	87,409	-	51,526	54,879	-	114,151	125,744	-	44,535	41,119	-	-	-	-	346,758	367,303
Other financial assets (1)	29,524	25,376	25,658	134	1,341	633	131	1,808	287	11,910	11,323	10,384	2,193	1,872	2,208	-	-	-	43,893	41,719	39,171
Total financial assets	252,998	229,675	352,874	211,304	217,853	102,879	75,097	84,137	73,100	462,393	408,822	394,054	181,689	167,655	157,978	18,074	18,430	17,528	1,201,556	1,126,572	1,098,414
Percentage in relation to Total	21.1	20.4	32.1	17.6	19.3	9.4	6.2	7.5	6.7	38.5	36.3	35.9	15.1	14.9	14.4	1.5	1.6	1.6	100.0	100.0	100.0
Liabilities
Financial liabilities at amortized cost
- Deposits from banks	193,136	197,177	162,977	20,377	29,641	63,418	13,490	31,590	19,851	15,647	22,221	50,045	4,664	5,329	5,371	-	-	-	247,314	285,957	301,663
- Deposits from customers (2)	154,047	142,526	137,253	15,639	11,401	15,331	42,076	10,532	9,458	128,960	97,523	70,642	26	27	64	-	-	-	340,748	262,008	232,748
- Funds from issuance of securities	2,598	3,423	7,295	29,410	31,300	45,280	34,192	48,540	40,141	81,109	51,143	57,238	720	768	1,148	-	-	-	148,029	135,174	151,102
- Subordinated debt	7	739	427	150	9,429	3,905	6,305	641	7,068	22,493	20,767	21,554	15,434	18,604	19,657	9,255	-	-	53,643	50,179	52,611
Other financial liabilities (3)	38,764	43,606	41,548	11,791	8,786	9,026	4,718	2,290	2,516	3,672	3,711	3,838	3,653	4,046	4,664	-	-	-	62,598	62,440	61,591
Financial liabilities at fair value through profit or loss	15,067	-	-	374	-	-	162	-	-	177	-	-	372	-	-	-	-	-	16,152	-	-
Financial liabilities held for trading	-	13,552	12,429	-	202	535	-	81	280	-	135	193	-	305	-	-	-	-	-	14,275	13,435
Provision for Expected Loss
- Loan Commitments	-	-	-	-	-	-	-	-	-	2,552	-	-	-	-	-	-	-	-	2,552	-	-
- Financial guarantees	-	-	-	-	-	-	-	-	-	719	-	-	-	-	-	-	-	-	719	-	-
Insurance technical provisions and pension plans (2)	216,282	207,500	182,740	2,347	2,412	3,342	939	939	1,307	32,010	28,239	28,451	-	-	-	-	-	-	251,578	239,090	215,840
Total Financial Liabilities	619,901	608,523	544,668	80,089	93,169	140,837	101,882	94,613	80,620	287,338	223,740	231,961	24,870	29,079	30,905	9,255	-	-	1,123,334	1,049,124	1,028,990
Percentage in relation to Total	55.2	58.0	52.9	7.1	8.9	13.7	9.1	9.0	7.8	25.6	21.3	22.5	2.2	2.8	3.0	0.8	-	-	100.0	100.0	100.0

(1) Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;
(2) Demand and savings deposits and technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and
(3) Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

143– Reference Form – 2019

10. Officers´Notes

d)     financing sources used for working capital and investments in non-current assets

Principal Sources of Funding (in accordance with the International Financial Reporting Standards – IFRS)

									R$ million
	2018	2017	2016	Vertical Analysis %			Horizontal Analysis
				2018	2017	2016	2018 x 2017		2017 x 2016
							R$	%	R$	%
Interbank deposits	411	2,169	589	-	0.2	0.1	(1,758)	(81.1)	1,580	268.3
Savings deposits	111,171	103,333	97,089	9.4	9.3	8.9	7,838	7.6	6,244	6.4
Time deposits	195,399	125,617	103,138	16.5	11.4	9.5	69,782	55.6	22,479	21.8
Repurchase Agreements	190,912	233,468	241,979	16.2	21.1	22.3	(42,556)	(18.2)	(8,511)	(3.5)
Borrowings and onlendings	54,851	49,291	58,196	4.6	4.5	5.4	5,560	11.3	(8,905)	(15.3)
Funds from securities issued	148,029	135,174	151,102	12.5	12.2	13.9	12,855	9.5	(15,928)	(10.5)
Subordinated debt	53,643	50,179	52,611	4.5	4.5	4.8	3,464	6.9	(2,432)	(4.6)
Insurance technical provisions and pension plans	251,578	239,090	215,840	21.3	21.6	19.9	12,488	5.2	23,250	10.8
Total interest-bearing liabilities	1,005,995	938,320	920,544	85.2	84.8	84.7	67,675	7.2	17,776	1.9
Demand deposits	35,318	34,089	33,420	3.0	3.1	3.1	1,229	3.6	669	2.0
Other non-interest-bearing liabilities	139,555	134,251	132,587	11.8	12.1	12.2	5,304	4.0	1,664	1.3
Total non-interest-bearing liabilities	174,873	168,340	166,007	14.8	15.2	15.3	6,533	3.9	2,333	1.4
Total	1,180,868	1,106,660	1,086,550	100.0	100.0	100.0	74,208	6.7	20,110	1.9

Deposits

Deposits accounted for 29.0% of all obligations in December 2018. Our deposits consist of real-denominated interest-bearing time and savings deposits as well as real-denominated non-interest-bearing demand deposits.

Funding in the open market

Funding in the open market consist mainly of funds we obtained from banks in the market by selling securities with agreements to repurchase. In the comparative between December 2018, 2017 and 2016 the balance of funds obtained in open market showed a reduction. It is important to highlight the effects of the suitability to Resolution No. 4,527/16, which changed the way of using securities issued by institutions linked to the conglomerate, as guarantees in committed transactions, with an impact, mainly, on the balance of debentures.

Loans and onlending

The obligations for loans are constituted, mainly, with the funding of lines obtained from correspondent banks for import and export financing. Our access to this source of resources has been continuous and the funds occur with rates and terms according to market conditions.

The obligations with transfers consist in resources for local transfers, in which we borrow from entities and national government agencies for onlending to Brazilian companies, for investments in installations, equipment, agriculture, among others.

On December 31, 2018, the balance of our obligations with loans and transfers totalled R$54,851 million, an increase of R$5,560 million in relation to December 31, 2017. The increase was attributed largely to the increase of R$11,162 million in obligations with loans and transfers abroad from R$18,519 million in 2017, to R$29,681 million in 2018.

In the comparison between 2017 and 2016, the balance of loans and onlendings decreased due to the decrease in the balance in loans and onlendings denominated and/or indexed in foreign currency and drop in the volume of funds raised by loans and onlendings in the country, particularly through Finame and BNDES operations.

144– Reference Form – 2019

10. Officers´Notes

Funds from securities issued

Funds from securities issued consist of: (i) financial bills, (ii) mortgage bonds, (iii) agribusiness notes (letras de agronegócio); (iv) euronotes;and (v) securities issued through securitization.

The increase of our resources from the issuing of securities in the comparative between the balances of December 2018 and 2017, was influenced by the increase of resources obtained by issuing financial bills and agribusiness bills. It is worth highlighting that in 2018 we captured guaranteed real estate credit bills, according to the requirements determined by Resolution No. 4,598/17 of the Central Bank

In the comparative between 2017 and 2016, the drop in our resources from the issuing of securities was influenced by the reduction of resources obtained by issuing financial bills and bills issued abroad partially offset by the increase of resources obtained from the issuing of agribusiness bills.

Subordinated debt

The variations presented in the balances of December 2018, 2017 and 2016 in subordinated debts, reflect the issuing / maturities of the debts in the periods.

Technical reserves

The variations presented in the balances of December 2018, 2017 and 2016 for technical provisions are related, mainly, to the variations of the provisions for VGBL / PGBL products.

e)     financing sources for working capital and investments in non-current assets that it intends to use to cover liquidity deficits

As sources of financing for working capital and for investments in non-current assets used to cover liquidity shortfalls, we may use the following resources: (i) Deposit Raising; (ii) Loans; (iii) Issuance of Securities; (iv) Subordinated Debt; and (v) Injection of Capital by the controlling shareholders. Management may also use alternatives such as: (i) To redeem resources invested in assets that are not classified as liquidity; (ii) To assign credit operations; (iii) To encourage the raising of funds, as a time deposit and committed to private securities; (iv) Define parameter to interrupt quotation/lending.

In some limited circumstances, we may obtain emergency funds from the Central Bank through a transaction referred to as “discount”. A discount is a loan from the Central Bank to a financial institution, that loan being guaranteed by Federal Government securities owned by the financial institution. The amount of Federal Government securities held by the financial institution as trading securities limits the amount of discount transactions. Bradesco never entered into discount transactions for liquidity purposes.

145– Reference Form – 2019

10. Officers´Notes

f)      indebtedness ratios and the characteristics of the debts, also describing: (i) relevant loan and financing agreements; (ii) other long-term relationships with financial institutions; (iii) level of subordination between debts; (iv) any restrictions imposed on the issuer, in particular in relation to limits for indebtedness and contracting new debts, to the distribution of dividends, disposal of assets, issue of new securities and disposal of shareholding control, as well as if the issuer is in accordance with the restrictions

There are no loan and financing agreements or long-term relationships with financial institutions that we believe are relevant for us.

Financial institutions are subject to operating limits defined by the CMN and the Central Bank for operating, according to provisions of the regulations in force, particularly Law No. 4,595/64, which sets forth the National Financial System.

Among the limits defined, noteworthy are as follows (i) Capital consistent with the risks of its activity, (ii) fixed assets, which limits to 50% of the Capital amount the total funds invested in Permanent Assets, (iii) exposure by costumer, which sets forth the maximum limit of 25% of the amount of Capital of exposure by costumer, (iv) exposure in gold, foreign currency and in operations subject to foreign exchange variation, limited to 30% of the Capital amount, and (v) minimum limits of realized capital and shareholders’ equity for operating.

Rules also bar financial institutions from carrying out certain operations, and noteworthy are as follows: (i) granting loans or advances to related companies, managers and relatives, and (ii) acquiring real estate not intended for own use.

g)     limits of contracted financing and percentages already used

There are no limits for the use of contracted financing.

h)     significant changes to each item of financial statements

As mentioned previously, in 2018, we adopted IFRS 9 – Financial Instruments, pronouncement that replaces IAS 39, containing a new approach in relation to the themes of classification and measurement of financial assets and liabilities, impairment methodology, from losses incurred to expected losses, and hedge accounting. This adoption came in force as per January 1, 2018, with this, in some tables across this item, in the cases in which there was an impact from the adoption of IFRS 9, the consolidated values of 2018 are not comparable with previous periods.

Below, we present our Balance Sheet and Income Statement.

146– Reference Form – 2019

10. Officers´Notes

Consolidated Balance Sheet

In relation to significant changes in managerial consolidated balance sheet items, the table below compares the main events in 2018, 2017 and 2016.

147– Reference Form – 2019

10. Officers´Notes

									R$ million
	2018	2017	2016	Vertical Analysis %			Horizontal Analysis
				2018	2017	2016	2018 x 2017		2017 x 2016
							R$	%	R$	%
Assets
Financial assets	1,201,555	1,126,572	1,098,414	92.0	92.0	92.1	74,983	6.7	28,158	2.6
Cash and balances with banks	107,210	81,743	72,555	8.2	6.7	6.1	25,467	31.2	9,188	12.7
Financial assets at fair value through profit or loss	246,161	-	-	18.9	-	-	-	-	-	-
Financial assets at fair value through other comprehensive income	178,051	-	-	13.6	-	-	-	-	-	-
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	105,249	32,248	94,838	8.1	2.6	8.0	-	-	(62,590)	(66.0)
- Loans and advances to customers, net of provision for losses	380,387	346,758	367,303	29.1	28.3	30.8	33,629	9.7	(20,545)	(5.6)
- Securities, net of provision for losses	140,605	-	-	10.8	-	-	-	-	-	-
Financial assets held for trading	-	241,710	213,140	-	19.7	17.9	-	-	28,570	13.4
Financial assets available for sale	-	159,413	113,119	-	13.0	9.5	-	-	46,294	40.9
Investments held to maturity	-	39,006	43,002	-	3.2	3.6	-	-	(3,996)	(9.3)
Financial assets pledged as collateral	-	183,975	155,287	-	15.0	13.0	-	-	28,688	18.5
Other financial assets	43,892	41,719	39,170	3.4	3.4	3.3	2,173	5.2	2,549	6.5
Non financial assets	103,989	97,781	93,616	8.0	8.0	7.9	6,208	6.3	4,165	4.4
Non-current assets held for sale	1,353	1,521	1,579	0.1	0.1	0.1	(168)	(11.0)	(58)	(3.7)
Investments in associates and joint ventures	8,126	8,257	7,003	0.6	0.7	0.6	(131)	(1.6)	1,254	17.9
Premises and equipment	8,827	8,432	8,397	0.7	0.7	0.7	395	4.7	35	0.4
Intangible assets and goodwill, net of accumulated amortization	16,129	16,179	15,798	1.2	1.3	1.3	(50)	(0.3)	381	2.4
Taxes to be offset	13,498	10,525	7,723	1.0	0.9	0.6	2,973	28.2	2,802	36.3
Deferred income tax assets	48,683	43,732	45,117	3.7	3.6	3.8	4,951	11.3	(1,385)	(3.1)
Other assets	7,373	9,135	7,999	0.6	0.7	0.7	(1,762)	(19.3)	1,136	14.2
Total assets	1,305,544	1,224,353	1,192,030	100.0	100.0	100.0	81,191	6.6	32,323	2.7

148– Reference Form – 2019

10. Officers´Notes

									R$ million
	2018	2017	2016	Vertical Analysis %			Horizontal Analysis
				2018	2017	2016	2018 x 2017		2017 x 2016
							R$	%	R$	%
Liabilities
Financial liabilities	1,123,335	1,049,123	1,028,990	86.0	85.7	86.3	74,212	7.1	20,133	2.0
Deposits from banks	247,314	285,957	301,663	18.9	23.4	25.3	(38,643)	(13.5)	(15,706)	(5.2)
Deposits from customers	340,748	262,008	232,748	26.1	21.4	19.5	78,740	30.1	29,260	12.6
Funds from issuance of securities	148,029	135,174	151,102	11.3	11.0	12.7	12,855	9.5	(15,928)	(10.5)
Subordinated debts	53,643	50,179	52,611	4.1	4.1	4.4	3,464	6.9	(2,432)	(4.6)
Other financial liabilities	16,152	-	-	1.2	-	-	-	-	-	-
Financial liabilities at fair value through profit or loss	-	14,275	13,436	-	1.2	1.1	-	-	839	6.2
Financial liabilities held for trading	3,271	-	-	0.3	-	-	-	-	-	-
Provision for Expected Loss	2,552	-	-	0.2	-	-	-	-	-	-
- Loan Commitments	719	-	-	0.1	-	-	-	-	-	-
- Financial guarantees	251,578	239,090	215,840	19.3	19.5	18.1	12,488	5.2	23,250	10.8
Other financial liabilities	62,600	62,440	61,590	4.8	5.1	5.2	160	0.3	850	1.4
Non financial liabilities	57,533	57,536	57,560	4.4	4.7	4.8	(3)	-	(24)	-
Other reserves	19,802	18,491	18,292	1.5	1.5	1.5	1,311	7.1	199	1.1
Current income tax liabilities	2,373	2,416	2,130	0.2	0.2	0.2	(43)	(1.8)	286	13.4
Deferred income tax assets	1,201	1,252	1,763	0.1	0.1	0.1	(51)	(4.1)	(511)	(29.0)
Other liabilities	34,157	35,377	35,375	2.6	2.9	3.0	(1,220)	(3.4)	2	-
Equity attributable to controlling shareholders	124,275	117,404	105,302	9.5	9.6	8.8	6,871	5.9	12,102	11.5
Non-controlling interest	401	290	177	-	-	-	111	38.3	113	63.8
Total liabilities	1,305,544	1,224,353	1,192,030	100.0	100.0	100.0	81,191	6.6	32,323	2.7

149– Reference Form – 2019

10. Officers´Notes

Financial assets, which in 2018 represented 92.0% of total assets (2017 - 92.0% and 2016 - 92.1%), grew by 6.7% compared to 2017, mainly driven by by the 9.7% evolution in our loans and advances to customers, net of provision for losses. As already mentioned, as from January 1, 2018, with the adoption of IFRS 9, some lines that make up the financial assets are not comparable, for this reason, it is not possible to perform comparative analyzes between the lines of 2018 with the previous periods.

The following are the main variations presented in the periods:

▪  Cash and balances with banks – the change in the comparison between the balances of 2018, 2017 and 2016, was due to the increase in compulsory deposits, due to the requirement of reserve by the Central Bank to control liquidity as part of monetary policy in the past, and we have no control over their imposition. Any increase in the compulsory deposit requirements may reduce our ability to lend funds and to make other investments and, as a result, may adversely affect us;

▪  Loans and advances to customers, net of provision for losses – our portfolio of loans and advances to customers, net of provision for losses, grew 9.7% in the comparison between the years 2018 and 2017, highlighting the increases of the individual consigned credit operations; real estate financing for individuals; vehicle financing; export/import operations and working capital for legal entities. In the comparison between 2017 and 2016, the decrease of 5.6%, or R$20,545 million, was due to the lower demand for credit for operations for Legal Entities, which dropped 9.6% in the year. The operations for Individuals presented an increase of 1.8% over the same period;

▪  Loans and advances to banks – In 2017, the balance of the loans and advances to financial institutions reached R$32,248 million, a reduction of 66.0%, or R$62,590 million, when compared with the previous year, caused mainly by the reduction of R$64,133 million in investments in repo operations;

▪  Financial assets for trading – In 2017, financial assets for trading amounted to R$241,710 million, a 13.4%, or R$28,570 million increase in comparison to the previous year. Noteworthy is the increase of R$41,146 million in the Brazilian Government’s securities portfolio, which was partially compensated (ii) by the reduction of R$10,252 million in the portfolio of securities issued by financial institutions;

▪  Financial assets made available for sale – In 2017, the financial assets made available for sale amounted to R$159,413 million, an increase of 40.9%, or R$46,294 million, in comparison with the previous year, mostly as a result of the increase of R$44,083 million in Brazilian public securities;

▪  Investments held to maturity – In 2017, investments held to maturity amounted to R$39,006 million, a decrease of 9.3%, or R$3,996 million, in comparison with the previous year, mostly as a result of the increase of R$3,503 million in the Brazilian public securities portfolio, given the maturity of the securities; and

▪  Assets provided as collateral – In the comparison between 2017 and 2016, there was an increase of 18.5%, or R$28,688 million, resulting: (i) from the increase of interbank investments of liquidity in the period, amounting to R$38,962 million; compensated, partly: (ii) by the reduction (a) in the Brazilian Government’s securities portfolio; and (b) in securities issued by non-financial companies.

The analysis of our financial liabilities (resources of financial institutions, customer funds, bond issues, subordinated debt and technical provisions) are discussed in item 10.1.d (main sources of funding).

150– Reference Form – 2019

10. Officers´Notes

Statement of Income

For a better understanding of the key impacts that affected our results (income and expenses), the consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 are below. They were prepared in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB). It should also be noted that all the results as of 2016 include the effect of the consolidation of HSBC Brasil, in force from July 1, 2016, and in 2018, included the effect of the adoption of IFRS 9, and for this reason, in some cases, the values of 2018 are not comparable with previous periods.

									R$ million
Statements for the Consolidated Outcome	2018	2017	2016	Vertical Analysis %			Horizontal Analysis
				2018	2017	2016	2018 x 2017		2017 x 2016
							R$	%	R$	%
Interest and similar income	122,053	126,232	147,700	100.0	100.0	100.0	(4,179)	(3.3)	(21,468)	(14.5)
Interest and similar expenses	(55,245)	(75,589)	(91,037)	(45.3)	(59.9)	(61.6)	20,344	(26.9)	15,448	(17.0)
Net interest income	66,808	50,643	56,663	54.7	40.1	38.4	16,165	31.9	(6,020)	(10.6)
Net fee and commission income	23,832	22,749	20,341	19.5	18.0	13.8	1,083	4.8	2,408	11.8
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	(11,677)	-	-	(9.6)	-	-	-	-	-	-
Net gains/(losses) on financial instruments classified as held for trading	-	9,623	16,403	-	7.6	11.1	-	-	(6,780)	(41.3)
Net gains/(losses) on financial assets at fair value through other comprehensive income	1,074	-	-	0.9	-	-	-	-	-	-
Net gains/(losses) on financial instruments classified as available for sale	-	570	(1,341)	-	0.5	(0.9)	-	-	1,911	(142.5)
Losses on investments held-to-maturity	-	(55)	-	-	-	-	-	-	(55)	-
Net gains/(losses) on foreign currency transactions	1,097	1,423	151	0.9	1.1	0.1	(326)	(22.9)	1,272	-
Net income from insurance and pension plans	7,657	6,240	4,156	6.3	4.9	2.8	1,417	22.7	2,084	50.2
Other operating income	(1,849)	17,802	19,368	(1.5)	14.1	13.1	(19,651)	(110.4)	(1,566)	(8.1)
Impairment of loans and advances	-	(16,861)	(15,350)	-	(13.4)	(10.4)	-	-	(1,511)	9.8
Expected loss on loans and advances	(15,092)	-	-	(12.4)	-	-	-	-	-	-
Expected loss on other financial assets	(1,173)	-	-	(1.0)	-	-	-	-	-	-
Personnel expenses	(18,871)	(20,723)	(17,004)	(15.5)	(16.4)	(11.5)	1,852	(8.9)	(3,719)	21.9
Other administrative expenses	(16,874)	(16,882)	(16,150)	(13.8)	(13.4)	(10.9)	8	(0.1)	(732)	4.5
Depreciation and amortization	(4,808)	(4,569)	(3,658)	(3.9)	(3.6)	(2.5)	(239)	5.2	(911)	24.9
Other operating income/(expenses)	(14,211)	(10,133)	(14,004)	(11.6)	(8.0)	(9.5)	(4,078)	40.2	3,871	(27.6)
Other operating expense	(71,029)	(69,168)	(66,166)	(58.2)	(54.8)	(44.8)	(1,861)	2.7	(3,002)	4.5
Income before income taxes and share of profit of associates and joint ventures	17,762	22,025	30,206	14.6	17.4	20.5	(4,263)	(19.4)	(8,181)	(27.1)
Share of profit of associates and joint ventures	1,680	1,718	1,700	1.4	1.4	1.2	(38)	(2.2)	18	1.1
Income before income taxes	19,442	23,744	31,905	15.9	18.8	21.6	(4,302)	(18.1)	(8,161)	(25.6)
Income tax and social contribution	(2,694)	(6,429)	(13,913)	(2.2)	(5.1)	(9.4)	3,735	(58.1)	7,484	(53.8)
Net income for the year	16,748	17,315	17,993	13.7	13.7	12.2	(567)	(3.3)	(678)	(3.8)
Attributable to shareholders:
Controlling shareholders	16,584	17,089	17,894	13.6	13.5	12.1	(505)	(3.0)	(805)	(4.5)
Non-controlling interest	165	225	98	0.1	0.2	0.1	(60)	(26.7)	127	129.6

151– Reference Form – 2019

10. Officers´Notes

Selected financial indexes

In millions of Reais, except percentages and per share information
On December 31	2018	2017	2016
Net income that is attributable to the controlling shareholders	16,584	17,089	17,894
Total average assets	1,263,984	1,214,244	1,180,402
Controlling shareholders’ average equity	123,749	109,139	96,263
Net income of the controlling shareholders as a percentage of the average total assets	1.3%	1.4%	1.5%
Net income of the controlling shareholders as a percentage of the average equity that is attributable to shareholders	13.4%	15.7%	18.6%
Percentage of the payment of dividends compared to profit (1)	34.2%	44.0%	41.4%
(1) Dividends and Interest on Equity (net of tax effects) divided by net income with the adjusted calculation basis, in accordance with BRGAAP.

In 2018, the net income attributed to shareholders was R$16,584 million. The return on average shareholders' equity (ROAE) reached 13.4%, while the return on average assets (ROAA) in a year was 1.3%.

In 2017, the net income attributed to shareholders recorded R$17,089 million, a decrease of 4.5% in comparison with 2016. The return on average shareholders' equity (ROAE) reached 15.7%, while the return on average assets (ROAA) in a year was 1.4%.

Next, we will comment on the main reasons that influenced our lines of results in the comparison of the last three years.

Net Income on interests

In 2018, our net interest result increased 31.9% compared to 2017, resulting, mainly, from changes in the average rates of net interest, from 4.9% in 2017 to 6.2% in 2018, benefited, mainly, from the reduction of the average interest rate paid on our interest-bearing obligations, increasing our result by R$11,087 million. In addition, it is worth highlighting that the increase in the average volume of business contributed with an increment of R$5,078 million in the results.

In 2017, our net interest result decreased 10.6% compared to 2016 due, mainly, to changes in the average rates of interest, impacting our result in R$8,572 million, reflecting the reduction in the average rate of the net interest margin, which went from 5.7% in 2016 to 4.9% in 2017. This reduction was partially offset by the increase in the volume of business, which contributed with R$2,552 million in our net interest income.

Fee and Commission income

In the comparative between 2018 and 2017, the increase of 4.8% is related to the increase in the income of: (i) R$513 million in income in the current account, due to the improvement in the management of the portfolio of services provided, improvement and expansion of the array of products, which are offered to the clients according to their segmentation, (ii) R$161 million in income from custodian services and brokerage due, mainly, to the higher volume of trade transactions on B3; (iii) R$157 million in income from the management of consortium, due to the actions performed envisaging the optimization of results, like the review of the portfolio for a more customized offer, with deadlines and differentiated rates for each segment; (iv) R$62 million in income from fund management, due to the increase of the volume of funds and portfolios managed, and (v) R$39 million in income from collections.

In 2017, Fee and Commission income presented a growth of 11.8% in comparison with 2016. This is mainly due to: (i) the growth of R$622 million in current account revenues, caused, by the expansion of the portfolio of services rendered and the increase in the volume of operations; (ii) the increase of R$597 million in the credit card segment, due to the increase in the financial volume traded and the increased amount of transactions carried out in the period; (iii) R$384 million in fund management revenue, mainly due to the increased volume of funds raised and managed; and (iv) R$248 million in consortia management revenue mainly due to (a) the greater volume of bids received, (b) the increase in the average ticket and (c) the increase in billing on sales, whose active quotas went from 1,334 thousand in 2016 to 1,411 thousand in 2017.

152– Reference Form – 2019

10. Officers´Notes

Net gains/(losses) from financial assets and liabilities at fair value through income

In 2018, the loss of R$11,677 million is the reflection of the income obtained from derivate instruments related to the income from futures contracts (which includes the income and respective adjustment at market value from the hedge for the protection of assets and liabilities, denominated and/or indexed in foreign currency, mainly those deriving from investments abroad).

Net gain/(loss) of financial assets for trading

In 2017, the net gain of financial assets/liabilities for trading presented a decrease, primarily reflecting the result obtained in the derivative financial instruments in 2016, mainly due to results deriving from futures contracts (which include the hedge for investments abroad, in which the effect of the exchange rate variation is registered in other financial expenses.

Net gains/(losses) from financial assets and liabilities at fair value through other comprehensive income

In 2018, net gain on financial assets at fair value through other comprehensive income registered in the period originated, largely, from gains with fixed and variable income securities.

Net gain/(loss) of financial assets available for sale

In the comparison between 2017 and 2016, the net gain/loss of financial assets available for sale presented a positive variation mainly due to the gains with fixed income securities. It is worth highlighting that the variation of this line is impacted by the impairment losses of R$1,729 million obtained in 2017 (2016 – R$2,106 million).

Net gains/(losses) of foreign currency transactions

The variations appear between 2018, 2017 and 2016, which are mainly due to the gains or losses on currency trading or foreign exchange variations that affect our investments in foreign currency.

Income from insurance and pension plan

In the comparison between the years of 2018 and 2017, the increase of 22.7% presented in the line of income from insurance and pension, is related to the higher revenue from health and life products and lower constitutions of technical provisions.

In 2017, the income from insurance and pension plans increased by 50.2% in comparison to the previous year, due to: (i) the increase of R$4,904 million in net premiums issued, which was offset by the increase: (ii) in the variation of technical provisions of insurance and pension, in the value of R$2,024 million; and (iii) of retained claims, in the value of R$1,053 million.

Expenses on losses of loans and advances

Despite the model of loss expected in 2018 requiring a higher level of provisioning in relation to the previous model, the expenses with losses in loans presented a decrease related to the improvement of the quality of our operations, whose level of loans and advances to clients delinquent for more than 60 days reduced 16.3%, from R$20,783 million in 2017 to R$17,403 million in 2018, representing 4.2% of the total of the operations (2017 – 5.6%). We also stress that our level of losses with loans, defined as the value of net write-offs from loans in relation to the average balance of the loans and advances to clients reduced from 3.8% in 2017 to 3.1% in 2018.

In the comparison between 2017 and 2016, the increase of 9.8% in net impairment losses on loans and advances is related to allocated losses for non-matured operations, highlighting the allocation for real estate financing, working capital and letter of credit.

Personnel Expenses

153– Reference Form – 2019

10. Officers´Notes

In the comparison between the years of 2018 and 2017, the payroll and related benefits has presented a decrease, even considering the effects of the collective bargaining agreement of 2018/2017 (readjustment of 5% and the higher expenses with labor lawsuits and PLR.

In 2017, the increase of 21.9% compared to the year 2016 was due to the effect of the Special Voluntary Dismissal Plan (PDVE), to which employees who met the requirements established in the regulation of the respective plan could join the plan whose deadline expired at the end of August 2017, in the amount of R$2.3 billion, the increase of expenditure with income, social costs and benefits, due to the increase in wage levels, according to the collective labor conventions of 2016/2017, and  the effect of the consolidation of HSBC Brasil.

Administrative Expenses

In the comparison between the years of 2018 and 2017, the administrative expenses remained practically stable, a reflection of gains of synergies from the incorporation of HSBC Brasil, the strategy of optimization of points of service, as well as the efficiency in directing expenditure.

In 2017, total administrative expenses presented a variation of 4.5% in comparison with 2016 due to the increment of expenses generated by the growth in the volume of business and services in the period, the effect of the consolidation of HSBC Brasil and the contractual adjustments.

Other Operating Incomes/(Expenses)

The variation presented between the years of 2018 and 2017 in other net expenses from other operational revenues resulting, mainly, from the increase of expenses related to insurance operations, higher legal provisions and tax contingencies, and expenses through by reviewing the impairment.

In 2017, the operating net expenses of other operating revenues, showed a decrease of 27.6% due to the lower expenses for legal contingencies and provisions for tax contingencies.

Income tax and social contribution

Our income tax and social contribution presented a comparative reduction between 2018 and 2017. This was due, mainly, to the reduction in the income before tax and to the effects of the exchange rate variation from assets and liabilities, deriving from investments abroad, which is not taxable/deductible. This was due largely to the devaluation of 17.1% of the Brazilian real against the US dollar in 2018, whereby, in 2017, the devaluation of the Brazilian real against the US dollar was of 1.5%.

The income tax and social contribution presented a decrease of 53.8% between 2017 and 2016. This decrease was mainly due to the reduction in the earnings before taxes and the effects of additions and exclusions in the calculation of taxes as described below: (a) variation in other values, which went from an addition in income tax and social contribution of R$3,459 million in 2016 to an exclusion of R$240 million in 2017, related, mainly, to the exchange rate variation of assets and liabilities, derived from investments abroad, which is not taxable/deductible. This was due, mainly, to the 1.5% devaluation of the real against the dollar in 2017, in which, in 2016, there was a recovery of 16.5% of the real against the dollar; and (c) increase in the effect of interest on own capital, in the value of R$103 million.

154– Reference Form – 2019

10. Officers´Notes

10.2 - Financial and operating income

Officers must comment on:

a)     the results of operations of the issuer, in particular:

i) the description of any important components of revenue;

It should also be noted that all the results as of 2016 include the effect of the consolidation of HSBC Brasil, in force from July 1, 2016, and in 2018, included the effect of the adoption of IFRS 9, and for this reason, in some cases, the values of 2018 are not comparable with previous periods.

									R$ million
Main Operating Income	2018	2017	2016	Vertical Analysis %			Horizontal Analysis
				2018	2017	2016	2018 x 2017		2017 x 2016
							R$	%	R$	%
Revenues from financial assets	121,989	126,163	147,635	57.5	57.6	63.3	(4,174)	(3.3)	(21,472)	(14.5)
Loans and advances to customers (1)	62,201	65,021	69,874	29.3	29.7	30.0	(2,820)	(4.3)	(4,853)	(6.9)
Loans and advances to financial institutions	9,547	5,073	8,689	4.5	2.3	3.7	-	-	(3,616)	(41.6)
- At fair value through profit or loss	17,538	-	-	8.3	-	-	-	-	-	-
- Fair value through other comprehensive income	16,666	-	-	7.9	-	-	-	-	-	-
- At amortized cost	12,121	-	-	5.7	-	-	-	-	-	-
- For trading	-	13,685	23,577	-	6.2	10.1	-	-	(9,892)	(42.0)
- Available for sale	-	11,351	11,573	-	5.2	5.0	-	-	(222)	(1.9)
- Held to maturity	-	4,883	6,515	-	2.2	2.8	-	-	(1,632)	(25.0)
- Pledged as collateral	-	21,269	21,739	-	9.7	9.3	-	-	(470)	(2.2)
Revenue from reserve requirement	3,916	4,881	5,668	1.8	2.2	2.4	(965)	(19.8)	(787)	(13.9)
Other interest income	64	69	66	-	-	-	(5)	(7.2)	3	4.5
Interest income and similar	122,053	126,232	147,700	57.5	57.6	63.4	(4,179)	(3.3)	(21,468)	(14.5)
Insurance, pension plan and bond retained premiums	66,270	70,047	65,027	31.2	32.0	27.9	(3,777)	(5.4)	5,020	7.7
Fees and Commission income	23,832	22,749	20,341	11.2	10.4	8.7	1,083	4.8	2,408	11.8
Total Main Operating Income	212,154	219,027	233,068	100.0	100.0	100.0	(6,872)	(3.1)	(14,042)	(6.0)
(1) Consisting of Loan and Leasing Operations; and

Revenues from financial assets, which accounted for 57.5% of the main operating revenues (2017 - 57.6% and 2016 - 63.3%) in 2018, decreased by 3.3% compared to 2018 to 2017, mainly due to lower loan revenues and advances to customers, which fell by 4.3% in the period.

The following are the main variations presented in the periods:

▪  Loans and Advances to Customers – In the comparison between the years of 2018 and 2017, the decrease of 4.3% was boosted by the reduction of the average accrued interest rate, impacting our revenues by R$4,522 million, offset, partially, by the increase in the average balance of these assets, from R$363,674 million in 2017 to R$373,377 million in 2018, contributing with our revenues by R$1,701 million. The decrease of 6.9% in the comparison between 2017 and 2016 was driven by the decrease of the average rate of interest, impacting our revenues by R$3,114 million and by the reduction in the average balance of these assets, impacting our revenues by R$1,739 million.

▪  Loans and advances to banks – In the comparison between 2017 and 2016, the decrease of 41.6% was due to the change in the average rates of interest earned, which had an impact on the results of R$2,392 million, reflecting the fall in the average of interbank interest rates, which went from 14.0% in 2016 to 9.9% in 2017 and the fall of 15.7% in the average balance of these assets, which had an impact on the results of R$1,224 million.

▪  Operations with trading securities, available-for-sale, held-to-maturity and collateralized – In 2017, in comparison to 2016, the result of financial assets presented a decrease of 19.3%, driven by the lower result obtained: (i) with financial assets held for trading, whose income showed a decrease of R$9,892 million, mainly due to changes in the average interest rate earned, from 13.1% in 2016 to 6.5% in 2017, impacting our income in the amount of R$13,227 million, partially offset by the raise of 16.1% in the average volume of these operations, contributing with R$3,335 million to the result; and (ii) with investments held to maturity, with reduction of R$1,632 million, due to the lower average

155– Reference Form – 2019

10. Officers´Notes

interest rate earned, from 15.6% in 2016 to 11.7% in 2017. The reductions in average rates earned reflect the fall in the average of interbank interest rates, which went from 14.0% in 2016 to 9.9% in 2017, as well as other economic indicators, such as the IPCA, which went from 6.3% in 2016 to 3.0% in 2017, and the IGP-M, which, in 2016, registered a positive variation of 7.2% and, in 2017, a negative variation of 0.5%.

▪  Revenue from Reserve Requirement – In 2018, the income from mandatory investments reduced 19.8%, due to the changes in the average rates of interest, from 8.3% in 2017 to 5.7% in 2018, which impacted our revenues by R$1,659 million, offset by the increase of the average volume of these assets, increasing our revenues by R$694 million. In 2017, the result of the mandatory investments reduced 13.9% due to the changes in the average rates of interest, from 10.1% in 2016 to 8.3% in 2017, impacting our income by R$1,081 million. This effect was partially offset by the increase in the average volume of these assets, increasing our income by R$294 million.

▪  Premium Withheld for Insurance and Pension Plans – The variations registered in the years of 2018, 2017 and 2016 are related to the revenues presented in the periods of VGBL / PGBL products; and

▪  Fee and Commission Income – Comments on the variations presented for fee and commission income are included in item 10.1.h.

ii) factors that materially affected the operating income.

There were no factors that materially affected the operating income of the company in the last three fiscal years, in addition to those described in items 10.1.h and 10.2.a.i.

b)     variations in revenues attributable to modifications of prices, exchange rates, inflation, changes in volumes and addition of new products and services

No significant variations in revenues, as well as in our financial income, attributable to changes in prices of our main inputs and products, exchange rates, inflation, volume change or addition of new products and services, occurred in the fiscal years ended December 31, 2018, 2017 and 2016.

c)     impact of inflation, the price variation of the main inputs and products, foreign exchange and interest rate in operating income and financial income of the issuer, if relevant.

During periods of high interest rates, our financial revenue increases because the interest rates on our assets that yield interest also increase. At the same time, our financial expense increases, since interest rates on our obligations, in which interests apply, also increase. Changes in the volumes of our assets, and obligations on which interests apply, also affect our financial revenues and expenses. For example, an increase in financial revenues attributable to an increase in interest rates may be offset by a reduction in the volume of our outstanding loans.

In addition to this, when the real devalues, we incur: (i) losses in our liabilities denominated in or indexed to foreign currencies, such as our long-term debt denominated in dollars and foreign currency loans, to the extent that the cost in real financial expenditure increases; and (ii) earnings in our assets denominated or indexed in foreign currencies, such as: our securities and loan and advances operations that are indexed to the dollar, when the revenue of these assets measured in real increases. In turn, when the real devalues, as occurred in 2010 and 2016, for example, we incur: (i) losses on assets denominated in or indexed to foreign currencies; and (ii) gains in our liabilities denominated in or indexed to foreign currency.

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10. Officers´Notes

10.3 - Events with relevant effects, occurred and expected, in the financial statements

Officers must comment on the relevant effects that the events below have caused or are expected to result in the financial statements of the issuer and its results:

a)     introduction or disposal of operating segment

During the period, there was no introduction or disposal of the operating segment.

b)     constitution, acquisition or disposal of equity interest

On May 6, 2019, announces to the market, its shareholders, clients and employees that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”) for the acquisition of BAC Florida. Upon completion of the acquisition, Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the USA to its affluent and high net worth clients, in addition to other banking services, such as checking accounts, credit card and real estate financing. This transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional clients. The completion of the transaction, which may happen in one or more subsequent stages, is subject to the approval of Brazilian and U.S. competent regulatory authorities and to the fulfillment of legal formalities. Bradesco will pay approximately US$500 million for BAC Florida.

On December 31, 2018, Bradesco and the Fidelity Group concluded the termination of its joint venture in Fidelity Processadora S.A. ("Processing Company"), whereby Bradesco will be the sole shareholder of the Processing Company, whose shareholders’ equity is composed exclusively of the assets and liabilities relating to the provision of credit card processing services to the Bradesco Organization. The operation (a) aims to reduce the costs of processing and the increase in the efficiency of the credit card business; (b) will not have any impact on the activities and clients of Bradesco; and (c) did not involve any financial values. The parties, Bradesco and Fidelity Group, will also maintain their association in Fidelity Serviços S.A., a company that provides call center services, collection, fraud prevention, support and other related services.

On October 2, 2018, Bradesco formalized a strategic partnership with RCB Investimentos S.A. (“RCB”), one of the main credit management and recovery companies in Brazil, after the acquisition of 65% of its shares. Bradesco expects to add more efficiency to its credit recovery process, as well as actively participate in the credit acquisition market for recovery.

On July 20, 2018, Odontoprev, a subsidiary of Bradesco Saúde S.A., informed the Market about the proposed acquisition of 100% of the share capital of Odonto System Planos Odontológicos Ltda., a company with head offices in Fortaleza/ Ceará, for the amount of R$201,637 thousand, in addition to this amount, the acquisition foresees a variable price for the future, related the achievement of the future targets of growth of the EBITDA for Odonto System of 2018 and 2019. This transaction was approved, with no restrictions, by the Agência Nacional de Saúde Suplementar – ANS (National Supplementary Health Agency), the Central Bank of Brazil – BACEN and the Administrative Council for Economic Defense – CADE. The transaction was approved by the shareholders of the Company, in the Shareholders’ Meeting held on August 6, 2018.

In July 2017, Bradesco Seguros S.A. ("Bradesco Seguros") and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso"), concluded the transaction announced in October 2016 by signing the shareholder’s agreement, by which: (i) a Swiss Re Corporate Solutions Brasil Seguros S/A ("Swiss Re Corporate Solutions Brasil") took over part of the insurance operations of P&C (Property and Casualty) of Bradesco Seguros, and of transport ("High-Risk Insurance"), with exclusive access to Bradesco clients to exploit the commercialization of High-Risk Insurance; and (ii) Bradesco Seguros now detains a stake of 40% in Swiss Re Corporate Solutions Brasil and the remaining stake of 60% remains with the parent company, Swiss Re Corso. The transaction was approved by the Superintendence of Private Insurance (Superintendência de Seguros Privados – Susep), by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – Cade) and by the Central Bank of Brazil (Bacen).

In June 2017, Bradesco entered into agreements with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., to create a company to manage credit intelligence ("GIC"). The company will develop a database to add, reconcile and handle the profile and credit information of individuals and legal entities who authorize their inclusion in the database, as required by the applicable rules. The control of the company will be shared between the banks and each of them will hold 20% of its share capital.

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10. Officers´Notes

In May 2017, Bradesco, as an indirect shareholder in IRB, announced to shareholders who authorized the IRB to submit: (i) request for registration as a publicly-traded company and authorization to conduct the initial public offer, in accordance with CVM Instructions No. 400/03 and No. 480/09; and (ii) request for registration of the secondary public distribution of shares issued, in accordance with CVM Instruction No. 400/03. In July 2017, Bradesco announced that the documents were filed to meet the demands made by the CVM in the context of the Public Offer of Secondary Distribution of Shares of IRB and the closure of the bookbuilding procedure of the Offer. Bradesco, after the sale of part of the shares in the public offer, made in July 2017, now detains an indirect shareholding of 15.23% in the share capital of IRB (share calculated not considering the shares held in treasury).

In October 2016, an approval was granted in a Special Shareholders’ Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access. Bradesco added to the products and services that were already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

In July 2016, a total division of HSBC Serviços occurred, with a version of equity tranches for HSBC Bank and Credival Participações, Administração e Assessoria Ltda. (Credival), the wholly owned subsidiary of HSBC Bank.

In August 2015, Bradesco signed the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited for the acquisition of 100% of the equity of HSBC Bank Brasil S.A. (“HSBC Bank”) and HSBC Serviços e Participações Ltda. (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with the legal formalities. With the conclusion of the acquisition, on July 1, 2016, Bradesco assumed all of the HSBC Brasil operations, including retail, insurance and asset management, as well as all of the branches and clients, strengthening its presence and competitiveness throughout the country.

158– Reference Form – 2019

10. Officers´Notes

As of July 1, 2016, Bradesco started consolidating the financial statements of HSBC Brasil, considering six months (from July to December) of results for this fiscal year and, as additional information, we present the historic series of the pro-forma financial statements of HSBC Brasil below:

Statement of Financial Position – HSBC Brasil

R$ million	Sep16	"Pro-forma"						
		Jun16	Mar16	Dec15	Sep15	Jun15	Mar15	Dec14
Assets								
Current and long-term assets	**159,475**	**160,488**	**183,933**	**184,832**	**189,626**	**188,804**	**198,373**	**178,548**
Funds available	1,774	3,443	2,684	3,927	4,153	3,254	3,250	3,432
Interbank investments	17,455	29,402	35,934	32,192	34,319	40,483	42,925	43,156
Securities and derivative financial instruments	46,082	29,507	30,361	32,490	37,416	36,149	40,049	26,883
Interbank and interdepartmental accounts	17,042	15,584	14,526	13,065	14,302	10,765	13,414	11,181
Loans and leasing	50,854	54,022	55,941	58,284	59,840	57,647	58,845	56,633
Allowance for Loan Losses (ALL)	(6,404)	(6,039)	(5,860)	(5,563)	(5,297)	(4,986)	(4,624)	(4,398)
Other receivables and assets	32,672	34,569	50,347	50,437	44,893	45,492	44,514	41,661
Fixed Assets	**1,719**	**2,595**	**2,884**	**3,158**	**2,457**	**3,578**	**3,709**	**3,798**
Investments	44	50	51	51	51	54	55	44
Premises and equipment and leased assets	1,208	1,985	2,111	2,227	1,390	2,384	2,476	2,536
Intangible assets	467	560	722	880	1,016	1,140	1,178	1,218
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**

Liabilities								
Current and long-term liabilities	**153,392**	**153,920**	**177,424**	**178,511**	**182,077**	**181,967**	**191,775**	**171,928**
Deposits	64,876	57,571	55,121	55,654	53,205	53,924	58,481	57,388
Funding in the open market	5,009	1,530	1,859	2,247	1,925	2,553	3,217	2,204
Funds from the issuance of securities	37,571	40,187	42,001	42,251	40,510	43,702	42,155	37,673
Interbank and interdepartmental accounts	1,262	1,437	1,425	1,145	2,049	4,224	2,300	1,054
Borrowing and onlending	5,702	5,459	10,353	9,207	13,219	11,406	12,765	11,217
Derivative financial instruments	2,247	3,788	5,444	8,860	12,963	6,507	11,271	5,125
Insurance, pensions and certificated savings plans	15,296	14,970	14,720	14,391	14,296	15,017	15,033	14,727
Other liabilities	21,429	28,978	46,501	44,756	43,910	44,634	46,553	42,540
Deferred income	**6**	-	-	-	-	-	-	-
Non-controlling interests in subsidiaries	**20**	18	17	17	16	15	17	20
Shareholders' Equity [1]	**7,776**	9,145	9,376	9,462	9,990	10,400	10,290	10,398
Total	**161,194**	**163,083**	**186,817**	**187,990**	**192,083**	**192,382**	**202,082**	**182,346**

(1) In September 2016, the effect of adjustments to the accounting criteria adopted by Bradesco is included.

Statement of Recurring Income – HSBC Brasil

(1) “Others” includes: Capitalization Bond Draws and Redemptions; and Insurance, Pension Plan and Capitalization Bond Sales Expenses.

159– Reference Form – 2019

10. Officers´Notes

c)     events or unusual operations

During the period, there were no events or unusual operations concerning the issuer, in addition to the events already stated in item 10.1.a and 10.1.h, which caused or which are expected to cause significant impacts on their results.

10.4 - Significant changes in accounting practices – Caveats and emphasis in the auditor's opinion

Officers must comment:

a)       significant changes in accounting practices

The requirements of the Central Bank and the CMN, introducing international accounting standards (IFRSs) in financial institutions, made these institutions prepare annual financial statements in the international standard as of 2010. This is an additional requirement to official financial statements required by the Brazilian authorities. The official financial statements are prepared in accordance with the Central Bank and the other requirements of the CMN, as well as the CVM, when applicable.

IFRSs are issued in English by the IASB - International Accounting Standards Board and translated into Portuguese by Ibracon – Instituto dos Auditores Independentes do Brasil (Institute of Independent Auditors of Brazil).

In 2018 the international accounting Standards IFRS 9 and IFRS 15 came into force, which provision on the accounting treatment for financial instruments and for revenues from contracts with clients, respectively. The following are provisions of the main aspects required by the new standard:

•      IFRS 9 – Financial Instruments - it replaces the existing guidance in IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 is applied to Financial Instruments and was adopted from the date of entry into force of the standard, on January 1, 2018. IFRS 9 includes: (i) new models for the classification and measurement of financial instruments; (ii) measurement of expected losses of credit for financial assets; and (iii) new requirements on hedge accounting. The new standard maintains the main guidelines related to the recognition and derecognition of financial instruments of IAS 39.

(i) Classification and Measurement - Financial Assets

IFRS 9 brings a new treatment to the classification and measurement of financial assets, in which the entity should be based on the business model that reflects the Organization, which manages its assets with the aim of generating cash flows and the SPPI Test that will evaluate the characteristics of the cash flows and will guide the classification of the financial assets.

The financial assets are classified in one of the categories of measurement described below:

•  Amortized cost: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest. These assets are adjusted by any expectation of credit loss.

•  VJORA: Financial assets that are held for collection of contractual cash flows, which represent only the payment of the principal and interest, and also for sale. Changes in the fair value of these assets are recorded in other comprehensive income, except for the recognition of impairment, interest income, dividends and exchange rate variations that are recognized directly in the income statement for the fiscal year.

•  VJR: Financial assets that do not meet the criteria of being measured at amortized cost or VJORA.

On December 31, 2017, the Organization had equity investments classified as available for sale with a fair value of R$11,038 million, which are held for long-term strategic purposes. In accordance with IFRS 9, the Organization in its best current estimates, appointed these instruments as VJORA. Thus, all the gains and losses of fair value must be recorded in other comprehensive income, with no losses due to reduction in the recoverable value (impairment) recognized in the result and no gain or loss is recycled to the result in the realization.

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10. Officers´Notes

(ii) Impairment – Financial Assets

IFRS 9 replaced the model of "losses incurred" of IAS 39 for a prospective model of "expected losses". This requires a relevant judgment as to how changes in economic factors affect the expected losses of credit, which will be determined based on weighted probabilities.

The new model of expected losses applies to financial instruments measured at amortized cost or at VJORA (with the exception of investments in equity instruments).

The expected credit losses were calculated based on the experience of loss of actual credits in recent years. The Organization made the calculation of rates of credit losses expected in accordance with the characteristics of each portfolio, i.e., quantitative models were used for mass-market segments and the combination of qualitative with quantitative models for large companies.

The experience of loss of actual credits has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Organization about future economic conditions.

In the prospective model of expected losses, the financial assets are divided into three stages:

•        Stage 1: Financial instruments that do not present a significant deterioration in the credit quality;

•        Stage 2: Financial instruments that present a significant deterioration in the credit quality; and

•        Stage 3: Financial instruments that are indicative that the obligation will not be honored in full.

The new model of calculation of credit losses expected based on the prospective parameter for loans and advances, commitments to loans, financial guarantees given and Private Debt Securities resulted in an increase in the provision for credit losses.

(iii) Classification – Financial Liabilities

IFRS 9 maintains most of the requirements of IAS 39 regarding the classification of financial liabilities.

However, in accordance with IAS 39, variations in fair value of liabilities designated as VJR are recognized in the results, while, in accordance with IFRS 9, these changes in fair value should be presented as follows:

•        the variation of fair value that is attributable to changes in the credit risk of financial liabilities should be presented in Other Comprehensive Income (ORA, in Portuguese); and

•        the remaining value of the variation in fair value should be displayed in the results.

(iv) Hedge Accounting

In the initial adoption, the Organization opted to continue applying the requirements of IAS 39 to hedge accounting, as permitted by IFRS 9 until the completion, on the part of the IASB, of the macro-hedge project and the completion of the hedge accounting section.

IFRS 9 determines that the Organization should ensure that the relations of hedge accounting are aligned with its goals and strategies for risk management and that the Organization applies a more qualitative and prospective approach to evaluate the effectiveness of the hedge. IFRS 9 also introduces new requirements for rebalancing the hedge relations and prohibits the voluntary discontinuation of hedge accounting if it is inconsistent with the strategies of risk management of the entity.

(v) Transition

The changes in accounting policies resulting from the adoption of IFRS 9 were applied retrospectively as of the date of initial application:

The Organization has opted for the exemption provided by the Standard of not re-presenting comparative information for prior periods arising from changes in the classification and measurement of financial instruments (including credit losses expected). The differences in accounting balances of assets and liabilities resulting from the adoption of IFRS 9 were recognized in Retained Earnings on January 1, 2018.

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10. Officers´Notes

•      IFRS 15 – Income from Contracts with Clients – requires that the recognition of the income should be made in order to portray the transfer of goods or services to the client for an amount that reflects the company's expectations of having in exchange the rights of those goods or services. IFRS 15 replaces IAS 18, IAS 11, as well as related interpretations (IFRICs 13, 15 and 18), and is applicable as per January 2018.

In the fiscal years of 2017 and 2016 there were no relevant changes in the accounting practices in IFRS. It is important to highlight that the financial institutions should comply fully with the official IFRS standards and not the technical pronouncements issued by CPC – Accounting Pronouncements Committee.

b) significant effects with the changes in accounting practices

In 2018, once the IFRS 9 came into force, the following impacts on the Organization were identified:

Reconciliation of the net worth in the transition from IAS 39 to IFRS 9:

R$ thousand
Shareholders’ Equity according to IAS 39 on December 31, 2017	117,693,704
IFRS 9 Adjustments
Loss of credit expected for credit operations (1)	(3,829,475)
Loss of credit expected for the remaining financial assets	(743,048)
Re-measurement of assets due to the new classification of IFRS 9 (2)	644,398
Other (3)	366,102
Deferred income tax	1,424,809
Shareholders’ Equity according to IFRS 9 on January 1, 2018	115,556,490

(1) Includes financial guarantees given and loan commitments;

(2) Change of the measurement of financial assets in accordance with the new classification of IFRS 9; and

(3) Accounting adequacy as required by IFRS 9 in the reclassification of securities measured at fair value through other comprehensive income.

162– Reference Form – 2019

10. Officers´Notes

The table below presents the new reclassifications and measurements according to the IFRS 9.

	R$ thousand
	IAS 39		Reclassifications (1)	Recalculations	IFRS 9
	Category	December 31, 2017			Category	January 1, 2018
Assets
Cash and cash equivalents		81,742,951	-	-		81,742,951
Financial assets at fair value through profit or loss		-	242,511,223	-	At fair value through profit or loss	242,511,223
Financial Assets for Trading	Held for trading	241,710,041	(241,710,041)	-		-
Financial assets at fair value through other comprehensive income		-	182,799,142	-	At fair value through other comprehensive income	182,799,142
Financial assets made available for sale	Available for sale	159,412,722	(159,412,722)	-		-
Financial assets at amortized cost		-	-	-		-
- Loans and advances to banks, net of allowance for losses	Loans and receivables	32,247,724	123,473,446	-	At amortized cost	155,721,170
- Loans and advances to customers, net of allowance for losses	Loans and receivables	346,758,099	-	(1,173,870)	At amortized cost	345,584,229
- Securities, net of allowance for losses		-	75,320,243	267,452	At amortized cost	75,587,695
- Other financial assets		-	39,877,774	-	At amortized cost	39,877,774
Investments held to maturity	Held to maturity	39,006,118	(39,006,118)	-		-
Financial assets assigned as collateral	Sundry (2)	183,975,173	(183,975,173)	-		-
Non-current assets held for sale		1,520,973	-	-		1,520,973
Investments in associates and joint ventures		8,257,384	-	-		8,257,384
Premises and equipment		8,432,475	-	-		8,432,475
Intangible assets and goodwill		16,179,307	-	-		16,179,307
Taxes to be offset		10,524,575	-	-		10,524,575
Deferred income tax assets		43,731,911	-	1,424,809		45,156,720
Other assets		50,853,987	(39,877,774)	-		10,976,213
Total assets		1,224,353,440	-	518,391		1,224,871,831

Liabilities
Liabilities at amortized cost
- Deposits from banks		285,957,468	-	-		285,957,468
- Deposits from clients		262,008,445	-	-		262,008,445
- Funds from the issuance of securities		135,174,090	-	-		135,174,090
- Subordinated debt		50,179,401	-	-		50,179,401
- Other Financial Liabilities		-	62,439,512	-		62,439,512
Financial liabilities at fair value through profit or loss		-	14,274,999	-		14,274,999
Financial liabilities for trading		14,274,999	(14,274,999)	-		-
Provision for Expected Loss						-
- Loan Commitments		-	-	1,840,205		1,840,205
- Financial guarantees		-	-	815,400		815,400
Insurance technical provisions and pension plans		239,089,590	-	-		239,089,590
Other provisions		18,490,727	-	-		18,490,727
Current income tax liabilities		2,416,345	-	-		2,416,345
Deferred income tax assets		1,251,847	-	-		1,251,847
Other liabilities		97,816,824	(62,439,512)	-		35,377,312
Total liabilities		1,106,659,736	-	2,655,605		1,109,315,341

Shareholders’ Equity
Share Capital		59,100,000				59,100,000
Treasury shares		(440,514)				(440,514)
Capital reserves		35,973				35,973
Profit Reserves		49,481,227				49,481,227
Additional paid-in capital		70,496				70,496
Other comprehensive income		1,817,659		59,240		1,876,899
Accrued profits		7,338,990		(2,196,454)		5,142,536
Shareholders’ Equity Attributable to Controlling Shareholders		117,403,831	-	(2,137,214)		115,266,617
Non-Controlling Shareholders' Interest		289,873				289,873
Total Shareholders’ Equity		117,693,704	-	(2,137,214)		115,556,490
Total liabilities and Shareholders’ Equity		1,224,353,440	-	518,391		1,224,871,831

(1) The main reclassifications are due to debentures in the amount of R$35,600,087 thousand and promissory notes in the amount of R$486,289 thousand that in accordance with IAS 39 were classified as available for sale and in accordance with IFRS 9 are measured at amortized cost; and

(2) The balances under the heading "Financial assets transferred in warranty" began to be submitted in accordance with the categories of IFRS 9, which are: R$123,691,195 thousand for "Loans and advances to financial institutions, net of allowance for losses"; R$801,182 thousand for "Financial assets at fair value through profit or loss" and R$59,482,796 thousand for "Financial assets at fair value through other comprehensive income".

163– Reference Form – 2019

10. Officers´Notes

Regarding the IFRS 15, we performed a study on the recognition of income from contracts with clients and have concluded that that were an impact on the Organization.

In 2017 and 2016 there were no significant changes in the accounting practices in IFRS. The small changes that occurred in these periods had no significant effects on the accounting practices of Bradesco.

Standards, changes and interpretations of applicable standards in future periods

•        IFRS 16, issued in January 2016 to replace the Standards IAS 17 Leasing Operations, IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations, establish that the lessees should account for all the leases according to a single model, similar to the accounting of financial leases in accordance with IAS 17. IFRS 16 is mandatory for the fiscal years initiated as per January 1, 2019.

At the beginning of a lease, the lessee should recognize the liability to make the payments (a lease liability) and an asset representing the right to use the object asset during the term of the lease (a right-of-use asset). The expenses with interest on the lease liability and the expenses of depreciation of the right-of-use asset should be recognized separately.

The potential impact that the initial application of the new standard will have on Consolidated Financial Statements of the Organization was evaluated according to the description below. The effective impacts regarding the adoption may change due to certain premises still subject to refinement, which are:

o   Use of the actual or nominal discount rate; and

o   Exclusion of certain taxes from the flows of payments of lease contracts.

1) Leases in which Bradesco is the lessee

The Organization will recognize new assets and liabilities of their operational leases, mainly related to properties and infrastructures in general. The nature of the expenses related to these leases will change because the Organization will recognize the cost of depreciation of right-of-use assets and expense of interest on lease obligations that were previously recognized as a linear expense of the operational lease during the term of the lease.

Based on the information currently available, the Organization estimates that the impacts on the balance sheet opening on January 1, 2019 would lead to entries of right-of-use assets and lease liabilities between R$3,984,117 and R$4,518,042.

2) Leases in which Banco Bradesco is lessee

There is no substantial change in the accounting of lessees based on IFRS 16 in relation to the current accounting according to IAS 17. Therefore, no significant impacts are expected for leases in which the Organization is a lessee.

3) Transition

Banco Bradesco will adopt IFRS 16 on January 1, 2019, using the simplified modified retrospective approach, which does not require the disclosure of comparative information.

The new standard will be adopted for the contracts that were previously identified as leases that use IAS 17 and IFRIC 4 – Complementary Aspects of the Lease Operations. Therefore, the Organization will not apply the standard to contracts that have not been previously identified as contracts containing a lease in the terms of IAS 17 and IFRIC 4.

•        IFRS 17 – Insurance Contracts.  It establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The aim of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts, at the initial moment, by the estimated total cash flow value, adjusted by the cash value at the time and by the explicit risk related to the non-financial risk, in addition to the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to the contractual margin of the service) is recognized during the term of coverage contracted. In the part of this general model, IFRS 17 provisions, as a form of simplifying the process, the premium allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. This information provides a basis for users of financial statements to assess the effect that insurance contracts have on the financial position, financial performance and cash flows of the Company. IFRS 17 shall enter into force for annual periods beginning on or after January 1, 2022. The Company is in the process of evaluating the new standard, still in the phase of diagnosis.

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10. Officers´Notes

•        IFRIC 23 - Applies to any situation in which there is uncertainty over whether a treatment of income tax is acceptable in accordance with the tax legislation. The scope of the Interpretation includes all taxes covered by IAS 12, i.e., both the current tax and deferred tax. However, it does not apply to the uncertainty concerning taxes covered by other standards. IFRIC 23 becomes operational for financial periods beginning on or after January 1, 2019. A study was made of the effects produced by this standard and it was concluded that there were no impacts on the Organization.

Additionally, here are some comments on the relevant adjustments to accounting practices used by Bradesco in BR GAAP (Cosif) compared to the standards of the IASB (IFRS):

1)     Business combinations

In BR GAAP, there is no specific statement that addresses business combinations for financial institutions. Only the assets and liabilities recorded in the opening balance sheet of the entity are recognized by the buying entity and the goodwill or negative goodwill recorded on acquisitions corresponds to the difference between the amount paid by the buying entity and the carrying amount of the assets and liabilities recorded in the acquired entity. Shares or debts issued, as a method of payment in acquiring entities, are recorded by their emission values as of the date of the business combination. The goodwill arising from business combinations is depreciated by up to 20 years, as well as tested annually for the purposes of determining its recoverable value, according to CPC 01 – Impairment of Assets, which was approved by the Central Bank.

For acquisitions that occurred after September 1, 2008, the Organization recognized, for IFRS purposes, the identifiable assets and liabilities arising from business combinations at fair value. Shares issued by the Organization in business combinations are recognized at fair value on the date of transfer of control. Other assets delivered as a method of payment were also measured at fair value. The goodwill recognized in the business combination is tested annually for the purpose of the determination of its recoverable amount, as required by IAS 36 – Impairment.

2)     Classification of financial assets

In BR GAAP only the securities are classified in categories and these are determined according to the intention of the Management and financial capacity of the Organization.

For purposes of the IFRS, all of the financial assets are classified in categories and these are based both on the business model for the management of these assets, and on the characteristics of their contractual cash flows.

3)     Adjustment to fair value of financial assets – equity securities

In BR GAAP, certain investments in the shares of companies in which the Organization has no influence in the Management were classified in the permanent assets, to the historical cost of acquisition.

For IFRS purposes, due to the lack of influence in the Management, these shareholdings were designated in the business model “fair value through other comprehensive income” and evaluated at fair value, with the corresponding gain or loss recognized in a reserve account in the shareholders’ equity that is entitled "Other Comprehensive Income", net tax effects.

4)     Deferral of financial service fees and direct costs

In BR GAAP, the Organization recognizes in the result, at the time of origination, the fee that was charged for financial services and the portion of the direct costs related to certain financial assets, loan operations and receivables. Direct costs, related to commissions paid to retailers and resellers, are recorded in the caption "Other assets – Prepaid expenses" and recognized in the result for the term of their contracts.

For IFRS purposes, the rates of financial services, as well as the direct costs that related to the origination of these financial assets are deferred and recognized as an adjustment to the effective interest rate. Direct costs related to commissions paid to retailers and resellers are part of the effective interest rate and are recorded in the accounts of loan operations and receivables.

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10. Officers´Notes

5)     Impairment loss of loan operations and receivables

In BR GAAP, the provision for doubtful accounts is established on the basis of the analysis of risks of the realization of loan operations, in an amount considered sufficient to cover possible losses, according to requirements established by the CMN Resolution No. 2,682/99, which consider certain regulatory parameters.

For IFRS purposes, the provision for losses on credit is composed considering the expected loss, in accordance with IFRS 9.

6)     Income tax and social contribution deferred on IFRS adjustments

Income tax and social contribution deferred were accounted on the differences calculated between the income by the BR GAAP standard and the IFRS standard.

7)     Complementary reserve for coverage

SUSEP’s Circular No. 543/16 allows the use of the mark-to-market effects of assets given in guarantee classified as held to maturity (assets that are used as the base of calculation of the financial surplus) to be part of the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (TAP). This event does not occur for IFRS 4.

c) caveats and emphasis present in the auditor's report

There were no caveats and no emphasis in the independent auditors' report.

10.5 - Critical accounting Policies

Officers must indicate and comment on the critical accounting policies that are adopted by the issuer, exploring, in particular, accounting estimates made by the Management on relevant and uncertain issues to describe the financial outcome and results, requiring subjective or complex judgments, such as: provisions, contingencies, revenue recognition, tax credits, long-term assets, useful life of non-current assets, pension plans, foreign currency translation adjustments, environmental recovery costs, testing criteria for asset recovery and financial instruments.

Use of estimates

We have adopted estimates and premises that can affect the reported value of assets and liabilities in the following fiscal year. All estimates and assumptions required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually valued and based on our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances.

The estimates and assumptions that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next fiscal year. Actual results may differ from those based on estimates and assumptions.

The main accounting estimates and assumptions adopted are highlighted below:

Expected credit loss

At the end of each period, we reviewed the expected losses on prospective bases for the financial instruments measured at amortized cost, the VJORA – Fair value by means of other comprehensive income (with the exception of investments in equity instruments), financial guarantees and loan commitments.

The measurement of the provision for losses on loans expected for financial assets measured at amortized cost and VJORA requires the use of complex models and significant assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the credit loss expected, such as:

  Determine the criteria for the significant increase of credit risk;
  Choice of models and assumptions suitable for the measurement of expected credit loss;
  Establish the number and weighting factors on the prospective scenarios, for each type of product and market, related to the credit loss expected; and
  Establish a group of similar financial assets for purposes of measuring the expected credit loss.

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10. Officers´Notes

The process of determining the level of impairment of expected credit loss requires estimates and the use of judgment. Actual losses in the period, as shown in subsequent periods, may differ from initial calculations that are based on current estimates and assumptions.

Fair value of financial instruments

The financial instruments recorded at fair value in our consolidated financial statements consist mainly of financial assets measured at fair value through income(VJR), including derivatives and financial assets measured at fair value through other comprehensive income (VJORA). The fair value of a financial instrument corresponds to the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in a transaction not enforced among market participants on the date of measurement.

These financial instruments are categorized in a hierarchy which is based on the lowest level of information, and significant to the fair value measurement. For instruments classified as Level 3, we have to use a significant amount of our own judgment to arrive at fair market value metrics. We base our decisions on our knowledge and on the observations of relevant markets for the individual assets and liabilities and these judgments may vary based on market conditions. When applying our judgment, we analyze a series of prices and the volumes of transactions of third parties to understand and assess the extent of the available market references and judgment required in modeling processes or with third parties. Based on these factors, we determined whether fair values are observable in active markets or if markets are inactive.

The imprecision of the estimate of unobservable market information can impact the revenue value or the loss that is recorded for a given position. Furthermore, although we believe that our assessment methods are appropriate and consistent with those of other market participants, the use of methodologies or different assumptions to determine the fair value of certain financial instruments can result in an estimate of the fair value that is different on the date of disclosure.

Reduction of the value of goodwill

At least once a year, we determine whether the current carrying value of goodwill has been impaired or not. The first step in the process is identifying the independent cash generating units and their allocations of goodwill. A unit's carrying amount, including allocated goodwill, is then compared to its value in use to see whether there is impairment. If a cash-generating unit's value in use is less than its carrying amount, goodwill is impaired. Detailed calculations, to reflect changes in the market in which a business operates, may be required (e.g. competition and regulatory change). Calculations are based on discounted cash flows before tax at an interest rate that is adjusted by appropriate risk for the operational unit; in both cases determining these values requires the use of judgment. Although predictions are compared to current performance and external economic data, expected cash flows reflect our outlook for future performance.

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10. Officers´Notes

Taxes on profits

The determination of our income tax liability (including social contribution) is a complex task that is related to analysis of our deferred tax assets and liabilities and payable income tax. In general, our assessment requires us to estimate the future amounts of current and deferred income tax. Our assessment of the possibility of realizing deferred tax is subjective and involves assessments and assumptions that are inherently uncertain. The realization of deferred tax assets is subject to changes in future interest rates and developments of our strategies. Support for our assessments and assumptions may change over time because of unanticipated events or circumstances that affect the determination of our tax liability.

Significant judgment is required, to determine whether an income tax position will be sustained upon examination, even after the outcome of any administrative or judicial proceeding based on the technical merits. Judgment is also required to determine the value of a benefit which is eligible for recognition in our consolidated financial statements.

Additionally, we monitor the interpretation of tax legislation and decisions made by tax authorities and courts, in order to adjust any previous judgment as to accrued income tax. This monitoring may also arise from our income tax planning and/or the settlement of income tax disputes, and may be significant for our operating income in any given period.

Technical provisions from insurance and pension plans

Our insurance technical provisions and pension plans are liabilities for amounts that we estimate will be due to our policyholders and plan participants at a certain point in the future. These values represent the future claims/benefits that are stated in contracts, such as retirement payments, pensions, individual and group life insurance, health insurance and accident insurance, among other items.

Benefits and claims stated in contracts also include provisions for incurred claims but not reported relating to health, property and life insurance. We recognize claims in the period in which the service was provided to our policyholders. However, claim costs incurred in a particular period cannot be known with any certainty until we receive the reports, process them, and pay out the claims. We determine the amount of such provisions using actuarial methods which are based on the historical notifications/payments of claims to determine our estimates of claim liabilities. Methods used to determine these estimates, and to make technical provisions, are regularly reviewed and updated. For additional information, see our consolidated financial statements.

For health insurance long-term contracts, the constitution of other technical provisions can be recognized to cover any resulting differences between the expected value of the future claims, the future related expenses and the expected value of future premiums.

For pension plans and funds long-term contracts certain products offered, such as pension plans and funds, participants go through two distinct phases as part of the contract: first accumulating assets, then enjoying benefits. During the accumulation phase, technical provisions increase as contributions are received and interest is credited (based on contractual arrangements) and decrease by the redemptions paid. If the complement of technical provisions is required, the Complementary Reserve for Coverage (PCC) will be constituted, whose value is calculated in the Liability Adequacy Test (LAT). The TAP, which is prepared using statistical and actuarial methods based on realistic assumptions, taking into account the biometric table BR-EMS (Brazilian Insurance Market Experience) of both genders, adjusted as per longevity development criteria in compliance with the last versions disclosed (improvement) and forward interest rate curves (ETTJ) free from risk as authorized by SUSEP.

Contingent provisions

The provisions are regularly reviewed, and formed, whenever the loss is considered probable, taking into account the opinion of the legal advisors, the nature of the lawsuits, the similarity with previous cases, the complexity and the pronouncements of Courts.

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10. Officers´Notes

10.6 - Relevant Items not evidenced in the financial statements

Officers must describe the relevant items not evidenced in the financial statements of the issuer, indicating:

a)     assets and liabilities held by the issuer, either directly or indirectly, that do not appear in the statement of its financial position (off-balance sheet items), such as:

a)  rentals market, operating assets and liabilities;

There are no relevant items that are not evidenced in the financial statements.

ii) written-off receivables portfolios over which the entity keeps risks and responsibilities, indicating respective liabilities;

There are no relevant items that are not evidenced in the financial statements.

iii) future contracts for purchase and sale of products or services; iv) construction contracts not terminated;

There are no relevant items that are not evidenced in the financial statements.

v) future contractsfuture receipts of financing contracts;

There are no relevant items that are not evidenced in the financial statements.

b)    other items not evidenced in the financial statements

There are no relevant items that are not evidenced in the financial statements. The assets and liabilities held by the issuer, either directly or indirectly, considered as an off-balance sheet, are evidenced in explanatory note No. 46 (items not recorded on the balance sheet), which is part of the Company's financial statements.

			R$ million
	2018	2017	2016
Commitments to extend credit (1)	228,113	203,928	237,020
Financial guarantees (2)	72,871	78,867	78,949
Letters of credit for imports	362	294	329
Total	301,346	283,089	316,298
(1) Includes credit card, personal credit, real estate financing, guaranteed account, and overdraw limits to be cleared; and
(2) Refers to the provided guarantees, which are mostly carried out with Corporate clients.

The contracts are subject to the same credit evaluations as in other credit operations. Standby letters of credit are issued, primarily to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

The financial guarantees are conditional commitments of loans which are issued to guarantee the performance of a client before a third party. According to these guarantees, generally, we have the right of recourse against the client to recover any paid amounts. In addition to this, we retain resources in cash or other guarantees of high liquidity to ensure these commitments.

The letters of credit are undertakings which are issued to guarantee the performance of a customer to a third party. We issue business letters of credit to enable foreign trade transactions. These instruments are short-term commitments to pay the beneficiary of a third party under certain contractual conditions for the shipment of products. The contracts are subject to the same credit assessments applied in other credit concessions.

169– Reference Form – 2019

10. Officers´Notes

10.7 - Comments on other items not evidenced in the financial statements

For each of the items that are not evidenced in the financial statements listed in item 10.6, officers must comment on:

a)     how such items are likely to alter or change the income, expenses, operating results, financial expenses or other items of the financial statements of the issuer

As described in item 10.6, we inform that, with regard to the guarantees provided and the letters of credit for importation, the issuer receives a rate or a commission on the operation that sensitizes the revenue and consequently the operational income. If a problem occurs relating to a client’s capacity to make a payment, there may be the need for the constitution of provisions. Now, regarding the commitments of credit values to be released, there will only be an impact on the lines of income, if clients use these lines of credit.

b)     nature and purpose of the operation

Information disclosed in item 10.6.

c)     nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the operation

Information disclosed in item 10.6.

10.8 - Business plan

Officers must indicate and comment the main elements of the issuer's business plan, exploring specifically the following topics:

a)       investments, including: i) quantitative and qualitative description of ongoing investments and foreseen investments; ii) sources of finance for investments; iii) relevant ongoing divestments and divestments planned;

As a necessary condition for the continued growth, we are investing in Information Technology (IT), and as a source of funding, we use our own working capital, which is represented by the shareholders’ equity.

The following table shows the total amount invested over the last three years, including infrastructure (facilities, furniture and fixtures):

			R$ million
	2018	2017	2016
Information Technology (IT)	6,088	6,037	6,595

b)     provided that it is already disclosed, indicate the purchase of plants, equipment, patents or other assets to materially influence the productive capacity of the issuer

No disclosure of the purchase of plants, equipment, patents or other assets to influence materially our productive capacity.

c)     new products and services, indicating: i) a description of the research in progress that is already disclosed; ii) the total amounts spent by the issuer on research to develop new products or services; iii) developing projects that are already disclosed; iv) the total amounts spent by the issuer in the development of new products or services

We do not have new products and relevant departments, individually.

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10. Officers´Notes

10.9 - Other factors with relevant influence

Comment on any other factors that influenced operational performance in a relevant way, and those which have not been identified or discussed in the remaining items in this section:

There are no other factors which could influence operational performance in relevant ways that have not been mentioned in this section.

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11. Projections

11. Projections

11.1 - Disclosed projections and assumptions

The words "believes", "may", "could", "should", "seeks", "estimates", "continues", "anticipates", "intends", "expects", "potential" and other similar words contained in this section are intended to identify estimates and prospects for the future. The projections and perspectives for the future include information that is linked to results and projections, strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulations and the effects of the competition. Such projections and perspectives for the future relate only to the date on which they were expressed.

Given the risks and uncertainties described here, the projections may not come to fruition and therefore do not constitute any guarantee of future performance. Still, the future results and performance of Bradesco may differ substantially from those that were provided for in its estimates, on the grounds, including, but not limited to, the risk factors listed in this Reference Form, many of which are beyond Bradesco’s capacity to control or forecast. Additionally, such estimates are based on assumptions that may not come true. In view of these uncertainties and limitations, investors should not make their investment decisions solely on the basis of estimates and prospects for the future contained in this Reference Form.

It is important to mention that the projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Central Bank.

a)     Object of projection

Indicators that allow market analysts to feed their projection models for the future results of Bradesco. Currently, the following indicators are disclosed:

Indicators	Measurement form
Expanded Loan Portfolio	Accumulated variation observed in 12 months.
Net Interest Income (1)	Expected growth percentage for the year.
Fee and Commission Income	Expected growth percentage for the year.
Operational Expenses (Personnel and Administrative Expenses)	Expected growth percentage for the year. Estimated Operational expenses comprise Personnel and Administrative Expenses.
Income from Insurance, Pension and Capitalization Bond Operations (It includes the financial income of the operation) (2)	Expected growth percentage for the year.
ALL Expenses + Impairment of Financial Assets (Includes the income from credit recovery) or Expanded ALL(3)	Expenses expected in the year.

(1)     As of 2019 the indicator "NII - Interest Earning-Portion", where the "NII - Interest Earning Portion" and "NII - Non-Interest Earning Portion" installments are now analyzed in a unique way "Net Interest Income".

(2)     As of 2019, "Insurance Premiums", will be tracked as "Income from Insurance, Pension and Capitalization Bond Operations" and includes the financial income of the operation. The new presentation of this item better reflects the performance of insurance activities.

(3)     Includes provision for sureties, guarantees, income from credit recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets.

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11. Projections

b)     Projected period and expiration of the projections

At Bradesco, projections indicate the expected values for the current year. When disclosing the results of each period (last quarter of each year), the expected indicators for the following fiscal year are disclosed. The projections expire in the current year.

c)      Projection assumptions

Assumptions that can be influenced by the Management for 2019

•        The Guidance includes contractual adjustments and the adequacy of costs that are pursuant to the business growth and the investment plan of the Organization;

•        Change of Bradesco’s service network (Expansion/Retraction);

•        The estimates do not include new partnerships or takeovers; and

•        Business growth according to the operational strategy of the Organization.

Premises that are beyond the control of the Management for 2019

•        Maintenance of the basic fundamentals of the current Macroeconomic Policy;

•        Change in the world scenario;

•        Alteration of the Selic interest rate by COPOM to control inflation;

•        Evolution of the loan market;

•        Liquidity conditions that change the demand for credit; and

•        Regulatory changes which affect banking administration.

d)     Values of the indicators object of the forecast

Indicators	Projection	Observed
	2019	2018	2017	2016
Expanded Loan Portfolio	9% to 13%	7.8%	-4.3%	8.6%
Net Interest Income (2019) NII - Interest-Earning Portion (2018, 2017 and 2016) (1)	4% to 8%	-0.3%	-0.5%	15.1%
Fee and Commission Income	3% to 7%	5.2%	9.9%	12.8%
Operational Expenses (Personnel and Administrative Expenses)	0% to 4%	1.7%	7.8%	18.5%
Insurance Premiums	-	-4.9%	6.8%	10.5%
Income from Insurance, Pension and Capitalization Bond Operations (It includes the financial income of the operation) (2)	5% to 9%	-	-	-
ALL Expenses (Includes the income from credit recovery)	-	-	R$18.3 bi	R$21.7 bi
ALL Expenses + Impairment of Financial Assets (Includes the income from credit recovery) or Expanded ALL(3)	R$11.5 bi to R$14.5 bi	R$14.5 bi	R$21 bi	Not included

(1)     As of 2019 the indicator "NII – Interest Earning-Portion", where the "NII - Interest Earning Portion" and "NII - Non-Interest Earning Portion" installments are now analyzed in a unique way "Net Interest Income".

(2)     As of 2019, "Insurance Premiums", will be tracked as “Income from Insurance, Pension and Capitalization Bond Operations" and includes the financial income of the operation. The new presentation of this item better reflects the performance of insurance activities.

(3)     Includes provision for sureties, guarantees, income from credit recoveries, discounts granted, result with BNDU (assets not for own use) and impairment of financial assets.

Note: The 2016’s Guidance takes HSBC Brasil into account only in the second semester of 2016.

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11. Projections

11.2 - Monitoring and changes to the disclosed projections

The projections and estimates used in this item have been prepared in accordance with accounting practices adopted in Brazil, which are applicable to institutions that are authorized to operate by the Central Bank.

a)     Changes or replacement of projections

The projections for 2019 cover the indicators that were supplied and accompanied during 2018, with the change of the "Insurance Premium" indicator to "Income from Insurance, Pension and Capitalization Bond Operations", which now includes the financial income of the operation and "NII – Interest Earning-Portion", where the "NII - Interest Earning Portion" and "NII - Non-Interest Earning Portion" installments are now analyzed in a unique way "Net Interest Income".

b)     Projections concerning past periods – Forecast x Realized

In accordance with the CVM Instruction No. 480/09, for this item, it has been established that, with regard to projections concerning past periods, comparisons between the projected data and those realized are to be disclosed. Below are the projected and realized data relating to the fiscal years of 2018, 2017 and 2016.

Projections for 2018

Indicators	Observed	Estimated
Expanded Loan Portfolio	7.8%	3% to 7%
NII - Interest-Earning Portion	-0.3%	-4% to 0%
Fee and Commission Income	5.2%	4% to 8%
Operational Expenses (Personnel and Administrative Expenses)	1.7%	-2% to 2%
Insurance Premiums	-4.9%	2% to 6%
Expanded ALL (Includes the income from credit recovery)	R$14.5 bi	R$13 bi to R$16 bi

Reasons for deviations in the projections:

  Insurance Premiums – The insurance group's turnover was impacted by the sales behavior of the VGBL product in the insurance market. This product represents 33% of the revenues of Grupo Bradesco Seguros, which substantially resulted in the non-achievement of the projections. If we disregard this atypical and conjunctural behavior, the growth of the insurance group's revenues in 2018 would be 2.3% and would be included in the projections.

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11. Projections

Projections for 2017

Indicators	Observed		Estimated
	Disclosed	Pro-Forma (1)	Disclosed	Pro-Forma (1)
Expanded Loan Portfolio	-4.3%	-4.3%	-5% to -1%	-5% to -1%
NII - Interest-Earning Portion	-0.5%	-6.4%	2% to 6%	-5% to -1%
Fee and Commission Income	9.9%	4.2%	8% to 12%	2% to 6%
Operational Expenses (Personnel and Administrative Expenses)	7.8%	-2.9%	7% to 11%	-4 to 0%
Insurance Premiums	6.8%	4.6%	6% to 10%	4% to 8%
ALL Expenses (Includes the income from credit recovery)	R$18.3 bi		R$18.0 bi to R$21.0 bi
ALL Expenses + Impairment of Financial Assets (Includes the income from credit recovery)	R$21 bi		Not included

(1)     Includes the incorporation of HSBC Brasil during the entire period of analysis to favor the comparability.

Reasons for deviations in the projections:

  NII - Interest-Earning Portion – the variation was basically due to the impact of decreased of volume and effect of “interest”.

Projections for 2016

Indicators	Observed	Estimated
Expanded Loan Portfolio	8.6%	8% to 12%
NII - Interest-Earning Portion	15.1%	13% to 17%
Fee and Commission Income	12.8%	12% to 16%
Operational Expenses (Personnel and Administrative Expenses)	18.5%	12% to 16%
Insurance Premiums	10.5%	8% to 12%
ALL Expenses (Includes the income from credit recovery)	R$21.7 bi	R$20.0 bi to R$22.5 bi

Note: The Guidance takes HSBC Brasil into account only in the second semester of 2016.

Reasons for deviations in the projections:

  Operational Expenses – the variation was mainly due to an increase in the administrative expenses that were impacted by extraordinary factors recognized as recurring. These expenses are mainly related to the integration of the acquired bank and the anticipation of payments made based on financial benefits.

c)     Projections relating to ongoing periods

In January 2019, the projections were disclosed for the ongoing period, which were informed in item 11.1 of this Reference Form.

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12. Shareholders’ meeting and management

12.1 Description of the administrative structure

Bradesco's administrative structure consists of the Board of Directors, elected by the Shareholders’ Meeting, and the Board of Executive Officers, elected by the Board of Directors. According to the Bylaws:

- The Board of Directors is comprised of six (6) to ten (10) members who are elected by the Shareholders’ Meeting, who may be reelected;

- The Company’s Board of Executive Officers is elected by the Board of Directors, and will be composed of eighty-three (83) to one hundred and eight (108) members, distributed, at the Board's discretion, as follows: i) seventeen (17) to twenty-seven (27) Executive Officers, with one (1) Chief Executive Officer and sixteen (16) to twenty-six (26) Officers that are distributed among the positions of Executive Vice-President, Managing Officer and Deputy Officer; and ii) sixty-six (66) to eighty-one (81) Officers, which are distributed among the positions of Department Officer, Officer and Regional Officer;

- Bradesco’s administrative structure also has two statutory committees (Audit and Remuneration Committees).

A)              responsibilities of the Board of Directors and bodies and permanent committees, which report to the Board of Directors:

1)     Board of Directors:

-      to establish the strategic guidance of the Company, within the best practices of corporate governance, to protect and maximize the shareholders’ return on investment;

-      to review, on an annual basis, the system of corporate governance of the Company;

-      to approve the annual budgets, the investment plans and the new programs for the expansion of the Company;

-      to ensure that the social affairs are conducted with probity, so as to preserve the good name of the Company;

-      to elect and/or destitute the Board of Executive Officers;

-      to evaluate the performance and management of the CEO, in the exercise of his/her mandate;

-      to examine at any time the ledgers and securities of the Bank and Subsidiaries, requesting information about the acts practiced, contracts signed or to be signed or any other matter that is of their interest;

-      to convene a Shareholders’ Meeting whenever they deem necessary, observing the provisions in the current legislation;

-      to comment on the Management Report and the accounts of the Board of Executive Officers and deliberate on the financial statements;

-      to select and/or destitute the Independent Auditors;

-      to be diligent so that the Board of Executive Officers is always apt to exercise its duties with competence, transparency and respect to the strictest ethical principles;

-      to name a substitute for the Vice-President, in case of vacancy of the role, and of any other Board members, in cases of temporary or permanent leave;

-      whenever possible, to preserve administrative continuity, aiming for the stability, prosperity and security of the Company;

-      to authorize the acquisition, divestiture and encumbrance of goods belonging to the Fixed Assets and shareholding of non-permanent character of the Company and of its direct and indirect subsidiaries, when worth more than one percent (1%) of their respective Shareholders’ Equity;

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-      to make decisions on:

•         trading with shares that are issued by the company itself, including the trade with options of sale or purchase involving shares issued by the Company, for cancellation or temporary permanence in treasury and later disposal; and

•         issuing, by the Company, of Promissory Notes.

-      to authorize the contracting of foreign loans;

-      to authorize donations, contributions and assistance;

-      to make decision on payment of dividends and/or interest on shareholders’ equity proposed by the Board of Executive Officers;

-      to submit to the Shareholders’ Meeting the proposals that aim to increase or reduce share capital, grouping or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company;

-      to manifest themselves in relation to any public offer having as object shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other information, the opinion of the Management about the possible acceptance of the public offer and of the economic value of the Company;

-      to manifest themselves on corporate events which may give rise to a change of control, determining if they ensure fair and equitable treatment to shareholders of the Company;

-      to make decision on associations that involve the company or its subsidiaries, including on the participation in shareholders’ agreements;

-      to approve the application of resources from fiscal incentives;

-      to bring subjects of interest to the Company chosen at their own discretion into its sphere of deliberation and to decide on the omitted cases;

-      limited to the annual global amount approved by the Shareholders’ Meeting, to perform the distribution of remuneration and social security funding to the Managers;

-      to establish the compensation of the Members of the Audit and Ombudsman Committee; and

-      to authorize, where it considers necessary, the individual representation of the Company, for a certain period, by a member of the Board of Executive Officers or by an attorney, where their authorization shall indicate the acts that may be executed. The Board of Directors may assign special duties to the Board of Executive Officers or any of its members, as well as establishing committees to deal with specific matters in the scope of the Board of Directors.

The Board of Directors may assign special duties to the Board of Executive Officers or any of its members, as well as establishing its own committees, nominating and destituting its members at any time, to deal with specific matters, being responsible for assessing them annually.

The Board of Directors must always be ready to be implemented a previously designed plan for the succession of the Chief Executive and those engaged in top positions at the Organization when necessary.

The Board of Directors shall meet regularly six (6) times per year and, extraordinarily, when the interests of the company so require, convened by its Chairman, or half of the remaining sitting members, drawing up the minutes for each meeting.

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2)     Commitees:

a) Statutory Committees (Reports to the Board of Directors):

Audit Committee:

The Committee shall recommend and advise the Board of Directors in its tasks that relate to the monitoring of the accounting practices that are adopted in the preparation of the financial statements of the Company and its subsidiaries, and in the indication of the independent audit.

The Committee's duties are:

-      to recommend to the Board of Directors the entities that are to be hired, in order to provide independent audit services to ensure the financial statements, as well as the actuarial audit services, in the case of Grupo Bradesco Seguros, in addition to its compensations and replacements;

-      to review, prior to the disclosure to the market, the financial statements, including any notes, reports of the management and the independent auditor's reports;

-      to assess the effectiveness of internal and independent audits, including with regard to the verification of compliance with legal and regulatory devices applicable to the Company, as well as internal codes and regulations;

-      to approve the instruments under management of the Internal Audit, such as the Statutes, Work Plan and Annual Report, for later submission to the Board of Directors;

-      to verify the event of meetings, the compliance with their recommendations and/or the clarifications of their inquiries, including with regard to the planning of their audit work, formalizing in Minutes the contents of such meetings;

-      to assess the compliance by the Company’s Board of Executive Officers, with the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any possible conflicts between the external auditors and the Board of Executive Officers;

-      to establish and publish procedures for the reception and processing of information that regards the noncompliance with legal and regulatory devices applicable to the Company, as well as internal regulations and codes, including the prediction of specific procedures for the protection of the provider of information and its confidentiality;

-      to recommend, to the Company’s Board of Executive Officers, the correction or improvement of policies, practices and procedures that are identified in the framework of its powers;

-      to establish operational rules for their operation;

-      to meet with the Fiscal Council and Board of Directors, at their request or of the Audit Committee itself due to a material fact, to discuss the policies, practices and procedures identified in the framework of their respective competences;

-      to meet, at least, quarterly, with the Board of Directors of the Company and internal and independent audits; and

-      to interact with the Risk Committee to exchange information related to the structure of risk governance and for the effective treatment of risks to which the institution is exposed.

Remuneration Committee:

The Committee shall advise the Board of Directors in the conduct of the Management’ remuneration policy in accordance to the Policies and Internal Standards to rule on the matter, besides the applicable laws and regulations:

The Committee's duties are:

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-      to elaborate the "Remuneration Policy of the Bradesco Organization’s Management” ("Policy"), as well as supervise the implementation and operationalization of internal rules for its due fulfillment, submitting them to approval by the Board of Directors;

-      to annually review the Policy and internal rules, or when necessary, to propose to the Board of Directors, any adjustments or improvements where applicable;

-      to propose to the Board of Directors the overall remuneration amount (composed of - monthly fee and variable remuneration) that is to be distributed to the Management of each company of the Bradesco Organization, in accordance with the internal rules adopted by the Board of Directors.

In order to establish the global remuneration amount (Monthly Salary and Variable Remuneration), and other possible impacts that may occur in the “Remuneration Policy of the Bradesco Organization’s Management", the Remuneration Committee shall note the following aspects:

-      size and income of the company compared to its competitors;

-      domestic and foreign economic situation, taking into account past, present, and future scenarios;

-      internal and external factors that may affect the Organization’s business (current and potential risks);

-      comparative analyses of market practices with similar characteristics.

-      to propose to the Board of Directors the payment of variable remuneration to the Management of each company of the Bradesco Organization, which is limited to the total amount approved in accordance with the internal rules adopted by the Board of Directors;

-      to register the amounts proposed in the Committee Meeting Minutes;

-      to ensure that the practice of remuneration is related to objectives that seek to add value to the Organization, and is not encouraging behavior that increases the risk of exposure above the levels deemed prudent in the strategies of the short, medium and long term;

-      to approve the “Remuneration Committee Report”, prepared by the Advisory Unit, as set forth in Article 15 of Resolution No. 3,921 of the Central Bank of Brazil; and

-      to observe the other requirements set out in the current legislation.

The Committee may also, at the request of the Board of Directors, where appropriate, evaluate and propose the remuneration of members of other statutory bodies as well as hire specialized professional services, when it deems it convenient.

b) Non-Statutory Committees (Reports to the Board of Directors):

Integrated Risk Management and Capital Allocation Committee

It is up to the Committee to advise the Board of Directors on the performance of its attributes in the management and control of risks and of capital, which is here understood as the economic-financial consolidated.

Duties:

-      to assure the fulfillment of the Organization’s risk management policies;

-      to assure the effectiveness of the risk management processes;

-      to approve the exposure limits by types of risks, according to the risk appetite set forth by the Board of Directors;

-      to validate and submit to the Board of Directors’ approval:

                                             i.        policies, structures, roles, responsibilities and procedures that are associated with risk and capital management;

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                                           ii.        proposals of risk appetite and exposure limits by type of risks and the management of capital;

                                          iii.        the Recovery Plan and, in its eventual implementation, the adoption of provisioned strategies, as well as concluding the implementation;

                                          iv.        the results of the revisions, regarding policies and structures of risks and capital management, observing, at least, the frequency established in the regulation;

                                           v.        the review of the Internal Rules of the Executive Committees for Risk and Capital Management, whenever necessary;

                                          vi.        the adverse and adequately severe parameters, scenarios and assumptions (systemic and/or idiosyncratic); and

                                        vii.        the program of stress tests, their results (risks and capital) and the management actions to mitigate the impacts.

-      to inform the Board of Directors the risks control reports, the assessment of capital requirement and capital adequacy, as well as any substantial changes that relate to the adopted strategies, the status of business continuity plans, the resolved initiatives proposed by the Crisis Management Executive Group and the status of the crisis;

-      to acknowledge the rules issued by the Basel Committee on Banking Supervision (BCBS), to estimate the impacts of its adequacy and to monitor its implementation;

-      to be informed of the work carried out by internal and external audits regarding risk management, and of the results concerning the Independent Validation of Models;

-      to inform the Board of Directors on a regular basis about activities related to the Committee;

-      to provide the Board of Directors with an extensive and integrated view of risks and their impact on capital;

-      to acknowledge the periodic monitoring of the Risk Indicators in force, deriving from the Technical Commission of Stress Tests;

-      to execute the Recovery Plan according to the decision of the Board of Directors and to evaluate the efficiency of the adopted strategies;

-      to ensure to the Central Bank of Brazil the timely communication in respect of the implementation (or not) of the Recovery Plan when reaching the critical level of the indicators and/or the materialization of the stress situation.

-      to share, with the Risk Committee, the matters that may subsidize their analyses;

-      to discuss the adverse and adequately severe parameters, scenarios and assumptions (systemic and/or idiosyncratic);

-      to report the authoritative structure decided upon under the auspice of this Committee to the Board of Directors;

-      to deliberate over the relationship with suppliers that are categorized as High or Very High Socio-Environmental Risk, in accordance with the guidelines established in the Standards for Socio-Environmental Risk, and submit them to the Board of Directors for approval;

-      to approve the competencies related to the collection flow for consignment loan transfers delays;

-      to decide on, as well as make the Board of Directors aware of, cases involving delays in transfer of consignment loans, according to the established competencies;

-      to evaluate and decide on the actions proposed by the Crisis Management Executive Group; and

-      to assess the effectiveness of activities carried out by the Crisis Management Executive Group.

The Committee may hire professional specialized services whenever convenient.

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Risk Committee

It is up to the Committee to advise the Board of Directors of Banco Bradesco S.A., hereinafter the Board of Directors, in the performance of its duties related to risk and capital management.

Duties:

-      to assess the risk appetite levels set out in the Risk Appetite Statement (RAS) and the strategies for its management, taking risks into account individually and in an integrated manner;

-      to supervise the activities and performance of the Chief Risk Officer (CRO);

-      to supervise compliance, by the institution’s Board of Executive Officers, with the terms of the RAS;

-      to evaluate the level of adherence of the processes of the risk management structure to the established policies;

-      to propose, at least annually, recommendations to the Board of Directors on policies, strategies, and the limits of risk and capital management, stress test program, business continuity policy, liquidity and capital contingency plans, and capital plan;

-      to report, at least quarterly and through meetings, the Board of Directors on the Committee’s activities;

-      to share with the Audit Committee any matters that may support the analyses and preparation of the Audit Committee Report;

-      to propose to the Board of Directors amendments to this statute, when necessary; and

-      to keep records of its deliberations and decisions.

3)           Internal Audit

The purpose of the General Inspectorate Department (Internal Audit), which lies directly under the Board of Directors, is to assess the Bradesco Organization’s proceedings, in an independent manner, in order to contribute to the mitigation of risks and the adequacy of the Processes and the effectiveness of Internal Controls, in adherence to the Policies, Standards and Internal and External Regulations.

Methodologies used in the assignments are based on the COSO Model (Sponsoring Organizations of the Treadway Commission Committee), and on COBIT (Control Objectives for Information and Related Technology), in the International Standards for the Professional Internal Audit Practice described by the IIA (Institute of Internal Auditors) and in the internal rules of the Bradesco Organization.

It performs tests to assess the Business/Information Technoloy internal controls, as well as the Application Systems. Noncompliances are discussed with the Audited Companies/Units, with a subsequent record of them in the audit report, which are reported to the Board of Executive Officers and presented to the Audit Committee and Board of Directors, according to their severity, which will continued to be followed up until its implementation/regularization, even with the adoption of compensatory controls while the improvements required do not occur effectively.

The General Inspectorate Service has existed since Bradesco's first day of operation and, in 1970, was designated a Department by the Bank. In July 2014, it received the Certification of Quality Assessment, issued by the Institute of Internal Auditors of Brazil.

The General Inspectorate has Internal Regulations, duly approved in the Special Meeting by the Board of Directors (RECA) No. 3,064, of January 29, 2019.

i.                 if they have their own internal rules, stating, if affirmative, the body responsible for the approval, the date of approval and, if the issuer discloses these regulations, the sites in the global network of computers on which these documents can be consulted:

Board of Directors:

Own internal rules, approved in the Special Meeting by the Board of Directors (RECA) No. 814, of December 19, 2001, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br.

Audit Committee:

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Own internal rules, approved in the Special Meeting by the Board of Directors (RECA) No. 1,003, of April 30, 2004, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br and meets at least quarterly with the Company’s Board of Executive Officers and internal and independent audits.

Date of installation: December 17, 2003

Remuneration Committee:

Own internal rules, approved in the Special Meeting by the Board of Directors (RECA) No. 1,006, of May 17, 2004, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br. For the fulfillment of their duties, the Committee shall meet ordinarily semiannually and extraordinary character whenever necessary.

Date of installation: December 17, 2003

Integrated Risk Management and Capital Allocation Committee:

Own internal rules, approved in the Special Meeting by the Board of Directors (RECA) No. 1,268, of December 27, 2007, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br.

Risk Committee:

For the fulfillment of their duties, it has own internal rules, approved in the Special Meeting by the Board of Directors (RECA) No. 2,760, of August 21, 2017, and it is available on Bradesco’s Investor Relations website www.bradescori.com.br.

ii.               if the issuer has a statutory audit committee, stating, if affirmative, its main duties, form of operation and whether it meets the requirements of the regulations issued by the CVM on the subject:

Committee described in item 12.1.a.

iii.              the way the Board of Directors evaluates the work of the independent audit, indicating whether the issuer has a policy of hiring extra-audit services with the independent auditor, and informing the body responsible for the approval of the policy, the date of approval and, if the issuer discloses the policy, sites in the global network of computers on which the document can be consulted:

The Bank's independent audit reports to the Board of Directors, by means of the Statutory Audit Committee of the Bradesco Organization.

The Audit Committee is the body responsible for recommending to the Board of Directors the entities to be contracted for the rendering of independent audit services to examine the financial statements, in addition to their salaries and replacements.

In the evaluation of the effectiveness of the independent audit, the Audit Committee shall also examine, in advance, the hiring of the independent auditor for the provision of other services that are not of audit of the financial statements, ensuring their independence and the observation of the existing legislation and Norms of the Profession, reporting to the Board of Directors, at least semiannually. This assignment of the Committee is formalized in the paragraph 1 of Article 4 of the regulation, which was approved by the Board of Directors and is publicly available on the Investor Relations website:

https://www.bradescori.com.br/siteBradescoRI/Uploads/ModArquivos/662/662_1_9_1_Regimento%20Comite%20de%20Auditoria_%20Final.pdf

As to the relationship of the independent audit with the Audit Committee, the matter is duly formalized in the Regulations of the aforementioned Committee, also publicly available at the aforementioned link, which is responsible for the following:

-      to recommend to the Board of Directors, the entity to be contracted for the provision of independent audit services and the respective remuneration, as well as its replacement;

-      to review, prior to the disclosure to the Market, the financial statements, including the explanatory notes, management reports and opinion of the independent auditor;

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-      to evaluate the effectiveness of independent and internal audits, including in relation to the verification of compliance with legal and normative devices applicable to the Company, besides internal regulations and codes; and

-      to assess the fulfilment, by the Board of the Company, of the recommendations made by the independent or internal auditors, as well as recommending to the Board of Directors the resolution of any conflicts between the external auditors and the Board of Executive Officers.

Annually, the Audit Committee meets with the independent auditing firm to discuss the planning of the work for the period which, in the course of the year, presents its achievements and main conclusions to the Committee. The reporting to the Board of Directors is made both by its own independent auditors and the Committee by means of meetings held during the fiscal year.

Regarding the evaluation of the effectiveness and independence of the independent audit, the Audit Committee also analyzes the hiring of the independent auditor for the provision of other services other than financial statements auditing, reporting every six months to the Board, through a meeting in which the Report of the Audit Committee is presented. On the basis of this document, the Board declares that the criteria of independence of the independent audit is in accordance with the legislation in force.

B) regarding the members of the Statutory Board of Executive Officers, their duties and individual powers, indicating if the Board has its own internal rules, informing, if affirmative, the body responsible for the approval, the date of approval and, if the issuer discloses these regulations, and the sites in the global network of computers on which these documents can be consulted:

Duties:

Officers undertake to manage and represent the Company, with the required power to force it into any acts and contracts of interest, and may compromise and waive rights and acquire, dispose of and encumber property, provided that, for values greater than 1% of the shareholders’ equity of the Company, the operation must be authorized by the Board of Directors.

The Board of Executive Officers has own internal rules, approved in the Special Meeting by the Board of Directors (RECA) No. 2,712, of May 22, 2017, and it is available on Bradesco’s Investor Relations website: https://www.bradescori.com.br/siteBradescoRI/Uploads/ModArquivos/32/32_1_Regimento%20Diretoria_4.6.2018_site.pdf

In addition to the normal assignments given to them by law and by the Bylaws, it is specifically up to each member of the Board of Executive Officers:

-      to the Chief Executive Officer: (i) to exercise the leadership of the Company, striving to ensure that the deliberations and the guidelines established by the Board and by the Shareholders’ Meetings are faithfully observed; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to chair meetings of the Board of Executive Officers; (iv) to supervise and coordinate, directly, the actions of the Vice-Presidents and, indirectly, of the other members of the Board of Executive Officers; (v) to forward to the Board the matters of its competence, after consideration by the Board of Executive Officers; (vi) to coordinate the execution of the strategic planning established by the Board of Directors, including the elaboration of the business plans, annual and pluri-annual operational, financial and investment budget plans of the Company, to be submitted to the Board; and (vii) to implement and monitor all legal and regulatory obligations imposed on the Company;

-      to the Vice-Presidents: (i) collaborate with the Chief Executive Officer in the performance of their duties; (ii) replace, when appointed by the Board of Directors, the CEO in their absences or temporary impediment; and (iii) supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, in the scope of their reporting line;

-      to the Managing Officers: (i) to collaborate with the CEO and other members of the Board of Executive Officers in the performance of their duties; and (ii) to perform the tasks assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;

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-      to the Deputy Officers: (i) to collaborate with the CEO and other members of the Board of Executive Officers in the performance of their duties; and (ii) to perform the functions assigned to them, supervising and coordinating the actions of the officers that are in the scope of their reporting line;

-      to the Department Officers: conduct activities of the Departments to which they belong;

-      to the Officers: perform the tasks assigned to them;

-      to the Regional Officers: guide and supervise the Service Points under their jurisdiction and comply with the duties which they are assigned.

With the exceptions provided for expressly in the Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, and one of them being the Chief Executive Officer or Vice-President.

The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, in conjunction, specifically constituted by two (2) Officers, with the respective power of attorney mentioning their powers, the acts they can practice and their term.

The Company may still be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases:

-      mandates with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated;

-      upon summoning or subpoenas;

-      participation in biddings;

-      in the Shareholders’ Meeting of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity;

-      before bodies and Government offices, provided that it doesn't involve the assumption of responsibilities and/or obligations by the Company;

-      in court testimony; and

-      before the certifying entities to obtain digital certificates.

C) date of installation of the Fiscal Council, if this is not permanent, informing if they have their own internal rules, stating, if affirmative, the date of approval by the fiscal council and, if the issuer discloses these regulations, the sites in the global network of computers on which these documents can be consulted:

On March 10, 2015, the Fiscal Council became Permanent Body, it has own internal rules, approved on the Annual Meeting of the Fiscal Council (ROCF) No. 10, of July 30, 2004, and it is available on Bradesco’s Investor Relations website:

https://www.bradescori.com.br/siteBradescoRI/Uploads/ModArquivos/24/24_1_SITE%20PORT.pdf

D) mechanisms for the evaluation of the performance of the Board of Directors and each body or committee which reports to the board of directors, informing, if affirmative:

i) the frequency of the evaluation and its scope, indicating whether the assessment is made only in relation to the body or if it also includes the individual assessment of its members;

ii) the methodology adopted and the main criteria used in the evaluation;

iii) how the results of the evaluation shall be used by the issuer to improve the functioning of the body; and

 iv) if the consulting services or external advice is hired.

Members of the Board of Directors:

Annually, the Chairman of the Board of Directors of the Company and the Body itself, as a collegiate body, are evaluated by controlling shareholders, based on criteria relating to the establishment of corporate

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strategies, the review of business plans and policies and the supervision of the activities of the Board of Executive Officers.

The annual evaluation of the Board of Directors, as a Collegiate Body, and its members, individually, has occurred since 2006, the year in which the attributes for conducting the assessment, by the Chairman of the Body, were established and formalized.

As per 2018, the evaluation process mentioned was reevaluated, and then conducted by the controlling companies of this Company, based on indicators established by them, which consider:

For the Board Members, individually:

•         Respect to the Bylaws;

•         Loyalty;

•         Confidentiality of Information;

•         Integrity;

•         Values and Objectives of the Company;

•         Duties;

•         Instruction;

•         Expertise;

•         Time Availability;

•         Motivation;

•         Responsibility;

•         Corporate Governance;

•         Risk Management;

•         Conflict of Interest; and

•         Relationship with other Bodies of Management, Supervision and Advice.

And for the Body, as a collegiate body:

•         Diversity;

•         Mandate and maximum number of other boards;

•         Segregation of Duties;

•         Succession;

•         Duties;

•         Advisory Bodies;

•         Annual Calendar of Meetings;

•         Relations;

•         Sustainability; and

•         Risk Management and Compliance.

Based on the results of the evaluations, the controlling shareholders analyze the results of the evaluations, identifying the points for improvement of the body, as well as the actions to be implemented in order to submit the names of possible candidates for the election process.

Bradesco's Committees which report to the Board of Directors are evaluated on the basis of the fulfillment of their tasks, which are established in the respective Regulations. Through periodic meetings on the subjects dealt with and information provided by the Board of Executive Officers and Committees, the Board of Directors assesses the performance of such bodies, in which minutes are taken and, if the performance is deemed insufficient, the Board will propose the reformulation of its structure, in order to achieve the desired performance.

Members of the Committees:

The members of the statutory committees are periodically assessed by the Board of Directors, which considers the following aspects:

•         the fulfillment of the tasks laid down in the rules of procedure of the Committee to which the member belongs;

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•         time that the member makes available for the work of the Committee;

•         the commitment to the development of the work; and

•         frequency of meetings and effective participation therein.

The interaction between the Committees and the Board of Directors is intense in Bradesco. The number of committee sessions, as well as meetings with the Board and with different departments, denotes the good relationship between these bodies and the Board, as well as the Senior Management's support for the development of the activities. Moreover, the presence of the Board of Directors and Board of Executive Officers members within the Committees further facilitates the relationship between the bodies, as well as their functioning, making the process of the evaluation of members of the Committees by the Board possible, through the observation of the development of their activities and of the other aspects mentioned above.

The Audit Committee has its own self-assessment carried out by its members, which considers aspects that are related to the involvement of members of the Committee with various subjects and areas of Bradesco, namely:

•          financial statements;

•          risk management and internal controls;

•          compliance and ethics;

•          supervision of management and internal controls; and

•          relationship with external auditors.

Members of the Board of Executive Officers

The CEO and the other Executive Officers are evaluated by the Board of Directors and the mechanisms to assess the Chief Executive Officer’s performance is in line with the constant concern of the Company for the conduction of corporate strategies, such as:

Performance/Results

It is incumbent upon the Chief Executive Officer:

•        to undertake efforts to enhance the profit growth of the Company;

•        to be conscious of their responsibility and the challenges of the Company, having in-depth knowledge of the operations carried out;

•        to maintain unity and harmony in charge of the business;

•        to have experience in the managing of crises and in the identifying and managing of risks;

•        to refrain from any situations that propose a conflict of interest to the Company, since the established goals should align with the strategic parameters that are outlined by the Board of Directors and fit in the politics and corporate culture of the Organization, demonstrating a firm commitment to generating shareholder value and to the defense of their interests; and

•        to maintain constant concern for transparency, in order to allow for the use of safer and more efficient means so that access to the Company records is easy, quick and effective for customers, shareholders, and employees.

Performance of Shares/ADRs on Domestic Stock Markets and Abroad

The Chief Executive Officer must undertake the greatest efforts to search for the best results for our shareholders, translated, essentially, in appreciation of the roles within stock exchanges, in the payment of interest on shareholders’ equity and dividends and fair treatment to all. The relationship should be based on the ethical principles of the Organization, in accordance with the applicable laws and regulations, as well as ensuring the protection of market information and ensuring the absolute confidentiality of that information which is not public knowledge. This is obtained by virtue of the job, and that could interfere with the quotation of the shares and influence the movement of the market and/or investment decisions.

Market Penetration Ability

The CEO must work actively in the formulation and conduct of his/her assignments, considering:

•        mechanisms to broaden the customer base and the volume of operations; and

•        market opportunities that will add value to the Company, including any possible acquisitions and implementations of operating agreements and partnerships.

Adopted Policies of Corporate Governance, Human Resources and Sustainability:

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The Chief Executive Officer undertakes to:

•        ensure the sustainability of the Organization by incorporating social and environmental factors in the definition of its business and operations, seeking to create products for the scope of corporate sustainability;

•        keep up to date with the main demands of the market, socially and environmentally related;

•        search for the constant improvement of Corporate Governance practices;

•        follow topics that could cause a significant impact to the image of the Organization;

•        be guided by ethics in all of their relationships, such as those with shareholders, customers, investors, the Central Bank and other Government Bodies; and

•        act fairly, in accordance with good labor principles, ensuring equal opportunities in recruitment, professional development, evaluation, remuneration and the discipline of Officers and other employees.

The evaluation of other members of the Board of Executive Officers, conducted by the CEO, in as far as possible, should be based on the guidelines herein set forth and our organizational culture, in which the process of designating staff for other levels in the hierarchy depends on their showing outstanding merit in their field of work, considering factors such as competence, technical quality, interest and performance, and no event may be automatic or compulsory.

Other Officers

The individual performance of the Management, as well as that of their corresponding areas, is accompanied by their respective superiors regarding the process of formal evaluation, and specific indicators are defined for the assessment of the areas and for individual assessment, following the requisites of CMN Resolution No. 3,921. These indicators are defined according to the Administrator's duties, in addition to considering the business oriented areas, areas of controls and other areas of support.

For the assessment of areas, the following groups of indicators are considered, as a minimum:

•        main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

•        actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with a minimum use of resources;

•        actions directed to risk management: are corporate indicators that measure the exposure to risk and the internal controls, which are properly monitored by the responsible Area (Integrated Risk Control Department - DCIR);

•        actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

•        actions directed to environmental aspects: are indicators that assess the degree of compliance with the objectives of the area, regarding environmental aspects.

For individual assessment, the following indicators are considered, as a minimum:

•        quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the evaluated Manager;

•        commitment to strategy: aims to evaluate if their performance reflected positively, with material contributions to the Strategic Planning in the period;

•        participation in collegiate decisions: aims to evaluate the active participation in meetings and the convened committees, with opinions that contributed to the submitted decisions;

•        leadership team: evaluates the team management process;

•        planning: assesses the ability to plan the activities of their area in the medium and long term; and

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•        overview: evaluates, mainly, the Managers' vision regarding future trends in order to meet the demands of the market.

The performance evaluations of Managers in the areas of internal control and risk management must be based on the achievement of the objectives of their own functions, and not specifically on the overall performance of the Organization. The Integrated Risk Control Department – DCIR, and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies within the Bradesco Organization.

Bradesco’s Human Resource Department will follow the process described above and will forward each Manager’s evaluation file to the Remuneration Committee, with the respective name and decision regarding the eligibility.

12.2 - Rules, policies and practices relating to Shareholders’ Meetings

a)   summoning deadlines

Bradesco offers all documentation relating to Shareholders’ Meetings at least 30 days in advance. In 2019, the relevant documents for the Shareholders’ Meeting of March 11, 2019 were made available to the market on February 7, 2019.

b)   competencies

Shareholders’ Meetings convened and installed in accordance with the law and the Bylaws have the power to decide all of the business that is related to the object of the Company and to take the decisions it deems to be convenient to its defense and development. This subject is addressed in Chapter Eleven (Articles 121 to 137) of Law No. 6,404 of December 15, 1976.

Pursuant to Article 132 of Law No. 6,404/76, the Corporation must hold its Annual Shareholders' Meeting in the four (4) months following the end of the fiscal year, to deal with the following matters:

I - to take the manager's accounts, in order to examine, discuss and vote on the financial statements;

II - to decide on the allocation of the net income for the year and the distribution of dividends; and

III - to elect managers and members of the Fiscal Council.

For all other cases, such as the reform of the Bylaws, any deliberation about a transformation, merger, incorporation and spin-off of the Company, its dissolution and liquidation, electing and dismissing liquidators and judging their accounts, grouping and splitting of shares, a Special Shareholders’ Meeting shall be convened.

c)   addresses (physical or electronic) in which the Shareholders’ Meeting documents are available to the shareholders for analysis.

The documents pertaining to the Shareholders’ Meeting, such as Call Notices and Proposals of the Board of Directors, are placed at the disposal of shareholders at the Market Relations Department, at Núcleo Cidade de Deus, Prédio Vermelho, 3º andar, Vila Yara, Osasco, SP and on the Bradesco’s Investor Relations websites (https://www.bradescori.com.br/siteBradescoRI/Paginas/governancacorporativa/143_assembleias-gerais.aspx?AbaSelecionada=2), of B3 S.A. - Brasil, Bolsa, Balcão and of CVM.

d)   identification and management of conflicts of interest

As established by Law No. 6,404/76, the shareholder shall exercise the right to vote in the interest of the Company. Votes exercised for the purpose of causing damage to the Company or the other shareholders, or those exercised to obtain, for oneself or for others, an unjust advantage that results in, or that is likely to result in, damage to the Company or to other shareholders shall be considered abusive.

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During the meeting, the shareholders who have conflicting interests with those of the Company in a given deliberation should report the fact immediately, and refrain from participating in the discussion or from voting on that item.

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e)   request of proxies by Management for the exercise of voting rights

Bradesco's Management does not request proxies for voting, and any representation at Shareholders’ Meetings is at the discretion of shareholders.

f)    formalities necessary for the acceptance of proxies, authorized by shareholders, indicating if the issuer requires or waives the certification of signature, notarization, consularization and certified translation and if the issuer admits proxies electronically authorized by the shareholders

When the shareholder is represented by proxy, the regularity of proxy must be examined before the start of Shareholders’ Meetings, as well as the ownership of shares.

In order to expedite the process and to facilitate the work of the Meetings, the proof of ownership of the shares, the power of attorney and eventual voting declaration, at the shareholders’ discretion, should be submitted to the offices of the Company, preferably at least two (2) business days prior to the Shareholders’ Meeting, at Banco Bradesco S.A. -  Secretaria Geral - Área Societária - Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, Vila Yara, CEP 06029-900, Osasco, SP. A copy of the documentation may be sent to governancacorp@bradesco.com.br.

Before being sent to Bradesco, corporate and representation documents of legal entities and investment funds written in a foreign language must be translated into Portuguese. The said translations must be registered in the Titles and Documents Registry Office (a certified translation is not required).

g)   formalities necessary for the acceptance of remote voting, when sent directly to the Company, indicating if the issuer requires or waives the certification of signature, notarization and consularization

If the shareholders wish to submit their voting instructions directly to the Company, they should access the Corporate Governance section of Bradesco's Investor Relations website (https://www.bradescori.com.br/siteBradescoRI/Paginas/governancacorporativa/143_assembleias-gerais.aspx) or the CVM’s website (http://sistemas.cvm.gov.br/?CiaDoc), fill out and print the form, initial each page and sign it.

After this, they should forward the Form, duly completed, initialed and signed, along with the certified copies of the documents that are listed in the table below, to governancacorp@bradesco.com.br as well as to the following address: Banco Bradesco S.A., Secretaria Geral - Área Societária, Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, CEP 06029-900, Osasco, SP, Brazil.

Documents to be presented at the Company, together with the Form	Individual	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayer’s Registry and Identity Card with photo of the shareholder or its legal representative[1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated[2]

	-	X	X
Legal document that confirms the legal powers granted, including representation, if this is the case[2]

	-	-	X
Consolidated and updated fund regulation

(1) Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized; and

(2) For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

We note that, before being sent to Bradesco, the corporate and representation documents of legal entities and investment funds, written in a foreign language, must be translated into Portuguese, as previously mentioned.

Bradesco must receive the original Form and the certified copy of the other documents within seven (7) days before the Meeting date, at the address informed. In up to three (3) days after the receipt of such documents, the Company will notify the shareholders, through the electronic address informed by the shareholder on the Form, regarding the receipt of the documents and their acceptance.

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12. Shareholders´meeting and management

The Form received by Bradesco, which is not fully and regularly completed and/or is not accompanied by the supporting documents, listed above, will be disregarded.

Bradesco will send the information on any Form and on any of the disregarded, relevant documents, through the electronic address provided by the shareholder on the Form, together with the necessary guidance for its rectification. In any case, Bradesco must also receive the Form that is rectified, eventually, by the shareholder, as well as the documentation, within seven (7) days before the Meeting date.

h)   if the Company has an electronic system that it uses to count remote votes or remote participation

For investors with shares in custody on B3 or directly with the bookkeeper, in addition to the participation processes listed above, Bradesco also allows the exercise of the right to vote electronically, free-of-charge. The shareholder can access the link www.proxyvoting.com.br, requesting access to the voting platform and provide the necessary information to confirm their status as a shareholder of Bradesco.

The voting procedure on the electronic platform should be completed at least 72 hours before the date of the Meetings.

i)    instructions for that the shareholder or group of shareholders includes proposals for deliberation, boards or candidates for members of the Board of Directors and Fiscal Council on remote voting

Any proposals for resolution, tickets, or candidates to members of the Board of Directors and of the Fiscal Council on the voting slip may be sent to the Company by email at governancacorp@bradesco.com.br, or by mail to the following address: Bradesco, Secretaria Geral - Área Societária, Núcleo Cidade de Deus, Prédio Vermelho, 4º andar, CEP 06029-900, Osasco, SP, Brazil.

The names of candidates to members of the Board of Directors or Fiscal Council must be sent within forty-five (45) days before the Meeting date. Other resolution proposals must be sent within thirty-five (35) days before the Meeting date.

j)    if the Company has forums and pages on the World Wide Web that are intended to receive and share comments from shareholders on the agendas of meetings

Provision of the following electronic channels for sending comments to shareholders:

•        governancacorp@bradesco.com.br

•        investidores@bradesco.com.br

k)   other information necessary for remote participation and for exercising the right of remote voting

In addition to the option of sending the voting slip directly to the Company, the shareholder may use one of the options described below:

I.       By delivering the Form, completed and signed, to one of Bradesco’s Branches

This option is intended, exclusively, for the shareholders with shares backed by Bradesco, as the registrar of shares issued by itself:

In order to offer the greatest level of convenience to shareholders with positions in the Company’s Registry of Shares, the entire Branch Network of Bradesco in Brazil is available, during local branch opening hours, to take every necessary measure to ensure that shareholders may cast their votes remotely. Remembering that before they send documents to Bradesco Branches, any documents in a foreign language should be translated to Portuguese, as previously explained.

To do so, the shareholder must take the following measures:

•        Access the Corporate Governance area of Bradesco's Investor Relations website (www.bradescori.com.br) or the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc), print the form, fill it out, initial each page and sign it.

•        With the Form completed, initialed and signed and the documents listed in the table below, the shareholder must go to any of Bradesco’s Branches in up to seven (7) days before the Meeting date, during the business hours of the local bank, in order for the information in his/her Form, in their presence, to be transferred to Bradesco systems, receiving the receipt as soon as the vote is made.

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12. Shareholders´meeting and management
Documents to be presented at Bradesco’s branches, together with the Form	Individual	Legal Entity	Inv. Fund
	X	X	X
Individual Taxpayer’s Registry and Identity Card with photo of the shareholder or its legal representative[1]

	-	X	X
Articles of Incorporation or Bylaws consolidated and updated[2]

	-	X	X
Legal document that confirms the legal powers granted, including representation, if this is the case[2]

	-	-	X
Consolidated and updated fund regulation

(1)     Identity cards accepted: Identity Card, Identity Card of Foreigner, National Driving License, Passport and professional registration officially recognized; and

(2)     For investment funds, documents of the manager and/or administrator, pursuant to the voting policy.

The Management highlights that the procedures above cannot be adopted for the holders of shares in custody at B3 and/or with any other custodian agent. In this case, the provisions of item II below must be observed.

II.     By vote instructions, conveyed by the shareholders to its respective custody agents

This option is intended exclusively for the shareholders who own shares held in custody at B3. In this case, the remote voting shall be exercised by the shareholders in accordance with the procedures that are adopted by the Institutions and/or Brokers that hold their positions in custody:

The holder of shares deposited at B3 that chooses to exercise their remote voting right, must do so by forwarding their voting instructions to the Institution and/or Broker (Custody Agent) that presently holds their shares in custody. This is subject to the rules set forth by the latter, which, as a result, shall forward such vote statements to the Central Depository of B3.

Given that the services to receive and convey the instructions to complete the Form is optional for Custody Agents, we recommend that the shareholders verify whether their custodian is entitled to provide such services. They should also check the procedures set forth by them to issue the voting instructions, as well as the documents and information required by them.

Bradesco informs that, if your Custody Agent does not provide you with the remote voting service, the shareholder will have the option to send their Form and applicable documents directly to the Company itself.

12.3 - Rules, policies and practices relating to the Board of Directors

a)     number of meetings held in the last fiscal year, with a breakdown of the number of special and annual shareholders’ meetings

The Board of Directors held, in the last fiscal year, a total of 201 meetings, six of which were annual and 195 special.

b)     if applicable, the provisions of a shareholders' agreement, establishing restrictions or linking to the exercise of the voting right of members of the Board

There are no shareholders' agreements.

c)     rules for identification and management of conflicts of interest

Law No. 6,404/76, Article 156, bars the manager from intervening in any corporate transaction in which they have a conflicting interest with the Company, or in any related decisions taken by the other managers. They must notify their impediment and have the nature and extent of their interest recorded in the minutes of the meeting of the Board of Directors or Board of Executive Officers.

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12. Shareholders´meeting and management

The Internal Regulation of the Board of Directors of Bradesco identifies, in Article 7, vetoes to Managers they characterize as conflicts of interest, namely:

  to practice acts of liberality at the expense of the Company or of any other companies of the Bradesco Organization;
  to take loans of resources of the Company, or its subsidiaries, and use, to their own advantage, the goods that belong to them;
  to receive any form of advantage by reason of the exercise of the job;
  to use, for their own benefit or of another person, with or without prejudice to Company, the commercial opportunities of which they have knowledge, by reason of the exercise of the job;
  to be omitted in the exercise or protection of rights of the Company;
  to acquire, for resale at a profit, goods or rights that are knowingly needed by the Company or which it intends to acquire;
  to use insider information to gain personal advantage or an advantage for another person, through the purchase or sale of securities;
  to intervene in any social operation in which there is a conflicting interest with the Company or with any company of the Bradesco Organization and to deliberate on the presence of any conflict of interest, whereby they should make them aware of any impediment and withdraw, even physically, from discussions and resolutions related to this specific issue;
  to participate directly or indirectly in the trading of securities that are issued by the Company or related thereto:

i.     prior to the market disclosure of a material act or fact that occurred within the business of Banco Bradesco S.A.;

ii.    in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual information (DFP) of Banco Bradesco S.A.;

iii.   if there is an intent to promote any incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

iv.  during the process of acquisition or sale of shares issued by Banco Bradesco S.A., exclusively for the dates on which the Bank is negotiating.

•        to decide on the acquisition or disposal by the Company, or by other open companies that are part of the Bradesco Organization, of any shares of its own issuance, if any:

                                             i.    any agreement or contract for the transfer of its controlling interest; and

                                           ii.    intent to promote incorporation, total or partial spin-off, merger, transformation or corporate reorganization involving the relevant investment in coalitions.

The Organization’s Code of Ethical Conduct, in item 4.1.1., (Integrity Principle), defines that the conflict of interest occurs when there is a possibility of direct or indirect confrontation between the personal interests of managers, employees and/or collaborators and those of the Organization, which could endanger, or unduly influence, the performance of their duties and responsibilities. The interest is characterized by any advantage, material or not, for themselves or for others (relatives, friends, etc.) with whom they have, have had or intend to have personal, commercial or political relations. In the face of any conflict of interest, the manager, the employee or the associate must inform the fact promptly to his/her superior and their peer(s) involved and must not engage, even physically, in any discussions and deliberations on the theme in question.

Bradesco also has, as a way to curb the existence of conflicts of interest, the Policy and Practice of Transactions with Related Parties. This consolidates the Company's procedures with regard to cited transactions, in accordance with the norms issued by regulators, and provides our shareholders, investors, and the market in general, with transparency of the process, ensuring the strict alignment with the interests of the Organization, according to the best practices of Corporate Governance. This way, the stated documents prohibit the following transactions with related parties: (i) in non-market conditions; and (ii) providing loans or advances to the following:

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12. Shareholders´meeting and management

•        officers and members of advisory, fiscal or similar councils, and the Board of Directors, as well as their spouses;

•        relatives of the above-mentioned persons up to the second degree of kinship;

•        individuals or legal entities who hold more than ten percent (10%) of Bradesco's capital, unless specifically authorized by the Central Bank of Brazil in each case, for transactions collateralized by commercial effects resulting from purchase and sale transactions or attachment of goods within limits of a general nature set by the National Monetary Council – CMN;

•        legal entities, the capital of which Bradesco holds more than ten percent (10%); and

•        legal entities, if more than ten percent (10%) of their capital is held by any Bradesco officer or manager, or their spouses or relatives to the second degree of kinship.

d) if the issuer has a policy of nominating and filling in positions of the board of directors formally approved:

The process of appointment of managers in the Bradesco Organization, which includes both members of the Board of Directors and the Board of Executive Officers, embodied in the guidelines established by the Policy of Succession and Nomination of Managers of the Bradesco Organization publicly available on the company's Investor Relations website.

The mentioned Policy establishes that both the availability of time and aspects of diversity, such as gender, race, ethnicity and age group, as well as diversity of experience and knowledge, are respected in the process of nomination of possible candidates for vacancies on the Board of Directors. This process occurs by meritocracy. Thus, any Executive Officer, regardless of gender, has the possibility of being elected to compose the Board of Directors.

As adviser to the Board in conducting this process, there is the Committee of Succession and Nomination of the Bradesco Organization, the body subordinate to the Board of Directors, which acts on behalf of all the Institutions members of the Organization.

12.4 - Description of the arbitration clause to resolve conflict through arbitration

There is no arbitration clause inserted in the Bylaws for the resolution of conflicts between shareholders and between these and the issuer through arbitration.

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12. Shareholders´meeting and management

12.5/6 - Composition and professional experience of the Management and Fiscal Council

In relation to each of the managers and members of the fiscal council of the issuer, indicate the name, date of birth, profession, CPF, elective role they exercise, date of election, date on which they took office, term of office, other positions or functions exercised in the issuer, if elected by the controller or not, whether they are an independent member and number of consecutive mandates.

✓ Members of the Board of Directors:

Mandate: two (2) years, extending to the assumption of office of the new Directors who will be elected at the Annual Shareholders’ Meeting that is to be held in the year 2020.

Elected by the controller: Yes

Independent member: No

Name	LUIZ CARLOS TRABUCO CAPPI	CARLOS ALBERTO RODRIGUES GUILHERME
Date of Birth	October 6, 1951	December 21, 1943
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	250.319.028-68	021.698.868-34
Election position held	Chairman of the Board of Directors	Vice Chairman of the Board of Directors
Date of election	March 12, 2018	March 12, 2018
Date that office was taken	April 11, 2018	April 11, 2018
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Number of consecutive mandates	9	9

Name	DENISE AGUIAR ALVAREZ	JOÃO AGUIAR ALVAREZ
Date of Birth	January 24, 1958	August 11, 1960
Profession	Educator	Agronomist
CPF [Individual Taxpayer's Registry]	032.376.698-65	029.533.938-11
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 12, 2018	March 12, 2018
Date that office was taken	April 11, 2018	April 11, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	28	28

Name	MILTON MATSUMOTO	ALEXANDRE DA SILVA GLÜHER
Date of Birth	April 24, 1945	August 14, 1960
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	081.225.550-04	282.548.640-04
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	March 12, 2018	March 12, 2018
Date that office was taken	April 11, 2018	April 3, 2018
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Number of consecutive mandates	7	1

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Name	JOSUÉ AUGUSTO PANCINI	MAURÍCIO MACHADO DE MINAS
Date of Birth	April 14, 1960	July 1, 1959
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	966.136.968-20	044.470.098-62
Election position held	Member of the Board of Directors	Member of the Board of Directors
Date of election	April 12, 2018	April 12, 2018
Date that office was taken	April 3, 2018	April 3, 2018
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Number of consecutive mandates	1	1

✓ Members of the Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2020 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	OCTAVIO DE LAZARI JUNIOR
Date of Birth	July 18, 1963
Profession	Banking Employee
CPF [Individual Taxpayer's Registry]	044.745.768-37
Election position held	Chief Executive Officer
Date of election	March 13, 2018
Date that office was taken	April 3, 2018
Other positions and duties with issuer	Refer to item 12.7
Number of consecutive mandates	9

Name	MARCELO DE ARAÚJO NORONHA	ANDRÉ RODRIGUES CANO
Date of Birth	August 10, 1965	July 22, 1958
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	360.668.504-15	005.908.058-27
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 5, 2018	April 5, 2018
Other positions and duties with issuer	Refer to item 12.7	Chief Financial Officer Refer to item 12.7
Elected by the controller	Yes	Yes
Independent member	No	No
Number of consecutive mandates	14	16

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Name	CASSIANO RICARDO SCARPELLI	EURICO RAMOS FABRI
Date of Birth	July 28, 1968	September 29, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	082.633.238-27	248.468.208-58
Election position held	Executive Vice-President	Executive Vice-President
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 5, 2018	April 5, 2018
Other positions and duties with issuer	Refer to item 12.7	Refer to item 12.7
Number of consecutive mandates	11	8

Name	MOACIR NACHBAR JUNIOR	RENATO EJNISMAN
Date of Birth	April 5, 1965	February 12, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	062.947.708-66	136.865.628-55
Election position held	Managing Officer	Managing Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 5, 2018	April 5, 2018
Other positions and duties with issuer	Chief Risk Officer Other, refer to item 12.7	None
Number of consecutive mandates	13	4

Name	WALKIRIA SCHIRRMEISTER MARCHETTI	GUILHERME MULLER LEAL
Date of Birth	November 1, 1960	November 12, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	048.844.738-09	965.442.017-15
Election position held	Managing Officer	Managing Officer
Date of election	March 13, 2018	January 28, 2019
Date that office was taken	April 5, 2018	January 28, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	11	7

Name	ROGÉRIO PEDRO CÂMARA	JOÃO CARLOS GOMES DA SILVA
Date of Birth	October 5, 1963	January 20, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	063.415.178-90	044.972.398-45
Election position held	Managing Officer	Managing Officer
Date of election	January 28, 2019	January 28, 2019
Date that office was taken	January 28, 2019	January 28, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	7	9

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Name	BRUNO D’AVILA MELO BOETGER	GLAUCIMAR PETICOV
Date of Birth	June 17, 1967	March 18, 1963
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	867.743.957-91	059.348.278-63
Election position held	Managing Officer	Deputy Officer
Date of election	January 28, 2019	March 13, 2018
Date that office was taken	January 28, 2019	April 3, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	5	7

Name	JOSÉ RAMOS ROCHA NETO	ANTONIO JOSÉ DA BARBARA
Date of Birth	December 8, 1968	December 21, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	624.211.314-72	083.858.728-33
Election position held	Deputy Officer	Deputy Officer
Date of election	March 13, 2018	January 28, 2019
Date that office was taken	April 3, 2018	January 28, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	9	9

Name	EDSON MARCELO MORETO	JOSÉ SÉRGIO BORDIN
Date of Birth	January 16, 1970	February 26, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	091.302.478-37	095.407.008-92
Election position held	Deputy Officer	Deputy Officer
Date of election	January 28, 2019	January 28, 2019
Date that office was taken	January 28, 2019	January 28, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	4	8

Name	LEANDRO DE MIRANDA ARAUJO	ROBERTO DE JESUS PARIS
Date of Birth	December 11, 1971	September 15, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	021.821.317-44	106.943.838-30
Election position held	Deputy Officer	Deputy Officer
Date of election	January 28, 2019	January 28, 2019
Date that office was taken	January 30, 2019	January 28, 2019
Other positions and duties with issuer	Investor Relations Officer	None
Number of consecutive mandates	0	7

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12. Shareholders´meeting and management

✓ Members of the Departmental Board:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2020 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	ALESSANDRO DÉCIO FARKUH	AMILTON NIETO
Date of Birth	June 22, 1978	January 28, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	266.690.798-85	011.136.138-90
Election position held	Department Officer	Department Officer
Date of election	January 28, 2019	March 13, 2018
Date that office was taken	March 6, 2019	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	9

Name	ANDRÉ BERNARDINO DA CRUZ FILHO	ANDRÉ FERREIRA GOMES
Date of Birth	June 11, 1959	July 18, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	192.221.224-53	059.012.418-86
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	March 27, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	9	4

Name	ANTONIO CARLOS MELHADO	ANTONIO DAISSUKE TOKURIKI
Date of Birth	June 2, 1959	December 3, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	851.955.538-15	112.458.198-79
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	8	4

199– Reference Form – 2019

12. Shareholders´meeting and management

Name	ANTONIO GUALBERTO DINIZ	CARLOS WAGNER FIRETTI
Date of Birth	March 27, 1962	November 5, 1968
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	053.485.748-56	116.362.538-81
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	9	4

Name	CLAYTON CAMACHO	EDILSON DIAS DOS REIS
Date of Birth	January 29, 1962	December 26, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	049.313.418-29	809.141.447-15
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	January 2, 2019
Date that office was taken	April 25, 2018	January 2, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	13	2

Name	EDILSON WIGGERS	FERNANDO ANTÔNIO TENÓRIO
Date of Birth	August 3, 1968	June 13, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	641.036.099-15	226.475.114-20
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	8	13

Name	FERNANDO FREIBERGER	FERNANDO HONORATO BARBOSA
Date of Birth	November 28, 1971	April 24, 1979
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	732.669.659-49	213.131.738-78
Election position held	Department Officer	Department Officer
Date of election	January 2, 2019	January 2, 2019
Date that office was taken	January 2, 2019	January 2, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	2

200– Reference Form – 2019

12. Shareholders´meeting and management

Name	FREDERICO WILLIAM WOLF	JOÃO ALBINO WINKELMANN
Date of Birth	May 12, 1957	May 14, 1963
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	882.992.108-44	394.235.810-72
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	7	9

Name	JOSÉ GOMES FERNANDES	JULIO CARDOSO PAIXÃO
Date of Birth	March 27, 1960	December 5, 1977
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	135.834.253-91	212.782.698-19
Election position held	Department Officer	Department Officer
Date of election	December 7, 2018	January 28, 2019
Date that office was taken	December 7, 2018	January 28, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	0

Name	KLAYTON TOMAZ DOS SANTOS	LAYETTE LAMARTINE AZEVEDO JUNIOR
Date of Birth	February 22, 1969	August 18, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	148.965.118-75	337.092.034-49
Election position held	Department Officer	Department Officer
Date of election	January 2, 2019	March 13, 2018
Date that office was taken	January 2, 2019	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	7

Name	LEANDRO JOSÉ DINIZ	LUCIO RIDEKI TAKAHAMA
Date of Birth	November 2, 1966	May 13, 1963
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	062.643.218-93	052.446.968-74
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	6	9

201– Reference Form – 2019

12. Shareholders´meeting and management

Name	MANOEL GUEDES DE ARAUJO NETO	MARCELO FRONTINI
Date of Birth	October 1, 1966	March 14, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	387.789.395-34	126.724.118-75
Election position held	Department Officer	Department Officer
Date of election	January 2, 2019	March 13, 2018
Date that office was taken	January 2, 2019	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	4

Name	MARCELO SANTOS DALL’OCCO	MARCIO HENRIQUE ARAUJO PARIZOTTO
Date of Birth	August 11, 1966	May 5, 1975
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	054.500.438-13	256.358.578-33
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	5	4

Name	MARCOS APARECIDO GALENDE	MARLOS FRANCISCO DE SOUZA ARAUJO
Date of Birth	May 9, 1967	July 26, 1977
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	089.419.738-05	274.447.478-90
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	Refer to item 12.7
Number of consecutive mandates	8	5

Name	MAURICIO GOMES MACIEL	OSWALDO TADEU FERNANDES
Date of Birth	June 14, 1967	October 20, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	074.061.198-44	088.897.978-94
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	January 2, 2019
Date that office was taken	April 25, 2018	January 2, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	8	0

202– Reference Form – 2019

12. Shareholders´meeting and management

Name	PAULO APARECIDO DOS SANTOS	PAULO EDUARDO WAACK
Date of Birth	June 15, 1964	March 21, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	072.150.698-42	149.114.048-84
Election position held	Department Officer	Department Officer
Date of election	March 13, 2018	January 28, 2019
Date that office was taken	April 25, 2018	January 28, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	9	3

Name	ROBERTO MEDEIROS PAULA	WALDEMAR RUGGIERO JÚNIOR
Date of Birth	July 21, 1968	March 16, 1958
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	985.598.697-00	047.681.808-76
Election position held	Department Officer	Department Officer
Date of election	January 2, 2019	March 13, 2018
Date that office was taken	January 2, 2019	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	7

✓ Members of the Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2020 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	ALBERT ADELL ROSO	ALEXANDRE CESAR PINHEIRO QUERCIA
Date of Birth	March 25, 1971	June 17, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	153.093.598-93	126.285.468-76
Election position held	Officer	Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	2

203– Reference Form – 2019

12. Shareholders´meeting and management

Name	ALEXANDRE PANICO	ANTRANIK HAROUTIOUNIAN
Date of Birth	April 7, 1969	February 28, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	106.815.368-70	032.695.678-63
Election position held	Officer	Officer
Date of election	January 2, 2019	March 13, 2018
Date that office was taken	March 6, 2019	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	1

Name	CARLOS ALBERTO ALÁSTICO	CARLOS HENRIQUE VILLELA PEDRAS
Date of Birth	June 9, 1960	September 20, 1971
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	002.744.798-77	011.710.097-80
Election position held	Officer	Officer
Date of election	June 14, 2018	March 13, 2018
Date that office was taken	June 14, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	6	1

Name	CARLOS LEIBOWICZ	EDMIR JOSÉ DOMINGUES
Date of Birth	December 31, 1970	May 29, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	225.472.338-35	094.166.058-32
Election position held	Officer	Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	2

Name	GILVANDRO MATOS DA SILVA	JEFERSON RICARDO GARCIA HONORATO
Date of Birth	September 23, 1961	August 31, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	594.320.637-04	129.380.218-28
Election position held	Officer	Officer
Date of election	March 13, 2018	January 2, 2019
Date that office was taken	April 25, 2018	March 6, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	0

204– Reference Form – 2019

12. Shareholders´meeting and management

Name	JEFFERSON RICARDO ROMON	JOSÉ AUGUSTO RAMALHO MIRANDA
Date of Birth	March 22, 1962	January 28, 1980
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	009.224.238-30	268.676.278-03
Election position held	Officer	Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	1

Name	JOSÉ LEANDRO BORGES	MARCOS ANTÔNIO MARTINS
Date of Birth	April 3, 1970	May 14, 1963
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	135.349.248-60	038.161.028-40
Election position held	Officer	Officer
Date of election	January 2, 2019	March 13, 2018
Date that office was taken	March 6, 2019	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	0

Name	NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR	NILTON PEREIRA DOS SANTOS JUNIOR
Date of Birth	December 26, 1969	May 21, 1975
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	116.088.168-50	874.683.289-00
Election position held	Officer	Officer
Date of election	March 13, 2018	October 1, 2018
Date that office was taken	April 25, 2018	November 16, 2018
Other positions and duties with issuer	Holds the position of Ombudsman.	None.
Number of consecutive mandates	0	0

Name	ROBERTO FRANÇA	ROMERO GOMES DE ALBUQUERQUE
Date of Birth	April 27, 1969	June 4, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	091.881.378-64	410.502.744-15
Election position held	Officer	Officer
Date of election	March 13, 2018	June 14, 2018
Date that office was taken	April 25, 2018	August 2, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	0

205– Reference Form – 2019

12. Shareholders´meeting and management

Name	RUY CELSO ROSA FILHO	VASCO AZEVEDO
Date of Birth	November 27, 1977	March 30, 1961
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	177.778.598-70	655.029.307-34
Election position held	Officer	Officer
Date of election	January 2, 2019	February 1, 2019
Date that office was taken	March 6, 2019	March 18, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	0

Name	VICTOR ROSA MARINHO DE QUEIROZ
Date of Birth	July 17, 1981
Profession	Banking Employee
CPF [Individual Taxpayer's Registry]	823.960.515-04
Election position held	Officer
Date of election	March 27, 2018
Date that office was taken	April 25, 2018
Other positions and duties with issuer	None
Number of consecutive mandates	0

✓ Members of the Regional Board of Executive Officers:

Mandate: Up until the first Meeting of the Board of Directors, which is to be held after the 2020 Annual Shareholders' Meeting. The mandate may be extended until the investiture of new Officers, who will be elected at the time.

Elected by the controller: Yes

Independent member: No

Name	ADEMIR APARECIDO CORREA JUNIOR	ALBERTO DO NASCIMENTO LEMOS
Date of Birth	July 11, 1969	January 6, 1962
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	633.628.309-78	723.191.357-15
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	2

206– Reference Form – 2019

12. Shareholders´meeting and management

Name	ALMIR ROCHA	ALTAIR LUIZ GUARDA
Date of Birth	June 1, 1964	April 25, 1967
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	125.546.708-89	580.065.169-87
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	April 5, 2018
Date that office was taken	April 25, 2018	May 14, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	9	0

Name	ALTAIR NAUMANN	AMADEU EMILIO SUTER NETO
Date of Birth	June 26, 1968	January 17, 1965
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	572.336.329-87	056.897.388-75
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	3

Name	CÉSAR CABÚS BERENGUER SILVANY	DEBORAH D'AVILA PEREIRA CAMPANI SANTANA
Date of Birth	December 18, 1964	January 27, 1970
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	338.666.355-91	009.942.667-66
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	April 1, 2019
Date that office was taken	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	0

Name	DELVAIR FIDÊNCIO DE LIMA	FRANCISCO HENRIQUE FRANÇA FERNANDES
Date of Birth	December 16, 1959	September 23, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	005.645.288-89	490.625.654-68
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	8	1

207– Reference Form – 2019

12. Shareholders´meeting and management

Name	GERALDO DIAS PACHECO	JOÃO PEDRO DA SILVA VILLELA
Date of Birth	November 30, 1959	March 5, 1978
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	389.678.049-20	287.540.538-11
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	9	2

Name	JOEL QUEIROZ DE LIMA	JOSÉ FLÁVIO FERREIRA CLEMENTE
Date of Birth	October 27, 1964	March 19, 1966
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	472.087.406-15	050.549.538-41
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	1	3

Name	JOSÉ ROBERTO GUZELA	MARCOS DANIEL BOLL
Date of Birth	February 7, 1967	April 11, 1972
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	516.862.529-00	829.357.189-68
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	January 2, 2019
Date that office was taken	April 25, 2018	March 6, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	0

Name	NELSON VEIGA NETO	OSMAR SANCHES BISCUOLA
Date of Birth	March 1, 1976	March 31, 1962
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	071.848.557-28	476.268.369-87
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	March 13, 2018
Date that office was taken	April 25, 2018	April 25, 2018
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	4

208– Reference Form – 2019

12. Shareholders´meeting and management

Name	PAULO ROBERTO ANDRADE DE AGUIAR	TELMA MARIA DOS SANTOS CALURA
Date of Birth	September 12, 1973	July 12, 1969
Profession	Banking Employee	Banking Employee
CPF [Individual Taxpayer's Registry]	018.098.157-97	131.133.338-06
Election position held	Regional Officer	Regional Officer
Date of election	March 13, 2018	January 2, 2019
Date that office was taken	April 25, 2018	March 6, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	0

✓ Members of the Fiscal Council, elected by the controlling shareholders:

Mandate: Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2020.

Elected by the controller: Yes

Independent member: Yes

Name	ARIOVALDO PEREIRA	DOMINOS APARECIDO MAIA
Date of Birth	July 16, 1952	March 31, 1952
Profession	Accountant	Accountant
CPF [Individual Taxpayer's Registry]	437.244.508-34	714.810.018-68
Election position held	Effective Member of the Fiscal Council	Effective Member of the Fiscal Council
Date of election	March 11, 2019	March 11, 2019
Date that office was taken	March 27, 2019	March 27, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	3	14

Name	JOÃO BATISTA DE MORAES	JOSÉ MARIA SOARES NUNES
Date of Birth	September 13, 1957	April 11, 1958
Profession	Lawyer	Accountant
CPF [Individual Taxpayer's Registry]	836.025.078-04	001.666.878-20
Election position held	Alternate Member of the Fiscal Council	Effective Member of the Fiscal Council
Date of election	March 11, 2019	March 11, 2019
Date that office was taken	March 27, 2019	March 27, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	0	5

Name	NILSON PINHAL	RENAUD ROBERTO TEIXEIRA
Date of Birth	January 21, 1948	April 25, 1943
Profession	Business Administrator	Businessman
CPF [Individual Taxpayer's Registry]	221.317.958-15	057.180.078-53
Election position held	Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 11, 2019	March 11, 2019
Date that office was taken	March 27, 2019	March 27, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	5	14

209– Reference Form – 2019

12. Shareholders´meeting and management

✓ Members of the Fiscal Council, elected by the preferred shareholders who are not members of the controlling group:

Mandate: Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2020.

Elected by the controller: No

Independent member: Yes

Name	WALTER LUIS BERNARDES ALBERTONI	REGINALDO FERREIRA ALEXANDRE
Date of Birth	September 29, 1968	March 7, 1959
Profession	Lawyer	Economist
CPF [Individual Taxpayer's Registry]	147.427.468-48	003.662.408-03
Election position held	Effective Member of the Fiscal Council	Alternate Member of the Fiscal Council
Date of election	March 11, 2019	March 11, 2019
Date that office was taken	March 27, 2019	March 27, 2019
Other positions and duties with issuer	None	None
Number of consecutive mandates	2	2

✓ Member of the Fiscal Council, elected by common shareholders who are not members of the controlling group:

Mandate: Of one (1) year, up until the Annual Shareholders’ Meeting, which is to be held in 2020.

Elected by the controller: No

Independent member: Yes

Name	IVANYRA MAURA DE MEDEIROS CORREIA
Date of Birth	October 23, 1967
Profession	Engineer
CPF [Individual Taxpayer's Registry]	009.092.797-48
Election position held	Effective Member of the Fiscal Council
Date of election	March 11, 2019
Date that office was taken	March 27, 2019
Other positions and duties with issuer	None
Number of consecutive mandates	0

210– Reference Form – 2019

12. Shareholders´meeting and management

12.5. “m” - Information on:

i.    main professional experiences during the last five years, appointing: the company’s name and business sector; the position; if the company integrates (i) the economic group of the issuer or (ii) is controlled by the shareholder of the issuer that has a stake, direct or indirectly, equal to or more than 5% of a same class or type of security of the issuer;

ii.    indication of all of the management positions that they occupy in any other third sector companies or organizations.

✓  Members of the Board of Directors:

LUIZ CARLOS TRABUCO CAPPI
Issuer

Banco Bradesco S.A. Business sector: Banks. Position: Chairman of the Board of Directors (Non-Executive Board Member). From March 2014 to October 2017, he held the position of Vice Chairman of the Board of Directors (Executive Board Member), concurrently with the position of Chief Executive Officer, which he performed from March 2009 to March 2018.

Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. From April 29, 2009 to April 27, 2014, he held the position of Member of the Board of Directors (Non-Executive Board Member). From April 28, 2014 to April 27, 2018, he held the position of Vice Chairman of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Vice Chairman of the Board of Directors and Vice-President.

Nova Cidade de Deus Participações S.A.

Vice-President.

Fundação Bradesco

Vice Chairman of the Managing Board and Vice-President.

Cidade de Deus - Companhia Comercial de Participações.

Vice Chairman of the Board of Directors and Vice-President.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Chairman of the Board of Directors (Non-Executive Board Member). From April 30, 2009 to April 30, 2018, he held the position of Chief Executive Officer.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice Chairman of the Board of Directors.

Banco Bradesco BBI S.A.

April 28, 2009 to April 26, 2018 - Chief Executive Officer

Bradesco Saúde S.A.

Chairman of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Chairman of the Board of Directors

Elo Participações S.A.

Vice Chairman of the Board of Directors

Bradesco Administradora de Consórcios Ltda.

April 14, 2009 to April 30, 2018 - Chief Executive Officer

Banco Bradesco Europa S.A.

April 13, 2016 to March 27, 2017 - Chairman of the Board of Directors

Banco Bradesco Financiamentos S.A.

April 30, 2009 to April 27, 2017 - Chief Executive Officer

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

April 13, 2009 to April 28, 2017 - Chief Executive Officer

Banco Bradesco Cartões S.A.

April 20, 2009 to April 28, 2017 - Chief Executive Officer

Banco Bradescard S.A.

October 29, 2009 to April 25, 2017 - Chief Executive Officer

Banco Bradesco BERJ S.A.

February 14, 2014 to April 28, 2017 - Vice-President

Banco Losango S.A. - Banco Múltiplo

July 1, 2016 to April 28, 2017 - Chief Executive Officer

Bradescard Elo Participações S.A.

March 26, 2009 to April 24, 2017 - Chief Executive Officer

Banco CBSS S.A.

April 22, 2009 to February 29, 2016 - Chief Executive Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

April 13, 2009 to April 28, 2017 - Chief Executive Officer

Banco Alvorada S.A.

October 19, 2015 to April 20, 2017 - Chief Executive Officer

Kirton Bank S.A. - Banco Múltiplo

July 1, 2016 to April 28, 2017 - Chief Executive Officer

Tempo Serviços Ltda.

April 30, 2009 to March 27, 2017 - Chief Executive Officer

União Participações Ltda.

April 15, 2009 to March 27, 2017 - Chief Executive Officer

Item 12.5.m.ii	Conselho de Desenvolvimento Econômico e Social da Presidência da República – CDES: Member since January 27, 2016

211– Reference Form – 2019

12. Shareholders´meeting and management

CARLOS ALBERTO RODRIGUES GUILHERME
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Vice Chairman of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Member of the Board of Directors and Officer.

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco

Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações.

Member of the Board of Directors and Officer.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Vice Chairman of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors.

Banco Bradesco BERJ S.A.

February 14, 2014 to April 30, 2018 - Chief Executive Officer

Bradesco Saúde S.A.

Vice Chairman of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Vice Chairman of the Board of Directors

Item 12.5.m.ii	_._

DENISE AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors

Fundação Bradesco

Member of the Managing Board and Deputy Officer

Cidade de Deus-Companhia Comercial de Participações

Member of the Board of Directors and Officer

Bradespar S.A.

Member of the Board of Directors

Item 12.5.m.ii

Associação Pinacoteca Arte e Cultura - APAC

Member of the Advisory Council

Canal Futura

Member of the Advisory Council

Fundação Roberto Marinho

Member of the Board of Trustees

Museu de Arte Moderna de São Paulo (MAM)

Member of the Deliberative Council

Todos pela Educação

Chairman of the Governance Board

ADC Bradesco – Associação Desportiva Classista

Chief Executive Officer

212– Reference Form – 2019

12. Shareholders´meeting and management

JOÃO AGUIAR ALVAREZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors.

BBD Participações S.A.

Member of the Board of Directors

Fundação Bradesco

Member of the Managing Board and Deputy Officer

Cidade de Deus-Companhia Comercial de Participações

Member of the Board of Directors and Officer

Item 12.5.m.ii	-.-

MILTON MATSUMOTO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors (Non-Executive Board Member).
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Member of the Board of Directors (Non-Executive Board Member).

BBD Participações S.A.

Member of the Board of Directors and Officer

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco

Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações.

Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors.

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Item 12.5.m.ii	-.-

ALEXANDRE DA SILVA GLÜHER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors. From January 2014 to March 2018, he held the position of Executive Vice-President
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors.

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco

Vice Chairman of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações.

Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member). From April 30, 2014 to April 29, 2018 - Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors.

Banco Bradesco Cartões S.A.

April 28, 2017 to April 30, 2018 - Managing Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. - Banco Múltiplo

April 28, 2017 to March 12, 2018 - General Officer

Tempo Serviços Ltda.

April 24, 2017 to March 12, 2018 - Managing Officer

União Participações Ltda.

April 24, 2014 to March 12, 2018 - Officer

Banco Alvorada S.A.

February 19, 2014 to March 12, 2018 - Officer

Banco Bradescard S.A.

April 25, 2017 to March 12, 2018 - Managing Officer

Banco Bradesco BBI S.A.

March 26, 2014 to March 12, 2018 - Vice-President

Banco Bradesco BERJ S.A.

February 14, 2014 to March 12, 2018 - Vice-President

Banco Bradesco Financiamentos S.A.

April 27, 2017 to March 12, 2018 - Managing Officer

Banco CBSS S.A.

April 17, 2014 to February 29, 2016 - Officer

Banco Losango S.A. - Banco Múltiplo

April 28, 2017 to March 12, 2018 - Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to October 30, 2017 – General Officer

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

April 28, 2017 to October 30, 2017 – General Officer

Bradescard Elo Participações S.A.

April 24, 2017 to March 12, 2018 - Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 28, 2014 to March 12, 2018 – Vice-President

BBC Processadora S.A.

Effective Member of the Board of Directors

Chain Serviços e Contact Center S.A.

Effective Member of the Board of Directors

Item 12.5.m.ii

Câmara Interbancária de Pagamentos - CIP

Sitting Member of the Board of Directors

Fundo Garantidor de Créditos - FGC

Effective Member of the Advisory Council and Chairman of the Consulting Board

IBCB - Instituto Brasileiro de Ciência Bancária

Vice-President

213– Reference Form – 2019

12. Shareholders´meeting and management

JOSUÉ AUGUSTO PANCINI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors. From January 2014 to January 2019, he held the position of Executive Vice-President Officer.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors.

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco. Business sector: Education. Position: Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member). From April 30, 2019 to January 28, 2019, he held the position of Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors. From June 28, 2016 to January 28, 2019, he held the position of Vice-President.

Banco Alvorada S.A.

From February 19, 2014 to January 28, 2019 - Officer

Banco Bradescard S.A.

April 25, 2018 to January 28, 2019 - General Officer

Banco Bradesco BBI S.A.

March 26, 2014 to January 28, 2019 - Vice-President

Banco Bradesco BERJ S.A.

April 30, 2018 to January 28, 2019 - Managing Officer

Banco Bradesco Cartões S.A.

April 30, 2018 to January 28, 2019 - General Officer

Banco Bradesco Financiamentos S.A.

April 27, 2017 to January 28, 2019 - Managing Officer

Banco Losango S.A. - Banco Múltiplo

April 28, 2017 to January 28, 2019 - Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to January 28, 2019 - Managing Officer

Bradescard Elo Participações S.A.

April 24, 2017 to January 28, 2019 - Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2018 to January 28, 2019 - Managing Officer

Banco CBSS S.A.

April 17, 2014 to February 29, 2016 - Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. - Banco Múltiplo

April 28, 2017 to January 28, 2019 - Managing Officer

Tempo Serviços Ltda.

April 30, 2018 to January 28, 2019 - Managing Officer

União Participações Ltda.

April 28, 2017 to November 30, 2018 - General Officer

Item 12.5.m.ii	-.-

214– Reference Form – 2019

12. Shareholders´meeting and management

MAURÍCIO MACHADO DE MINAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Member of the Board of Directors. From January 2014 to January 2019, he held the position of Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors.

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco. Business sector: Education. Position: Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Member of the Board of Directors (Non-Executive Board Member).

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Member of the Board of Directors. From June 28, 2016 to January 28, 2019, he held the position of Vice-President.

Banco Alvorada S.A.

From February 19, 2014 to January 28, 2019 - Officer

Banco Bradescard S.A.

April 25, 2017 to January 28, 2019 - Managing Officer

Banco Bradesco BBI S.A.

March 26, 2014 to January 28, 2019 - Vice-President

Banco Bradesco BERJ S.A.

April 30, 2018 to January 28, 2019 - Managing Officer

Banco Bradesco Cartões S.A.

April 28, 2017 to January 28, 2019 - Managing Officer

Banco Bradesco Financiamentos S.A.

April 27, 2017 to January 28, 2019 - Managing Officer

Banco Losango S.A. - Banco Múltiplo

April 28, 2017 to January 28, 2019 - Managing Officer

Banco CBSS S.A.

April 17, 2014 to February 29, 2016 - Officer

Bradesco Seguros S.A.

March 25, 2015 to March 30, 2016 – Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

April 28, 2017 to January 28, 2019 - Managing Officer

Bradescard Elo Participações S.A.

April 24, 2017 to January 28, 2019 - Managing Officer

Bradesco Administradora de Consórcios Ltda.

April 30, 2018 to January 28, 2019 - Managing Officer

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. - Banco Múltiplo

April 28, 2017 to January 28, 2019 - Managing Officer

Scopus Soluções em TI S.A.

April 30, 2018 to January 28, 2019 - Chief Executive Officer

Tempo Serviços Ltda.

April 29, 2017 to January 28, 2019 - Managing Officer

União Participações Ltda.

April 24, 2014 to November 30, 2018 - Officer

Item 12.5.m.ii

Aquarius Participações S.A.

Chairman of the Board of Directors

BBC Processadora S.A.

Vice Chairman of the Board of Directors

Chain Serviços e Contact Center S.A.

Vice Chairman of the Board of Directors

NCR Brasil - Indústria de Equipamentos para Automação S.A.

Member of the Board of Directors

215– Reference Form – 2019

12. Shareholders´meeting and management

✓ Members of the Board of Executive Officers:

OCTAVIO DE LAZARI JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Chief Executive Officer.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors.

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco. Business sector: Education. Position: Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Chief Executive Officer.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Chief Executive Officer.

Banco Bradesco BBI S.A.

Chief Executive Officer

Banco Bradesco BERJ S.A.

August 16, 2017 to April 30, 2018 - Vice-President

Banco Bradesco Cartões S.A.

August 15, 2017 to April 30, 2018 – Managing Officer

Banco Bradesco Financiamentos S.A.

August 15, 2017 to April 27, 2018 - Managing Officer

Banco Losango S.A. - Banco Múltiplo

August 16, 2017 to April 30, 2018 - Managing Officer

Bradesco Saúde S.A.

Member of the Managing Board

Bradesco SegPrev Investimentos Ltda.

May 31, 2017 to April 13, 2018 - Chief Executive Officer

Bradesco Seguros S.A.

June 12, 2017 to June 15, 2018 - Chief Executive Officer

Bradseg Participações S.A.

Chief Executive Officer and Member of the Board of Directors

BSP Empreendimentos Imobiliários S.A.

Member of the Board of Directors

Kirton Bank S.A. - Banco Múltiplo

August 21, 2017 to April 30, 2018 – Managing Officer

Kirton Seguros S.A.

June 23, 2017 to June 29, 2018 - Chief Executive Officer

Banco Bradescard S.A.

August 15, 2017 to April 25, 2018 – Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

August 21, 2017 to April 30, 2018 – Managing Officer

Bradesco Administradora de Consórcios Ltda.

August 21, 2017 to April 30, 2018 - Vice-President

Fleury S.A.

Alternate Member of the Board of Directors

Item 12.5.m.ii

Confederação Nacional das Empresas de Seguros Gerais, Previdência Privada e Vida, Saúde Suplementar e Capitalização – Cnseg

Officer of the Managing Board

FEBRABAN – Federação Brasileira de Bancos

Member of the Advisory Council and Member of the Board of Directors

Federação Nacional das Empresas de Seguros Privados, de Capitalização e de Previdência Complementar Aberta – Fenaseg

Officer

216– Reference Form – 2019

12. Shareholders´meeting and management

MARCELO DE ARAÚJO NORONHA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors.

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco

Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações.

Member of the Managing Board.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Vice-President

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

Managing Officer

Banco Bradesco Cartões S.A.

Managing Officer

Banco Bradesco Europa S.A.

Chairman of the Board of Directors

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Losango S.A. - Banco Múltiplo

Managing Officer

Banco CBSS S.A.

Member of the Board of Directors

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradescard Elo Participações S.A.

General Officer

Bradescard México, Sociedad de Responsabilidad Limitada

June 6, 2010 to September 18, 2018 - Manager

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Bradesco Securities Hong Kong Limited.

Chairman of the Board of Directors

Bradesco Securities UK Limited

Chairman of the Board of Directors

Cielo S.A.

Chairman of the Board of Directors

Companhia Brasileira de Soluções e Serviços (Alelo)

Vice Chairman of the Board of Directors

Kirton Bank S.A. - Banco Múltiplo

Managing Officer

União Participações Ltda.

April 30, 2015 to November 30, 2018 – Officer

Elo Participações S.A.

Member of the Board of Directors

Item 12.5.m.ii	-.-

217– Reference Form – 2019

12. Shareholders´meeting and management

ANDRÉ RODRIGUES CANO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

BBD Participações S.A.

Member of the Board of Directors.

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco

Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações.

Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

Managing Officer

Banco Bradesco Cartões S.A.

Managing Officer

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Losango S.A. - Banco Múltiplo

Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradescard Elo Participações S.A.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

October 30, 2017 to January 14, 2019 - General Officer

Kirton Bank S.A. - Banco Múltiplo

Managing Officer

Tempo Serviços Ltda.

Managing Officer

União Participações Ltda.

April 28, 2017 to November 30, 2018 - Officer

Item 12.5.m.ii	Confederação Nacional do Sistema Financeiro - CONSIF Sitting Officer

CASSIANO RICARDO SCARPELLI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco

Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações.

Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil.

Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

General Officer

Banco Bradesco Cartões

Managing Officer

Banco Bradesco Financiamentos S.A.

Managing Officer

Banco Losango S.A. - Banco Múltiplo

Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Managing Officer

Bradescard Elo Participações S.A.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

Managing Officer

Kirton Bank S.A. - Banco Múltiplo

General Officer

União Participações Ltda.

April 30, 2018 to November 30, 2018 - Officer

B3 S.A. - Brasil, Bolsa, Balcão

Member of the Financial and Risks Committee

Item 12.5.m.ii	ANBIMA - Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais Chairman of the Board of Regulation and Best Practices for the Capital Market

218– Reference Form – 2019

12. Shareholders´meeting and management

EURICO RAMOS FABRI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Executive Vice-President.
Item 12.5.m.i

Nova Cidade de Deus Participações S.A.

Officer.

Fundação Bradesco

Member of the Managing Board and Managing Officer.

Cidade de Deus - Companhia Comercial de Participações. Business sector: Holding. Position: Member of the Board of Directors.

Bradesco Leasing S.A. - Arrendamento Mercantil. Business sector: Leasing. Position: Vice-President.

NCF Participações S.A. Business sector: Holdings of non-financial institutions. Position: Vice-President.

Banco Bradescard S.A.

Managing Officer

Banco Bradesco BBI S.A.

Vice-President

Banco Bradesco BERJ S.A.

Managing Officer

Banco Bradesco Cartões S.A.

Managing Officer

Banco Bradesco Financiamentos S.A.

General Officer

Banco Losango S.A. - Banco Múltiplo

General Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

General Officer

Bradescard Elo Participações S.A.

Managing Officer

Bradesco Administradora de Consórcios Ltda.

General Officer

Banco Bradesco Cartões S.A.

Managing Officer

Cielo S.A.

April 14, 2015 to January 26, 2017 - Member of the Board of Directors

Companhia Brasileira de Soluções e Serviços

April 29, 2015 to January 31, 2017 - Member of the Board of Directors

Kirton Bank S.A. - Banco Múltiplo

Managing Officer

União Participações Ltda.

April 30, 2018 to November 30, 2018 - Officer

Item 12.5.m.ii	Gestora de Inteligência de Crédito S.A. Chairman of the Board of Directors

219– Reference Form – 2019

12. Shareholders´meeting and management

MOACIR NACHBAR JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco.

Member of the Managing Board.

Kirton Bank S.A. - Banco Múltiplo

Managing Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

April 30, 2015 to April 28, 2017 - Managing Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Item 12.5.m.ii

Fundo Garantidor de Créditos - FGC

Alternate Member of the Advisory Council

Associação Brasileira das Companhias Abertas - ABRASCA

Member of the Board of Directors and Member of the Audit, Accounting Standards and Capital Market Commission

RENATO EJNISMAN
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Ágora Corretora de Títulos e Valores Mobiliários S.A.

September 26, 2014 to February 4, 2015 - Chief Executive Officer

Banco Bradesco BBI S.A.

General Officer

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

September 26, 2014 to February 4, 2015 - Chief Executive Officer

Bradesco Securities Hong Kong Limited.

Vice Chairman of the Board of Directors

Bradesco Securities UK Limited

November 3, 2015 to January 15, 2019 - Vice Chairman of the Board of Directors

Bradesco Securities, Inc.

November 3, 2015 to January 15, 2019 - Vice Chairman of the Board of Directors

Banco Bradesco Cartões S.A.

Managing Officer

Bradesco-Kirton Corretora de Câmbio S.A.

Managing Officer

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliário

Managing Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Item 12.5.m.ii	ANBIMA - Associação Brasileira das Entidades do Mercado Financeiro e de Capitais Chairman of the Board of Regulation and Best Practices for the Capital Market

WALKIRIA SCHIRRMEISTER MARCHETTI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Losango S.A. – Banco Múltiplo

Officer

Aquarius Participações S.A.

Effective Member of the Board of Directors

BBC Processadora S.A.

Effective Member of the Board of Directors

Chain Serviços e Contact Center S.A.

Effective Member of the Board of Directors

Banco Bradesco Cartões S.A.

Managing Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Item 12.5.m.ii	-.-

220– Reference Form – 2019

12. Shareholders´meeting and management

GUILHERME MULLER LEAL
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Banco Bradesco BERJ S.A. Officer Banco Bradesco Cartões S.A. Managing Officer Bradesco Leasing S.A. – Arrendamento Mercantil Managing Officer
Item 12.5.m.ii	-.-

ROGÉRIO PEDRO CÂMARA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradescard S.A.

Officer

Kirton Bank S.A. - Banco Múltiplo

July 1, 2016 to April 30, 2018 - Officer

Scopus Soluções em TI Ltda.

Officer

Bradesco-Kirton Corretora de Câmbio S.A.

Managing Officer

Aquarius Participações S.A.

Alternate Member of the Board of Directors

Chain Serviços e Contact Center S.A.

Alternate Member of the Board of Directors

Banco Bradesco Cartões S.A.

Managing Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Item 12.5.m.ii	Câmara Interbancária de Pagamentos - CIP Alternate Member of the Board of Directors

JOÃO CARLOS GOMES DA SILVA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradesco Financiamentos S.A.

April 27, 2017 to April 27, 2018 - Superintendent Officer

Banco Losango S.A. – Banco Múltiplo

Officer

Banco Bradesco Cartões S.A.

Managing Officer.

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Item 12.5.m.ii	-.-

BRUNO D´AVILA MELO BOETGER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Managing Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Banco Bradesco Argentina S.A.

March 24, 2017 to March 21, 2018 - Officer

Banco Bradesco Europa S.A.

Vice Chairman of the Board of Directors

Banco Bradesco Cartões S.A.

Managing Officer

Banco Losango S.A. - Banco Múltiplo

Officer

Bradesco-Kirton Corretora de Câmbio S.A.

Managing Officer

Bradesco Securities, Inc.

Vice Chairman of the Board of Directors

Bradesco Securities UK Limited

Member of the Board of Directors

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Item 12.5.m.ii	-.-

221– Reference Form – 2019

12. Shareholders´meeting and management

GLAUCIMAR PETICOV
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Banco Bradesco Cartões S.A. Officer
Item 12.5.m.ii

Câmara Americana de Comércio (AMCHAM)

Member of the Strategic People Management Committee

Global Council of Corporate Universities (GlobalCCU)

Member of the Advisory Council

SINDICREFI - Sindicato das Sociedades de Crédito, Financiamento e Investimento do Estado de São Paulo

Secretary Officer

FEBRABAN – Federação Brasileira de Bancos

Member of the Banking Self-Regulation Committee

JOSÉ RAMOS ROCHA NETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Superintendent Officer

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

January 10, 2017 to April 30, 2018 – Officer

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

Superintendent Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Superintendent Officer

Bradesco Administradora de Consórcios Ltda.

Superintendent Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Deputy Officer

Item 12.5.m.ii	-.-

ANTONIO JOSÉ DA BARBARA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Banco Bradesco Cartões S.A. Deputy Officer Bradesco Leasing S.A. – Arrendamento Mercantil Deputy Officer
Item 12.5.m.ii	-.-

EDSON MARCELO MORETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Banco Bradesco Cartões S.A. Deputy Officer Elo Serviços S.A. Member of the Credit Committee
Item 12.5.m.ii

Gestora de Inteligência de Crédito S.A.

Alternate Member of the Board of Directors

FEBRABAN - Federação Brasileira de Bancos

Sector Director and Effective Member of the Executive Committee of Credit Environment

222– Reference Form – 2019

12. Shareholders´meeting and management

JOSÉ SÉRGIO BORDIN
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Administradora de Consórcios Ltda.

March 1, 2017 to April 30, 2018 - General Officer

Bradesco Argentina de Seguros S.A.

October 9, 2015 to July 27, 2017 – Alternate Officer

Bradesco Auto/RE Companhia de Seguros

January 9, 2015 to October 9, 2017 - General Officer

Bradesco Seguros S.A.

March 30, 2016 to March 21, 2017 - General Officer

Bradseg Participações S.A.

April 1, 2016 to April 24, 2017 - General Officer

Bradseg Promotora de Vendas S.A.

April 22, 2016 to April 24, 2017 - General Officer

Kirton Seguros S.A.

July 1, 2016 to March 31, 2017 - General Officer

Item 12.5.m.ii	-.-

LEANDRO DE MIRANDA ARAUJO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i

Banco Bradesco BBI S.A.

February 20, 2015 to February 1, 2019 - Managing Officer

2bCapital S.A.

Chief Executive Officer

NCF Participações S.A.

Deputy Officer and Investor Relations Officer

Bradesco Leasing S.A. – Arrendamento Mercantil

Managing Officer

Item 12.5.m.ii	-.-

ROBERTO DE JESUS PARIS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Deputy Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	FEBRABAN - Federação Brasileira de Bancos Sector Officer of the Executive Committee of Treasury Operations

✓ Members of the Departmental Board:

ALESSANDRO DÉCIO FARKUH
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

September 29, 2017 to March 6, 2019 - Officer

Ágora Corretora de Títulos e Valores Mobiliários S.A.

September 29, 2017 to March 6, 2019 - Officer

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliário

Officer

Fundação Bradesco

February 1, 2019 - Member of the Managing Board

Banco Bradesco BBI S.A.

May 1, 2011 to September 28, 2017 - Executive Superintendent

Bradesco-Kirton Corretora de Câmbio S.A.

October 13, 2017 to July 16, 2018 - Officer

Item 12.5.m.ii	-.-

223– Reference Form – 2019

12. Shareholders´meeting and management

AMILTON NIETO, ANTONIO CARLOS MELHADO, ANTONIO DAISSUKE TOKURIKI, CARLOS WAGNER FIRETTI, EDILSON DIAS DOS REIS, EDILSON WIGGERS, JOÃO ALBINO WINKELMANN, KLAYTON TOMAZ DOS SANTOS, LAYETTE LAMARTINE AZEVEDO JUNIOR, LUCIO RIDEKI TAKAHAMA, MANOEL GUEDES DE ARAUJO NETO, MARCIO HENRIQUE ARAUJO PARIZOTTO, MARCOS APARECIDO GALENDE, PAULO APARECIDO DOS SANTOS, PAULO EDUARDO WAACK, WALDEMAR RUGGIERO JÚNIOR

Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	-.-

ANDRÉ BERNARDINO DA CRUZ FILHO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Kirton Bank S.A. - Banco Múltiplo

July 1, 2016 to April 30, 2018 - Officer

Item 12.5.m.ii	Galgo Sistemas de Informações S.A. Chairman of the Board of Directors

ANDRÉ FERREIRA GOMES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários April 30, 2018 to January 14, 2019 - Officer
Item 12.5.m.ii	-.-

224– Reference Form – 2019

12. Shareholders´meeting and management

ANTONIO GUALBERTO DINIZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	FEBRABAN - Federação Brasileira de Bancos Sitting Member of the Executive Committee of Corporate Banking Products Fórum Permanente das Microempresas e Empresas de Pequeno Porte Sitting Representative

CLAYTON CAMACHO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	FEBRABAN - Federação Brasileira de Bancos Sitting Member of the Executive Committee of Legal Affairs

FERNANDO ANTÔNIO TENÓRIO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	ASBEB - Associação dos Bancos do Estado da Bahia Chief Executive Officer FEBRABAN - Federação Brasileira de BancosAlternate Member of the Executive Committee of Consigned Credit

FERNANDO FREIBERGER
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Kirton Bank S.A. - Banco Múltiplo June 1, 2016 to September 30, 2016 – Officer
Item 12.5.m.ii	-.-

FERNANDO HONORATO BARBOSA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários December 1, 2011 to April 30, 2016 - Executive Superintendent
Item 12.5.m.ii

FUNCEX - Fundação Centro de Estudos do Comércio Exterior

Member of the Higher Council

G100-Núcleo de Estudos do Desenvolvimento Empresarial e Ecônomico

Sitting Member of the Economic Center

FIESP - Federação das Indústrias do Estado de São Paulo

Member of the Higher Economy Council - COSEC

225– Reference Form – 2019

12. Shareholders´meeting and management

FREDERICO WILLIAM WOLF
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Bradesco Leasing S.A. - Arrendamento Mercantil Officer
Item 12.5.m.ii

FEBRABAN - Federação Brasileira de Bancos

Sector Officer of the Compliance Committee

FELABAN - Federación Latinoamericana de Bancos

Member of COPLAFT - Comité Latinoamericano para la Prevención del Lavado de Activos y Financiamiento del Terrorismo

IBGC - Instituto Brasileiro de Governança Corporativa

Member of the Governance Committee in Financial Institutions

JOSÉ GOMES FERNANDES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Banco Bradesco Cartões S.A. Officer
Item 12.5.m.ii	-.-

JULIO CARDOSO PAIXÃO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Elo Serviços S.A. Alternate Member of the Credit Committee
Item 12.5.m.ii	-.-

LEANDRO JOSÉ DINIZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradesco Administradora de Consórcios Ltda. Business sector: Management of consortiums for the acquisition of assets and rights. Position: Officer, from December 2016 to March 2017.

Bradesco Leasing S.A. - Arrendamento Mercantil

Officer

Item 12.5.m.ii

ABEL - Associação Brasileira das Empresas de Leasing

Secretary Officer

ACREFI – Associação Nacional das Instituições de Crédito, Financiamento e Investimento

Vice Chairman of the Board of Directors

ACSP - Associação Comercial de São Paulo

Member of the Board of Advisors

CIESP – Centro das Indústrias do Estado de São Paulo

Sitting Member of the Regional Board of CIESP - Osasco, SP

CIBRASEC - Companhia Brasileira de Securitização

Alternate Member of the Board of Directors

CGFGH – Conselho Gestor do Fundo Garantidor Habitacional

Alternate Member of the Board of Directors

FEBRABAN - Federação Brasileira de Bancos

Deputy Sector Officer of the Executive Committee of Banking Products - BF

FIABCI BRASIL- Capitulo Nacional Brasileiro da Federação Internacional das Profissões Imobiliárias

Member of the Board of Advisors

FPMPE - Fórum Permanente das Microempresas e Empresas de Pequeno Porte

Alternate Member

SINDLEASING - Sindicato Nacional das Empresas de Arrendamento Mercantil (Leasing)

Secretary Officer

226– Reference Form – 2019

12. Shareholders´meeting and management

MARCELO FRONTINI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board NCR Brasil - Indústria de Equipamentos para Automação S.A. Member of the Board of Directors
Item 12.5.m.ii	FEBRABAN - Federação Brasileira de Bancos Sitting Member of the Executive Committee of Innovation

MARCELO SANTOS DALL’OCCO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Cielo S.A.

Effective Member and Chairman of the Board of Directors

Elo Participações S.A.

Effective Member of the Fiscal Council

Elo Serviços S.A.

Alternate Member of the Fiscal Council

Item 12.5.m.ii	-.-

MARLOS FRANCISCO DE SOUZA ARAUJO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

2bCapital S.A.

Officer

BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.

Officer

Bram - Bradesco Asset Management S.A. Distribuidora de Títulos e Valores Mobiliários

Officer

Kirton Gestão de Recursos Ltda.

Officer

Item 12.5.m.ii	FEBRABAN- Federação Brasileira de Bancos Deputy Officer of the Executive Committee of Risk Management

227– Reference Form – 2019

12. Shareholders´meeting and management

MAURICIO GOMES MACIEL
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Bradesco Administradora de Consórcios Ltda. February 9, 2015 to January 12, 2017 - Officer
Item 12.5.m.ii	-.-

OSWALDO TADEU FERNANDES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Ágora Corretora de Títulos e Valores Mobiliários S.A.

September 26, 2014 to March 2, 2018 - Officer

Banco Bradesco BBI S.A.

March 26, 2014 to April 26, 2018 - Officer

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

September 26, 2014 to March 2, 2018 - Officer

Bradesco-Kirton Corretora de Câmbio S.A.

July 1, 2016 to March 2, 2018 - Officer

Item 12.5.m.ii	-.-

ROBERTO MEDEIROS PAULA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Department Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Banco Bradesco Europa S.A. Member of the Board of Directors Bradesco-Kirton Corretora de Câmbio S.A. Officer Bradesco Trade Services Limited Officer
Item 12.5.m.ii	-.-

✓ Members of the Board of Executive Officers:

ALBERT ADELL ROSO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Kirton Bank S.A. - Banco Múltiplo July 4, 2016 to April 28, 2017 - Regional Officer
Item 12.5.m.ii	-.-

228– Reference Form – 2019

12. Shareholders´meeting and management

ALEXANDRE CESAR PINHEIRO QUERCIA, ALEXANDRE PANICO, ANTRANIK HAROUTIOUNIAN, CARLOS ALBERTO ALÁSTICO, EDMIR JOSÉ DOMINGUES, JEFERSON RICARDO GARCIA HONORATO, NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR, NILTON PEREIRA DOS SANTOS JUNIOR, ROBERTO FRANÇA, RUY CELSO ROSA FILHO, VASCO AZEVEDO

Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	-.-

CARLOS HENRIQUE VILLELA PEDRAS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	Câmara Brasileira de Comércio no Reino Unido (Brazilian Chamber of Commerce in the United Kingdom) Bradesco’s Representative

CARLOS LEIBOWICZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	HSBC Brasil Banco Múltiplo S.A. November 2013 to July 2016 - Corporate Banking Officer Kirton Bank S.A. - Banco Múltiplo July 4, 2016 to April 28, 2017 - Officer
Item 12.5.m.ii	-.-

GILVANDRO MATOS DA SILVA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Kirton Bank S.A. - Banco Múltiplo (formerly HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: July 4, 2016 to April 28, 2017, he held the position of Officer
Item 12.5.m.ii	-.-

JEFFERSON RICARDO ROMON
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board and Deputy Officer
Item 12.5.m.ii	-.-

JOSÉ AUGUSTO RAMALHO MIRANDA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board BRAiN – Brasil Investimentos e Negócios August 2014 to August 2016 - Executive Officer
Item 12.5.m.ii	Anbima – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais Private Banking Committee President

229– Reference Form – 2019

12. Shareholders´meeting and management

JOSÉ LEANDRO BORGES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Conselho Empresarial Brasil-China Executive Vice President Kirton Bank S.A. - Banco Múltiplo June 7, 2010 to September 30, 2016 - Division Head Corporate
Item 12.5.m.ii	-.-

MARCOS ANTÔNIO MARTINS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i

Fundação Bradesco

Member of the Managing Board

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. From April 29, 2013 to April 27, 2018, he held the position of Effective Member of the Fiscal Council.

Item 12.5.m.ii	-.-

ROMERO GOMES DE ALBUQUERQUE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board
Item 12.5.m.ii	ABECIP - Associação Brasileira das Entidades de Crédito Imobiliário e Poupança Alternate member of the Deliberative Council and Deputy Vice Chairman of the Board of Directors

VICTOR ROSA MARINHO DE QUEIROZ
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Officer.
Item 12.5.m.i	Fundação Bradesco Member of the Managing Board Tecban – Tecnologia Bancária S.A. Officer
Item 12.5.m.ii	-.-

✓ Members of the Regional Board of Executive Officers:

ADEMIR APARECIDO CORREA JUNIOR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i

Kirton Bank S.A. - Banco Múltiplo (formerly HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: From July 4, 2016 to April 28, 2017, he held the position of Regional Officer.

Item 12.5.m.ii	-.-

ALBERTO DO NASCIMENTO LEMOS
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i

Kirton Bank S.A. - Banco Múltiplo (formerly HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: From July 4, 2016 to April 28, 2017, he held the position of Regional Officer.

Item 12.5.m.ii	-.-

230– Reference Form – 2019

12. Shareholders´meeting and management

ALMIR ROCHA, ALTAIR LUIZ GUARDA, ALTAIR NAUMANN, AMADEU EMILIO SUTER NETO, DEBORAH D'AVILA PEREIRA CAMPANI SANTANA, DELVAIR FIDÊNCIO DE LIMA, FRANCISCO HENRIQUE FRANÇA FERNANDES, GERALDO DIAS PACHECO, JOSÉ ROBERTO GUZELA, MARCOS DANIEL BOLL, OSMAR SANCHES BISCUOLA, TELMA MARIA DOS SANTOS CALURA

Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii

CÉSAR CABÚS BERENGUER SILVANY
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii	ASBAN – Associação de Bancos Chairman of the Board of Directors

JOÃO PEDRO DA SILVA VILLELA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	Kirton Bank S.A. - Banco Múltiplo (formerly HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: From July 4, 2016 to July 28, 2017, he held the position of Regional Officer.
Item 12.5.m.ii	-.-

JOEL QUEIROZ DE LIMA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii

Associação dos Bancos no Estado do Rio Grande do Sul

2nd Executive Vice President

Sindicato dos Bancos nos Estados do Rio Grande do Sul e Santa Catarina

Alternate Delegate Representative of the Council of the National Federation of Banks (FENABAN) and Vice-President (as Treasurer).

JOSÉ FLÁVIO FERREIRA CLEMENTE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i	-.-
Item 12.5.m.ii

ABEB - Associação dos Bancos do Estado da Bahia

Officer

FENABAN - Federação Nacional dos Bancos

Chief Executive Officer and Effective Representative with the Federação Nacional dos Bancos (Fenaban)

SBEBS - Sindicato dos Bancos dos Estados da Bahia e de Sergipe

Effective Member on the Board of Representatives, representing the SBEBS - Sindicato dos Bancos dos Estados da Bahia e de Sergipe

NELSON VEIGA NETO
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i

Kirton Bank S.A. - Banco Múltiplo (formerly HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: From July 4, 2016 to April 28, 2017, he held the position of Regional Officer.

Item 12.5.m.ii	-.-

231– Reference Form – 2019

12. Shareholders´meeting and management

PAULO ROBERTO ANDRADE DE AGUIAR
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Regional Officer.
Item 12.5.m.i

Kirton Bank S.A. - Banco Múltiplo (formerly HSBC Bank Brasil S.A. - Banco Múltiplo). Business sector: Financial. Position: From July 4, 2016 to April 28, 2017, he held the position of Regional Officer.

Item 12.5.m.ii	-.-

✓ Members of the Fiscal Council, elected by the controlling shareholders:

DOMINGOS APARECIDO MAIA and JOSÉ MARIA SOARES NUNES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Item 12.5.m.i	-.-
Item 12.5.m.ii

ARIOVALDO PEREIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council.
Item 12.5.m.i

Elo Participações S.A.

Effective Member of the Fiscal Council

Elo Serviços S.A.

Effective Member of the Fiscal Council

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Effective Member of the Fiscal Council.

Item 12.5.m.ii	-.-

NILSON PINHAL and RENAUD ROBERTO TEIXEIRA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i	-.-
Item 12.5.m.ii

JOÃO BATISTA DE MORAES
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i	Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: Effective Member of the Fiscal Council.
Item 12.5.m.ii

Conselho de Recursos do Sistema Financeiro Nacional (Resources Board of the National Financial System). Business sector: Regulation of the Securities Market and Banking Market. Position: Alternate Member of the Fiscal Council (representing the Brazilian Association of Consortium Managers - ABAC).

232– Reference Form – 2019

12. Shareholders´meeting and management

✓ Members of the Fiscal Council, elected by preferred shareholders who are not members of the controlling group:

WALTER LUIS BERNARDES ALBERTONI
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective Member of the Fiscal Council
Item 12.5.m.i

Bradespar S.A. Business sector: Comp. Adm. Part. - Mineral Extraction. Position: from may to july of 2016, he hold the position of Alterante Member of the Fiscal Council, when became Effective Member until April, 2017.

Petróleo Brasileiro S.A. - PETROBRÁS. Business sector: Oil and gas. Position: Sitting Member of the Board of Directors.

Paranapanema S.A. Business sector: Mining and Metallurgy. Position: Effective Member of the Fiscal Council.

Mills S.A. Business sector: Engineering Products and Services. Alternate Member of the Fiscal Council.

Albertoni Sociedade de Advogados. Business sector: provision of legal services and legal consulting. Position: Partner.

Indústrias Romi S.A. Business sector: machine industry. Position: Sitting Member of the Fiscal Council.

DATAPREV S.A. Business sector: system analysis, programming and execution of data services. Position: Sitting Member of the Audit Committee.

Ser Educacional S.A. Business sector: Post-secondary and Graduate Programs. Position: Alternate Member of the Fiscal Council.

SANEPAR S.A. Business sector: Sanitation and water supply. Position: Alternate Member of the Fiscal Council.

Mahle Metal Leve S.A. Business sector: auto parts. Position: Alternate Member of the Board of Directors.

Item 12.5.m.ii

Association of Capital Markets Investors – AMEC. Business sector: nonprofit association, dedicated to the defense of shareholders rights and interests not integrating the controlling block and investors. Position: Legal Advisor.

Conselho de Recursos do Sistema Financeiro Nacional – CRSFN (Resources Board of the National Financial System). Business sector: Regulation of the Securities and Banking Market. Position: Alternate Director.

REGINALDO FERREIRA ALEXANDRE
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Alternate Member of the Fiscal Council.
Item 12.5.m.i

BRF S.A. Business sector: food company. Position: Effective Member of the Fiscal Council (2015 and 2016).

Iochpe-Maxion S.A. Business sector: auto parts. Position: Effective Member of the Fiscal Council (2013 to 2017).

Paranapanema S.A. Business sector: Mining and Metallurgy. Position: Member of the Audit Committee (2017).

ProxyCon Business Consulting - advisory activities and provision of services in the capital market, finances and corporate governance areas. Position: Officer.

Aliansce Shopping Centers S.A. Business sector: Development of shopping centers. Position: Member of the Fiscal Council (2014 and 2015).

Movida S.A. Business sector: rent of cars. Position: Member of the Fiscal Council (2017).

Paraná Banco S.A. Business sector: Banks. Position: Member of the Fiscal Council (2011 to 2015).

Unipar Carbocloro S.A. Business sector: petrochemistry company. Position: Member of the Fiscal Council (2012, 2013 and 2015).

Grendene S.A. Business sector: plastic shoes manufacturer. Position: Alternate Member of the Fiscal Council (2012 to 2014).

Indústrias Romi S.A. Business sector: capital goods. Position: Alternate Member of the Fiscal Council (2015).

Grazziotin S.A. Business sector: Retail. Position: Alternate Member of the Fiscal Council (2015).

SLC Agrícola S.A. - Business sector: Agricultural Production. Position: Alternate Member of the Fiscal Council (2013 to 2015).

SANEPAR S.A. Business sector: Sanitation and water supply. Position: Effective member of the Fiscal Council.

Petróleo Brasileiro S.A. - Petrobras. Business sector: Oil and gas. Position: Effective member of the Fiscal Council.

Ser Educacional S.A. Business sector: Post-secondary and Graduate Programs. Position: Effective member of the Fiscal Council.

CPFL Energia S.A. Business sector: distribution, marketing and electric power supply. Position: Alternate member of the Fiscal Council

Mahle Metal Leve S.A. Business sector: auto parts. Position: Alternate member of the Board of Directors

Item 12.5.m.ii	Committee of Accounting Pronouncements (CPC) Member of the Special Corporate Governance Committee

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✓ Member of the Fiscal Council elected by common shareholders who are not members of the controlling group:

IVANYRA MAURA DE MEDEIROS CORREIA
Issuer	Banco Bradesco S.A. Business sector: Banks. Position: Effective member of the Fiscal Council
Item 12.5.m.i

Zurich Seguros. Business sector: Insurance company. Position: Officer responsible at SUSEP (Superintendence of Private Insurance), Member of the Board of Directors and Statutory Officer.

Penske Logistics. Business sector: Services and solutions of supply chain. Position: Financial Administrative Officer, for Latin America and Asia.

FNAC. Business sector: Retail/Bookstore. Position: Financial Administrative Officer of the Brazilian subsidiary.

Bank of America. Business sector: Banks. Position: Latin America Vice President

Item 12.5.m.ii	Serpro (Federal Service of Data Processing) Member of the Board of Directors, nominated by the Ministry of Finance (independent member)

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•      Item 12.5. “n”:

Description of any of the following events that have occurred during the last 5 years: i. any criminal conviction; ii. any conviction in administrative proceedings of the CVM and the penalties applied; iii. any final conviction, in a judicial or administrative sphere, which has suspended or disabled them from the practice of a professional or trade activity:

None of the members of the Board of Directors, of the Board of Executive Officers, the Fiscal Council or the Committees was convicted under the terms of items i, ii and iii above.

•      Item 12.5. “k”:

If he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence:

All members of the Fiscal Council are independent, elected by shareholders, whose role, under the current legislation, is to oversee the actions of the Management and verify the compliance with their legal and statutory duties. The members of other bodies are not independent.

In relation to each of the people who acted as member of the board of directors or the fiscal council in the last fiscal year, inform, in table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after taking office:

BOARD OF DIRECTORS
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Luiz Carlos Trabuco Cappi	201	88%
Carlos Alberto Rodrigues Guilherme		71%
Denise Aguiar Alvarez		71%
João Aguiar Alvarez		62%
Milton Matsumoto		93%
Alexandre da Silva Glüher		85%
Josué Augusto Pancini		95%
Maurício Machado de Minas		92%

FISCAL COUNCIL
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Domingos Aparecido Maia	80	100%
José Maria Soares Nunes		100%
Ariovaldo Pereira		100%
Walter Luis Bernardes Albertoni		100%
Reginaldo Ferreira Alexandre	0	0%
Nilson Pinhal
Renaud Roberto Teixeira
João Batista de Moraes		They were not members in the last fiscal year.
Ivanyra Maura de Medeiros Correia

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12.7/8. Composition of committees

AUDIT COMMITTEE (Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Milton Matsumoto	April 24, 1945	Banking Employee	081.225.550/04	Member, acting as Coordinator	March 11, 2019	Check item 12.12	April 27, 2020	Member of the Board of Directors	4
Paulo Roberto Simões da Cunha	May 27, 1950	Accountant	567.047.048/68	Financial Expert	March 11, 2019	Check item 12.12	March 11, 2021	None	5
Wilson Antonio Salmeron Gutierrez	December 6, 1941	Economist	038.131.698/04	Member	March 11, 2019	Check item 12.12	March 11, 2021		2
Paulo Ricardo Satyro Bianchini	September 11, 1955	Business Administration	666.764.448/87	Member	March 11, 2019	Check item 12.12	March 11, 2021		1
José Luis Elias	January 5, 1956	Advisor	719.038.288/72	Member	March 11, 2019	Check item 12.12	March 11, 2021		0

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REMUNERATION COMMITTEE (Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Luiz Carlos Trabuco Cappi	October 6, 1951	Banking Employee	250.319.028/68	Member, acting as Coordinator	March 13, 2018	April 25, 2018	Up until the first Meeting of the Board of Directors which is to be held after the 2020 Annual Shareholders’ Meeting	Chairman of the Board of Directors	10
Carlos Alberto Rodrigues Guilherme	December 21, 1943		021.698.868/34	Member				Vice Chairman of the Board of Directors	9
Milton Matsumoto	April 24, 1945		081.225.550/04					Member of the Board of Directors	8
Valdirene Soares Secato	June 23, 1971		131.402.398/58	Non-Manager Member				Executive Superintendent	4

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INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION COMMITTEE (Non-Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
André Rodrigues Cano	July 22, 1958	Banking Employee	005.908.058/27	Member, acting as Coordinator	December 19, 2016	None	Not stated	Executive Vice-President	2
Octaviano de Lazari Junior	July 18, 1963		044.745.768/37	Member	February 14, 2019			CEO	0
Josué Augusto Pancini	April 14, 1960		966.136.968/20		February 17, 2014			Member of the Board of Directors	5
Maurício Machado de Minas	July 1, 1959		044.470.098/62
Marcelo de Araújo Noronha	August 10, 1965		360.668.504/15		February 18, 2015			Executive Vice-President	4
Cassiano Ricardo Scarpelli	July 28, 1968		082.633.238/27		March 19, 2018				1
Eurico Ramos Fabri	September 29, 1972		248.468.208/58		March 19, 2018
Moacir Nachbar Junior	April 5, 1965		062.947.708/66		February 18, 2015			Managing Executive and Chief Risk Officer	4
Vinicius José de Almeida Albemaz	July 27, 1970	Economist	013.908.097/06		September 10, 2018			None	0
Marlos Francisco de Souza Araujo	July 26, 1977	Banking Employee	274.447.478/90		September 1, 2017			Department Officer	1

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RISKS COMMITTEE (Non-Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates
Alexandre da Silva Glüher	August 14, 1960	Banking Employee	282.548.640/04	Member, acting as Coordinator	November 12, 2018	None	Not stated	Member of the Board of Directors	0
Carlos Alberto Rodrigues Guilherme	December 21, 1943		021.698.868/34	Member	August 21, 2017			Vice Chairman of the Board of Directors	1
André Rodrigues Cano	July 22, 1958		005.908.058/27		March 19, 2018			Executive Vice-President	1

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AUDIT COMMITTEE (Statutory Body)
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Milton Matsumoto	250	88%
Paulo Roberto Simões da Cunha	289	96%
Wilson Antonio Salmeron Gutierrez	266	88%
Paulo Ricardo Satyro Bianchini	79	100%
José Luis Elias	0	He was not a member in the last fiscal year.

REMUNERATION COMMITTEE (Statutory Body)
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Luiz Carlos Trabuco Cappi	16	100%
Carlos Alberto Rodrigues Guilherme		69%
Milton Matsumoto		100%
Valdirene Soares Secato		88%

INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION COMMITTEE (Non-Statutory Body)
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
André Rodrigues Cano	18	94%
Octavio de Lazari Junior		33%
Josué Augusto Pancini		94%
Maurício Machado de Minas		83%
Marcelo de Araújo Noronha		67%
Cassiano Ricardo Scarpelli		93%
Eurico Ramos Fabri		80%
Moacir Nachbar Junior		78%
Vinicius José de Almeida Albernaz		50%
Marlos Francisco de Souza Araujo		78%

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RISKS COMMITTEE (Non-Statutory Body)
MEMBERS	TOTAL NUMBER OF MEETINGS	% OF INTEREST
Alexandre da Silva Glüher	10	100%
Carlos Alberto Rodrigues Guilherme		70%
André Rodrigues Cano		100%

12.9 - Existence of a marital relationship, stable union or kinship up to the second degree between:

a)       issuer’s managers:

Ms. Denise Aguiar Alvarez is the sister of Mr. João Aguiar Alvarez; they are both Members of the Board of Directors.

b)       (i) issuer's managers and (ii) subsidiaries' managers, directly or indirectly bound to the issuer:

None.

c)       (i) issuer's managers and the managers of their directly or indirectly held subsidiaries and (ii) issuer's direct or indirect controllers:

None.

d)       (i) issuer’s managers and (ii) managers of the issuer's direct or indirect controllers:

Ms. Denise Aguiar Alvarez and Mr. João Aguiar Alvarez, Members of the Board of Directors of the issuer, are the daughter and son, respectively, of Ms. Lina Maria Aguiar, Member of the Board of Directors of Cidade de Deus - Companhia Comercial de Participações and Member of the Managing Board of Fundação Bradesco, controlling companies of Banco Bradesco S.A.

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12.10 - Relationships of subordination, provision of service or control in the last three fiscal years between the issuer’s managers and:

a)     company controlled, direct or indirectly, by the issuer, except for those in which the issuer detains, direct or indirectly, the total share capital:

Note: According to the criterion adopted by Bradesco, the wholly-owned subsidiaries are the companies in the Corporate Organizational Chart which, although Bradesco does not retain 100% of the share capital, in practice, are managed as wholly-owned subsidiaries, by the following features:

•    They are business corporations of a private limited partnership;

•    They have a minority interest of less than 1%; and

•     The Organization elects all members of Management.

b) direct or indirect controlling company of the issuer:

LUIZ CARLOS TRABUCO CAPPI
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2016	Position	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Managing Board and Vice-President	Vice Chairman of the Board of Directors and Chief Executive Officer	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Managing Board and Vice-President	Vice Chairman of the Board of Directors and Chief Executive Officer	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Board of Directors and Vice-President	Vice Chairman of the Managing Board and Vice-President	Vice Chairman of the Board of Directors and Chief Executive Officer	Vice-President
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

*until April 30, 2018

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DENISE AGUIAR ALVAREZ, JOÃO AGUIAR ALVAREZ
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06
2016	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2017	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct
2018	Position	Member of the Board of Directors	Member of the Board of Directors and Officer	Member of the Managing Board and Deputy Officer
	Note	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct

CARLOS ALBERTO RODRIGUES GUILHERME
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2016	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors and Officer	Member of the Board of Directors and Officer	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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MILTON MATSUMOTO
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2016	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors and Officer	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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ALEXANDRE DA SILVA GLÜHER, JOSUÉ AUGUSTO PANCINI, MAURÍCIO MACHADO DE MINAS
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2016	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Member of the Board of Directors	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

OCTAVIO DE LAZARI JUNIOR
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2016	Position	-.-	-.-	Member of the Managing Board	-.-	-.-
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2017	Position	-.-	-.-	Member of the Managing Board	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Chief Executive Officer	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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MARCELO DE ARAÚJO NORONHA
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2016	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

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ANDRÉ RODRIGUES CANO
Company		BBD Participações S.A.	Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		07.838.611/0001-52	61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2016	Position	-.-	-.-	Member of the Managing Board	-.-	-.-
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2017	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-	-.-
	Controlling company	Indirect	Direct	Direct	Direct	Indirect

CASSIANO RICARDO SCARPELLI
Company		Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2016	Position	-.-	Member of the Managing Board	-.-	-.-
	Note	-.-	-.-	-.-	-.-
	Controlling company	Direct	Direct	Direct	Indirect
2017	Position	-.-	Member of the Managing Board	-.-	-.-
	Note	-.-	-.-	-.-	-.-
	Controlling company	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-
	Controlling company	Direct	Direct	Direct	Indirect

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EURICO RAMOS FABRI
Company		Cidade de Deus - Companhia Comercial de Participações	Fundação Bradesco	NCF Participações S.A.	Nova Cidade de Deus Participações S.A.
CNPJ (Corporate Taxpayer's Registry)		61.529.343/0001-32	60.701.521/0001-06	04.233.319/0001-18	04.866.462/0001-47
2016	Position	-.-	-.-	-.-	-.-
	Note	-.-	-.-	-.-	-.-
	Controlling company	Direct	Direct	Direct	Indirect
2017	Position	-.-	-.-	-.-	-.-
	Note	-.-	-.-	-.-	-.-
	Controlling company	Direct	Direct	Direct	Indirect
2018	Position	Member of the Board of Directors	Member of the Managing Board and Managing Officer	Vice-President	Officer
	Note	-.-	-.-	-.-	-.-
	Controlling company	Direct	Direct	Direct	Indirect

MOACIR NACHBAR JUNIOR, WALKIRIA SCHIRRMEISTER MARCHETTI, GUILHERME MULLER LEAL, ROGÉRIO PEDRO CÂMARA, JOÃO CARLOS GOMES DA SILVA, GLAUCIMAR PETICOV, JOSÉ RAMOS ROCHA NETO, ANTONIO JOSÉ DA BARBARA, EDSON MARCELO MORETO, ROBERTO DE JESUS PARIS, AMILTON NIETO, ANDRÉ BERNARDINO DA CRUZ FILHO, ANTONIO CARLOS MELHADO, ANTONIO DAISSUKE TOKURIKI, ANTONIO GUALBERTO DINIZ, CARLOS WAGNER FIRETTI, CLAYTON CAMACHO, EDILSON WIGGERS, FERNANDO ANTÔNIO TENÓRIO, FERNANDO FREIBERGER, FREDERICO WILLIAM WOLF, JOÃO ALBINO WINKELMANN, LAYETTE LAMARTINE AZEVEDO JUNIOR, LUCIO RIDEKI TAKAHAMA, MARCELO FRONTINI, MARCELO SANTOS DALL’OCCO, MARCIO HENRIQUE ARAUJO PARIZOTTO, MARCOS APARECIDO GALENDE, MARLOS FRANCISCO DE SOUZA ARAÚJO, PAULO APARECIDO DOS SANTOS, WALDEMAR RUGGIERO JÚNIOR, ALBERT ADELL ROSO, ALEXANDRE CESAR PINHEIRO QUERCIA, EDMIR JOSÉ DOMINGUES

Company		Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		60.701.521/0001-06
2016	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2017	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2018	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

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JEFFERSON RICARDO ROMON
Company		Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		60.701.521/0001-06
2016	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct
2017	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct
2018	Position	Member of the Managing Board and Deputy Officer
	Note	-.-
	Controlling company	Direct

RENATO EJNISMAN, BRUNO D’AVILA MELO BOETGER, JOSÉ SERGIO BORDIN, FERNANDO HONORATO BARBOSA, LEANDRO JOSÉ DINIZ, MANOEL GUEDES DE ARAÚJO NETO, MAURÍCIO GOMES MACIEL, PAULO EDUARDO WAACK, ROBERTO MEDEIROS PAULA, ANTRANIK HAROUTIOUNIAN, CARLOS HENRIQUE VILLELA PEDRAS, JOSÉ AUGUSTO RAMALHO MIRANDA

Company		Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		60.701.521/0001-06
2016	Position	-.-
	Note	-.-
	Controlling company	-.-
2017	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct
2018	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

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ANDRÉ FERREIRA GOMES, JOSÉ GOMES FERNANDES, JULIO CARDOSO PAIXÃO, KLAYTON TOMAZ DOS SANTOS, OSWALDO TADEU FERNANDES, CARLOS ALBERTO ALÁSTICO, MARCOS ANTÔNIO MARTINS, NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR, NILTON PEREIRA DOS SANTOS JUNIOR, ROBERTO FRANÇA, ROMERO GOMES DE ALBUQUERQUE, VICTOR ROSA MARINHO DE QUEIROZ

Company		Fundação Bradesco
CNPJ (Corporate Taxpayer's Registry)		60.701.521/0001-06
2016	Position	-.-
	Note	-.-
	Controlling company	-.-
2017	Position	-.-
	Note	-.-
	Controlling company	-.-
2018	Position	Member of the Managing Board
	Note	-.-
	Controlling company	Direct

c) if relevant, the supplier, client, debtor or creditor of the issuer, its controlling or controlled companies or controlled of/by any of these people:

None.

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12. Shareholders´meeting and management

12.11 - Agreements, including any insurance policies, for the payment or reimbursement of expenses incurred by Directors and Officers

Annually, Bradesco (itself, its subsidiaries and affiliate companies) purchases, with duration of twelve months, the General Liability Insurance of the Management (Insurance Directors & Officers – (D&O).

The purpose of this insurance is to cover the worldwide risks of its managers in the event of claims for compensation or legal claims, whether they originate from third party individuals, legal entities or government bodies which, supposedly, feel harmed by acts performed by the insured. The insurance policies cover claims made against the insured, exclusively, for tortious acts (deliberate actions or omissions, but not willful) practiced by the insured.

Insured is understood as any person who has been, or will be, as the case may be, a member of the Board of Directors, the Board of Executive Officers, of the Fiscal Council or any other statutory body or body established by contract or bylaws of Bradesco or its subsidiaries, or any employee who has powers of management and/or representation in dealings with third parties or whose position entails the representation of fact or of law of the company in dealings with third parties.

The scope of coverage is worldwide, except for (i) claims in countries blocked by economic sanctions and (ii) for environmental damage in the USA.

For the period from November 20, 2017 to November 20, 2018, the contracted coverage was of US$170 million and the total premium was of $3,102,534.86, already including IOF. The D&O Insurance has been renewed for the period from November 20, 2018 to November 20, 2019, in which the contracted coverage was of US$170 million and the premium paid of US$3,793,203.97, plus the IOF.

As regards the payment of fines by Insurance Companies, according to CVM/SEP Circular Letter No. 3/2019, the Management of the Company believes that such payments are adequate and seek the best interest of the Company, because they allow managers more assurance in the exercise of their duties and activities. It is worth remembering that there is no coverage by Insurance Companies if deceit, fraud or bad faith by the manager is ascertained.

12.12 - Other relevant information

1)   Positions occupied by Directors of Banco Bradesco S.A. on the board of directors, fiscal council, committees and executive bodies of other companies or entities, in the terms of item 4.4. of the Level 1 List Regulation of Corporate Governance of B3, except for those already mentioned in item 12.5:

LUIZ CARLOS TRABUCO CAPPI, CARLOS ALBERTO RODRIGUES GUILHERME, DENISE AGUIAR ALVAREZ, JOÃO AGUIAR ALVAREZ, MILTON MATSUMOTO, ALEXANDRE DA SILVA GLÜHER, JOSUÉ AUGUSTO PANCINI, MAURÍCIO MACHADO DE MINAS
COMPANY/ENTITY	POSITION/FUNCTION
None.

2)   Information on Bradesco’s Meetings held in the last three (3) years:

Meetings	2016		2017	2018
Date of realization	March 10	October 7	March 10	March 11
Meeting quorum at each event	84.66% of Common Shares and 38.37% of Preferred Shares	82.96% of Common Shares and 0.08% of Preferred Shares	85.6% of Common Shares and 30.0% of Preferred Shares	83.96% of Common Shares and 46.66% of Preferred Shares
Cases of realization on a second call	None

3)   Information pertaining to appointing the Bradesco’s Ombudsman.

NAIRO JOSÉ MARTINELLI VIDAL JÚNIOR
Date of birth	December 26, 1969
Profession	Banking Employee
CPF [Individual Taxpayer's Registry]	116.088.168-50
Date of designation	March 13, 2018
Date that office was taken	April 25, 2018
Mandate	Until the first meeting of the Board of Directors that is to be held after the 2020 Annual Shareholders' Meeting.
Position	Officer

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4)     Complementary information to the item 12.7/8:

COMMITTEE OF INTEGRATED RISK MANAGEMENT AND CAPITAL ALLOCATION (Non-Statutory Body )
Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates	Total of Meetings	% of participation in the meetings
André Rodrigues Cano	July 22, 1958	Banking Employee	005.908.058-27	Member, with the function of coordinator	December 19, 2016	None	Not stated	Executive Vice-President	2	18	94%
Octavio de Lazari Junior	July 18, 1963		044.745.768-37	Member	February 14, 2019			Chief Executive Officer	0		33%
Josué Augusto Pancini	April 14, 1960		966.136.968-20		February 17, 2014			Member of the Board of Directors	5		94%
Maurício Machado de Minas	July 1ST, 1959		044.470.098-62								83%
Marcelo de Araújo Noronha	August 10, 1965		360.668.504-15		February 18, 2015			Executive Vice-President	4		67%
Cassiano Ricardo Scarpelli	July 28, 1968		082.633.238-27		March 19, 2018				1		93%
Eurico Ramos Fabri	September 29, 1972		248.468.208-58		March 19, 2018						80%
Moacir Nachbar Junior	April 5, 1965		062.947.708-66		February 18, 2015			Executive Managing Officer and Chief Risk Officer	4		78%
Vinicius José de Almeida Albernaz	July 27, 1970	Economist	013.908.097-06		September 10, 2018			None	0		50%
Marlos Francisco de Souza Araujo	July 26, 1977	Banking Employee	274.447.478-90		September 1st, 2017			Department Officer	1		78%

RISKS COMMITTEE (Non-Statutory Body)
Name	Date of Birth	Profession	CPF [Individual Taxpayer's Registry]	Position	Date of Appointment	Date that office was taken	Mandate	Other positions and duties with issuer	Number of consecutive mandates	Total of Meetings	% of participation in the meetings
Alexandre da Silva Glüher	August 14, 1960	Banking Employee	282.548.640-04	Member, with the function of coordinator	November 12, 2018	None	Not stated	Member of the Board of Directors	0	10	100%
Carlos Alberto Rodrigues Guilherme	December 21, 1943		021.698.868-34	Member	August 21, 2017			Vice President of the Board of Directors	1		70%
André Rodrigues Cano	July 22, 1958		005.908.058-27		March 19, 2018			Executive Vice-President	1		100%

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13. Management Remuneration

13. Management Remuneration

13.1 - Description of the policy or compensation practice, including the Non-Statutory Board of Executive Officers

a)     Objectives of remuneration policy or practice informing if the remuneration policy has been formally approved, body responsible for its approval, date of approval and, if the issuer discloses the policy, locations in the world computer network where the document can be consulted

In 2012, Bradesco amended its compensation policy for managers, approved by the Board of Directors at the Special Meeting of February 6, 2012, in order to reflect the objectives established by Resolution No. 3,921/10 of the National Monetary Council (CMN), which caused, from that year on, the payment of part of the amount approved in the Annual Shareholders’ Meeting as variable compensation. Its policy aims at:

•     ensuring that the compensation practice is in accordance with the law, rules and regulations that govern the matter, based on the Manager’s duties, which result from the positions they hold and functions they perform; time dedicated to their functions; in competence and professional reputation, in view of their experience and qualification; and in the value of their services in the market;

•     providing alignment between compensation practices for the Management and the Organization’s interests, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•     ensuring that the compensation practice is related to objectives that seek the valuation of the Organization, not encouraging behaviors that increase the risk exposure above levels considered prudent for the strategies adopted for the short, medium and long terms.

The Remuneration Policy is available on the website:

https://www.bradescori.com.br/siteBradescoRI/Paginas/governancacorporativa/141_estatuto-politicas.aspx?AbaSelecionada=2.

b)     Composition of compensation, indicating:

                                    i.        description of the compensation elements and objectives of each one of them

a)       Board of Directors and Board of Executive Officers

The compensation of the members of the Board of Directors and of the Board of Executive Officers consists of Fixed Compensation, represented by Monthly Compensations fixed for the duration of their term, and Variable Compensation, based on target criteria and performance indicators, attributed according to the criteria of multiple Monthly Compensation, up to the limit authorized by the Shareholders' Meeting.

In addition, annually, a proposal is submitted to the approval of the Shareholders' Meeting to fund the Pension Plan for Managers, the amounts of which are shown in item 13.2, as post-employment benefits, which aims to ensure the commitment of managers to the present and future development of the Company's activities, that is, its operations focusing on business perpetuity and long-term value generation.

Pursuant to CVM Circular Letter CVM/SEP/No. 003/2019, we are indicating in item 13.2, in the years 2018, 2017 and 2016, the amounts corresponding to social security contributions (INSS) paid by Bradesco and recognized in its results.

b)       Fiscal Council

The compensation of the Effective Members of the Fiscal Council is fixed by the Shareholders’ Meeting in which they are elected and they cannot be lower, for each member in office, to ten percent (10%) of the monthly compensation that, on average, is attributed to each Officer, as fixed compensation, without, under current legislation, the payment of benefits, expense account and participation in the Company’s profit sharing, or any other denomination.

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c)       Audit Committee

The compensation of the Members of the Audit Committee is represented by fixed monthly payments for the term of his mandate, with the exception of a member which only receives remuneration as a member of the Board of Directors, and aims at rewarding the contribution of each member for acting on advising the Board of Directors in the performance of its attributions related to the follow up of the accounting practices adopted in the preparation of the Company’s financial statements and of its subsidiaries, as well as in the process of appointing and evaluating the effectiveness of the independent audit.

Another important factor in the definition of the compensation is that the Committee’s members must have high technical qualification so as to exercise their position and at least one of them must have proven knowledge in the areas of accounting and auditing of financial institutions which qualify him to exercise his function, proving the high degree of expertise required from them, including by the regulatory bodies.

d)       Remuneration Committee

The Remuneration Committee, defined in the Bylaws, is composed by members chosen among the members of the Company’s Board of Directors and also, as required by the Resolution No. 3,921/10 of CMN, by one (1) non-manager member. The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, are not compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, the member has his/her compensation set by the Board of Directors, according to the market parameters. No Manager of the Bradesco Organization is remunerated for the functions that they exercise in the Bradesco Organization committees.

e)       Other Committees

The members of the other committees are remunerated only for the duties they perform in the management bodies or executive areas in which they act in Bradesco Organization. No Manager of Bradesco Organization is remunerated for duties that they perform in the referred committees.

                                   ii.        Regarding the last three fiscal years, what is the proportion of each element in the total remuneration

The Managers' compensation is comprised of Fixed Compensation, represented by Monthly Compensations established according to the duration of their term, and Variable Compensation awarded according to the criteria of multiple Monthly Compensations, based on target criteria and performance indicators, up to the limit authorized by the Shareholders' Meeting.

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13. Management Remuneration

We highlight that the proportion/percentage of each element in the total compensation is not established, and it can be changed annually.

Fiscal Year ended in December 31, 2018	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	23.6%	30.5%	45.9%	100.0%
Board of Executive Officers	26.2%	28.0%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2017	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	25.8%	29.4%	44.8%	100.0%
Board of Executive Officers	26.6%	27.6%	45.8%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

Fiscal Year ended in December 31, 2016	Annual Fixed Compensation (1)	Variable Compensation (2)	Post-Employment Benefit (3)	Total
Board of Directors	33.3%	35.5%	31.2%	100.0%
Board of Executive Officers	33.4%	35.5%	31.1%	100.0%
Fiscal Council	100.0%	0.0%	0.0%	100.0%
Audit Committee	100.0%	0.0%	0.0%	100.0%

(1) The proportion/percentage highlighted in the Fixed Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results;

(2) The proportion/percentage highlighted in the Variable Annual Compensation column includes the value of the INSS (social security) recognized in the Company’s results; and

(3) The amounts correspondent to post-employment benefits are related to the Managers’ pension plan.

                                 iii.        methodology for calculating and adjusting each component of the compensation

Board of Directors and Board of Executive Officers

•         Fixed Compensation or Monthly Compensation: monthly fixed compensations established for the period of the Manager’s term.

•         Variable Compensation: amount attributed to the Managers, as performance compensation, in addition to the Fixed Compensation, based on the target criteria and performance indicator. It is important to highlight that the total Variable Compensation will be paid on a date defined by the Board of Directors, and 50% of the net value of the Variable Compensation will be allocated for the purchase of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are filed and unavailable ("Restricted Shares"). The Restricted Shares become available in three (3) equal, annual and successive installments. The first installment will expire one year after the date of the acquisition of shares.

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13. Management Remuneration

•         Overall Amount: includes the total compensation (fixed compensations and variable compensation).

To determine the overall amount for compensation, Bradesco Organization observes the following criteria:

1.       Bradesco Organization’s Remuneration Committee: proposes to the Board of Directors the Overall Amount for compensation (Monthly Compensation and Variable Compensation). The payment of Variable Compensation will observe the target criteria and performance indicators to be established and will be limited to Overall Amount, to be distributed to the Managers.

To define the Overall Amount for compensation (Monthly Compensations and Variable Compensation), the Remuneration Committee shall observe the following aspects:

•          size and result of the company comparing to its competitors;

•          domestic and foreign economic conditions, taking into consideration the past, present and future scenarios;

•          internal and external factors that may affect the Bradesco Organization’s businesses (current and potential risks); and

•          Bradesco Organization’s Overall performance, involving the recurrent income realized and the capacity to produce cash flows.

The Remuneration Committee will use other indicators when deem necessary and suitable. In addition, it will use studies, evaluations, surveys and other materials prepared by the technical areas, such as DEPEC – Department of Research and Economic Studies, DPOC – Department of Planning, Budget and Control, General Accounting and DCIR – Integrated Risk Control Department, besides other areas it deems appropriate.

2.       Board of Directors: the most important management Body of the Bradesco Organization, it must evaluate the Remuneration Committee proposals and resolve on them.

3.       Shareholders’ Meeting: it is incumbent on the Shareholders’ Meeting to approve the Overall Amount for the compensation of the Company.

Once all the steps to determine and approve the Overall Amount for compensation are fulfilled, it is incumbent on the Board of Directors of Bradesco to establish the compensation of each one of the Managers, comprised by Monthly Compensation and, based on the fulfillment of the target criteria and indicators, Variable Compensation.

Audit Committee

The process to calculate and readjust the Audit Committee’s compensation starts in the Remuneration Committee.

The Board of Directors, on its turn, evaluates the recommendations and proposals of this Committee and defines the amount of compensation for each Committee’s member.

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                                 iv.        reasons that justify the composition of compensation

The compensation structure for the Managers of Bradesco, composed of a fixed compensation (monthly fees) and a variable compensation (multiple fixed fees), in line with the guidelines set out in its Management's Compensation Policy, which takes into account the rules issued by CMN Resolution No. 3,921/10, and, in addition, the post-employment benefit in the Supplementary Pension Plan, seek to align the interests of the Managers with the projects and results of Bradesco.

In addition, the composition of compensation and the post-employment benefit are based on the management's alignment with the short, medium and long term results and risks of the Company, as well as them being justified as a means to retain knowledgeable and high quality Managers among the staff members of Bradesco.

                                   v.        existence of non-remunerated members by the issuer and the reason for this fact

Not applicable.

c)     main performance indicators that are taken into consideration in determining each component of compensation

Corporate Assessment Process

The uniformity in the treatment of work areas is one of the keys for the Bradesco Organization’s effectiveness, as a manner to inhibit the individualism, maintaining a good work environment favorable for teamwork.

The Organization maintains a collegiate management culture, in which all relevant decisions, business or administrative ones, are made by committees composed, primarily, by Managers.

Thus, even with the establishment of goals and objectives for all areas, individually, for purposes of compensation, prevails the Overall performance of the Organization, making no segregation of area, if it is considered as area of business or support, technical or relationship.

This overall performance, denominated in the Corporate Rule as Corporate Assessment Process takes into consideration the outcome of performance indicators, as follows:

-    ROAE – Return on Equity – Adjusted;

-    Overall Customer Satisfaction Index;

-    Basel Index – Level 1;

-    Operating Efficiency Ratio (ER);

-    Social and Environmental Dimension of Market Indexes; and

-    Coverage Index.

Individual assessment process

The individual performance of the Managers, as well as their corresponding areas, is accompanied by their respective superiors, according to the formal evaluation process, in compliance with the requirements of CMN Resolution No. 3,921/10.

For the formal assessment process, specific indicators are defined for areas and for individual assessment, according to the Managers’ functions, taking into account the areas for business, controls, and other supporting areas.

For the assessment of areas, at least the following groups of indicators are considered:

a.       main activity actions: are indicators that suggest the goals and objectives of the main activities of the area;

b.       actions focused on operational efficiency: are indicators that measure the operating efficiency, in order to maximize their results with minimum use of resources;

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c.       actions directed to risks management: are corporate indicators that measure exposure to risk and the internal controls, properly monitored by the responsible Area (Integrated Risk Control Department – DCIR);

d.       actions directed to customer service: are indicators that assess the results/levels of satisfaction of internal and/or external customers; and

e.       actions directed to environmental aspects: are indicators that assess the degree of compliance of the objectives of the area to environmental aspects.

For individual assessment, at least the following indicators are considered:

a.       quality of the products/services: aims to evaluate the quality standards of products/services offered/rendered according to the area of the Manager assessed;

b.       commitment to strategy: aims to evaluate if its performance reflected positively with material contributions to the Strategic Planning in the period;

c.       participation in collegiate decisions: aims to evaluate the active participation in meetings and committees, with opinions that contributed to the submitted decisions;

d.       leadership team: evaluates the team management process;

e.       planning: assesses the ability to plan the activities of their area in the medium and long term;

f.         overview: evaluates, mainly, the Managers' vision about future trends to meet the demands of the market; and

g.       applies to the Board of Directors and its respective members, if suitable, the indicators listed above.

The performance assessment of Managers in the areas of internal control and risks management must be based on the achievement of the objectives of their own functions and not specifically in the overall performance of the Organization. The Integrated Risk Control Department – DCIR and the General Inspectorate Department – IGL are considered areas of internal control and risk management in the context of the Bradesco Organization, as well as the related areas of other companies of the Bradesco Organization.

d)     how compensation is structured to reflect the evolution of performance indicators

It is up to the Board of Directors, after completion of all stages of definition and approval of the Overall Amount, to set the value of the compensation for each one of the Managers, in compliance with the following rules:

i.         uniformity of compensation among members of the same hierarchy (office), or differentiation as a result of the time in that position, experience, academic background or other difference that the Board of Directors deems appropriate;

ii.        part of the Overall Amount approved will be distributed in fixed equal monthly installments during the term of office of the Manager, subject to the provisions above, called Monthly Compensation; and

iii.      the remaining part of the Overall Amount may be distributed as Variable Compensation, upon proposal of the Remuneration Committee, which shall comply with established target criteria and performance indicators.

Based on the assessment and proposal of the Remuneration Committee, the Board of Directors shall define the amount of the Variable Compensation that will be paid to Managers, which will correspond to equal multiples of the Monthly Compensation that each Manager is receiving at the date of the resolution for the payment of Variable Compensation.

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e)     how the compensation policy or practice is in line with the issuer’s short-, medium- and long-term interests

One of the guidelines of the Management' Compensation Policy is to ensure that the compensation practice is related to goals that seek the appreciation of the Bradesco Organization and of the individual, not encouraging behaviors that increase the exposure to risk above the levels considered as prudent in the short-, medium- and long-term strategies adopted by the Bradesco Organization.

As a result of this, through the payment of fixed compensation, Bradesco seeks, in the short term, to align its interests with those of its Management.

In order to encourage the alignment of interests in the medium-term, Bradesco can make the payment of a variable compensation to its Management, according to item 13.1.d.iii of the Reference Form, which will be approved once it has been verified that certain indicators have been met.

The payment of the variable compensation will be made upon receipt of fifty per cent (50%) in cash and fifty per cent (50%) destined to the acquisition of PN shares issued by Bradesco or PNB shares issued by BBD Participações S.A. (company that is a member of the control group of Bradesco), which shall be recorded and will be unavailable ("Restricted Shares"), becoming available in three (3) equal, annual and successive installments.

The Restricted Shares held by the Managers are subject to adjustments if there is a significant reduction of the recurrent profit performed by Bradesco, or if the financial result is negative, during the period of deferment.

In addition, Managers are entitled to a Pension Plan that aims to ensure that their performance is in line with the sustainability of the business and the creation of long-term values for the Company. This systematic approach binds the Managers to cautious management in practice and in line with the long-term risks, leading to the increase of the values distributed to the shareholders of the Company.

f)      existence of compensation supported by subsidiaries, controlled or direct or indirect controllers

Not applicable.

g)     existence of any compensation or benefit related to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

Not applicable.

h)     practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and board of executive officers, indicating:

i.                    Those who participate in the process and participate in the decision-making process, identifying how they participate

The governance policy is responsible for ensuring compliance with the Remuneration Policy for the following functions:

•        Remuneration Committee of the Bradesco Organization, (i) analyses the result of the performance assessments in order to propose the payment of the Variable Compensation to be deliberated by the Board of Directors; (ii) proposes to the Board of Directors the Overall Amount of the compensation (Monthly Compensation and Variable Compensation) to be distributed to the Managers of each company of the Organization; and (iii) proposes to the Board of Directors the payment of Variable Compensation to the Management of each company of the Organization.

•        Board of Directors, evaluating the Compensation Committee and deliberating on them.

•        Shareholders' General Meeting / Meeting of Shareholders, approves the Global Amount of the company's concession.

ii.                    criteria and methodology used to determine the individual remuneration, indicating whether studies are used to verify market practices and, if so, the criteria for comparison and the scope of such studies.

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13. Management Remuneration

The guidelines established in the Compensation Policy are in compliance with the laws, rules and regulations that govern the subject, observing the following rules:

•        ensure the establishment of remuneration practice for all Managers of the Organization, which includes the Members of the Board of Directors and Board of Executive Officers, maintaining the uniformity of remuneration among the members of the same hierarchy (position), and there may be differentiation as a result of time in the position, experience, academic formation or other differential that the Board of Directors deems appropriate. The remuneration is distributed in fixed monthly installments;

•        ensure that the practice of compensation is in conformity with the legislation, rules and regulations that govern the matter, and it is the responsibility of the Board of Directors and the relevant Management Bodies to determine the compensation of each of the directors based on: i) the responsibilities of the Managers, considering the different positions they occupy and the functions they perform; (ii) the time devoted to their duties; (iii) the professional competence and reputation, in view of their experience and qualification; and (iv) the value of its services in the market;

•        to promote the alignment between the compensation practices of the Managers and the interests of the Organization, so that the decisions made are the best possible, seeking to create value for its shareholders and investors; and

•        ensure that the practice of compensation is related to objectives that seek the appreciation of the Organization, not encouraging behaviors that increase the exposure to risk above the levels considered prudent in the short, medium and long term strategies adopted.

i.       iii. how often and how the board of directors assesses the adequacy of the issuer's compensation policy.

Annually.

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13. Management Remuneration

13.2 - Total compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Total compensation planned for current fiscal year (2019) - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	8.00	94.00	5.00	107.00
No. of members paid	8.00	94.00	5.00	107.00
Fixed annual compensation	43,585,500.00	160,128,570.00	1,323,000.00	205,037,070.00
Salary or withdrawal	35,580,000.00	130,717,200.00	1,080,000.00	167,377,200.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	8,005,500.00	29,411,370.00	243,000.00	37,659,870.00
Description of other fixed compensation	INSS amount estimated in the INSS of the Company		-	-
Variable compensation	89,082,000.00	339,203,930.00	-	428,285,930.00
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	89,082,000.00	339,203,930.00	-	428,285,930.00
Description of other variable remuneration

Of the total variable remuneration,
R$16,362,000.00 refers to the estimated value of the social security contribution to the INSS.
Of the remaining R$72,720,000.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.

Of the total variable remuneration, R$ 33,412,500.00 refers to the estimated value of the social security contribution to the INSS.
Of the remaining R$ 148,500,000.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.

			-	-
Post-employment	75,554,310.00	287,445,690.00	-	363,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	208,221,810.00	786,778,190.00	1,323,000.00	996,323,000.00

Total compensation planned for fiscal year (2018) - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.67	91.92	5.00	104.59
No. of members paid	6.50	91.92	5.00	103.42
Fixed annual compensation	23,501,625.00	171,393,746.89	1,323,000.00	196,218,371.89
Salary or withdrawal	19,185,000.00	139,913,262.77	1,080,000.00	160,178,262.77
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	4,316,625.00	31,480,484.12	243,000.00	36,040,109.12
Description of other fixed compensation	INSS amount recorded in the Company´s income			-
Variable compensation	30,318,750.00	183,211,016.77	-	213,529,766.77
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	30,318,750.00	183,211,016.77	-	213,529,766.77
Description of other variable remuneration

Of the total variable remuneration,
R$5,568,750.00 refers to the estimated value of the social security contribution to the INSS.
Of the remaining R$24,750,000.00 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.

Of the total variable remuneration, R$ 33,651,003.08 refers to the estimated value of the social security contribution to the INSS.
Of the remaining R$149,560,013.69 of the total variable remuneration, based on the criteria of targets and performance indicators, 50% of the net value will be allocated to the acquisition of PNB shares issued by BBD Participações S.A. (BBD PNB Shares) and/or PN shares issued by Bradesco (PN Shares Bradesco), and will become available in three (3) equal, annual and successive installments, with the first installment being due in the subsequent year of the effective payment date.

			-	-
Post-employment	45,582,750.00	299,417,250.00	-	345,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	99,403,125.00	654,022,013.66	1,323,000.00	754,748,138.66

261– Reference Form – 2019

13. Management Remuneration

Total compensation planned for current fiscal year (2017) - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	7.75	88.00	5.00	100.75
No. of members paid	7.00	88.00	5.00	100.00
Fixed annual compensation	20,561,625.00	179,785,532.50	1,323,000.00	201,670,157.50
Salary or withdrawal	16,785,000.00	146,763,700.00	1,080,000.00	164,628,700.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	3,776,625.00	33,021,832.50	243,000.00	37,041,457.50
Description of other fixed compensation	INSS amount recorded in the Company´s income			-
Variable compensation	23,373,918.75	186,653,923.75	-	210,027,842.50
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	23,373,918.75	186,653,923.75	-	210,027,842.50
Description of other variable remuneration

Of the total variable remuneration, R$ 4,293,168.75 refers to the amount of the social security contribution to the INSS recognized in the Company's income.
Of the remaining R$ 19,080,750.00 of the total variable remuneration, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco PN), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.

Of the total variable remuneration, R$ 34,283,373.75 refers to the amount of the social security contribution to the INSS recognized in the income statement of the Company.
Of the remaining R$ 152,370,550.00 of the total variable remuneration, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco PN), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.

Post-employment	35,604,000.00	309,396,000.00	-	345,000,000.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	79,539,543.75	675,835,456.25	1,323,000.00	756,698,000.00
			-
			-

Total compensation planned for current fiscal year (2016) - Annual Amounts
	Board of Directors	Board of Executive Officers	Fiscal Council	Total
Total no. of members	8.00	86.00	5.00	99.00
No. of members paid	7.00	86.00	5.00	98.00
Fixed annual compensation	20,286,000.00	169,848,945.00	1,323,000.00	191,457,945.00
Salary or withdrawal	16,560,000.00	138,652,200.00	1,080,000.00	156,292,200.00
Direct and indirect benefits	-	-	-	-
Committee membership	-	-	-	-
Other	3,726,000.00	31,196,745.00	243,000.00	35,165,745.00
Description of other fixed compensation	INSS amount recorded in the Company´s income			-
Variable compensation	21,587,685.00	180,277,370.00	-	201,865,055.00
Bonus	-	-	-	-
Profit sharing	-	-	-	-
Attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	21,587,685.00	180,277,370.00	-	201,865,055.00
Description of other variable remuneration

Of the total variable remuneration, R$ 3,965,085.00 refers to the amount of the social security contribution to the INSS recognized in the Company's income.
Of the remaining R$ 17,622,600.00 of the total variable remuneration, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco PN), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.

Of the total variable remuneration, R$ 33,112,170.00 refers to the amount of the social security contribution to the INSS recognized in the income statement of the Company.
Of the remaining R$ 147,165,200.00 of the total variable remuneration, 50% of the net value was allocated to the acquisition of PNB shares issued by BBD Participações SA (BBD PNB Shares) and / or PN shares issued by Bradesco PN), which were recorded and unavailable ("Restricted Shares"), becoming available in 3 (three) equal, annual and successive installments, with the first installment being due in the year subsequent to the effective payment date.

Post-employment	18,975,000.00	158,390,500.00	-	177,365,500.00
Leaving position	-	-	-	-
Stock based	-	-	-	-
Note	The corresponding values of the post-employment benefits refer to the Pension Plan of the Managers mentioned in item 13.10.		-	-
Compensation Total	60,848,685.00	508,516,815.00	1,323,000.00	570,688,500.00

262– Reference Form – 2019

13. Management Remuneration

13.3 - Variable compensation of the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

a)   body (see table in “d.ii” below)

b)   number of members (see table in “d.ii” below)

c)   number of remunerated members (see table in “d.ii” below)

d)   in relation to bonus:

                     i.            minimum amount predicted in the compensation plan

Bradesco does not establish minimum amount in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

               ii.            maximum amount predicted in the compensation plan

Maximum amount set in the compensation plan for the current fiscal year:

Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	8	94	5	107
Number of remunerated members	8	94	5	107
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	89,082,000.00	339,203,930.00	-	428,285,930.00
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-

             iii.            amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish compensation amount automatically associated with the achievement of goals for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

So, even with the establishment of goals and objectives for all areas, individually, for compensation purposes, prevails the Overall performance of the Bradesco Organization, irrespective of the area, whether it is considered support or business, technical or relationship area.

263– Reference Form – 2019

13. Management Remuneration

              iv.            Amount effectively recognized in the results of the last three fiscal years

Total compensation of the fiscal year 2018 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.67	91.92	5	104.59
Number of remunerated members	6.5	91.92	5	103.42
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	30,318,750.00	183,211,016.77	-	213,529,766.77
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

Total compensation of the fiscal year 2017 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	7.75	88	5	100.75
Number of remunerated members	7	88	5	100
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	23,373,918.75	186,653,923.75	-	210,027,842.50
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

264– Reference Form – 2019

13. Management Remuneration

Total compensation of the fiscal year 2016 – annual amount
Body	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Total number of members	8	86	5	99
Number of remunerated members	7	86	5	98
Bonus	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount effectively recognized in the results	21,587,685.00	180,277,370.00	-	201,865,055.00
Participation in the results	-	-	-	-
Minimum amount predicted in the compensation plan	-	-	-	-
Maximum amount predicted in the compensation plan	-	-	-	-
Amount predicted in the compensation plan, in case the goals established were achieved.	-	-	-	-
Amount effectively recognized in the results	-	-	-	-

e)       in relation to the participation in the result:

i.             minimum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

ii.           maximum amount predicted in the compensation plan

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iii.         amount predicted in the compensation plan, in case the goals established were achieved

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

iv.          amount effectively recognized in the result of the last three fiscal years

Bradesco does not establish any amount corresponding to the participation in the result in the compensation plan for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

265– Reference Form – 2019

13. Management Remuneration

13.4 - Compensation plan based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan of share-based compensation for the Board of Directors and Statutory Board of Executive Officers.

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco Preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.5 -   Compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Pursuant to Resolution No. 3,921/10, the payment of Variable Compensation, due to the corporate assessment process and upon achievement of performance goals, 50% of the net amount paid by the Manager will be allocated for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which will be recorded and unavailable (“Restricted Shares”). The Restricted Shares will become available in three (3) equal, annual and successive installments, expiring the first installment one year after the date of the acquisition of shares.

13.6 -   Information on options (open) held by the Board of Directors and Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.7 -   Options exercised and shares delivered related to compensation based on shares of the Board of Directors and of the Statutory Board of Executive Officers

Bradesco has no plan based on shares option for the Board of Directors and Statutory Board of Executive Officers.

13.8 -   Information necessary for understanding the data disclosed in items 13.5 to 13.7 – Method of pricing the value of shares and options

Bradesco has no plan based on shares (including stock option) for the Board of Directors and Statutory Board of Executive Officers.

The payment of Variable Compensation of the Management is accounted for in Personal expenses with collection of social security contributions (INSS) and recognized in the year. Of the total net amount (after legal discount) credited to the current account of the manager, it is charged 50% for the acquisition of PNB shares issued by BBD Participações S.A. (PNB BBD Shares) and/or preferred shares issued by Bradesco (Bradesco preferred shares), which are recorded on his behalf and unavailable for trading, being released 1/3 every year in subsequent years.

13.9 -   Number of shares, quotas and other securities convertible into shares held by managers and members of the Fiscal Council – by body

266– Reference Form – 2019

13. Management Remuneration

Body	BRADESCO		CIDADE DE DEUS	BBD PARTICIPAÇÕES			BRADESPAR
	Common	Preferred	Common	Common	Preferred	PNB	Common	Preferred
Board of Directors	18,362,731	33,782,172	347,369,902	50,151,457	1,193,036	1,083,956	269,440	915,896
Board of Executive Officers	54,719	2,091,162	5	33,612,055	12,768,066	3,498,542	-	671
Fiscal Council	2,794	104,786	-	-	-	-	3,276	37,784

13.10 - Information on private pension plans granted to the members of the Board of Directors and of the Statutory Board of Executive Officers

a)       Body

See table 13.10

b)       number of members

See table 13.10

c)       number of remunerated members

See table 13.10

d)       name of the Plan

Bradesco Organization’s Pension Plan

e)       number of managers that meet the conditions to retire

See table 13.10

f)        conditions for early retirement

In case the participant is older than 55 when they withdraw from the Bradesco Organization, if they retire by the INSS (Social Security), and have contributed to the Plan for at least 10 years, they may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

g)       updated value of accumulated contributions in the pension plan until the end of last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

h)       total value of accumulated contributions during the last fiscal year, deducting the portion related to contributions directly made by the managers

See table 13.10

i)        if there is the possibility of early redemption and the conditions for that

There is the possibility of early redemption after grace period of a full calendar year, counted from the first working day of the month of January of the year following the contribution, in compliance with the rules governing the subject.

267– Reference Form – 2019

13. Management Remuneration

Table 13.10

Body (Item “a”)	Total number of members (Items “b and c”)				Item “e”	Item “g”	Item “h”
	Total number of members	Number of remunerated members	Retired	Active		R$	R$
Board of Directors	7.67	6.5	5	1	-	111,939,718.44	45,582,750.00
Statutory Board of Executive Officers	91.92	91.92	7	83	-	557,330,086.68	299,417,250.00
Total	99.59	98.42	12	84	-	669,269,805.12	345,000,000.00

13.11 - Highest, lowest and the average individual compensation for the Board of Directors, Statutory Board of Executive Officers and Fiscal Council

Body	Board of Directors			Statutory Board of Executive Officers			Fiscal Council
	31/12/2018	31/12/2017	31/12/2016	31/12/2018	31/12/2017	31/12/2016	31/12/2018	31/12/2017	31/12/2016
Total nº of members	7.67	7.75	8	91.92	88	86	5	5	5
Nº of members paid	6.5	7	7	91.92	88	86	5	5	5
Highest compensation value (Reais)	27,684,000.00	18,960,000.00	20,160,000.00	21,948,390.00	17,775,000.00	18,900,000.00	264,600.00	264,600.00	264,600.00
Lowest compensation value (Reais)	4,325,625.00	3,975,000.00	3,150,000.00	3,436,270.00	1,234,800.00	1,234,800.00	264,600.00	264,600.00	264,600.00
Average compensation value (Reais))	15,292,788.46	11,362,791.96	8,692,669.29	7,115,121.99	7,679,948.37	5,912,986.22	264,600.00	264,600.00	264,600.00
Observation

Board of Directors
31/12/2018	The above amounts include social security contributions to the INSS.
31/12/2017	The above amounts include social security contributions to the INSS.
31/12/2016	The above amounts include social security contributions to the INSS.
Board of Executive Officers
31/12/2018	The above amounts include social security contributions to the INSS.
31/12/2017	The above amounts include social security contributions to the INSS.
31/12/2016	The above amounts include social security contributions to the INSS.
Fiscal Council
31/12/2018	The above amounts include social security contributions to the INSS.
31/12/2017	The above amounts include social security contributions to the INSS.
31/12/2016	The above amounts include social security contributions to the INSS.

13.12 - Compensation or indemnity mechanisms for managers in case of removal from office or retirement

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.13 - Percentage in total compensation held by Management and members of the Fiscal Council that are related parties to the controlling companies

Body	2018	2017	2016
Board of Directors	100.0%	100.0%	100.0%
Statutory Board of Executive Officers	87.8%	81.4%	77.4%
Fiscal Council	0.0%	0.0%	0.0%

268– Reference Form – 2019

13. Management Remuneration

13.14 - Compensation of managers and Fiscal Council’s members, grouped by body, received for any reason other than the position they occupy

Bradesco does not pay this type of compensation to the Board of Directors, Statutory Board of Executive Officers and Fiscal Council.

13.15 - Compensation of managers and Fiscal Council’s members recognized in the income of the controlling shareholders, direct or indirect, of companies under common control and of the issuer’s subsidiaries

Fiscal Year 2018 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	36,217,125.00	-	-	36,217,125.00
Companies under common control	-	-	-	-

Fiscal Year 2017 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	71,798,096.78	-	-	71,798,096.78
Companies under common control	-	-	-	-

Fiscal Year 2016 – amounts received that were recognized in the results of subsidiaries according to the exercise of the Office in these companies.

R$	Board of Directors	Statutory Board of Executive Officers	Fiscal Council	Total
Direct and indirect controllers	-	-	-	-
Issuer’s subsidiaries	55,295,291.90	-	-	55,295,291.90
Companies under common control	-	-	-	-

269– Reference Form – 2019

13. Management Remuneration

13.16 - Other relevant information

a) Increase in the remuneration of managers

At the Shareholders' Meeting held on March 10, 2017, the increase in the amount of compensation (fixed and variable) of thirty-six percent (36%) was approved, and to fund the pension plan for managers.

The proposed increase in the remuneration of managers, both fixed and variable, was submitted to and approved by shareholders with the purpose of recovering the effects of accumulated inflation between 2011 and 2016.

Since 2011, the remuneration of managers had not changed, although in the period from March 2011 to December 2016 accumulated inflation calculated by the INPC (National Consumer Price Index) was 47.6%.

That is, the Company's shareholders approved a 36% increase in the overall amount of fixed and variable compensation and the pension plan, in a percentage lower than the amount of inflation calculated since the last change in management compensation.

For 2018, there was no increase in the proposed remuneration.

b) Total remuneration – inclusion of social security contributions to INSS

Until then, the Company did not consider the amounts of social security contributions to the INSS in the total remuneration approved at the Annual Shareholder’s Meeting, which will henceforth proceed to do so, in accordance with the understanding of the Superintendence of Business Relations of the Securities - CVM, pursuant to the provisions of Report No. 238/2018-CVM / SEP / GEA-1.

270– Reference Form – 2019

14. Human Resources

14. Human Resources

14.1 - Description of human resources

a)     Number of employees (total, grouped by the performed activity and by geographic location)

Number of

	2018	2017	2016
In Brazil	98,287	98,515	108,525
North	3,666	3,630	3,721
Northeast	13,264	12,831	13,097
Midwest	5,218	5,304	5,500
Southeast	62,994	63,125	69,453
South	13,145	13,625	16,754
Overseas	318	293	268
Total	98,605	98,808	108,793

	2018	2017	2016
Executive Superintendence	178	167	168
Management	14,777	15,218	16,196
Supervisors / Technicians	54,741	50,785	56,161
Operational	28,909	32,638	36,268
Total	98,605	98,808	108,793

271– Reference Form – 2019

14. Human Resources

b)     Number of outsourced employees (total, grouped by the performed activity and by geographic location)

Number of
Activity	2018	2017	2016
Surveillance	11,560	11,888	12,754
Other Activities	1,410	1,609	2,154
Total	12,970	13,497	14,908
	Number of
Federation Unit	2018	2017	2016
Acre	22	19	31
Alagoas	105	104	116
Amazonas	218	219	239
Amapá	23	23	25
Bahia	764	763	843
Ceará	308	309	360
Distrito Federal	158	165	188
Espírito Santo	139	137	189
Goiás	354	364	407
Maranhão	265	264	301
Mato Grosso	201	198	242
Mato Grosso do Sul	188	197	244
Minas Gerais	1,145	1,178	1,417
Pará	289	261	319
Paraíba	115	87	101
Paraná	870	1,241	1,161
Pernambuco	352	329	346
Piauí	66	66	71
Rio de Janeiro	1,447	1,476	1,627
Rio Grande do Norte	103	100	104
Rio Grande do Sul	561	585	747
Rondônia	89	89	112
Roraima	13	12	16
Santa Catarina	380	410	521
São Paulo	4,682	4,788	5,044
Sergipe	53	54	65
Tocantins	60	59	72
Total	12,970	13,497	14,908

272– Reference Form – 2019

14. Human Resources

c)     turnover rate

	2018	2017	2016
Turnover rate *	8.0%	15.5%	7.9%

*(Total layoffs/Average Headcount) x 100

Average Headcount = (initial + Final Headcount)/2

It should be noted that in 2018, the turnover rate of 8.0% was impacted by the Special Voluntary Retirement Plan - PDVE.

14.2 - Relevant changes - Human resources

In July 2017, envisaging the adaptation of the framework and for greater synergy gains, the Bank launched the Special Voluntary Dismissal Program - PDVE, in which the employees who met the requirements of the regulation might present, until the end of August, their interest in the program. The implementation of the Program, which at the end accounted for the voluntary dismissal of 7.4 thousand people, was conducted in order to preserve the high standard of quality of customer care and services provided to clients and users.

As of July 2016, 21,221 employees, coming from acquisition of HSBC Brasil, became part of the Organization's staff.

14.3 - Description of employee remuneration policy

a)     salary and variable remuneration policy

Bradesco is an Organization that adopts the internal career system, where admission preferably occurs at the base of the structure and in early career positions, giving priority to the recognition of the potential of its employees. Recruitment and selection has a strategic feature with great responsibility in the hiring, because the professional suitability to the Organization is vital to the dynamics of career and succession. Bradesco prioritizes the recognition of potential from the moment that employees join the Organization, with a focus on choice and selection, through the skills that are presented via selective processes that are designed for its needs.

Remuneration practices for employees of the Organization are intended to recognize the services that are provided by these professionals. They encourage them in the search for solutions, which are aimed at customer satisfaction and the expansion of the business.

The remuneration comprises of a monthly salary, which aims to return the contribution of each employee's performance, and of any payment that aims to recognize the contribution of each individual in the achievement of the Organization’s results and performance.

Also, there is payment of Bonuses/Profit Sharing in accordance with the assessments of the organizational results achieved.

The Result-Based Evaluation Programs, when applied, are geared towards the recognition of additional efforts in the search results and are based on quantitative and qualitative criteria, for achieving financial or non-financial goals at different levels: Global, Area, and Individual. These are programs that are characterized by aligned and competitive market valuations for attaining and exceeding the goals of sustainable results.

In the organizational structure, there is a specific Committee that is designated to address remuneration issues, which has a permanent character and aims to propose remuneration policies and guidelines of the Organization to the Board of Directors, based on organizational performance targets established by the Board.

273– Reference Form – 2019

14. Human Resources

Remuneration practices adopted by the Organization align with the interests of the company, through the constant maintenance of the policies and guidelines that are made by the Remuneration Committee, which, in its analyses, has the consideration of the shareholder return as its primary item.

b)     benefits policy

The granting of benefits is based on the Organization’s Human Resources Management Policy.

Conveying security and confidence to developers, this management strategy is built on the premise that a good working environment, based on respect, empathy, trust and security for employees and their families, has repercussions on the quality of services provided. As a result of this, a package of benefits, far beyond the legal provisions, was structured, which aims to provide employees and their dependents with comfort and safety in the supply of their basic needs, professional development and special credit conditions for the purchase of consumer goods and real estate. The benefits presented below include all employees, regardless of their working hours (full-time or part-time):

  Health insurance is free for all employees and their dependents and covers medical consultations, emergency and elective surgeries (including all types of transplants), obstetric services, myopia and hyperopia refractive surgery, hospital admissions (without an admission time limit, including ICU), outpatient unit, examinations, therapy, psychiatry, ambulance service, family planning and AIDS treatment (including the reimbursement of expenses for prescription AIDS drugs). It also includes non-traditional treatments, such as dialysis, acupuncture, homeopathy, GPR, heart valve, physiotherapy, nutrition, psychotherapy and speech therapy.
  Free dental insurance for all employees and their dependents that includes preventative, surgical, restorative, pediatric dentistry, endodontic, periodontal and prosthetic treatment. Implants are offered at lower-than-market costs through agreements;
  Supplementary retirement plan with participation in the proportion of 5.0% of base salary for Bradesco and 4.0% for the employee;
  Group Life Insurance, Personal Accident Insurance, and Funeral Assistance paid by the employee, with differentiated costs and coverage. A retiree, that is no longer a staff member, is given the option to remain in the Group of insured persons;
  Daily distribution of snacks, free of charge. In the year of 2018 R$55.2 million were invested in the distribution of 27 million snacks;
  Credit lines with subsidized rates;
  Bradesco offers its employees and their families a portfolio of social loans to assist with emergency situations and expenses not covered by their health plan, which directly impact daily life;
  Viva Bem (Live Well) Quality of Life, Health, and Welfare Program; Viva Bem (Live Well), Together for Healthy Pregnancy; Physical Activities Program; Periodic PCMSO Exams, PPRA, Ergonomic Report, CIPA, Control of Working Hours;
  LIG Viva Bem (Hotline), an orientation and counseling service, provided through and independent company, available 24 hours a day, 7 days a week to employees and their dependents. The support is provided by specialized professionals to assist in problem solving, whether they are personal, family, financial, legal, social, emotional, or nutritional. Calls are free and confidential;
  Pharmacy discount, where Bradesco Saúde provides discounts up to 85% on more than 2,400 medicines, in about 11 thousand pharmacies throughout Brazil, for employees and dependents;
  Flu vaccine available to all employees, free of charge, and special prices for dependents;
  Health and dental plans, as well as daycare allowance – Nanny without age limit for employees' children with disabilities; and
  ShopFácil employee: a unique online shopping channel, through the website Bradesco, where Bradesco directly negotiates discounts with the suppliers of several products. Employees also receive special offers by email.

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14. Human Resources

c)     characteristics of stock-based remuneration plans for non-manager employees, identifying that:

The Organization does not practice stock-based remuneration to employees.

14.4 - Description of the relationship between the issuer and unions

With regard to the relationship with the unions, we recognize the right of all employees to freedom of association and the right to be represented by their respective union category. Employees receive information on trade union membership and may participate in collective negotiations through assemblies and trade union meetings, without any restriction or discrimination.

The information about trade union activities is disseminated via billboards, the trade union newspaper available in our Ordinances and other internal communication vehicles. The conducting of the union’s annual campaign of unionization is facilitated, and we even provide a list of non-unionized staff. We have a structure of trade union relations and, dedicated to this, we have a permanent channel of dialog and interaction with the representatives of the trade union movement, nationwide, holding events, resolving doubts and enabling a relationship characterized by ease of access, agility and pro-activity between the parties.

We respect and fulfill the signed agreements and work agreements, which are negotiated between representatives of the Organization and the employees. All of the employees have freedom of association, trade union representation and are covered by collective agreements.

14.5 - Other relevant information

There is no other information deemed relevant at this time.

275– Reference Form – 2019

15. Control and economic group

15. Control and economic group

15.1 / 15.2 - Equity Position

Banco Bradesco
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	03/04/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,837,129,968	45.5600%	970,801	0.020000%	1,838,100,769	22.790000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	03/04/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
687,056,074	17.0400%	0	0.000000%	687,056,074	8.520000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
NCF Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.233.319/0001-18	Brazilian - SP	No	Yes	03/04/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
339,512,264	8.4200%	89,988,708	2.230000%	429,500,972	5.330000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,161,573,799	28.8200%	3,916,065,553	97.130000%	5,077,639,352	62.970000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
TREASURY SHARES - Date of the latest amendment: 4/3/2019
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
6,642,963	0.1600%	24,889,584	0.620000%	31,532,547	0.390000%
Total
4,031,915,068	100.000000%	4,031,914,646	100.000000%	8,063,829,714	100.000000%

276– Reference Form – 2019

15. Control and economic group

Cidade de Deus Cia Cial Participações
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Cidade de Deus Cia Cial Participações				61.529.343/0001-32
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	26/03/2018	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
2,776,765,252	35.4100%	0	0.000000%	2,776,765,252	35.410000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Nova Cidade de Deus Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	19/04/2018	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
3,755,570,498	47.8900000%	0	0.000000%	3,755,570,498	47.8900000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,309,623,774	16.7000000%	0	0.000000%	1,309,623,774	16.7000000%
Total
7,841,959,524	100.000000%	0	0.000000%	7,841,959,524	100.000000%

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15. Control and economic group

NCF Participações S.A.
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
NCF Participações S.A.				04.233.319/0001-18
Shareholder
Cidade de Deus Cia Cial Participações
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
61.529.343/0001-32	Brazilian - SP	No	Yes	08/03/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
875,232,678	74.7200%	0	0.000000%	875,232,678	39.5100%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	08/03/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
294,340,091	25.1300%	1,043,932,143	100.000000%	1,338,272,234	60.4100%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Nova Cidade de Deus Participações S.A.
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
04.866.462/0001-47	Brazilian - SP	No	Yes	08/03/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1,752,357	0.1500%	0	0.000000%	1,752,357	0.0800%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
1,171,325,126	100.000000%	1,043,932,143	100.000000%	2,215,257,269	100.000000%

Fundação Bradesco
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Fundação Bradesco				60.701.521/0001-06
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	100.0000%	0	0.000000%	1	100.0000%
Total
1	100.000000%	0	0.000000%	1	100.000000%

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15. Control and economic group

Nova Cidade de Deus Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
Nova Cidade de Deus Participações S.A				04.866.462/0001-47
Shareholder
BBD Participações S.A
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
07.838.611/0001-52	Brazilian - SP	No	Yes	08/03/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
176,679,963	53.7000%	0	0.000000%	176,679,963	26.070000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	08/03/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
152,343,061	46.3000%	348,644,755	100.000000%	500,987,816	73.930000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
329,023,024	100.000000%	348,644,755	100.000000%	677,667,779	100.000000%

BBD Participações S.A
Controlling Company/Investor				CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Capital Stock Composition
BBD Participações S.A				07.838.611/0001-52
Shareholder
Treasury shares
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
				03/04/2019
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
57,870,816	36.7100000%	21,580,974	14.250000%	79,451,790	25.7100000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
NCD Participações Ltda
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
48.594.139/0001-37	Brazilian - SP	No	No	02/01/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
0	0.0000000%	74,784,306	49.380000%	74,784,306	24.2000000%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
99,759,961	63.2900000%	55,080,853	36.370000%	154,840,814	50.0900000%
Total
157,630,777	100.000000%	151,446,133	100.000000%	309,076,910	100.000000%

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15. Control and economic group

NCD Participações Ltda
Controlling Company/Investor		CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder			Capital Stock Composition
NCD Participações Ltda				48.594.139/0001-37
Shareholder
Fundação Bradesco
CPF/CNPJ [Individual Person/Corporate Taxpayer's Registry] Shareholder	Nationality - State	Participates in a shareholders' agreement	Controlling shareholder	Last alteration	Shareholder who lives abroad
60.701.521/0001-06	Brazilian - SP	No	Yes	08/03/2019	No
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
773,303,109	0.0000%	0	0.0000%	709,803,109	99.9999%
Shareholder
Other
Number of common shares (units)	Common Shares %	Number of preferred shares (units)	Preferred Shares %	Total number of shares (units)	Total shares %
1	0.0000%	0	0.0000%	1	0.0001%
Breakdown by classes of shares (units)
Share Class	Number of shares (units)	Shares %
Total	0	0.00%
Total
773,303,110	100.00%	0	0.000000%	773,303,110	100.000000%

15.3 - Capital Distribution

Date of last meeting/Date of the last alteration	03/04/2019
Number of Individual shareholders (units)	341,031
Number of Corporate shareholders (units)	35,452
Number of Institutional investors (units)	1,149

Outstanding shares

Outstanding shares corresponding to all of the issuer’s shares, except for those that were held by the controlling shareholder, of persons related to them, managers of the issuer and the shares that were held in treasury.

Number of Common Shares (units)	1,139,475,740	28.261402%
Number of Preferred Shares (units)	3,873,597,664	96.073404%
Total	5,013,073,404	62.1674%

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15. Control and economic group

15.4 - Organization chart of shareholders and economic group

The following chart shows our stock ownership structure in April 2019:

BBD (MANAGEMENT/ EMPLOYEES)
53.70% ON
26.07% Total
NOVA CIDADE DE DEUS
46.30% ON
100.00% PN
73.93% Total
FUNDAÇÃO BRADESCO
47.89% ON
47.89% Total
AGUIAR FAMILY
16.70% ON
16.70% Total
CIDADE DE DEUS
35.41% ON
35.41% Total
45.56% ON
0.02% PN
22.79% Total
MARKET
74.72% ON
39.51% Total
NCF
25.13% ON
100.00% PN
60.41% Total
0.15% ON
0.08% Total
28.98% ON
97.75% PN
63.36% Total
8.42% ON
2.23% PN
5.33% Total
BANCO BRADESCO
17.04% ON
8.52% Total

Note: Holdings were calculated based on total capital, including shares in treasury.

a)      Direct and indirect controllers

In April 2019, our share capital consisted of 4,031,915,068 common shares (of which 6,642,963 in treasury) and 4,031,914,646 preferred shares (of which 24,889,584 in treasury), with no par value.

For a better visualization of companies that integrate the Economic Group, check the organizational chart, which is represented above.

Cidade de Deus Companhia Comercial de Participações S.A.

The Cidade de Deus Companhia Comercial de Participações S.A. (“Cidade de Deus”) is a holding company, that holds 45.56% of voting capital and 22.79% of the total capital of Bradesco, and it also administers, purchases and sells securities and other assets on its own account. Its shareholders are: Nova Cidade de Deus, with 47.89% of its common and total shares; Fundação Bradesco, with 35.41% of its common and total shares; and the Aguiar Family, with 16.70% of its common and total shares, as of April 2019. The company's capital stock is made up of common, nominative book-entry shares, with no par value.

Nova Cidade de Deus Participações S.A.

The Nova Cidade de Deus Participações S.A. (“Nova Cidade de Deus”) is a holding company, that holds investments in other companies, particularly those that, directly or indirectly, own our voting capital. In April 2019, the company owned, through its participation in Cidade de Deus and NCF Participações S.A. (“NCF”), 23.42% of common shares and 11.93% of the total shares of Bradesco.

The capital stock of Nova Cidade de Deus is divided in class A common shares and class B preferred shares. Ownership of the class B common shares is limited to:

•       members of our Board of Executive Officers;

•       members of our Board of Directors, who have become directors of Banco Bradesco or of your subsidiaries; and

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15. Control and economic group

•       commercial or civil associations in which the majority of the voting interest is owned by the individuals above.

Ownership of Nova Cidade de Deus Class A common shares is limited to the persons entitled to own Class B common shares and any civil associations and private foundations managed by them or their appointed representatives. Only the Class A and Class B common shareholders in Nova Cidade de Deus have voting rights.

Fundação Bradesco

Fundação Bradesco is an institution whose main social objective is to foster social inclusion through education and work as a multiplier of best teaching-learning practices among the Brazilian population that is socio-economically disfavored and that holds, directly and indirectly, through its participation in Cidade de Deus, Nova Cidade de Deus and NCF, 58.23% of common shares, 2.02% of preferred shares and 30.13% of the total shares of Bradesco. Under the terms of Fundação Bradesco's bylaws, its Managing Board, the highest deliberative body, is composed of our Directors, members of the Board of Executive Officers and department officers, as well as all Directors and Department Officers of Cidade de Deus, without right to compensation.

BBD Participações S.A.

BBD Participações S.A. (“BBD”), indirectly owned 6.11% of our common shares and 3.11% of our total shares in April 2019, through its participation in Nova Cidade de Deus. BBD is a holding company that was organized to hold interests in our capital and in the capital of our indirect and direct shareholders. In 1999, BBD acquired from several shareholders an indirect interest of 5.51% of our voting capital. Only members of the Board of Directors or the Statutory Board of Executive Officers and qualified employees of Banco Bradesco, or Bradespar, or our subsidiaries and national non-profit legal entities or national companies controlled by them, which have as managers exclusively employees and/or managers of the Organization, may own shares in BBD. However, only the members of the Board of Directors and the Statutory Board of Executive Officers may own voting shares. Most of our board members and executive officers own shares in BBD.

NCF Participações S.A.

NCF is a holding company controlled by Cidade de Deus and by Fundação Bradesco. As of April 2019, NCF directly held 8.42% of common shares and 5.33% of the total shares of Bradesco.

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15. Control and economic group

b)     Related parties and subsidiaries

Main Companies, with direct and indirect participation, included in the consolidated financial statements:

	Activity	Shareholding interest
		2018	2017	2016
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	100.00%	99.99%	99.99%
Banco Bradescard S.A.	Cards	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.(2)	Investment bank	99.96%	99.85%	99.81%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (3)	Exchange Broker	99.97%	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (4) (5)	Banking	100.00%	99.99%	99.99%
Banco Bradesco Europa S.A. (5)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (5) (6)	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. New York Branch (5)	Banking	100.00%	100.00%	100.00%
Bradesco Securities, Inc. (5)	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK. Limited (5)	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (5)	Brokerage	100.00%	100.00%	100.00%
Cidade Capital Markets Ltd (5)	Banking	100.00%	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (7)	Cards	100.00%	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Bradesco Seguros S.A. (8)	Insurance	99.96%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%	100.00%
Kirton Capitalização S.A. (9)	Capitalization bonds	-	100.00%	99.97%
Kirton Seguros S.A. (9)	Insurance	-	98.54%	98.08%
Kirton Vida e Previdência S.A. (9)	Pension plan/Insurance	-	100.00%	100.00%
Odontoprev S.A. (10)	Dental care	50.01%	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (5) (10)	Insurance	99.98%	99.98%	99.98%

283– Reference Form – 2019

15. Control and economic group

	Activity	Shareholding interest
		2018	2017
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda. (11)	Holding	-	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
União Participações Ltda. (12)	Holding	-	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (5)	Services	100.00%	100.00%	100.00%

(1) In December 2018 there was acquisition of shares held by a minority shareholder; (2) In May 2018, there was acquisition of shares held by minority shareholders by Banco Bradesco S.A.; (3) In November 2018, there was a change in the corporate name of Bradesco-Kirton Corretora de Títulos e Valores Mobiliários S.A. to Bradesco-Kirton Corretora de Câmbio S.A.; (4) Change in the percentage of participation, by assignment of quotas and change of corporate name to unilateral company; (5)The functional currency of these companies abroad is the Real; (6) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas; (7) The functional currency of this company is the Mexican Peso; (8) Reduction in participation due to the merger of Kirton Seguros S.A. through the exchange of minority shares; (9) Companies merged in June, 2018, by their respective counterparts (Bradesco Seguros S.A., Bradesco Capitalização S.A. and Bradesco Vida e Previdência S.A.); (10) Accounting information used with date lag of up to 60 days; (11) Company merged in October 2018 by the company Nova Paiol Participações Ltda.; and (12) Company merged in November 2018 by the company Nova Paiol Participações Ltda.

c)     Issuer's holdings in the group of companies

Banco Bradesco holdings in the group of companies are listed in item 15.4.“b.”

d)     Holdings of the group of companies in the issuer

There are no interests in companies of the Economic Group, in Bradesco, that are not the direct and indirect controllers.

e)     Companies under common control

Banco Bradesco S.A. has the same groups of controlling shareholders as Bradespar S.A.

15.5 - Shareholders' agreement filed at the headquarters of the issuer or of which the controlling shareholder is a part of

There is no Shareholders' Agreement filed at the headquarters of the issuer, or of which the controlling shareholders are a part, regulating the exercise of voting rights or the transferring of shares that have been issued by the issuer.

15.6 - Relevant changes in the shareholdings of members of the control group and the issuer's managers

In the fiscal years of 2018, 2017 and 2016, there were no relevant changes in the shareholdings of members of the control group and the issuer's managers.

284– Reference Form – 2019

15. Control and economic group

15.7 - Main corporate transactions

2018:

a)     Event

Bradesco and Grupo Fidelity (Fidelity National Information Services, Inc.; Fidelity Information Services, LLC; Fidelity Participações e Serviços Ltda.) have rescinded their joint venture in Fidelity Processadora S.A. ("Processing Company"), a Brazilian company provider of credit card processing, of which Bradesco has an indirect stake of 49% in the share capital.

Date: December 31, 2018

b)     Main conditions of the deal

Details of the transaction: Once the operation is concluded, Bradesco will remain as the sole shareholder of the Processing Company, whose shareholders’ equity will be composed exclusively by the assets and liabilities relating to the provision of services to Bradesco Organization. The remaining assets and liabilities relating to the provision of services to third parties will be transferred to a new company, which will be 100% controlled by the Fidelity Group.

Bradesco and Fidelity Group will maintain their association in Fidelity Serviços S.A., a company that provides call center, collection, fraud prevention, and support services and other related services.

Pending approval by regulators: There is nothing pending approval by regulatory agencies.

Effects of the decision on the transaction: For Bradesco, the operation has as objective the reduction of processing costs, envisaging the efficiency of the business of credit cards.

c)     Companies involved: Fidelity National Information Services, Inc; Fidelity Information Services, LLC; Fidelity Participações e Serviços Ltda.; and Fidelity Processadora S.A.

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

_____________________________________________________________________

a)     Event

Bradesco, through its subsidiary Alvorada Serviços e Negócios Ltda., firmed a partnership with RCB Investimentos ("RCB"), one of the leading companies in the market of credit management and recovery in Brazil, and with its controller PRA Group Brazil Investimentos e Participações, a company of the PRA Group Inc. ("PRA Group"), global leader in the acquisition and management of non-performed credits.

Date: October 2, 2018

b)     Main conditions of the deal

Details of the transaction: Bradesco will detain 65% of the shares issued by RCB, in which the founding individuals will remain as partners and remain ahead of the management of RCB alongside Bradesco.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: For Bradesco, the partnership will enable more efficiency in its process of credit recovery, as well as participate more actively in the market of acquisition and credit recovery.

285– Reference Form – 2019

15. Control and economic group

c)     Companies involved: Alvorada Serviços e Negócios Ltda.; PRA Group; RCB Investimentos S.A.; RCB Portfolios Ltda.; and Itapeva Recuperação de Créditos Ltda.

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

2017:

a)     Event

Bradesco, together with Banco do Brasil ("BB"), Banco Santander (Brasil) S.A. ("Santander"), Caixa Econômica Federal ("CEF") and Itaú Unibanco S.A. ("Itaú Unibanco"), together known as "Parties" signed the final documents for the constitution of a credit bureau, called Gestora de Inteligência de Crédito S.A. (a Credit Intelligence Holding - "Company").

Date: June 14, 2017

b)     Main conditions of the deal

Details of the transaction: The Company has the objective of creating and maintaining a database with information and statements of individuals and legal entities. The control of the Company will be shared between the Parties, each of which will have 20% of its share capital.

The creation of the Company will make it possible, through a deeper knowledge of the profile of individuals and legal entities, to improve the processes for granting, pricing and directing credit lines carried out by entities participating in the National Financial System.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: For Bradesco, the constitution of the Company represented an important step for the strengthening of its position in the National Financial System, since it allows the improvement of the tools for credit concession, allowing its expansion.

c)     Companies involved: Bradesco, BB, Santander, CEF and Itaú Unibanco.

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

286– Reference Form – 2019

15. Control and economic group

______________________________________________________________________________________

a)     Event

Bradesco S.A. ("Bradesco Seguros"), a subsidiary of Bradesco and Swiss Re Corporate Solutions Ltd. ("Swiss Re Corso"), concluded the transaction for the joint exploration of insurance for P&C (Property and Casualty) and transport ("Insurance of Large Risks”).

Date: July 3, 2017

b)     Main conditions of the deal

Details of the transaction: Bradesco Seguros will hold an equity stake of 40% in Swiss Re Brasil and the other 60% stake will remain with Swiss Re Corso, Swiss Re Brasil’s controlling company. Swiss Re Brasil shall be the exclusive platform of the parties for the operation and commercialization of large risk insurance products in Brazil.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: For Bradesco Seguros, the operation will make it possible to take advantage of Swiss Re Brasil’s know-how in the Large Risks Insurance Market, increasing its potential to generate business.

c)     Companies involved: Bradesco Seguros, Swiss Re Corporate Solutions and Swiss Re Brasil

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's and Bradesco Seguros’ share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

2016:

a)     Event

Bradesco Seguros S.A. (“Bradesco Seguros”), a subsidiary of Bradesco, and Swiss Re Corporate Solutions Ltd. (“Swiss Re Corso”) signed a deal where Swiss Re Corporate Solutions Brasil Seguros S/A (“Swiss Re Brasil”) will take over the P&C (“Property and Casualty”) insurance and transport (“Big Risk Insurance”) operations of Bradesco Seguros.

Date: October 11, 2016

b)     Main conditions of the deal

Details of the transaction: Bradesco Seguros will hold an equity stake of 40% in Swiss Re Brasil and the other 60% stake will remain with Swiss Re Corso, Swiss Re Brasil’s controlling company. Swiss Re Brasil shall be the exclusive platform of the parties for the operation and commercialization of large risk insurance products in Brazil.

Pending approval by regulators: The operation is pending the approval of SUSEP.

Effects of the decision on the transaction: For Bradesco Seguros, the operation will make it possible to take advantage of Swiss Re Brasil’s know-how in the Large Risks Insurance Market, increasing its potential to generate business.

c)     Companies involved: Bradesco Seguros, Swiss Re Corporate Solutions and Swiss Re Brasil.

287– Reference Form – 2019

15. Control and economic group

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's and Bradesco Seguros’ share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

______________________________________________________________________________________

a)     Event

Bradesco completed the acquisition of HSBC Brasil.

The closing of the transaction, with the acquisition of 100% of the share capital of HSBC Brasil occurred on July 1, 2016 (closing date), with the signing of applicable documents and payment in the amount of R$16 billion.

Date: July 1, 2016

b)     Main conditions of the deal

Details of the transaction: See information for the year 2015.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: See information for the year 2015.

c)     Companies involved: See information for the year 2015.

d)     Effects arising from the transaction for share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

______________________________________________________________________________________

a)     Event

Bradesco, together with Banco do Brasil, Banco Santander (Brasil) S.A. (“Santander”), Caixa Econômica Federal (“CEF”), and Itaú Unibanco S.A. (“Itaú Unibanco”), jointly, the “Parties”, signed a non-binding Memorandum of Understanding aimed at establishing the basis, terms, conditions, and principles that will guide the establishment of a credit bureau.

Date: January 20, 2016

b)     Main conditions of the deal

Details of the transaction: The credit bureau shall be created and operated by a joint stock company to be established by the Parties (“Company” or “GIC – Credit Intelligence Manager”), which will maintain a database of records and financial information of clients, individuals, and legal entities. Control of the GIC will be shared between the parties, each of which will hold 20% of the share capital.

288– Reference Form – 2019

15. Control and economic group

The creation of the GIC will make it possible to aggregate, reconcile, and process records and credit information of individuals and legal entities that explicitly authorize their inclusion in a database, making it possible to develop and achieve greater efficiency in credit management.

Pending approval by regulators: There is no pending approval by regulatory bodies.

Effects of the decision on the transaction: For Bradesco, the establishment of the Company represents an important step towards strengthening its position in the Brazilian Financial System, as it will enable better access to information on a client’s financial situation, allowing for the expansion of its credit portfolio.

c)     Companies involved: Bradesco, Banco do Brasil, Santander, CEF and Itaú Unibanco.

d)     Effects arising from the transaction for the share ownership structure, especially for the holding of the controlling block of shareholders with more than 5% of share capital and the issuer's Management

There was no effect on Bradesco's share ownership structure.

e)     Corporate structure before and after the transaction

Not applicable.

f)      Mechanisms used to ensure equal treatment between shareholders

Not applicable.

15.8 - Other relevant information

Item 15.1

Information about the controllers:

▪  Fundação Bradesco: Because it is a foundation, it does not have shareholders to be identified. Bradesco's management (Board of Executive Officers and Board of Directors) compose the Managing Board of Fundação Bradesco, maximum Deliberative Body of that Entity; and

▪  BBD: the other shareholders of BBD, holders of 50.09% of its total capital, are pulverized and do not individually hold a sufficient shareholding interest to be indicated in item 15.1

289– Reference Form – 2019

16. Transactions for related parties

16. Transactions for related parties

16.1 - Description of the rules, policies and practices of the issuer with regard to the realization of transactions with related parties

Bradesco, through its Policy on Transactions with Related Parties, consolidates the company's procedures with regard to cited transactions, in accordance with the norms issued by regulators, providing transparency of the process to our shareholders, investors and the market in General, ensuring the strict alignment with the interests of the Bradesco Organization, according to the best practices of Corporate Governance.

In the preparation of this Practice, the guidelines contained in Technical Pronouncement CPC 05 - Disclosure on Related Parties, issued by the Accounting Pronouncements Committee, approved by the CMN Resolution No. 3,750/09 were observed, and also, by the CVM Deliberation No. 642/10.

The Organization must disclose transactions with related parties, according to Article 247 of Law No. 6,404/76, amended by Law No. 11,941/09 and normative stated previously. The relationships between the controller and subsidiaries should be disclosed independently of there being or not transactions between these related parties.

The disclosure is made in explanatory notes to Financial Statements, respecting the condition of supplying sufficient details for the identification of the related parties and of any essential conditions or not strictly commutative inherent to the transactions stated, in order to allow shareholders the right to inspect and monitor the management acts of the Company, without affecting the duty of promoting its ample disclosure to the market, when the operation contemplates relevant fact or on disclosure of the financial statements.

To this end, the following transactions with related parties are forbidden:

•        in conditions other than those of the market; and

•        granting of loans or advances:

-                officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses;

-                relatives to the second degree, of the persons mentioned above;

-                the individuals or corporate entities that participate in the capital of Bradesco, with more than 10%, unless upon the specific authorization of the Central Bank, in each case, when dealing with operations pegged for commercial effects that result from transactions of the purchase and sale or pledge of goods in limits that are set by the CMN (National Monetary Council), of a general character;

-                corporate entities in whose capital Bradesco participates, with more than 10%; and

-                corporate entities that own more than 10% of equity as well as any of Bradesco’s officers or managers and their spouses and respective family members up to the second degree.

Bradesco's Policy on Related Party Transactions was approved by the Board of Directors, whose last review, with amendments, was recorded on April 1, 2019 and is available on Bradesco’s Investor Relations website www.bradescori.com.br.

290– Reference Form – 2019

16. Transactions for related parties

16.2 - Information about transactions with the related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	11/12/2018	1,187,357,000.00	1,190,131,000.00	Not applicable	18/12/2020	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	CDB - Letras Investplus - 100.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	31/12/2018	117,978,000.00	117,978,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Time Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	14/12/2017	1,529,957,000.00	1,616,463,000.00	Not applicable	19/12/2019	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Funds from Issuing of Securities – LF -102.00% CDI Funds from Issuing of Securities – LF -102.75% CDI Funds from Issuing of Securities – LF -103.00% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	31/12/2018	933,955,000.00	933,955,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

291– Reference Form – 2019

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	02/04/2018	110,698,000.00	16,015,000.00	Not applicable	01/04/2021	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Derivatives - 100% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cidade de Deus Companhia Comercial de Participações	31/12/2018	55,816,000.00	56,643,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	31/12/2018	5,403,000.00	5,403,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	16/07/2018	14,399,000.00	14,814,000.00	Not applicable	06/07/2020	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	CDB - Letras Investplus - 100.5% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

292– Reference Form – 2019

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Nova Cidade de Deus Participações S.A.	31/12/2018	9,473,000.00	9,536,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	31/12/2018	389,945,000.00	389,945,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	25/10/2018	1,396,800,000.00	1,415,073,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bill - 120% Selic
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fundação Bradesco	31/12/2018	633,461,000.00	592,179,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

293– Reference Form – 2019

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	23/12/2015	5,500,300,000.00	5,537,735,000.00	Not applicable	23/12/2049	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Financial Bills - 102% DI Financial Bills - 103% DI Financial Bills - 125% Selic
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	11/12/2018	235,573,000.00	236,329,000.00	Not applicable	10/12/2020	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	CDB - Letras Investplus - 100.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	31/12/2018	211,543,000.00	211,543,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Payable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCF Participações S.A.	31/12/2018	594,579,000.00	629,299,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

294– Reference Form – 2019

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
BBD Participações S.A.	31/12/2018	11,910,000.00	11,928,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Controlling Shareholder
Contract Object	Fixed Income - Bradesco FI Referenced DI União II
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	04/01/2010	15,419,000.00	15,419,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object

Sale of Products and Services of the CBSS, using the operating system, as well as the promotion and marketing of the CBSS products and services at the Bradesco network of subsidiaries and branches, in addition to the analysis and monitoring of the credit outcome and the possible liquidation of Client debts in the operations in which a term payment is the condition of payment.

Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination

The agreement may be terminated with immediate effect, upon the simple notification of the innocent party to the other, in the event of a default or breach to any of the clauses or conditions agreed. This is provided that the defaulting or infringing party does not abide by or settle their obligation within ten (10) days, counted from the receipt of the notice by the innocent party requesting the injunction; or in case of bankruptcy, judicial or extrajudicial settlement, the beginning of the proceedings for extrajudicial restructuring or if, by determination of relevant authority or entity, this agreement is suspended.

Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	31/12/2018	51,353,000.00	51,353,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Time Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Alelo - Cia. Brasileira de Soluções e Serviços	14/09/2018	381,335,000.00	391,044,000.00	Not applicable	16/09/2019	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	CDB - 100.15% CDB - 100.18% CDB - 102.25%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

295– Reference Form – 2019

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	31/12/2018	4,543,000.00	4,543,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	Time Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Cielo S.A.	30/11/2000	9,893,867,000.00	9,893,867,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object

The purpose of the agreement is to define the deadlines, procedures and amounts to be observed by the parties for the transfer of the amounts of the transactions Visa, Mastecard, Elo and Amex from Bradesco by Cielo.

Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Livelo S.A.	13/07/2018	107,837,000.00	110,502,000.00	Not applicable	06/07/2020	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	CDB - 100.25%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito Financiamento e Investimento	28/12/2018	206,450,000.00	206,504,000.00	Not applicable	02/01/2019	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI - 105.80% DI
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

296– Reference Form – 2019

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Crediare S.A. Crédito Financiamento e Investimento	31/12/2018	1,979,000.00	1,979,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Receivable Dividends and Bonuses
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco CBSS	31/12/2018	3,935,000.00	3,935,000.00	Not applicable	Not stated	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Time Deposits
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco CBSS	28/12/2018	276,000,000.00	276,072,000.00	Not applicable	02/01/2019	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	Interbank Deposits - Post DCI - 106% DI
Collaterals and insurances	Not applicable
Creditor or debtor	Creditor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Banco CBSS	29/08/2018	100,000,000.00	102,615,000.00	Not applicable	25/02/2019	No	0.0000
Relationship with the issuer	Joint Venture
Contract Object	CDI Pré - 100%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

297– Reference Form – 2019

16. Transactions for related parties

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Fidelity Serviços e Contact Center Ltda.	29/03/2018	47,993,000.00	49,470,000.00	Not applicable	19/03/2020	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	CDB - Invest Fácil - 99.25% CDB - Invest Fácil - 95.00% CDB - Invest Fácil - 97.00%
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
NCR Brasil - Insdústria de Equipamentos para Automação S.A.	14/12/2018	62,654,000.00	62,655,000.00	Not applicable	17/12/2020	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	CDB - InvestFacil - 5% Pré
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Participações S.A.	07/08/2018	342,472,000.00	353,346,000.00	Not applicable	14/06/2021	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	CDB Fácil - 100.25% CDI CDB Fácil - 102.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

Related party	Date of the operation	Amount involved (Reais)	Existing balance	Amount (Reais)	Term	Loan or another type of debt	Interest rate applied
Elo Participações S.A.	07/08/2018	29,210,000.00	29,917,000.00	Not applicable	11/09/2019	No	0.0000
Relationship with the issuer	Affiliate company
Contract Object	CDB Fácil - 100.25% CDI CDB Fácil - 102.25% CDI
Collaterals and insurances	Not applicable
Creditor or debtor	Debtor
Rescission or termination	Not applicable
Type and reason for operation

298– Reference Form – 2019

16. Transactions for related parties

16.3 - Identification of measures taken to deal with conflicts of interest and the demonstration of strictly commutative conditions agreed or of the appropriate compensatory payment made

In addition to the transactions presented in item 16.2, the other related parties, mainly with subsidiaries, affiliates and shared control and key management personnel, are performed on values, usual market rates and deadlines or of previous negotiations, under mutual conditions or with compensatory payments and therefore do not generate any benefit or prejudice to either party.

The Management has an internal control structure to ensure that transactions are in similar conditions to those that could be established with any unrelated parties.

In case of any violations of the provisions of item 16.1, the case will be forwarded to the Ethical Conduct Committee, a subordinate to the Board of Directors, which will adopt the appropriate penalties. This will alert to the fact that it qualifies as a crime and those who are responsible for such act shall be subject to the penalties referred to in the legislation in force.

16.4 - Other relevant information

There is no further information that we believe to be significant.

299– Reference Form – 2019

17. Share Capital

17. Share Capital

17.1 - Information on the share capital

Date of authorization or approval	Value of capital (Real)	Payment term	Number of common shares (units)	Number of preferred shares (units)	Total number of shares (units)
Capital type	Capital Issued		4,031,915,068	4,031,914,646	8,063,829,714
March 11, 2019	75,100,000,000.00
Capital type	Subscribed Capital		4,031,915,068	4,031,914,646	8,063,829,714
March 11, 2019	75,100,000,000.00
Capital type	Paid-Up Capital		4,031,915,068	4,031,914,646	8,063,829,714
March 11, 2019	75,100,000,000.00

17.2 - Capital Increases

2019

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 11, 2019	Shareholders’ Meeting	March 11, 2019	8,000,000,000	Private subscription	671,985,845	671,985,774	1,343,971,619	20.00000	5.95	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Secretariat of the Federal Revenue of Brazil.

Payment form	Not Applicable. It is 20% bonus in shares, attributable to the company's shareholders, free of charge, two (2) new shares for each ten (10) shares of the same type that holders own on the base date.

2018

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 12, 2018	Shareholders’ Meeting	March 12, 2018	8,000,000,000	Private subscription	305,448,111	305,448,079	610,896,190	10.00000	13.09	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Secretariat of the Federal Revenue of Brazil.

Payment form	Not Applicable. It is 10% bonus in shares, attributable to the company's shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

300– Reference Form – 2019

17. Share Capital

2017

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 10, 2017	Shareholders’ Meeting	March 10, 2017	8,000,000,000	Private subscription	277,680,101	277,680,072	555,360,173	10.00000	14.41	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10, of the Secretariat of the Federal Revenue of Brazil.

Payment form	Not Applicable. It is 10% bonus in shares, attributable to the company's shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

2016

Date of decision	Body which decided the increase	Issuing date	Total issue value (Real)	Type of increase	Common shares (units)	Preferred shares (units)	Total shares (units)	Subscription/ Previous Capital	Issuing price	Rating factor
March 10, 2016	Shareholders’ Meeting	March 10, 2016	8,000,000,000	Private subscription	252,436,456	252,436,429	504,872,885	10.00000	15.85	R$ per unit
Criterion for determining the issue price

The cost assigned to the subsidized shares, regardless of currency, fulfills the requirements of Law No. 9,247/15 and those of Paragraph 1 of Article 47 of the Normative Instruction No. 1,022/10 of the Secretariat of the Federal Revenue of Brazil.

Payment form	Not Applicable. It is 10% bonus in shares, attributable to the company's shareholders, free of charge, one (1) new share for each ten (10) shares of the same type that holders own on the base date.

17.3 - Information about developments, grouping and share bonuses

2019

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 11, 2019	3,359,929,223	3,359,928,872	6,719,858,095	4,031,915,068	4,031,914,646	8.063.829,714

2018

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 12, 2018	3,054,481,112	3,054,480,793	6,108,961,905	3,359,929,223	3,359,928,872	6,719,858,095

2017

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2017	2,776,801,011	2,776,800,721	5,553,601,732	3,054,481,112	3,054,480,793	6,108,961,905

301– Reference Form – 2019

17. Share Capital

2016

Date of approval	Number of shares before the approval (units)			Number of shares after the approval (units)
	Number of Common shares	Number of Preferred shares	Total number of shares	Number of Common shares	Number of Preferred shares	Total number of shares
Bonus
March 10, 2016	2,524,364,555	2,524,364,292	5,048,728,847	2,776,801,011	2,776,800,721	5,553,601,732

17.4 - Information on the share capital

Reason for not completing the chart:

In the fiscal years of 2016 to 2018, as well as up to May 31, 2019, there was no reduction in the capital of the Company.

17.5 - Other relevant information

There is no further significant information.

302– Reference Form – 2019

18. Securities

18. Securities

18.1 - Share Rights

Kind of shares or CDA	Common
Tag along	100%
Entitled to dividends

Minimum mandatory dividend - According to item III of Article 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Article 202 of Law No. 6,404/76.

Intermediate Dividends - The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Article 27 of the Bylaws). They may also authorize the distribution of Interest on Shareholders’ Equity to replace, in part of in full, the interim dividends (paragraph 2 of Article 27 of the Bylaws).

Right to vote	Full
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The common shares are entitled to the repayment of capital, however preferred shares have priority in the reimbursement of Share Capital in the event of liquidation of the Company.
Restriction to movement	No
Conditions for the modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provided for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	There are no other features that we believe to be relevant.

Kind of shares or CDA	Preferred
Tag along	80%
Entitled to dividends

Minimum mandatory dividend - According to item III of Article 27 of the Bylaws, shareholders are entitled to, in each fiscal year, by virtue of minimum mandatory dividends, 30% of the net income, adjusted by reducing or increasing the values specified in items I, II and III of Article 202 of Law No. 6,404/76. Therefore, this percentage is above the minimum percentage of 25% set by paragraph 2 of Article 202 of Law No. 6,404/76.

Intermediate Dividends - The Board of Executive Officers, upon approval by the Board of Directors, is authorized to declare and pay interim dividends, especially twice a year or on a monthly basis, to the existing Accumulated Profits or Profit Reserves accounts (paragraph 1 of Article 27 of the Bylaws). They may also authorize the distribution of Interest on Shareholders’ Equity to replace, in part of in full, the interim dividends (paragraph 2 of Article 27 of the Bylaws).

Right to vote	Without Right
Convertibility	No
Right to reimbursement of capital	Yes
Description of the features of the repayment of capital	The preferred shares have priority in the reimbursement of Share Capital in the event of liquidation of the company.
Restriction to movement	No
Conditions for the modification of the rights secured by such securities	These Bylaws do not include any additional conditions to those provide for in the law so that there cannot be any changes to the rights secured by securities issued by the Company.
Possibility of redeeming shares or quotas	No
Other relevant features	Preferred shares do not have voting rights, except as indicated in Article 111, paragraph 1 of the Brazilian Corporate Act.

303– Reference Form – 2019

18. Securities

18.2 - Description of any statutory rules that significantly limit the voting rights of shareholders or that lead them to carry out public offering

There are no statutory rules that significantly limit the voting rights of shareholders or lead them to carry out public offering.

18.3 - Description of the exceptions and suspense clauses that relate to political or economic rights laid down in the Bylaws

There are no exceptions or suspense clauses that relate to the political or economic rights laid down in the Bylaws.

18.4 - Volume of negotiations and major and minor quotes of traded securities

Fiscal Year	31/12/2018
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
31/03/2018	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,038,296,842	29.19	23.57	R$ Per unit	26.61
30/06/2018	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,349,981,260	27.93	18.29	R$ Per unit	23.16
30/09/2018	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,271,966,534	23.34	19.52	R$ Per unit	21.01
31/12/2018	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	5,101,799,624	28.19	20.77	R$ Per unit	25.58
31/03/2018	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	25,455,132,916	30.13	25.29	R$ Per unit	27.93
30/06/2018	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	26,957,437,558	28.97	20.09	R$ Per unit	25.10
30/09/2018	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	23,810,586,715	26.11	21.56	R$ Per unit	23.68
31/12/2018	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	34,981,216,034	32.13	23.07	R$ Per unit	28.96

304– Reference Form – 2019

18. Securities

Fiscal Year	31/12/2017
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
31/03/2017	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,046,341,024	21.55	18.44	R$ Per unit	20.29
30/06/2017	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,551,095,528	21.80	18.42	R$ Per unit	19.82
30/09/2017	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,233,911,723	24.85	19.32	R$ Per unit	22.36
31/12/2017	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	3,203,856,616	25.28	21.38	R$ Per unit	22.93
31/03/2017	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	17,735,484,429	21.88	18.41	R$ Per unit	20.50
30/06/2017	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	20,041,225,112	22.60	18.44	R$ Per unit	20.17
30/09/2017	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	19,339,626,959	25.85	19.78	R$ Per unit	22.92
31/12/2017	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	19,007,083,431	26.39	22.95	R$ Per unit	24.45

Fiscal Year	31/12/2016
Quarter	Security value	Type	Class	Market	Administrative entity	Traded amount (Reais)	Highest quotation (Reais)	Lowest quotation (Reais) Quotation factor		Average daily value
31/03/2016	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,828,104,454	17.43	10.15	R$ Per unit	13.05
30/06/2016	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,428,067,500	18.08	15.05	R$ Per unit	16.56
30/09/2016	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,474,258,428	18.79	16.62	R$ Per unit	17.91
31/12/2016	Shares	Common		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	2,628,344,642	20.08	17.08	R$ Per unit	18.41
31/03/2016	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	21,438,688,344	15.58	9.42	R$ Per unit	11.93
30/06/2016	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	18,022,039,488	16.80	13.94	R$ Per unit	15.32
30/09/2016	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	17,893,126,205	18.79	15.80	R$ Per unit	17.63
31/12/2016	Shares	Preferred		Stock Exchange	BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange	19,828,756,279	21.13	16.95	R$ Per unit	18.90

18.5 - Other securities issued in Brazil

Reason for not completing the chart:

There are no other securities issued in the country.

18.6 - Brazilian markets in which securities are admitted to trading

Bradesco's shares comprise of Brazil’s main stock indexes, with highlights for IBrX-50 and IBrX-100 (indexes that measure the total return of a theoretical portfolio that comprises of 50 and 100 shares, respectively, which were selected among the most traded shares on B3, in terms of liquidity ), IBrA (Brasil Amplo Index), IFNC (Financial Index), comprised of banks, insurance companies and financial institutions, ISE(Corporate Sustainability Index), IGCX (Special Corporate Governance Stock Index), IGCT (Corporate Governance Trade Index), ITAG (Special Tag-Along Stock Index), ICO2 (index comprising of the shares of the companies that are part of the IBrX-50 index and that have agreed to take part in this initiative by adopting transparent greenhouse gas emission practices) and Mid – Large Cap Index – MLCX (which measures the return of a portfolio composed of the highest cap companies listed. Abroad, Bradesco’s shares are listed in the Dow Jones Sustainability Index (DJSI) of the New York Stock Exchange, in the Dow Jones Sustainability Emerging Markets portfolio, and on the FTSE Latibex Brazil Index of the Madrid Stock Exchange.

18.7 - Information about class and the kinds of securities admitted for trading in foreign markets

ADR – BBD

a)       Country: United States of America

305– Reference Form – 2019

18. Securities

b)       Market: Secondary

c)       Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d)       Date of admission for trading: October 1, 2001

e)       Indicate the trading segment, if any: Tier II

f)        Start date of the listing in the trading segment: November 21, 2001

g)       Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 47.8%

h)       The proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each preferred share)

i)         Depositary bank, if any: The Bank of New York Mellon

j)         Custodian institution, if any: Banco Bradesco S.A.

ADR – BBDO

a)       Country: United States of America

b)       Market: Secondary

c)       Entity manager from the market in which securities are admitted for trading: The New York Stock Exchange (NYSE)

d)       Date of admission for trading: March 13, 2012

e)       Indicate the trading segment, if any: Tier II

f)        Start date of the listing in the trading segment: March 13, 2012

g)       Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.50%

h)       Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one ADR for each common share)

i)         Depositary bank, if any: The Bank of New York Mellon

j)         Custodian institution, if any: Banco Bradesco S.A.

GDR – XBBDC

a)       Country: Spain

b)       Market: Secondary

c)       Entity manager from the market in which securities are admitted for trading: Madrid Stock Exchange

d)       Date of admission for trading: February 16, 2001

e)       Indicate the trading segment, if any: Latibex

f)        Start date of the listing in the trading segment: February 16, 2001

g)       Percentage of the volume of overseas negotiations in relation to the total volume of trading of each class and species in the last fiscal year: 0.001%

h)       Proportion of overseas deposit certificates, if any, for each class and type of actions: 1:1 (one GDR for each preferred share)

i)         Depositary bank, if any: Iberclear

306– Reference Form – 2019

18. Securities

j)         Custodian institution, if any: CBLC

307– Reference Form – 2019

18. Securities

18.8 - Securities issued abroad

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	September 29, 2009
Maturity	September 29, 2019
Quantity (Units)	1
Total nominal value (Real)	1,249,650,000.00
Outstanding debit balance on the closing date of the last fiscal year	2,906,100,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	No
Chance and calculation of the redemption value	Not Applicable
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	August 16, 2010
Maturity	January 16, 2021
Quantity (Units)	1
Total nominal value (Real)	1,832,820,000.00
Outstanding debit balance on the closing date of the last fiscal year	4,262,280,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

308– Reference Form – 2019

18. Securities

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	January 13, 2011
Maturity	January 16, 2021
Quantity (Units)	1
Total nominal value (Real)	835,050,000.00
Outstanding debit balance on the closing date of the last fiscal year	1,937,400,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

Security value	Subscription bonus
Identification of the security value	Subordinated debt – United States of America
Date of issue	March 1, 2012
Maturity	March 1, 2022
Quantity (Units)	1
Total nominal value (Real)	1,886,720,000.00
Outstanding debit balance on the closing date of the last fiscal year	4,262,280,000.00
Restriction to movement	Yes
Description of the restriction	The securities may only be purchased by qualified institutional investors.
Convertibility	No
Chance of redemption	Yes
Chance and calculation of the redemption value	The hypothesis and the redemption value calculation are described in item 18.12.
Characteristics of the securities	The characteristics of the securities are described in item 18.12.
Conditions for the modification of the rights secured by such securities	The conditions for modification of the rights are described in item 18.12.
Other relevant features	Other relevant features are described in item 18.12.

309– Reference Form – 2019

18. Securities

18.9 - Distribution of public offerings made by the issuer or by third parties, including controlling and affiliate companies and subsidiaries, relating to the securities of the issuer

In 2018, 2017 and 2016, there were no distribution public offerings made by the issuer or by third parties, including controlling and affiliate companies and subsidiaries, relating to securities of the issuer.

18.10 - Use of proceeds from public offerings for distribution and any deviations

Should the issuer have made a public offering for distribution of securities, the officers should comment on:

a)    how funds from the offering were used

There was no public offering for the distribution of securities in 2018, 2017 and 2016.

b)    if any material deviations occurred between the effective use of funds and the funding proposals disclosed in the respective offering memorandum

There was no public offering for the distribution of securities in 2018, 2017 and 2016.

c)    in case of deviation, explain its reasons

There was no public offering for the distribution of securities in 2018, 2017 and 2016.

18.11 - Description of the takeover bids made by the issuer in respect of shares issued by third parties

For the years ended 2018, 2017 and 2016, there were no takeover bids made by the issuer in respect of shares issued by third parties.

18.12 - Other relevant information

Addition to item 18.8: Describe securities issued abroad indicating:

I. SUBORDINATED DEBT – US$750,000,000 – due on September 29, 2019

a)    identification of the security: Subordinated Debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) Outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$750 million that can be split into fractions in the minimum denominations of US$100,000.00 and the multiples of US$1,000.00 onwards	US$750,000,000.00	September 29, 2009 September 29, 2019 (maturity)	US$750,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

h)     possibility of redemption

i) Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities, prior to their maturity.

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18. Securities

ii) Formula for calculating the redemption value

The payment of the principal of the Notes, together with accrued and unpaid interest, will come into effect on the date of payment to the person in whose name the notes are registered at the close of transactions. This shall be at New York City time, on the 10th business day before that date of payment. The Notes need not be delivered in order for the payment of the principal, interest or any other amounts to be received, except with respect to the redemption or the final payment of the principal on the maturity date.

i)       Characteristics of the securities

i) Maturity, including the conditions of prepayment

Maturity: September 29, 2019.

Prepayment:

Prepayment events (Default)

•      the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•      the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration, except by virtue of a deferral of interest, with this default persisting for 15 days;

•      a court or agency or supervisory authority in the Cayman Islands or in Brazil (1) initiates a process or approves a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law or similar law, or the dissolution or liquidation of the Issuer's business, or judging the Issuer bankrupt or insolvent or (2) approves a decision or order approving, as duly registered, a petition pleading the reorganization of the Issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the deed, (3) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervener or other similar authority to the Issuer of all, or substantially all, of its assets, and such processes, decision or order have not yet been canceled or remain at full effectiveness for 60 days, or (4) any event occurs in accordance with the laws of Brazil or of the Cayman Islands that has an effect that is analogous to that of the events above; or

•      the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable bankruptcy, insolvency or reorganization law, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of a reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process that is pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution or any event that, in accordance with the laws of Brazil or of the Cayman Islands, has a similar effect to any of the above events.

If an event of default, described in the third and fourth points above, occurs and persists, the principal of the Notes, and the interest due and not paid on all Notes, will become immediately due and payable without declaration or any act on the part of the trustee or of any holders of Notes. However, the Issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions that are specified in the deed.

ii) Interest

6.75% p.a.

iii) Warranty and, if real, a description of the asset object

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18. Securities

No warranty.

iv) In the absence of any warranty, if the credit is chirographary or subordinate

Subordinated.

v) Any restrictions imposed on the issuer in relation

•      on the distribution of dividends

None.

•      on the sale of certain assets

Merger, acquisition, Sale or Transfer

Without the consent of the holders, of no less than 66 2/3% of the aggregate principal amount of the open Notes, the Issuer will not make any consolidation or amalgamation with any other person or divest or transfer all or substantially all of its assets or all or substantially all of its assets and liabilities (including the Notes issued in accordance with the deed) to any other person unless thereafter:

•      the person consisting of such consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all of the Issuer’s property and assets or all or substantially all of the assets and liabilities of the Issuer (including the Notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all Notes along with the compliance with, and observance of, all of the obligations contained in the deed and the Notes that must be complied with and observed by the Issuer;

•      immediately after the entry into force of such a transaction, no default event or event that, by means of warning, the course of time, or any other conditions would become a default event, has occurred and still persists, and no obligation or agreement specified in the deed or in the Notes has been significantly violated; and

•      the person consisting of such consolidation, or with which the Issuer made a merger, or the person who acquires all or substantially all of its assets and the assets of the Issuer, or all, or substantially all, of the assets and liabilities of the Issuer (including the Notes issued under the Deed), delivers to the Trustee an Officer certificate and an opinion from a lawyer stating that: the consolidation, merger, sale or transfer, and any additional deed in relation to the transaction, if it is required, stating that such additional deed is according to the deed and that all of the suspense conditions that were laid down in the deed, in relation to the transaction, have been met.

In addition, the above conditions shall only apply if the Issuer wishes to perform a merger or consolidation with another entity or wishes to substantially, sell its assets as a whole, to another entity. The Issuer does not need to meet these conditions if he enters into any other types of transactions, including any transaction in which he acquires the shares or assets of another entity, any transaction that involves a change in the Issuer's control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells substantially less than all of its assets.

•      on the hiring of new debt

None.

•      on the issue of new securities

None.

•      the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

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18. Securities

j)       Conditions for the modification of the rights secured by such securities

Modifications that do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the notes, only to meet the requirements of the Central Bank in order to qualify as capital Level 2 notes according to the Resolution No. 3,444/07, and the subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes, if such a modification in any way affects the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original maturity date of the notes.

The trustee shall obtain the opinion of the Issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes that are required by the Central Bank in order to qualify as capital Level 2 notes. When receiving such an opinion from the lawyer, the Issuer shall sign a deed which shall be ratified, a new form of note and any other document that is necessary to deploy the necessary modifications required by the Central Bank.

The Issuer and the trustee may also, without the consent of the note holders, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions that relate to any issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of the note holders in any relevant aspect.

Modifications that require approval

In addition to this, the Issuer and trustee, with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes, may modify the deed. However, no modification is permitted, without the consent of the holder of each open note that is affected by such modification, to:

  change the due date of any payment of the principal or of any portion of interest on any note;
  reduce the amount of principal or interest rate, or modify the method for calculating the amount of the principal or interest that is payable, on any date;
  change any place of payment in which the principal or interest on the notes shall be paid;
  change the currency in which the principal or interest on the notes shall be paid;
  impair the right of note holders to initiate an action to execute any payment by the due date or thereafter;
  modify the provisions of the subordination of the deed in a way which adversely affects the holders of the notes;
  reduce the percentage of the principal amount of the outstanding holders of the notes, whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach, and its consequences; or
  modify the provisions summarized in this paragraph or the provisions of the deed relating to any waivers to a passed breach. This excludes the increasing of any percentage or the case in which the other provisions of the deed cannot be modified or waived without the consent of each note holder that is affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send a notice to shareholders, through the fiduciary agent, briefly describing such modification. However, the fact of not sending such a notice to note holders, or any error in the notice, shall not affect the validity of the modification.

At any time, the trustee may summon a meeting of the note holders. The Issuer or the holders of at least 10% of the aggregate principal amount of the outstanding notes may convene a meeting if the Issuer or such holders have written a request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of the receipt of the request. The Meeting summons shall include the time and place of the Meeting and a general description of the measure that it proposes to take in the Meeting, and shall be delivered no less than 30 days and no more than 60 days before the date of the Meeting. As an exception to this, all notices for meetings that have been re-summoned after their initial postponement must be given no less than 10 days and no more than 60 days before the date of the Meeting. In any meeting, the presence of note holders who hold an aggregate principal amount that is enough to take the measure for which the meeting was convened will constitute a quorum. Any modifications or waivers to the deed, or to the notes, shall be final and shall oblige every note holder, whether or not they have given their consent (unless required under the deed) or were present at any meeting duly convened.

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18. Securities

k)     Other relevant features

Other relevant features are described above.

II. SUBORDINATED DEBT – US$1,600,000,000 – due on January 16, 2021

a.  identification of the security: Subordinated Debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$1.6 billion that can be split into fractions in minimum denominations of US$1,000.00 and multiples of US$1,000.00 onwards	US$1,600,000,000.00 (1)	August 16, 2010 and January 13, 2011 January 16, 2021 (maturity)	US$1,100,000,000.00 US$500,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

(1) The value in question refers to: (i) Uptake in August 16, 2010 in the amount of US$1,100,000,000.00 and (ii) Reopening on January 13, 2011 with funding in the amount of US$500,000,000.00.

h)     possibility of redemption

i.     Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in "Early Redemption through Tax Event".

Early redemption through tax event

On any interest payment date, with the prior approval of the Central Bank and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of redemption after a Tax Event, the bonds will be redeemed by the buy-back price that is equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the Issuer is obliged, before exercising its right to redemption, to deliver a written notice to the Trustee, along with a certificate from the direction of Bradesco and the legal opinion of a Brazilian lawyer. They shall both be in a form that is satisfactory to the Trustee, confirming that it obtains the right to exercise such a right of redemption.

"Tax Event" means the determination by the Issuer that, immediately before sending the appropriate warning on the applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay any additional amounts beyond the additional amounts of which the Issuer would be obligated to pay. This would be if the bonds’ interest payments were subject to any withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil regarding the sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such a country or place impose restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law No. 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the Issuer designates such a payment agent and in each of these cases, the Issuer cannot avoid such circumstance through reasonable measures.

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18. Securities

ii.   Formula for calculating the redemption value

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, at New York City time, on the 10th business day before that date of payment. The notes need not be delivered to the payment of principal, interest or any other amounts that are to be received, except with respect to the redemption or the final payment of the principal on the maturity date.

Characteristics of the securities

i. Maturity, including the conditions of prepayment

Maturity: January 16, 2021.

Prepayment:

Prepayment events (Default)

•         the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;

•         the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration, except by virtue of a deferral of interest, with this default persisting for 15 days;

•         a court or agency or supervisory authority in the Cayman Islands or in Brazil (i) initiates a process or approves a decision or declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law or similar law, or the dissolution or liquidation of the Issuer's business, or judging the Issuer bankrupt or insolvent or (ii) approves a decision or order approving, as duly registered, a petition pleading the reorganization of the Issuer and its agreement with creditors pursuant to any applicable law, except for a permitted reorganization according to the deed, (iii) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervener or other similar authority to the Issuer of all, or substantially all, of its assets, and such processes, decision or order have not yet been canceled or remain at full effectiveness for 60 days, or (iv) any event occurs in accordance with the laws of Brazil or of the Cayman Islands that has an effect that is analogous to that of the events above; or

•         the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable bankruptcy, insolvency or reorganization law, or other similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of a reply or otherwise, with the delivery of a decision or declaratory judgment of bankruptcy in an action or involuntary process that is pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution or any event that, in accordance with the laws of Brazil or of the Cayman Islands, has a similar effect to any of the above events.

If an event of default, described in the third and fourth points above, occurs and persists, the principal of the Notes, and the interest due and not paid on all Notes, will become immediately due and payable without declaration, or without any act on the part of the trustee or of any holders of Notes. However, the Issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions that are specified in the deed.

ii. Interest

5.90% p.a.

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18. Securities

iii. Warranty and, if real, a description of the asset object

No warranty.

iv. In the absence of any warranty, state whether the credit is chirographary or subordinate

Subordinated.

v. Any restrictions imposed on the issuer in relation

•          on the distribution of dividends

None.

•          on the sale of certain assets

Merger, Acquisition, Sale or Transfer

Without the consent of the holders, of no less than 66 2/3% of the aggregate principal amount of the open Notes, the Issuer will not make any consolidation or amalgamation with any other person or divest or transfer all or substantially all of its assets or all or substantially all of its assets and liabilities (including the Notes issued in accordance with the deed) to any other person unless thereafter:

•      the person consisting of such consolidation or with which the Issuer made a merger, or the person who acquires all or substantially all of the Issuer’s property and assets or all or substantially all of the assets and liabilities of the Issuer (including the Notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all Notes along with the compliance with, and observance of, all of the obligations contained in the deed and the Notes that must be complied with and observed by the Issuer;

•      immediately after the entry into force of such a transaction, no default event or event that, by means of warning, the course of time, or any other conditions would become a default event, has occurred and still persists, and no obligation or agreement specified in the deed or in the Notes has been significantly violated; and

•      the person consisting of such consolidation, or with which the Issuer made a merger, or the person who acquires all or substantially all of its assets and the assets of the Issuer, or all, or substantially all, of the assets and liabilities of the Issuer (including the Notes issued under the Deed), delivers to the Trustee an Officer certificate and an opinion from a lawyer stating that: the consolidation, merger, sale or transfer, and any additional deed in relation to the transaction, if it is required, stating that such additional deed is according to the deed and that all of the suspense conditions that were laid down in the deed, in relation to the transaction, have been met.

In addition, the above conditions shall only apply if the Issuer wishes to perform a merger or consolidation with another entity or wishes to substantially, sell its assets as a whole, to another entity. The Issuer does not need to meet these conditions if he enters into any other types of transactions, including any transaction in which he acquires the shares or assets of another entity, any transaction that involves a change in the Issuer's control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells substantially less than all of its assets.

•          on the hiring of new debt

None.

•          on the issue of new securities

None.

•          the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

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18. Securities

i) Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the notes, only to meet the requirements of the Central Bank in order to qualify as capital Level 2 notes according to the Resolution No. 3,444/07, and the subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes, if such a modification in any way affects the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original maturity date of the notes.

The trustee shall obtain the opinion of the Issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes that are required by the Central Bank in order to qualify as capital Level 2 notes. When receiving such an opinion from the lawyer, the Issuer shall sign a deed, which shall be ratified, a new form of note and any other document that is necessary to deploy the necessary modifications required by the Central Bank.

The Issuer and the trustee may also, without the consent of the note holders, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions that relate to any issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of the note holders in any relevant aspect.

Modifications that require approval

In addition to this, the Issuer and trustee, with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes, may modify the deed. However, no modification is permitted, without the consent of the holder of each open note that is affected by such modification, to:

  change the due date of any payment of the principal or of any portion of interest on any note;
  reduce the amount of principal or interest rate, or modify the method for calculating the amount of the principal or interest that is payable, on any date;
  change any place of payment, in which the principal or interest on the notes shall be paid;
  change the currency, in which the principal or interest on the notes shall be paid;
  impair the right of note holders to initiate an action to execute any payment by the due date or thereafter;
  modify the provisions of the subordination of the deed in a way which adversely affects the holders of the notes;
  reduce the percentage of the principal amount of the outstanding holders of the notes, whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach, and its consequences; or
  modify the provisions summarized in this paragraph or the provisions of the deed relating to any waivers to a passed breach. This excludes the increasing of any percentage or the case in which the other provisions of the deed cannot be modified or waived without the consent of each note holder that is affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send a notice to shareholders, through the fiduciary agent, briefly describing any such modification. However, the fact of not sending such a notice to note holders, or any error in the notice, shall not affect the validity of the modification.

At any time, the trustee may summon a meeting of the note holders. The Issuer or the holders of at least 10% of the aggregate principal amount of the outstanding notes may convene a meeting if the Issuer or such holders have written a request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of the receipt of the request. The Meeting summons shall include the time and place of the Meeting and a general description of the measure that it proposes to take in the Meeting, and shall be delivered no less than 30 days and no more than 60 days before the date of the Meeting. As an exception to this, all notices for meetings that have been re-summoned after their initial postponement must be given no less than 10 days and no more than 60 days before the date of the Meeting. In any meeting, the presence of note holders who hold an aggregate principal amount that is enough to take the measure for which the meeting was convened will constitute a quorum. Any modifications or waivers to the deed, or to the notes, shall be final and shall oblige every note holder, whether or not they have given their consent (unless required under the deed) or were present at any meeting duly convened.

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18. Securities

j)     Other relevant features

Other relevant features are described above.

III. SUBORDINATED DEBT – US$1,100,000,000 – due on March 1, 2022

a)     identification of the security: Subordinated debt – United States of America

b) Quantity	c) Total nominal value	d) Date of issue	e) outstanding debit balance on the closing date of the last fiscal year	f) Restriction to movement	g) Convertibility i. conditions ii. effects on the capital share
01 Global Note in the principal value of US$1.1 billion that can be split into fractions in minimum denominations of US$200,000.00 and multiples of US$1,000.00 onwards	US$1,100,000,000.00	March 1, 2012 March 1, 2022 (maturity)	US$1,100,000,000.00	The securities may only be purchased by qualified institutional investors.	Not convertible

h)     possibility of redemption

i) Chance of redemption

The Issuer will not be entitled to redeem all or part of the securities before its expiration date, except as provided below in "Early redemption through Tax Event".

Early redemption through Tax Event

On any interest payment date, with the prior approval of the Central Bank and any other government authority (if applicable), the bonds can be redeemed after the occurrence of the Tax event (term as defined below). In the case of redemption after a Tax Event, the bonds will be redeemed by the buy-back price that is equal to 100% of the aggregate principal amount, plus any accrued and unpaid interest, if any, to the date of such redemption, including any additional amounts.

In the case of a Tax Event, the Issuer is obliged, before exercising its right to redemption, to deliver a written notice to the Trustee, along with a certificate from the direction of Bradesco and the legal opinion of a Brazilian lawyer. They shall both be in a form that is satisfactory to the Trustee, confirming that it obtains the right to exercise such a right of redemption.

"Tax Event" means the determination by the Issuer that, immediately before sending the appropriate warning on the applicable interest payment date, the issuer would be obliged, for reasons beyond its control, to pay any additional amounts beyond the additional amounts of which the Issuer would be obligated to pay. This would be if the bonds’ interest payments were subject to any withholding or deduction at a rate of (a) 15% in the case of any taxes applied in Brazil, (b) 25% in the case of taxes applied in Brazil regarding the sums paid to residents of countries where income is exempt from taxes or subject to an income tax rate with 20% limit, or when the laws of such a country or place impose restrictions on disclosure (i) shareholder composition; or (ii) the investment property; or (iii) the beneficiary of the property income paid to non-resident persons, pursuant to the Law No. 9,779/99, (c) 0% in the case of any taxes applied in the Cayman Islands or (d) the tax rate in force in any other jurisdiction in which a payment agent is located on the date on which the Issuer designates such a payment agent and in each of these cases, the Issuer cannot avoid such circumstance through reasonable measures.

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ii) Formula for calculating the redemption value:

The payment of the principal of the notes, together with accrued and unpaid interest, will be effected on the date of payment to the person in whose name the notes are registered at the close of transactions, at New York City time, on the 10th business day before that date of payment. The notes need not be delivered to the payment of principal, interest or any other amounts that are to be received, except with respect to the redemption or the final payment of the principal on the maturity date.

i)       Characteristics of the securities

i. Maturity, including the conditions of prepayment

Maturity: March 1, 2022.

Prepayment:

Prepayment events (Default)

  the Issuer does not make the payment of the principal on any of the notes or the maturity date, upon redemption or in any other way, except by virtue of a deferral of the principal;
  the Issuer does not make the payment of interest or any payment of additional amounts according to the terms of the notes and the registration except by virtue of a deferral of interest and this default persists for 15 days;
  a court or agency or supervisory authority in the Cayman Islands or in Brazil (i) initiates a process or approves a decision or a declaratory judgment of bankruptcy under any bankruptcy, insolvency, rehabilitation, readjustment of debt, mandatory reorganization of assets and liabilities law, or similar law, or the dissolution or liquidation of the Issuer's business, or judging the Issuer as bankrupt or insolvent or (ii) approves a decision or order approving, as duly registered, a petition pleading for the reorganization of the Issuer and its agreement with creditors that are pursuant to any applicable law, except for a permitted reorganization according to the Deed, (iii) approves a decision or order appointing a custodian, manager, liquidator, assignee, intervener or another similar authority to the Issuer or all, or substantially all, of its assets, and such processes, decision or order have not been canceled or still remain at full effectiveness for 60 days, or (iv) any event occurs in accordance with the laws of Brazil or the Cayman Islands that has an effect that is analogous to that of the events above; or
  the Issuer comes with a request for self-bankruptcy, or a process in accordance with any applicable law of bankruptcy, insolvency, reorganization, or another similar law, or any other action or proceeding to be declared bankrupt or insolvent, or the Issuer consents, by way of reply or otherwise, to the delivery of a decision or declaratory judgment of bankruptcy, in an action or involuntary process that is pursuant to any applicable law of bankruptcy, insolvency, reorganization, liquidation, or intervention, or another similar law, or the commencement of any action or bankruptcy or insolvency proceedings against the Issuer or its dissolution, or any event that, in accordance with the laws of Brazil or the Cayman Islands, has a similar effect to any of the above events.

If a default event, described in the third and fourth points above, occurs and persists, the principal of the notes and the interest due, and not paid, on all notes will become immediately due and payable without declaration, or without any act on the part of the trustee or of any holders of notes. However, the Issuer will be required to make the payments described in this paragraph only after being declared bankrupt or in liquidation or otherwise dissolved, and such payments will be subject to the subordination provisions that are specified in the deed.

ii. Interest

5.75% p.a.

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18. Securities

iii. Warranty and, if real, a description of the asset object

No warranty.

iv. In the absence of any warranty, whether the credit is chirographary or subordinate

Subordinated.

v. Any restrictions imposed on the issuer in relation

•         on the distribution of dividends

None.

•         on the sale of certain assets

Merger, acquisition, Sale or Transfer

Without the consent of the holders of no less than 66 2/3% of the aggregate principal amount of the open notes, the Issuer will not make any consolidation or amalgamation with any other person. Nor will they divest or transfer all, or substantially all, of its assets or all, or substantially all, of its assets and liabilities (including the notes issued in accordance with the deed) to any other person unless thereafter:

•          the person consisting of such a consolidation, or with which the Issuer made a merger, or the person who acquires all, or substantially all, of the property and assets of the Issuer or all, or substantially all, of the assets and liabilities of the Issuer (including the notes issued according to the deed) expressly assumes the due and timely payment of the principal and interest on all notes and compliance with, and observance of, all of the obligations contained in the deed and the notes that must be complied with and observed by the Issuer;

•          immediately after the entry into force of such a transaction, no default event or event that, by means of warning, or the course of time or other conditions, would become a default event has occurred and persists, and no obligation or agreement, specified in the deed or in the notes, have been significantly violated; and

•          the person consisting of such a consolidation, or with which the Issuer made a merger, or the person who acquires all, or substantially all, of the assets of the Issuer or all, or substantially all, of the assets and liabilities of the Issuer (including the notes issued under the Deed) deliver a certificate to the Trustee of an Officer and an opinion from a lawyer stating that: the consolidation, merger, sale or transfer, and an additional deed in relation to the transaction, if it is required, stating that such an additional deed is according to the deed and that all of the suspense conditions that  were laid down in the deed, in relation to the transaction, have been met.

In addition, the above conditions shall only apply if the Issuer wishes to perform a merger or consolidation with another entity or wishes to substantially, sell its assets as a whole, to another entity. The Issuer does not need to meet these conditions if he enters into any other types of transactions, including any transaction in which he acquires the shares or assets of another entity, any transaction that involves a change in the Issuer's control, but in which there is no merger or consolidation, and any transaction in which the Issuer sells substantially less than all of its assets.

•         on the hiring of new debt

None.

•         on the issue of new securities

None.

•         the corporate transactions made involving the issuer, its controlling companies or subsidiaries

The information related to this sub-item is described in item 18.8.i.v (disposal of certain assets) of this Reference Form.

320– Reference Form – 2019

18. Securities

j)          Conditions for modification of the rights secured by such securities

Modifications which do not require approval

The Issuer and the trustee may once, without the prior consent of the holders of Notes, modify the terms and conditions of the notes, only to meet the requirements of the Central Bank in order to qualify as capital Level 2 notes according to the Resolution No. 3,444/07, and the subsequent amendments. The Issuer will not be authorized to make any modification without the consent of the holders of notes, if such a modification in any way affects the interest rate of the notes, the cumulative nature of any interest payment due on arrears, the principal amount of the open notes, the classification of notes or the original maturity date of the notes.

The trustee shall obtain the opinion of the Issuer's Brazilian lawyer, describing the modifications to the terms and conditions of the notes that are required by the Central Bank in order to qualify as capital Level 2 notes. When receiving such an opinion from the lawyer, the Issuer shall sign a deed, which shall be ratified, a new form of note and any other document that is necessary to deploy the necessary modifications required by the Central Bank.

The Issuer and the trustee may also, without the consent of the note holders, modify the deed for certain specific purposes, including, among other things, to provide for the issuance of additional notes, fix flaws and ambiguities, inconsistencies or include any other provisions that relate to any issues or questions relating to the deed, provided that such a correction or added provision will not adversely affect the interests of the note holders in any relevant aspect.

Modifications that require approval

In addition to this, the Issuer and trustee, with the consent of the holders of a majority of the aggregate principal amount of the outstanding notes, may modify the deed. However, no modification is permitted, without the consent of the holder of each open note that is affected by such modification, to:

•          change the due date of any payment of the principal or of any portion of interest on any note;

•          reduce the amount of principal or interest rate, or modify the method for calculating the amount of the principal or interest that is payable on any date;

•          change any place of payment in which the principal or interest on the notes shall be paid;

•          change the currency in which the principal or interest on the notes shall be paid;

•          impair the right of note holders to initiate an action to execute any payment by the due date or thereafter;

•          modify the provisions of the subordination of the deed in a way that affects adversely the holders of notes;

•          reduce the percentage of the principal amount of the outstanding holders of the notes whose consent is required for any modification of, or renunciation of observing any provision of the deed or breach and its consequences; or

•          modify the provisions summarized in this paragraph or the provisions of the deed relating to any waivers to a passed breach. This excludes the increasing of any percentage or the case in which the other provisions of the deed cannot be modified or waived without the consent of each note holder that is affected by such modification.

After a modification described in the previous paragraph, the Issuer is obliged to send a notice to shareholders, through the fiduciary agent, briefly describing any such modification. However, the fact of not sending such a notice to note holders, or any error in the notice, shall not affect the validity of the modification.

At any time, the trustee may summon a meeting of the note holders. The Issuer or the holders of at least 10% of the aggregate principal amount of the outstanding notes may convene a meeting if the Issuer or such holders have written a request to the trustee to convene such a meeting and the trustee has not sent such a notice of summons within 20 days of the receipt of the request. The Meeting summons shall include the time and place of the Meeting and a general description of the measure that it proposes to take in the Meeting, and shall be delivered no less than 30 days and no more than 60 days before the date of the Meeting. As an exception to this, all notices for meetings that have been re-summoned after their initial postponement must be given no less than 10 days and no more than 60 days before the date of the Meeting. In any meeting, the presence of note holders who hold an aggregate principal amount that is enough to take the measure for which the meeting was convened will constitute a quorum. Any modifications or waivers to the deed, or to the notes, shall be final and shall oblige every note holder, whether or not they have given their consent (unless required under the deed) or were present at any meeting duly convened.

321– Reference Form – 2019

18. Securities

k) Other relevant features

Other relevant features are described above.

Conversion of the total nominal value of securities issued abroad:

Security value		Value in US$	Amount in Reais	Date of Quotation	Dollar (Sale)
III	Subordinated Debt	$ 750,000,000.00	R$ 1,249,650,000.00	31/12/2010	R$ 1.6662
IV	Subordinated Debt	$ 1,100,000,000.00	R$ 1,832,820,000.00	31/12/2010	R$ 1.6662
		$ 500,000,000.00	R$ 835,050,000.00	13/01/2011	R$ 1.6701
IV	Subordinated Debt	$ 1,100,000,000.00	R$ 1,886,720,000.00	01/03/2012	R$ 1.7152

Conversion of the outstanding debit balance on the date of the last fiscal year of securities issued abroad:

Security value		Value in US$	Amount in Reais	Date of Quotation	Dollar (Sale)
III	Subordinated Debt	$ 750,000,000.00	R$ 2,906,100,000.00	31/12/2018	R$ 3.8748
IV	Subordinated Debt	$ 1,100,000,000.00	R$ 4,262,280,000.00
		$ 500,000,000.00	R$ 1,937,400,000.00
IV	Subordinated Debt	$ 1,100,000,000.00	R$ 4,262,280,000.00

Source: Central Bank

322– Reference Form – 2019

19. Repurchase plans/Treasury

19. Repurchase plans/Treasury

19.1 - Information on the issuer's share buyback

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
6/26/2018	06/27/2018 to 06/26/2019	44,773,321,000.00	Common		7,500,000	0.8753602	503,254	0.01	R$ Per unit	6.7100516
			Preferred		7,500,000	0.2314834	1,885,576	0.01	R$ Per unit	25.1410077

Reference Date: 12/31/2017
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
6/26/2017	06/27/2017 to 06/26/2018	43,220,688,000.00	Common		7,500,000	0.9441583	457,504	0.01	R$ Per unit	6.1000469
			Preferred		7,500,000	0.2547819	1,714,158	0.01	R$ Per unit	22.8554373

Reference Date: 12/31/2016
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

Deliberation date	Comp. period	Available reserves and income (Reais)	Type	Class	Qty planned	% in circ.	Qty acquired approved (units)	PMP	Rating factor	% purchased
Other features
6/24/2016	06/27/2016 to 06/26/2017	43,867,071,000.00	Common		7,500,000	1.0363491	905,113	19.35	R$ Per unit	12.0681760
			Preferred		7,500,000	0.2802367	1,558,326	0.01	R$ Per unit	20.7776800

Reference Date: 12/31/2015
Objective: The program of acquisition of shares to be held in treasury and subsequent disposal or cancellation, without reduction of the Share Capital, aims at the application of resources available for Investments, from the "Profit Reserves - Statutory Reserve" account.
Intermediate: Bradesco S.A. CTVM, headquartered at Av. Paulista, 1450, 7o andar, Bela Vista, São Paulo, SP, and Ágora CTVM S.A., headquartered at Praia de Botafogo, 300, salas 601 e 301, parte, Botafogo, Rio de Janeiro, RJ.

323– Reference Form – 2019

19. Repurchase plans/Treasury

19.2 - Movement of securities held in Treasury

Fiscal year 2018

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	5,032,549	-
Acquisition	503,254	-
Disposal	-	-
Cancellation	-	-
Closing balance	5,535,803	-
Outstanding shares (%)		0.6446
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	18,855,746	-
Acquisition	1,885,574	-
Disposal	-	-
Cancellation	-	-
Closing balance	20,741,320	-
Outstanding shares (%)		0.6428
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

324– Reference Form – 2019

19. Repurchase plans/Treasury

Fiscal year 2017

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	4,575,045	-
Acquisition	457,504	-
Disposal	-	-
Cancellation	-	-
Closing balance	5,032,549	-
Outstanding shares (%)		0.6316
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	17,141,588	-
Acquisition	1,714,158	-
Disposal	-	-
Cancellation	-	-
Closing balance	18,855,746	-
Outstanding shares (%)		0.6430
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

325– Reference Form – 2019

19. Repurchase plans/Treasury

Fiscal year 2016

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	3,669,932	-
Acquisition	905,113	19.35
Disposal	-	-
Cancellation	-	-
Closing balance	4,575,045	-
Outstanding shares (%)		0.6296
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.
Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	15,583,262
Acquisition	1,558,326	-
Disposal	-	-
Cancellation	-	-
Closing balance	17,141,588	-
Outstanding shares (%)		0.6428
Note: Includes the effect of the share bonus of 10%, which, added to the other shares purchased, do not change the cost nor the weighted average price.

326– Reference Form – 2019

19. Repurchase plans/Treasury

19.3 - Other relevant information

Item 19.1

In transactions related to periods of repurchase from June 2018 to June 2019 (for 2018), from June 2017 to June 2018 (for 2017) and from June 2016 to June 2017 (for 2016), the bonuses of 10%, 10% and 10%, respectively, are considered, which added to the other shares purchased do not change the cost and the weighted average price. For the information of 2018, 2017 and 2016, due to system unavailability, we consider the average price of the preferred shares as R$0.01.

Item 19.2

In addition to the item 19.2, we demonstrate the transactions in treasury related to March 2019, composed, largely, by the effect of the bonus of 20% of the shares occurring in the period, which did not influence the cost and the weighted average price.

Type of shares	Preferred share class	Characteristics of securities:
Common
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	5,535,803	-
Acquisition	1,107,160	-
Disposal	-	-
Cancellation	-	-
Closing balance	6,642,963

Type of shares	Preferred share class	Characteristics of securities:
Preferred
Movement	Quantity (Units)	Average weighted price (Real)
Opening balance	20,741,320	-
Acquisition	4,148,264	-
Disposal	-	-
Cancellation	-	-
Closing balance	24,889,584	-

327– Reference Form – 2019

20. Trading Policy

20. Trading Policy

20.1 - Information about the securities trading policy

a)     body responsible for the approval of the policy and date of approval

Trading Policy for Securities Issued by the Company, contained in the instrument of Policies of Disclosure of Relevant Act or Fact and Trading of Securities issued by Banco Bradesco S.A., approved at the Special Meeting of the Board of Directors (RECA) No. 863, on July 29, 2002.

b)     related persons

The aforementioned policy aims to establish high standards of conduct, to be observed by Bradesco, its direct and indirect controlling shareholders, its members of the Board of Directors, its Officers, its members of the Fiscal Council, members of any bodies with technical or advisory functions, created by the company's bylaws, and all of those who, by virtue of their office, function or position in Bradesco or its subsidiaries, affiliates or controlling companies , are aware of any information that concerns material acts or facts.

c)     main features

The trading policy of securities issued by the Banco Bradesco S.A. has the CVM Instruction No. 358/02 as a guideline, especially establishing:

i.       The obligation of the Members of the Board of Director, Officers, Members of Fiscal Council, as well as any bodies with technical or advisory functions, created by statutory provision, to inform the Bradesco, in the person of the Director of Investor Relations, ownership of negotiations held with securities issued by the Company itself, by its Controlling Company and by its Subsidiaries, provided that these are publicly-held companies;

ii.        The obligation for direct or indirect controlling shareholders, and the shareholders who elect the members of the Board of Directors or the Fiscal Council, as well as any natural or juridical person, or group of persons that are acting together or representing the same interest, to provide information to the company whenever any direct or indirect participation is achieved, which corresponds to five percent (5%) or more of a kind, or class, of shares that represent the capital of Bradesco;

iii.     The obligation to provide information by the person or group of people representing one identical interest, or the holder of equity interest equal to or greater than the percentage referred to in the “caput” of this Article, each time such a participation rises by five percent (5%) of a kind, or class, of shares that represent the Share Capital of Bradesco;

iv.      The obligation of the persons mentioned in item "ii" above to report the alienation or extinction of stocks and other securities previously mentioned or rights over them, each time that the holder's participation in a kind, or class, of securities in question reaches the percentage of five percent (5%) of the total of this kind or class, and whenever such participation is reduced by five percent (5%) of the total kind, or class; and

v.      The obligation for direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever, in virtue of his office, function or position in Bradesco, its Subsidiaries or Affiliates, Controlling Companies, becomes aware of any information related to a material act or fact, to refrain from trading the securities that are issued by the company or related thereto.

328– Reference Form – 2019

20. Trading Policy

d)     prediction of sealing periods of negotiations and a description of the procedures adopted to monitor the trading in such periods

The direct or indirect controlling shareholders, members of the Board of Directors, Officers, members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, or whoever has signed the Binding Agreement, in virtue of his office, function or position in Bradesco, its Subsidiaries, Affiliates or Controlling Companies, becomes aware of any information related to material act or fact, shall refrain from Trading the Securities that are issued by the Company or related thereto:

i.         prior to the disclosure to the market of material act or fact that occurred in the business of Bradesco;

ii.        in the period of fifteen (15) days prior to the disclosure of quarterly information (ITR) and annual (DFP) of Bradesco;

iii.      if there is an intent to promote an incorporation, total or partial spin-off, merger, transformation or corporate reorganization; and

iv.      in relation to direct or indirect controlling shareholders, members of the Board of Directors and Officers, whenever the acquisition or sale of shares of Bradesco’s own issue is in progress, by it or by its subsidiaries, by affiliated companies or by any other company under common control, or if an option or mandate for the same purpose has been granted, exclusively for the dates in which the company itself negotiates or notifies the broker who will negotiate with shares of their issue.

Every Company manager is given, at the beginning of each fiscal year, and whenever a change occurs, a schedule that specifies the periods during which they will be barred from trading with securities issued by the company or related thereto.

At the same time, monitoring is carried out of the quotations of the securities that are issued by the Company in order to identify any fluctuations that require investigation.

e)     places where the policy can be consulted

The Political Instrument of the Disclosure of a Material Act or Fact and  for Securities Trading Issued by Banco Bradesco S.A. is available on Bradesco’s Investor Relations website (www.bradescori.com.br) – Corporate Governance Sector – Statute and Policies - Policies, Standards Practices and also on the websites of the CVM (www.cvm.gov.br) and B3 - Brasil, Bolsa, Balcão (www.b3.com.br).

20.2 - Other relevant information

The prohibitions provided for in Item 20.1 still apply:

•        for anyone who has any knowledge of information related to a material act or fact, knowing that it has not been released to the market, especially those who have a business or professional relationship or a relationship of trust with Bradesco, such as independent auditors, securities analysts, consultants and institutions that are members of the distribution system, which shall be informed of the relevance of the information of which they are aware, being incumbent on them to check the disclosure of the information before negotiating with Bradesco’s securities or related thereto; and

•        for the members of the Board of Directors and the Officers that differ from the Management of Bradesco, prior to the public disclosure of business or fact that were started during his term of office, and will extend for a period of six (6) months after his removal.

The seals provided above, as well as in the items (i), (ii) and (iii) of the letter D, will cease as soon as Bradesco discloses the fact to the market, unless trading with stocks can interfere in the conditions of the said business to the detriment of Bradesco’s shareholders or of itself. The prohibition provisioned in letter D does not apply to the acquisition of shares held in Treasury, through private trading, arising from the exercise of the option to purchase, agreed upon in any plan of concession of the option to purchase shares, approved in the Shareholders’ Meeting.

329– Reference Form – 2019

20. Trading Policy

The prohibitions disciplined in this Instrument applies to negotiations made, directly or indirectly, by all persons mentioned in letter B, which have signed the Binding Agreement, even in cases in which the negotiations on the part of those people are given through a company controlled by them or third parties with whom they have a fiduciary contract or portfolio or share management.

 The negotiations made by investment funds, in which the people mentioned are shareholders, are not considered as indirect trading, provided that the investment funds are not exclusive and trading decisions of the investment fund manager are not be influenced by shareholders.

330– Reference Form – 2019

21. Disclosure Policy

21. Disclosure Policy

21.1 - Description of the standards, or internal procedures or regiments relating to the disclosure of information

Regarding procedures related to the disclosure of information, Bradesco has:

  The Policy of Disclosure and Use of Information of Relevant Act or Fact, contained in the instrument of Policies for Disclosure of Material Act or Fact and Securities Trading Issued by Banco Bradesco S.A. establishes high standards of conduct for Senior Management and employees, whether in an internal or external environment, in view of the knowledge of inside information that is inherent in the work developed in the Company or in related companies, demonstrating the unlawfulness of the use of this information to benefit themselves or others, while not disclosed to the market, as well as configuring that such acts affront the basic principles of the Company, such as responsibility, ethics, transparency, loyalty and good faith, by subjecting the "insider" and other beneficiaries to sanctions in administrative, civil and criminal spheres.

They evidence, still, some precautions that must be observed in the conduct of activities, which are:

a)     to only involve people considered indispensable in the actions that may result in acts or facts that set up privileged information;

b)     to demonstrate the legal responsibility of each to the involved, alerting them that the operations, acts or facts on development are private and should not be commented on or discussed with their own families;

c)     to keep safe the medium in which the information is stored (on paper or magnetic media), restricting any type of unauthorized access, also eschewing the transfer of them or transmission of them to third parties in a manner that is not adequately protected;

d)     to file at the headquarters of the institution, together with the process that gave rise to the confidential material act or fact, relationship of the people who acknowledged the information prior to its disclosure to the market; and

e)     to obtain the signature on the Binding Agreement of individuals and legal entities mentioned in Article 1 and of others that Bradesco deems necessary or convenient, as well as filing the document at the Headquarters of the Institution.

  The following are the basic guidelines of the Bradesco Organization's Corporate Disclosure Policy:

a)     to ensure that the different shareholders have access to clear and accurate information according to the nature of the subject;

b)     to ensure the continuous process of checking and confirming the accuracy of information to be disclosed;

c)     to ensure the adoption of criteria for assessing the relevance of information to be disclosed, whether economic, financial, corporate or sustainable;

d)     to ensure consistent reporting in good time through a reliable, timely, understandable and accessible process of communication for all stakeholders; and

e)     to ensure that the disclosure process is reviewed at least annually, in accordance with the Organization's rules.

331– Reference Form – 2019

21. Disclosure Policy

21.2 - Description of the policy for the disclosure of material facts and any procedures concerning the maintenance of secrecy regarding undisclosed relevant information

The disclosure of material acts or facts in the Company takes place centrally, which facilitates the control of this information, where those involved follow to the letter described in Item 21.1.

The Policy for Disclosure and Use of Information of Material Act or Fact is an integral part of the Political Instrument of Disclosure of Material Act or Fact and Securities Trading issued by this Company and has, as an object, the establishment of high standards of conduct, which must be observed by Bradesco, by direct or indirect controlling shareholders, Members of the Board of Directors, Officers, Members of the Fiscal Council and any bodies with technical or advisory functions, created by statutory provision, and for anyone who, by virtue of the position, function or position within Bradesco, their controlling, affiliated companies or any subsidiaries, becomes aware of any information related to Material Acts or Facts, by which, without prejudice to the specific rules laid down, their conduct shall be guided on the basis of the following general principles:

a)     to grant shareholders and investors in Bradesco’s securities with a broad right to any information regarding aspects that may affect their investment, in respect to the legitimate interests of Bradesco and the observed legal requirements and the provisions of that instrument;

b)     to ensure a continuous, orderly and affordable flow of information to all shareholders and investors in Bradesco’s securities;

c)     to pay attention to their social responsibility, especially for investors, those who work at Bradesco, as well as with the community in which they operate;

d)     to make every effort to promote market efficiency, so that the competition among investors is in the interpretation of the disclosed information, and will never give privileged access to information;

e)     to always be aware that the transparent, accurate and timely information is the main instrument available to the investing public and, especially, Bradesco's shareholders to be ensured of necessary fair treatment; and

f)       to ensure that the disclosure of information regarding the assets and liabilities and financial situation of the company is correct, complete and continuous.

The said instrument, which has as basic guidelines to CVM Instruction No. 358/02, was approved on July 29, 2002, and is available on the website www.bradescori.com.br – Corporate Governance Sector – Policies Standard and Practices and is also available on the websites of the B3 - Brasil, Bolsa e Balcão and CVM.

21.3 - Managers responsible for the implementation, maintenance, evaluation and supervision of the information disclosure policy

Responsibility for the implementation and monitoring of the Political Instrument of Disclosure of Material Act or Fact and Securities Trading Issued by Bradesco is the Investor Relations Officer.

21.4 - Other relevant information

There is no other information deemed relevant at this time.

332– Reference Form – 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 30, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.